As confidentially submitted to the Securities and Exchange Commission on July 24, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S‑1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Iambic Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	84-3364168 (I.R.S. Employer Identification Number)

5627 Oberlin Drive, Suite 120

San Diego, California 92121

(619) 330-5499

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Thomas Miller, Ph.D.

Chief Executive Officer

5627 Oberlin Drive, Suite 120

San Diego, California 92121

(619) 330-5499

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Patrick J. Schultheis Zachary B. Myers Christina L. Poulsen Victor T. Nilsson Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, California 92130 (858) 350-2300	Michael Secora, Ph.D. Chief Financial Officer and Corporate Development Officer Sunny Chang General Counsel Iambic Therapeutics, Inc. 5627 Oberlin Drive, Suite 120 San Diego, California 92121 (619) 330-5499	Charles S. Kim Denny Won Kristin VanderPas Carlos Ramirez Cooley LLP 10265 Science Center Drive San Diego, California 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited consolidated financial statements as of March 31, 2026 and March 31, 2025, and for the three months ended March 31, 2026 and 2025, because they relate to historical periods that will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S‑X at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated , 2026

Preliminary prospectus

shares

Common stock

This is an initial public offering of shares of common stock of Iambic Therapeutics, Inc. We are offering shares of common stock to be sold in this offering. The initial public offering price is expected to be between $ and $ per share.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on The Nasdaq Global Select Market under the symbol “IAM” and this offering is contingent upon obtaining approval of such listing.

We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to Iambic Therapeutics, Inc., before expenses	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 12.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about , 2026.

J.P. Morgan	Jefferies	BofA Securities	Citigroup

, 2026

ii

Founders’ letter

Dear Investor,

Every patient deserves access to better medicines, developed faster than has historically been possible. Iambic was founded to help address this challenge, built on a simple belief: better technology leads to better medicines.

We are fortunate to live in an extraordinary era, when advances in artificial intelligence (AI) and automation are progressing at a once unimaginable pace. The historical scientific model—in which a single scientist performs a single experiment to test a single hypothesis—is beginning to give way to one in which individual scientists can evaluate dozens of hypotheses through thousands of concurrent, automated experiments. This new scientific model is central to our shared vision for Iambic. We are committed to building technologies with the potential to address fundamental challenges in discovering and developing medicines for patients with urgent unmet needs.

Before founding Iambic, we spent years collaborating as tenured professors at Caltech and the University of Bristol, respectively, using computation to address important chemical and biological problems. Separately and together, we created algorithms and quantum mechanical models to better understand and predict the properties of batteries, polymers, enzymes, protein biosynthesis, photosynthesis, and many other systems and processes. To fully realize our shared vision, we chose to leave our academic positions and found a company dedicated to creating technologies with real-world translational impact, most importantly the creation of medicines. That decision marked the beginning of Iambic in 2019—and the start of a journey that continues today.

Upon establishing our AI and software foundation, we made the deliberate decision at Iambic to bet on ourselves by applying those technologies to discover wholly owned drug candidates. We built a proprietary automated experimentation capability to generate the data needed to continually test and improve our AI models. These were the first steps towards the Iambic molecular superintelligence platform. With this approach, we advanced our first drug candidate into the clinic in approximately two years—over three years faster than historically reported industry timelines. Since then, our most advanced program, IAM1363, has generated encouraging preliminary clinical data, and we have continued to demonstrate the repeatability of the platform through the continued advancement of additional platform-developed drug candidates across multiple targets and disease areas.

At the same time, we established partnerships with leading companies across technology, biotechnology, and pharmaceutical development—including NVIDIA, Lambda, Revolution Medicines, Jazz Pharmaceuticals, Lundbeck, Takeda, and Bayer. We view these collaborations as a natural complement to our internal drug discovery efforts. They broaden the impact of our platform, strengthen our scientific capabilities, expand our proprietary data sets, and create multiple pathways for long-term value creation.

From the outset, we recognized that achieving our mission would require an exceptional and highly collaborative team. Building and utilizing a molecular superintelligence platform is beyond the expertise of any individual discipline or person. We have been fortunate to assemble experts spanning AI, software engineering, chemistry, biology, laboratory automation, and clinical development, many of whom have worked together for more than a decade. This team brings experience that spans the full drug discovery and development journey—from target identification to FDA approval—and has created technologies which we believe are at the leading edge of the field. The Iambic team is our greatest asset, and collaboration remains central to our culture and values.

As we look ahead, our North Star remains unchanged: better technology for better medicines. This means innovating with the urgency of a technology company while executing clinical development with the rigor and discipline of a pharmaceutical company. It means continuing to advance the technologies that strengthen our platform while repeatedly discovering and developing new medicines, both independently and through partnerships. Most importantly, it means keeping patients at the center of everything we do.

We view this IPO not as the culmination of our journey, but as its next chapter. Our ambition is to build a company that continually transforms advances in computation, AI, and automation into better medicines for patients around the world. We are grateful for the opportunity to pursue that mission, and excited for the journey ahead.

Tom Miller and Fred Manby

iii

Through and including , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition, and prospects may have changed since that date.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

v

Prospectus summary

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk factors” and “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Iambic,” and the “Company” refer to Iambic Therapeutics, Inc. and its consolidated subsidiaries.

Overview

We are a technology and clinical-stage life sciences company pursuing a fundamental shift in the biopharmaceutical industry. Our mission is to make better technologies to make better medicines. We do this by integrating leading proprietary, large-scale artificial intelligence (AI) with automated, scalable chemistry and biology experimentation. We call this approach molecular superintelligence.

The Iambic molecular superintelligence platform is designed to disrupt legacy drug discovery paradigms. Instead of treating each stage of drug discovery as a distinct technological challenge, we have developed a unified, intelligent platform designed to address the full journey of drug discovery and development—from hit identification to multiparameter lead optimization to clinical developability. Our proprietary technologies include Enchant, a multimodal AI model for predicting preclinical and clinical properties, NeuralPLexer, a flow-matching generative AI for biomolecular structure prediction, and automated plate-based chemistry and biology workflows that allow synthesis and testing of hundreds of compounds per program on a weekly cadence.

Crucially, the molecular superintelligence platform learns from its own laboratory-generated data: reinforcement learning based on a continuous stream of experiments sharpens predictions and search strategy, tightening the design–make–test (DMT) loop with every cycle (Figure 1). This platform does not merely accelerate isolated components of drug discovery; it is additionally designed to navigate chemical and biological spaces with the goal of improving the probability of success at every stage. Iambic aims to systematically expand the boundaries of what is druggable, and to redefine how novel therapeutics are conceived, optimized, and advanced to address unmet patient need.

Figure 1. Iambic's molecular superintelligence platform is designed to discover and advance potential new medicines. It integrates proprietary AI technologies for molecular property prediction and selection (Design), high-throughput chemistry for rapid, automated access to a diverse and ever-expanding chemical space (Make), and high-throughput biology to flexibly measure molecular properties (Test).

We believe that the utility of our platform is demonstrated through the advancement of our wholly owned pipeline of preclinical and clinical development candidates (Figure 3). We believe these programs each address indications with potential annual multi-billion dollar market opportunities, based on our estimates derived from reported sales of existing approved therapies for these indications.

Our most advanced program, IAM1363, progressed from project initiation to clinical development in approximately two years, over three years faster than historically reported industry timelines. IAM1363 is an oral, highly selective, pan-mutant, and brain-penetrant small molecule inhibitor of human epidermal growth factor receptor 2 (HER2). As of July 2026, it is in an ongoing, open-label, multi-center Phase 1/1b basket clinical trial in patients with advanced HER2-altered solid tumors. We believe IAM1363 is the only known HER2 tyrosine kinase inhibitor (TKI) that binds to the inactive (DFG-out) conformation of the HER2 kinase domain. We believe this distinct Type II binding mode may contribute to the molecule's combination of deep selectivity for HER2 vs wild-type epidermal growth factor receptor (EGFR), and broad coverage against HER2 variants with activating mutations. We believe IAM1363 has the potential to be developed across multiple HER2-driven solid tumor indications, including HER2-positive breast cancer, HER2-positive gastroesophageal adenocarcinoma (GEA), HER2-amplified non-small cell lung cancer (NSCLC), and HER2-mutant NSCLC.

Evidence validating our molecular superintelligence platform extends well beyond IAM1363, including a broad internal pipeline, continued innovation in new programs, and a growing roster of partnerships. As summarized in Figure 2, our molecular superintelligence platform drives a diverse set of internal programs, adding new modalities, target classes and therapeutic areas to our pipeline. IAM217 is a brain-penetrant allosteric inhibitor for KIF18A, a mitotic kinesin with potential therapeutic relevance for ovarian cancer, triple-negative breast cancer, and other solid-tumor cancers. IAM-C1 is our selective dual inhibitor of cyclin-dependent kinases 2 and 4 (CDK2 and CDK4). We anticipate submitting Investigational New Drug (IND) applications for IAM217 and IAM-C1 in and , followed by initiation of a Phase 1/2 clinical trial, subject to regulatory clearance.

Figure 2. Illustrative ways in which Iambic’s platform technologies were used in discovery projects.

Beyond our internal programs, the platform has been deployed across multiple strategic partnerships, extending these advantages to programs developed in collaboration with leading pharmaceutical companies (Figure 4). Our relationships with leading partners like NVIDIA, Lundbeck, Lambda, Revolution Medicines, Jazz Pharmaceuticals, Takeda, and Bayer demonstrate meaningful external interest in our platform. Taken together, we believe our molecular superintelligence platform has been thoroughly validated both by internal pipeline execution and external partnership demand.

Our goal is to prove, program after program, that better technology leads to better medicines—and that a platform built around molecular superintelligence can systematically improve the historical cost, time, and probability of success that have constrained drug development. Our vision is to deliver highly differentiated medicines to patients with urgent unmet needs, faster and with what we believe is a higher likelihood of success in clinical development than conventional approaches, while compounding a self-reinforcing advantage in data, technology, and pipeline of drug candidates.

Our pipeline

We are advancing a pipeline of wholly owned drug candidates developed using our molecular superintelligence platform. Our most advanced program, IAM1363, is a HER2 inhibitor that as of July 2026, is in a Phase 1/1b clinical trial in subjects with HER2-altered solid tumors. Our two additional programs, IAM217 (a KIF18A inhibitor) and IAM-C1 (a dual CDK2/4 inhibitor), are in preclinical development and we anticipate filing IND applications in and , respectively, followed in each case by initiation of a Phase 1/2 clinical trial, subject to regulatory clearance.

Figure 3 summarizes our wholly owned clinical programs and their current stages of development.

Figure 3. Wholly Owned Pipeline.

Figure 4 summarizes our partnership programs and their current stage of development.

Figure 4. Partnerships & Collaborations.

Our strategy

The key elements of Iambic's strategy constitute a self-reinforcing engine for new medicines, shown in Figure 5:

•
Platform: Advance our platform, unlock additional capabilities, and expand our data moat.
•
Pipeline: Advance a differentiated, wholly owned preclinical and clinical pipeline.
•
Partnerships: Convert platform leadership into partnership revenue.

Our platform drives our internal and partnered drug discovery programs. Through these discovery programs, we generate a vast and rapidly expanding data moat. This proprietary data is used to both design and train more powerful, next-generation AI models, thus strengthening the platform.

Figure 5. Iambic: an engine for new medicines.

In addition to proprietary data, partnerships provide capital to fund a significant amount of the discovery and development expenditure for our internal pipeline. While we anticipate that our expenditure will increase as our internal pipeline both expands and advances, we believe that the capital that we receive from existing and potential new partners will continue to expand, offsetting future expenditure and allowing us to reach additional clinical milestones.

We believe that our value proposition is greater than the sum of our Platform, Pipeline, and Partnership components. These three pillars mutually reinforce each other and synergistically drive our continued value creation. Sustained operation of this engine over the past five years has enabled us to create what we believe is a competitive advantage in infrastructure, proprietary data, and first-hand team expertise.

Our team and investors

We are led by a team with deep and complementary expertise across AI, drug discovery, and clinical development. Our co-founders, Tom Miller, Ph.D., our Chief Executive Officer, and Fred Manby, Ph.D., our Chief Technology Officer, have collectively authored more than 300 peer-reviewed publications and patents spanning theoretical, quantum, and computational chemistry.

Tom Miller, Ph.D. is a scientist and entrepreneur focused on the intersection of AI, chemistry, and biology, and has served as our Co-Founder and Chief Executive Officer since 2020. Prior to co-founding Iambic, Dr. Miller spent over 10 years as a professor at the California Institute of Technology, where he received numerous awards for research and entrepreneurial excellence. His research focused on computation and machine learning, including contributions to methods that couple physics-based simulation with machine learning to improve the prediction of molecular properties.

Fred Manby, Ph.D. is a scientist, entrepreneur, and recognized authority focused on the integration of AI technologies in high-throughput experimentation in small-molecule drug discovery. Dr. Manby has served as our Co-Founder and Chief Technology Officer since 2020 after a prolific 20-year academic career in quantum and computational chemistry. Much of his academic career was spent as a professor of chemistry at the University of Bristol in the United Kingdom, where he earned numerous awards for research excellence.

Peter Olson, Ph.D. is an oncology drug discovery leader with over 25 years of fundamental, preclinical, and translational research experience across academia and industry and serves as our Chief Scientific Officer. Dr.

Olson leads our scientific team in advancing small-molecule programs from target identification through clinical proof-of-concept, with expertise in oncogenic driver and synthetic lethal pathways and in building preclinical data packages that inform precision medicine hypotheses. Prior to joining us, Dr. Olson was Vice President, Research at Mirati Therapeutics (acquired by Bristol Myers Squibb in January 2024) and a Senior Group Leader in Pfizer’s Oncology Research Unit.

Michael Secora, Ph.D. is a scientist and finance and corporate development executive who has served as our Chief Corporate Development Officer and Chief Financial Officer since January 2025. Prior to joining us, Dr. Secora was Chief Financial Officer of Recursion Pharmaceuticals, Inc. Dr. Secora also spent 10 years at Laurion Capital as Managing Director and Head of Capital Markets and Venture, focusing on emerging technologies and life sciences.

Neil Josephson, M.D. is a physician-scientist trained in hematology and oncology and has served as our Chief Medical Officer since 2024. Dr. Josephson has broad experience in oncology therapeutics, including the development of the HER2 bispecific antibody zanidatimab from early to registrational clinical studies. Prior to joining us, Dr. Josephson was Chief Medical Officer at Zymeworks Inc., having previously served as Vice-President in Clinical Development at Seattle Genetics and as Associate Professor of Medicine at the University of Washington.

Since Iambic's inception, we have raised over $350 million in capital from experienced technology- and healthcare-focused investors, including our 5% or greater holders, Catalio, Nexus Ventures, Q Healthcare Holding, NVIDIA Corporation, and Coatue Ventures. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and strategies and have purchased their shares in prior offerings at prices lower than the price offered to the public in this offering. In addition, some of these investors may not be subject to reporting requirements under Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), and, thus, prospective investors may not necessarily know the total amount of investment by each of the prior investors and if and when some of the prior investors decide to sell any of their shares.

Summary of risks related to our business

Our business is subject to numerous risks and uncertainties, any of which could adversely affect our business, operating results, financial condition, and prospects, including those highlighted in the section titled “Risk factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•
We have a limited operating history and have incurred significant losses and negative cash flows, and we anticipate that we will continue to incur losses and may never achieve or maintain profitability.
•
We will require substantial additional capital, which may not be available on acceptable terms, if at all.
•
Our business depends on establishing and maintaining strategic partnerships, including with Takeda and Lundbeck, and a small number of partners have accounted for a substantial portion of our revenue.
•
Our partners have significant discretion over whether and how to advance, prioritize and disclose partnered programs.
•
Our approach to drug discovery, which integrates AI with automated experimentation, is novel and unproven and may not lead to successful, commercially viable drug products.
•
Our most advanced program, IAM1363, is in an early-stage Phase 1/1b clinical trial, and our other programs, IAM217 and IAM-C1, are preclinical; drug development is lengthy, expensive, and uncertain, and most candidates never receive regulatory approval.
•
Interim, initial, "top-line", and preliminary data from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures that could result in material changes in the final data.
•
Our drug candidates may cause undesirable side effects, and we may be unable to enroll patients or complete our clinical trials on the timelines we expect, or at all.

•
Our platform depends on continued access to high-quality data, third-party and licensed datasets, and specialized computing hardware and capacity obtained from third parties.
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Our use of AI is subject to rapidly evolving laws and regulations and to technical, ethical and reputational risks.
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We rely on third parties, including contract research organizations, contract manufacturers and suppliers, and we do not own or operate our own manufacturing facilities.
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We face significant competition from pharmaceutical and biotechnology companies and from other companies applying AI and machine learning to drug discovery, many of which have substantially greater resources than we do.
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The regulatory approval process is lengthy, time-consuming, and inherently unpredictable; we have never obtained approval for any drug candidate and, even if we do, would remain subject to extensive ongoing regulation.
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Our success depends on obtaining and maintaining intellectual property protection, much of which consists of pending applications that may never issue, and on protecting our trade secrets.
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We depend on our senior management and other key personnel, and we must manage rapid growth, our transition to a public company, and cybersecurity and other operational risks.
•
There has been no public market for our common stock, its price may be volatile, you will experience immediate and substantial dilution, and our insiders continue to have substantial influence.
•
We are an emerging growth company; we do not anticipate paying cash dividends; anti-takeover and exclusive-forum provisions apply; our ability to use our net operating loss carryforwards may be limited; and our operations are concentrated in San Diego, California.

The summary of risks described above should be read together with the text of the full risk factors in the section titled “Risk factors” and other information set forth in this prospectus, including our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes. Our risk factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Channels for disclosure of information

Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (SEC), the investor relations page on our website, press releases, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate and other information

We were incorporated in Delaware in October 2019 under the name Entos, Inc. and subsequently changed our name to Iambic Therapeutics, Inc. Our principal executive offices are located at 5627 Oberlin Drive, Suite 120, San Diego, California 92121. Our telephone number is (619) 330-5499. Our website is www.iambic.ai. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

We use Iambic, the Iambic logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork, and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of being an emerging growth company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act). As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

•
presentation in this prospectus of only two years of audited financial statements and related financial disclosure;
•
exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•
exemption from compliance with the requirement of the Public Company Accounting Oversight Board (the PCAOB) regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•
reduced disclosure about our executive compensation arrangements; and
•
exemption from the requirement to hold non‑binding advisory votes on executive compensation or golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the fiscal year in which we have at least $1.235 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates as of the last day of the most recently completed second quarter; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (iv) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with new or revised accounting standards until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.

The offering

Common stock offered by us	shares.

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the public equity markets by us, our employees and our stockholders, and increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance the clinical development of IAM1363; to advance the clinical development of IAM217 through ; to advance the clinical development of IAM-C1 through ; and the remainder, if any, for working capital and other general corporate purposes. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of proceeds” for additional information.

Risk factors	See the section titled “Risk factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq Global Select Market trading symbol	“IAM”

The number of shares of our common stock that will be outstanding immediately after this offering is based on 173,940,131 shares of our common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 150,004,272 shares of common stock immediately prior to the completion of this offering, and excludes:

•
17,208,599 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2026, with a weighted-average exercise price of $1.31 per share;
•
3,338,160 shares of common stock issuable upon the vesting and settlement of restricted stock units (RSUs) outstanding as of June 30, 2026, for which the performance-based vesting condition was not satisfied as of June 30, 2026, and for which the liquidity-based vesting condition will be satisfied upon the completion of this offering;

•
74,396 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of June 30, 2026, with an exercise price of $0.57 per share;
•
2,117,624 shares of common stock reserved for future issuance under our Amended and Restated 2020 Equity Incentive Plan (the 2020 Plan), as of June 30, 2026, which number of shares will be added to the shares of our common stock to be reserved under our 2026 Equity Incentive Plan (the 2026 Plan), upon its effectiveness, at which time we will cease granting awards under our 2020 Plan;
•
shares of common stock reserved for future issuance under our 2026 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•
shares of common stock reserved for future issuance under our 2026 Employee Stock Purchase Plan (the ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2026 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2026 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2020 Plan that expire, are forfeited, or are repurchased by us, as more fully described in the section titled “Executive compensation—Employee benefit and stock plans.”

Except as otherwise indicated, all information in this prospectus assumes or gives effect to the following:

•
the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 150,004,272 shares of common stock immediately prior to the completion of this offering;
•
a -for-one reverse split of our capital stock, which was effected on , 2026 and a corresponding adjustment to the ratio at which our convertible preferred stock will convert into common stock;
•
no exercise of outstanding options or warrants, or settlement of outstanding RSUs, as described above;
•
the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering; and
•
no exercise of the underwriters’ option to purchase up to additional shares of our common stock in this offering.

Summary consolidated financial data

The following tables set forth a summary of our consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations for the years ended December 31, 2025 and 2024, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated statements of operations for the six months ended June 30, 2025 and 2026, and the summary consolidated balance sheet data as of June 30, 2026, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information in the section titled “Management’s discussion and analysis of financial condition and results of operations.” Our historical results are not necessarily indicative of our future results, and the results of operations for the six months ended June 30, 2026, are not necessarily indicative of results for the full year. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.

	Year ended December 31,		Six months ended June 30,
	2025	2024	2026	2025
(in thousands, except for share and per share data)			(unaudited)
Consolidated statements of operations data:
Collaboration revenue	$9,426	$1,194	$	$
Operating expenses:
Research and development	77,528	45,696
General and administrative	14,248	9,375
Total operating expenses	91,776	55,071
Loss from operations	(82,350)	(53,877)
Other income (expense), net:
Interest income	5,207	6,042
Interest expense	(17)	(8)
Other expense	(90)	—
Total other income (expense), net	5,100	6,034
Loss before income taxes	(77,250)	(47,843)
Income tax expense	(45)	(34)
Net loss	$(77,295)	$(47,877)	$	$
Net loss per share attributable to common stockholders, basic and diluted	$(3.57)	$(2.23)	$	$
Weighted-average common stock outstanding to compute basic and diluted net loss per share	21,621,643	21,423,331
Pro forma net loss per share, basic and diluted(1)	$	$	$	$
Weighted-average common stock outstanding to compute pro forma basic and diluted net loss per share

(1)
The pro forma basic and diluted net loss per share for the year ended December 31, 2025, and for the six months ended June 30, 2026, have been computed to give effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock as of such date. Pro forma basic and diluted net loss per share attributable to common stockholders does not include the effect of the shares expected to be sold in this offering. The pro forma net loss per share attributable to common stockholders for the year ended December 31, 2025, and six months ended June 30, 2026, were calculated using the weighted-average number of shares of common stock outstanding as of such date, including the pro forma effect of the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as if such conversion or exercise had occurred at the beginning of the applicable period.

As of June 30, 2026
	Actual	Pro forma(1)	Pro forma as adjusted(2)
(in thousands)
Consolidated balance sheet data:
Cash and cash equivalents	$	$	$
Working capital(3)
Total assets
Total liabilities
Convertible preferred stock
Accumulated deficit
Total stockholders’ deficit	$	$	$

(1)
The pro forma consolidated balance sheet data gives effect to (a) the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 150,004,272 shares of common stock as of June 30, 2026, and (b) the filing of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.
(2)
Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnote (1) above and the issuance and sale by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ deficit by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
(3)
Working capital is defined as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors

Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition, and prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition, and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. Our risk factors are not guarantees that no such conditions exist as of the date of this prospectus and should not be interpreted as an affirmative statement that such risks or conditions have not materialized, in whole or in part.

Risks related to our limited operating history, our financial position and need for additional capital

We are a technology and clinical-stage life sciences company with a limited operating history and no products approved for commercial sale, which may make it difficult to evaluate our current business prospects and predict our future success or viability.

We are a technology and clinical-stage life sciences company with a limited operating history. While we have generated revenue from our strategic partnerships and collaborations, we have no products approved for commercial sale and have not generated any revenue from product sales. Since our inception in October 2019, we have focused substantially all of our efforts and resources on building what we refer to as our molecular superintelligence platform, our proprietary platform that integrates advanced AI models with automated, high-throughput laboratory experimentation and is comprised of (i) Enchant, our multimodal AI model for predicting preclinical and clinical properties, (ii) NeuralPLexer, our flow-matching generative AI for biomolecular structure prediction, and (iii) robotic data generation at scale (collectively, our molecular superintelligence platform) as well as advancing our own platform-developed drug candidates and pipeline. All of our therapeutic assets are in the discovery, Investigational New Drug (IND)-enabling, or clinical stages, including our most advanced clinical program, IAM1363. Before we can commercialize our drug candidates, they require, among other steps, clinical success; development of internal or external manufacturing capacity and marketing expertise; and regulatory approval by the U.S. Food and Drug Administration (the FDA) and other applicable authorities in other jurisdictions. We do not expect to generate any revenue from drug product sales in the foreseeable future and we can provide no assurance that we will obtain regulatory approvals to market and sell any drug products in the future. Until we successfully develop and commercialize drug candidates, which may never occur, we expect to finance our operations through a combination of private and public equity offerings, debt financings, strategic partnerships and collaborations, or similar arrangements.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by clinical-stage life sciences companies developing therapeutics, as well as by technology-enabled companies that perform drug discovery on behalf of partners. Although we have generated revenue from our partnerships, we have not generated any revenue from drug product sales, and, as we advance our wholly owned programs, we will need to transition from a company primarily focused on research and development and the performance of drug discovery on behalf of ourselves and our partners to a company that is also capable of commercializing its own drug products, while continuing to operate and scale our collaboration business. If we do not adequately address these risks and difficulties or successfully make such a transition, our business will suffer.

Our limited operating history may make it difficult for investors and securities analysts to evaluate our current business prospects and predict our future success or viability. You should consider our business and prospects in light of the risks, uncertainties, and difficulties frequently encountered by early-stage clinical life sciences companies in rapidly evolving markets. We may not be able to successfully address any or all of these risks.

We have incurred significant losses and negative cash flows from operations since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future and may never achieve or maintain profitability.

While we have generated revenue from our strategic partnerships and collaborations, we have no drug products approved for commercial sale, have not generated any revenue from drug product sales, and have incurred significant net losses since our formation. Furthermore, we may not generate revenue from drug product sales for many years, if ever. To date, we have funded our operations from venture capital financings and through partnerships. Our net losses were $77.3 million and $47.9 million for the years ended December 31, 2025 and 2024, respectively, and $ million for the six month period ended June 30, 2026. As of June 30, 2026, we had an accumulated deficit of $ million. Additionally, the net losses we incur may fluctuate significantly from quarter to quarter such that a period-to-period comparison of our results of operations may not be a good indicator of our future performance. The size of our future net losses will depend, in part, on the rate of future growth of our expenses and our ability to generate revenue. Substantially all of our operating losses have resulted from costs incurred in connection with research and development efforts primarily related to the discovery and development of our preclinical and clinical therapeutic candidates and the advancement of our proprietary molecular superintelligence platform, and from general and administrative costs associated with our operations.

Our model takes a dual-track approach, tackling both the development of wholly owned internally developed therapeutic assets and partnerships with pharmaceutical and technology companies, including drug discovery and development for third-party pharmaceutical partners using our molecular superintelligence platform. Neither our internal pipeline nor our partnered programs have yet produced an approved drug product. We expect to continue incurring significant expenses and increasing operating losses for the foreseeable future. We expect that our expenses will increase substantially if and as we:

•
advance our own platform-developed drug candidates and pipeline, including the initiation of additional clinical trials and other studies for the development of our therapeutic assets;
•
continue to develop and enhance our molecular superintelligence platform and its capabilities, including training and deploying next-generation versions of Enchant and NeuralPLexer;
•
expand and maintain our access to computational infrastructure, including high-performance graphics processing unit (GPU) capacity and cloud computing resources required to train and deploy our models;
•
perform drug discovery and development activities under our existing and any further partnership agreements;
•
create additional infrastructure to support our operations as a public company and our drug candidate development and planned future commercialization efforts;
•
change or add additional manufacturers or suppliers, some of which may require additional permits or other governmental approvals;
•
establish a sales, marketing, and distribution infrastructure to commercialize any drug candidates for which we may obtain marketing approval;
•
attract, hire and retain qualified clinical, scientific, operations, and management personnel;
•
maintain, protect, and expand our intellectual property portfolio; and
•
experience any delays or encounter issues with any of the above.

Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital and our ability to achieve and maintain profitability.

In addition, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown factors and risks frequently experienced by clinical-stage life sciences companies in rapidly evolving fields. See the risk titled “—We are a technology and clinical-stage life sciences company with a limited operating history…” above.

Even if this offering is successful, we expect that we will need substantial additional capital to complete the development and any commercialization of our current and any future drug candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate at least some of our drug product development programs, platform development plans, business development plans, potential commercialization efforts and to possibly cease operations.

The development of drug candidates is capital-intensive. We have programs throughout the stages of drug development, including discovery, IND-enabling, and clinical stage. We expect to incur additional losses in connection with our ongoing activities as we continue the research and development of, initiate clinical trials of, and potentially seek marketing approval for, our current drug candidates, including IAM1363, and as we build out and diversify our pipeline. In particular, we expect expenses to increase substantially as we advance our programs through discovery and IND-enabling studies, submit IND applications, initiate and progress clinical trials, and continue investing in our molecular superintelligence platform. Drug development, particularly clinical stage development and trials, is expensive and can take many years, so we will need supplemental funding to complete these undertakings. If our drug candidates are eventually approved by regulators, we will require significant additional funding in order to launch and commercialize our products. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We expect that we will require additional capital beyond the proceeds of this offering, which we may raise through private and public equity offerings, debt financings, technology enablement, and strategic partnerships and collaborations or similar arrangements.

As of June 30, 2026, we had cash and cash equivalents of $ million. Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. Because the length of time and activities associated with successful clinical development of our drug candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any marketing and commercialization activities.

We will need substantial additional capital to develop our drug candidates and fund operations for the foreseeable future. Our future capital requirements will depend on many factors, including:

•
the scope, timing, rate of progress, and costs of our clinical trials for our current and any future drug candidates;
•
the cost and pace of continued investment in our molecular superintelligence platform, including the development of next-generation computational models and the expansion of our automated laboratory infrastructure;
•
the cost and availability of high-performance computing resources, including GPU capacity and cloud computing services, which may fluctuate significantly based on market demand and supply constraints;
•
the number, scope, and resource requirements of our collaboration agreements and any future partnerships;
•
the number and scope of clinical programs we decide to pursue;
•
the cost, timing, and outcome of preparing for and undergoing regulatory review of our current and any future drug candidates;
•
the cost and timing of manufacturing our drug candidates;
•
the costs of preparing, filing, and prosecuting patent applications and trademark applications, maintaining and enforcing our intellectual property rights, and defending intellectual property-related claims;
•
the terms and timing of establishing and maintaining partnerships and collaborations, licenses, and other similar arrangements and the success, or lack of success, of our partners’ and licensees’ products;

•
the timing and amount of any payments, including milestone and royalty payments from our existing or future partners or licensees;
•
our efforts to enhance operational systems and our ability to attract, hire, and retain qualified personnel, including personnel to support the development of our drug candidates;
•
the costs associated with being a public company;
•
the extent, if any, to which we acquire or in-license other technologies;
•
the extent to which we enter into additional licensing or collaboration arrangements for any of our programs or therapeutic assets;
•
the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution of our drug candidates, if they receive marketing approval;
•
any product liability or other lawsuits related to our current or future drug candidates;
•
our implementation of various computerized informational systems and efforts to enhance operational systems;
•
our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors for our drug products;
•
the extent, if any, to which we acquire or invest in businesses, products, and technologies, including the timing and amount of any payments due in connection with our acquisitions and investments;
•
the effect of competing technological and market developments; and
•
the impact of global economic uncertainty and geopolitical tensions, which may also have the effect of exacerbating the magnitude of the factors discussed above.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our common stock. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures, or declaring dividends. If we raise additional funds through partnerships and collaborations, strategic alliances, or marketing, distribution, or licensing arrangements with third parties, we may be required to relinquish valuable rights to our technologies, future revenue streams, research programs or drug candidates or grant licenses on terms that may not be favorable to us.

Adequate additional financing may not be available to us when needed on acceptable terms, or at all. Our failure to raise capital as and when needed would have a negative effect on our financial condition and our ability to pursue our business strategy. In addition, attempting to secure additional financing may divert the time and attention of our management from day-to-day activities and harm our development efforts. If we are unable to raise capital when needed or on acceptable terms, we may be required to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market drug products that we would otherwise prefer to develop and market ourselves.

Our quarterly and annual operating results may fluctuate significantly due to a variety of factors and could fall below our expectations or the expectations of investors or securities analysts, which may cause our stock price to fluctuate or decline.

The amount of our future losses, and when we might achieve profitability, is uncertain, and our quarterly and annual operating results may fluctuate significantly for various reasons, many of which are outside of our control and may be difficult to predict, including, but not limited to, the following:

•
the timing, number, and size of milestone payments, option exercise fees, upfront fees, royalties, and other contingent payments under our collaboration agreements, and the timing of our recognition of revenue therefrom, which may cause significant variability between periods;
•
changes in the fair value of equity securities we hold in, or may in the future hold in, our drug discovery partners, and the timing and amount of any distributions or liquidity events with respect to such holdings;
•
the success, or lack thereof, of our drug discovery partners in advancing, developing, and commercializing the drug candidates underlying any of our milestone, option fee, and royalty entitlements;
•
the timing of our recognition of revenue from entering into any new collaboration, partnership, or out-licensing arrangements;
•
the timing of, and our levels of investment in, research and development activities relating to our drug candidates;
•
the timing of, and status of staffing and enrollment for, clinical trials;
•
the results of clinical trials for our drug candidates, including whether there are any serious adverse events, unexpected events, death, or other safety concerns, with our drug candidates, whether the trials meet the planned endpoints, and whether we receive marketing approval for them;
•
publications by competitors of their clinical trial results and public perception of those results, if positive, could negatively impact our competitive position;
•
commercialization of competing drug candidates or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;
•
the timing and cost of manufacturing our drug candidates;
•
additions and departures of key personnel;
•
the level of demand for our drug candidates should they receive approval, which may vary significantly;
•
coverage and reimbursement policies with respect to our drug candidates, if approved;
•
costs and fees incurred in connection with any litigation or disputes in which we may become involved;
•
changes in the regulatory environment or market or general economic conditions;
•
the increase in salaries and wages and the extension of benefits required to retain, attract and motivate qualified personnel;
•
the increases in costs of components necessary for our business; and
•
inflation and other macroeconomic conditions.

The occurrence of one or more of these or other factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet any forecasts we provide to the market, or the expectations of industry or financial analysts or investors, for any period. If one or more of these events occur, the price of our common stock could decline substantially.

If we engage in future strategic transactions, this may increase our capital requirements, dilute our stockholders’ equity, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may in the future pursue acquisitions of complementary businesses, products, or technologies, or enter into additional strategic partnerships, including by licensing or acquiring complementary intellectual property rights, technologies, or businesses. We have not completed any acquisitions to date, and we have limited experience in evaluating or integrating acquired businesses or assets. When we are pursuing additional strategic partnerships and if we pursue any acquisitions, we may not be able to identify suitable transaction candidates, and even if we do, we may be unable to complete a transaction on favorable terms, if at all. The competition for acquisition and partnership candidates may be intense and any such transaction may entail numerous risks whether or not any transaction is ultimately consummated, including increased operating expenses and cash requirements, the assumption of indebtedness or contingent liabilities, the issuance of equity securities that would dilute existing stockholders, the diversion of our management’s attention from our existing programs, advancement of our molecular superintelligence platform, and initiatives, and risks associated with entering into new business areas or geographies in which we have limited or no experience. If we undertake such a transaction, we may assume or incur debt obligations, incur large one-time expenses, or acquire goodwill and intangible assets, which could result in significant future amortization expenses and adversely impact our results of operations. A significant portion of the purchase price of any business we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield the returns we expect, we may be required to take impairment or other charges to our results of operations, which could adversely affect our results of operations.

Risks related to our partnership strategy

We are engaged in strategic partnerships and we intend to seek to establish additional partnerships, including for the clinical development of drug candidates. If we are unable to establish these partnerships on commercially reasonable terms or at all, or if current and future partnerships are not successful, our business and operating results could be materially and adversely impacted.

The advancement of our programs, and the potential commercialization of our drug candidates, will require substantial additional capital. To date, our operating revenue has primarily been generated through our partnerships. See the section titled “Business—Collaboration agreements” for a description of our material partnership agreements with Takeda Pharmaceuticals, U.S.A., Inc. (Takeda) and H. Lundbeck A/S (Lundbeck). We also have partnerships with leading pharmaceutical and technology companies, NVIDIA Corporation (NVIDIA), Lambda, Inc. (Lambda), Revolution Medicines, Inc. (RevMed), Jazz Pharmaceuticals Ireland Limited (Jazz Pharmaceuticals), and Bayer AG (Bayer). These partnerships cover a substantial number of programs and could represent a significant portion of our potential downstream value. We intend to seek additional partnerships, strategic collaborations, and licensing arrangements with technology, pharmaceutical and biotechnology companies. In the near term, the value of our Company will depend in part on the number and quality of the partnerships and similar arrangements that we negotiate, and we may not be able to reach definitive agreements on commercially reasonable terms, or at all. In addition, the significant number of business combinations among large pharmaceutical companies and consolidation in the biotechnology industry has reduced the number of potential future collaborators with whom we can partner.

Partnerships and similar arrangements can be complex and time consuming to negotiate and execute. We may have to relinquish valuable rights to our drug candidates, intellectual property, or future revenue streams, or grant licenses on terms that are not favorable to us. We may be restricted under collaboration agreements from entering into future agreements on certain terms with other potential partners or from conducting certain activities on our own. We face significant competition in seeking appropriate partners, including from established companies that may have a competitive advantage over us due to, among other factors, their size and/or financial resources, which may make it more challenging to achieve favorable terms in our partnership agreements, if at all. In addition, management of our relationships with partners requires (i) significant time and effort from our management team; (ii) coordination of our research and development programs with the research and development priorities of our partners; and (iii) effective allocation of our resources across multiple projects.

We may not be able to establish additional strategic partnerships and similar arrangements on a timely basis, on acceptable terms, or at all, and to maintain and successfully conclude them. Collaborative relationships with third parties could cause us to expend significant resources and incur substantial business risk with no assurance of financial return. If we are unable to establish or maintain partnerships and similar strategic arrangements on terms favorable to us and realize the intended benefits of those partnering arrangements, our research and development efforts and potential to generate revenue may be limited, we may have to alter our development and commercialization plans, and our business and operating results could be materially and adversely impacted.

For programs that are led by a partner, but for which we have downstream economic participation, success is dependent on the eventual approval and commercialization of drugs developed by our partners for which we have no control over the clinical development plan, regulatory strategy, or commercialization efforts.

Our business model is, in part, dependent on the eventual progression of drug candidates discovered or initially developed utilizing our discovery and development capabilities into clinical trials and commercialization. This requires us to find partners and enter into agreements with them that contain obligations for the partners to pay us milestone payments as well as royalties on sales of approved drugs for the drug candidates they develop that are generated utilizing our molecular superintelligence platform. Partners generally have significant discretion in determining the efforts and resources that they will apply to these partnerships, and they may not pursue or prioritize the development and commercialization of partnered drug candidates. In addition, given the nature of our relationships with our partners, we generally have limited control over the progression, clinical development, regulatory strategy, or eventual commercialization, if approved, of these drug candidates. As a result, our potential to receive milestones and royalties is dependent on our partners' efforts over which we have no control. Moreover, unless publicly disclosed by our partners, we may have limited information related to our partners' preclinical studies or clinical trial results, including serious adverse events, or ongoing communications with the relevant health authorities regarding our partners’ development strategy, which limits our visibility into how such programs may be progressing. In addition, because our partners have significant discretion in determining when to make announcements about the status of our partnerships, including about preclinical and clinical developments and timelines for advancing the partnered programs, any public announcement of unexpected results or developments in our partnerships, or any withholding of such information by our partners, may adversely impact our business. If our partners determine not to proceed with the development of a drug candidate discovered or initially developed utilizing our molecular superintelligence platform, or if they implement preclinical, clinical or regulatory strategies that ultimately do not result in the further development or approval of the drug candidate, we will not receive the benefits of our partnerships, which may have a material and adverse effect on our operations.

Additionally, we may have conflicts with our future partners, such as conflicts concerning the interpretation of preclinical or clinical data, the achievement of milestones, the interpretation of contractual obligations, payments for services, development obligations or the ownership of intellectual property developed during our collaboration. If any conflicts arise with any of our partners, such partner may act in a manner that is adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of our drug candidates, and in turn prevent us from generating revenue: disputes regarding milestone payments or royalties; uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations; unwillingness by the partner to cooperate in the development or manufacture of a drug candidate, including providing us with data or materials; unwillingness on the part of a partner to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; initiating of litigation or alternative dispute resolution options by either party to resolve the dispute; or attempts by either party to terminate the agreement. Collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable drug candidates. Termination by our partner would adversely affect us financially and could harm our business reputation.

Our partnership model involves actively performing drug discovery on behalf of our partners, which requires substantial resources, and our ability to maintain and enter into new partnerships may suffer if we are unable to consistently deliver the necessary resources. Our failure to meet our commitments to perform under existing and future partnership could subject us to financial penalties and liability, impair our partner relationships, and adversely affect our business.

Our partnership model involves, in most cases, actively performing drug discovery on behalf of our partners using our molecular superintelligence platform, rather than simply licensing access to our technology. This model exposes us to risks distinct from a traditional technology licensing arrangement because our ability to deliver results under these partnerships depends on the continued availability and advancement of our molecular superintelligence platform, our computational infrastructure, and our specialized personnel, any of which may be constrained or competing for capacity with other partnerships as well as our wholly owned internal programs. If we are unable to allocate sufficient resources to our partnerships while also advancing our internal pipeline, or if partners are dissatisfied with the pace or quality of our work, our partnership revenue and our ability to maintain and enter into new partnerships could be materially and adversely affected. If we fail, or are alleged to fail, to meet our performance commitments, we may be subject to remedies that could include reduced or withheld fees, liquidated damages, indemnification obligations, or other damages, and partners may have the right to terminate the collaboration. Any such failure could also harm our reputation, reduce the likelihood that partners renew or expand their engagements with us, make it more difficult to enter into new partnerships, and expose us to disputes or litigation. The occurrence of any of these events could adversely affect our business, financial condition, results of operations, and prospects.

We deploy certain software products to partners under agreements that include service level and related performance commitments, and our failure to meet those commitments could subject us to financial penalties and liability, impair our partner relationships, and adversely affect our business.

In addition to performing drug discovery on behalf of certain partners using our molecular superintelligence platform, we deploy software products, primarily, but not exclusively, NeuralPLexer, to external parties for use in their own environments or workflows. These deployments are governed by agreements that, to varying degrees, specify service level commitments and related obligations, including with respect to availability, uptime, business continuity, disaster recovery, support, and error correction. These arrangements exist both as standalone software agreements and as components embedded within broader discovery-focused collaborations. As a result, our obligations with respect to deployed software may be interdependent with our other commitments to a partner, and a failure with respect to the software component of a partnership could have consequences that extend to the broader relationship.

Our ability to meet these service level and performance commitments depends on the continuous, effective, and reliable operation of our software, the underlying computational infrastructure, and third-party cloud and hardware providers on which that software depends, as well as on our ability to detect and remediate defects, errors, and disruptions in a timely manner. Software deployed into external environments may be subject to conditions, integrations, and usage patterns that we do not control and cannot fully anticipate, which can increase the likelihood of performance issues and complicate our ability to diagnose and resolve them. Defects or vulnerabilities in our software, outages or capacity constraints affecting our compute resources, interruptions in third-party services, security incidents affecting availability, and other events may cause us to fail to satisfy our commitments. Because we support both our internal pipeline and multiple external deployments from shared infrastructure and personnel, contention for these resources may further constrain our ability to meet all of our obligations concurrently.

If we fail, or are alleged to fail, to meet our service level or other performance commitments, we may be subject to remedies that could include service credits, refunds, reduced or withheld fees, liquidated damages, indemnification obligations, or other damages, and partners may have the right to terminate the applicable software agreement or, where the software is a component of a broader partnership, the partnership as a whole. Any such failure could also harm our reputation, reduce the likelihood that partners renew or expand their engagements with us, make it more difficult to enter into new partnerships, and expose us to disputes or litigation. The occurrence of any of these events could adversely affect our business, financial condition, results of operations, and prospects.

We host partner data that we do not own, both in connection with discovery partnerships and technology deployments, and the loss, corruption, unavailability, or unauthorized disclosure of that data could expose us to liability, damage our partner relationships, and adversely affect our business.

In the course of our business, we host and process data belonging to our partners that we do not own and to which our rights are limited to the purposes specified in the applicable agreement. This occurs in two principal contexts. First, in connection with discovery partnerships in which we perform research on behalf of a partner, the partner may supply datasets that it has obtained or generated, which we host and use to carry out the partnership. Second, in connection with our technology enablement and deployment activities, including deployments of software products such as NeuralPLexer, partners upload or otherwise provide data that we host on their behalf. In each case, we host this partner data in cloud environments that we commission and manage, primarily on Amazon Web Services (AWS).

Because we host but do not own this data, we act as a custodian of information that may be highly valuable and sensitive to our partners, including proprietary chemical, biological, and other research data, licensed third-party datasets, personal data, and confidential business information. Our obligations with respect to such data, including obligations relating to its security, confidentiality, integrity, availability, retention, and return or deletion, are typically specified by contract and may be more extensive than, or different from, the obligations imposed by generally applicable law. Where a partner has supplied data that it obtained from a third party under license, our permitted use of that data, and our exposure in the event of its loss or unauthorized disclosure, may also be governed or constrained by the terms of that upstream license, which we may not fully control or be party to.

The loss, corruption, destruction, unavailability, alteration, or unauthorized access to, use, or disclosure of partner data that we host, whether resulting from defects or failures in our software or infrastructure, outages or incidents affecting our cloud environments or the third-party providers on which they depend, human error, security breaches, or other causes, could constitute a breach of our contractual obligations and cause direct harm to our partners. We are subject to multiple separately negotiated security incident notification obligations with different timelines, and a single incident affecting shared infrastructure could trigger some of them concurrently. Our failure to meet any one could constitute a breach of the applicable agreement, exposing us to contractual liability. Data hosted in support of our partnerships and deployments may be difficult or impossible to reconstruct, and its loss could disrupt or delay the affected partnership or deployment, impair a partner’s own programs, and require costly efforts to recover or regenerate the data. Any such event could subject us to claims for breach of contract, indemnification obligations, liability to the partner or to third parties from whom the data was licensed, termination of the applicable collaboration or deployment agreement, and disputes or litigation, and could occur even where our broader systems have not been compromised.

Additionally, because our internal programs and our partner-facing activities rely on the same molecular superintelligence platform, the same computational infrastructure, and, in many cases, the same or overlapping personnel, we must establish and maintain organizational, technical, and contractual measures designed to segregate each partner’s confidential data, methods, and results from our internal programs and from the work we perform for other partners. If we fail, or are alleged or perceived to fail, to maintain barriers designed to separate each partner’s confidential data and direct it solely towards the benefit of each applicable partner, whether as a result of employee error or misconduct, defects in our technical controls, the practical difficulty of segregating shared infrastructure and personnel, or otherwise, our partners may lose confidence in our ability to protect their confidential information, may decline to share data with us or narrow the scope of their engagements, and may assert claims for breach of contract or misuse of their information.

Any of the foregoing could result in significant financial exposure, harm our reputation, reduce the likelihood that partners renew, expand, or enter into engagements with us, and adversely affect our business, financial condition, results of operations, and prospects. For related risks concerning our service level and performance commitments, and the security of our systems generally, see the risks titled “—We deploy certain software products to partners under agreements that include service level and related performance commitments...” and “—Our internal computer systems, or those of any of our CROs, manufacturers, other contractors, or consultants or potential future partners, may fail or suffer actual or suspected security or privacy breaches...”

The failure of our partners to meet their contractual obligations to us could adversely affect our business.

For partners who have contractual obligations to us, we bear the risk that they may not perform their contractual obligations to us to our standards, in compliance with applicable legal or contractual requirements, in a timely manner or at all, they may not maintain the confidentiality of our proprietary information, and disagreements or disputes could arise that could cause delays in, or termination of, the research, development, or commercialization of drugs using our drug candidates, technology or molecular superintelligence platform or result in litigation or arbitration. In addition, we are dependent on our partners’ ability to accurately track and make milestone payments to us pursuant to the terms of our agreements with them. Any failure by them to inform us when milestones are reached and make related payments to us could adversely affect our results of operations. Any of these factors could adversely impact their financial condition and results of operations, which could impair their ability to meet their contractual obligations to us, which may have a material adverse effect on our business, financial condition, and results of operations.

To the extent we decide to take equity or other interests in our partners as part of our evolving partnership model, we may never realize a return on such investments.

We may decide to take equity or other interests in our drug discovery partners as part of our partnership model. If we do so, we may never realize a return on such investments, and our partners may be dependent on the availability of capital on favorable terms to continue their operations. If partners in which we hold equity interests raise additional capital, our ownership interest in and degree of control over those partners could be diluted, unless we choose to invest further or successfully negotiate contractual anti-dilution protections. The financial success of any such equity investment would likely be dependent on a liquidity event, such as a public offering, acquisition, or other favorable market event reflecting appreciation in value. The capital markets for public offerings and acquisitions are dynamic, and the likelihood of liquidity events for companies in which we may hold equity interests could significantly worsen. In addition, to the extent any partner in which we hold equity is or becomes publicly traded, the fair value of that interest may fluctuate significantly from period to period based on the market price of the partner’s common stock, and those fluctuations would be reflected in our results of operations. Further, valuations of privately held companies are inherently complex due to the lack of readily available market data, and if we determine that any such investments have experienced a decline in value, we may be required to record an impairment, which could negatively impact our financial results. Any equity we hold in our drug discovery partners would be subject to a risk of partial or total loss.

To date, we have depended on a relatively small number of partners for a substantial portion of our revenue. The loss of any one of these partners could adversely impact our expected revenue and results of operations.

We have entered into partnerships with a relatively limited number of pharmaceutical and technology companies. To date, our revenue has primarily resulted from payments from certain of our partners, and we expect that a substantial portion of our revenue for the near future will continue to come from partnerships. The loss of any of our partners, the failure of our partners to perform their obligations under their agreements with us, including paying license or technology fees or reimbursements, milestone payments or royalties, could have a material adverse effect on our financial performance. Payments under our existing and future strategic partnerships are also subject to significant fluctuations in both timing and amount, which could adversely impact our results of operations.

Risks related to drug discovery and development and our lead programs

Our approach to drug discovery is novel and unproven and may not lead to successful drug products for various reasons, including, but not limited to, challenges identifying mechanisms of action for our drug candidates.

Our approach to drug discovery is based on novel AI, machine learning, and computational technologies, including our molecular superintelligence platform. The quality and sophistication of our molecular superintelligence platform is critical to our ability to conduct our research and discovery activities. Because AI-designed drug candidates are novel, there is greater uncertainty about our ability to develop, advance and commercialize drug candidates using our molecular superintelligence platform. We cannot be certain that our molecular superintelligence platform will lead to the successful identification of drug candidates, lowering of the cost of drug discovery or the development of commercially viable drug products. We may encounter challenges that prevent us from demonstrating the utility of our molecular superintelligence platform, and the market may be skeptical of the viability of our approach. If we are unable to demonstrate the utility of our molecular superintelligence platform, we may be required to alter or abandon our current business model.

Such uncertainty could make it more difficult to form partnerships with larger pharmaceutical companies, as the expenses involved in late-phase clinical trials increase the level of risk related to potential efficacy and/or safety concerns and may pose challenges to IND and/or new drug application (NDA) approval by the FDA or other regulatory agencies.

Even if our molecular superintelligence platform successfully identifies promising drug candidates, those candidates may not advance successfully through preclinical and clinical development. No assurance can be given that our approach will result in the discovery or development of any approved product. As a result, these challenges could adversely affect our reputation and results of operations.

Our drug candidates are in preclinical or clinical development, which can be lengthy and expensive processes with uncertain outcomes and the potential for substantial delays.

Our most advanced drug candidate, IAM1363 (our HER2 Inhibitor Program), is currently in a Phase 1/1b clinical trial, with monotherapy expansion and combination cohorts actively enrolling. Our KIF18A Inhibitor Program (IAM217) and CDK2/4 Inhibitor Program (IAM-C1) are in preclinical development, and we anticipate submitting IND applications for these programs in and , respectively, followed in each case by initiation of a Phase 1/2 clinical trial, subject to regulatory clearance. Before we can bring any of these drug candidates to market, we must, among other things, successfully complete clinical development, have the candidates manufactured to appropriate specifications, conduct extensive clinical trials to demonstrate safety and efficacy in humans, and obtain marketing approval from the FDA and other applicable regulatory authorities, which we have not yet demonstrated our ability to do.

Our pipeline is currently led by three oncology programs—our HER2 Inhibitor Program (IAM1363, an oral, highly selective, pan-mutant, brain-penetrant Type II tyrosine kinase inhibitor (TKI) of wild-type and oncogenic mutant HER2), our KIF18A Inhibitor Program (IAM217, a brain-penetrant, allosteric KIF18A inhibitor), and our CDK2/4 Inhibitor Program (IAM-C1, a selective dual CDK2/4 inhibitor). We anticipate filing IND applications with the FDA or other regulators for clinical studies for our drug candidates. We may not be able to file such IND applications and begin such studies, on the timelines we expect, if at all, and any such delays could impact any additional product development timelines. Each of our programs employs a novel or differentiated mechanism of action whose clinical hypothesis may not bear out. See the section titled “Business—Our drug candidates and programs” for a description of our programs and their mechanisms of action.

Moreover, we cannot be sure that submission of an IND will result in the FDA or other regulators allowing clinical trials to begin or that, once begun, issues will not arise that require us to suspend or terminate these trials. Commencing each of these clinical trials is subject to finalizing the trial design based on discussions with the FDA and other regulatory authorities. The requirements imposed by these regulatory authorities, or their governing statutes, could change at any time, which may result in stricter approval conditions than we currently expect and/or necessitate completion of additional or longer clinical trials. Successful completion of our clinical trials is a prerequisite to submitting NDAs to the FDA, as well as Marketing Authorization Applications (MAAs) to the European Medicines Agency (EMA) and the Medicines and Healthcare Products Regulatory Agency (MHRA) for each drug candidate and, consequently, to the ultimate approval and commercial marketing of each drug candidate. We do not know whether any of our future clinical trials will begin on time or be completed on schedule, if at all.

We may experience delays in completing our preclinical development and initiating or completing clinical trials, or numerous unforeseen events during, or as a result of, any clinical trials, that could require us to incur additional costs or delay or prevent our ability to receive marketing approval or to commercialize our drug candidates, including but not limited to those related to one or more of the following:

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regulators, Institutional Review Boards (IRBs), or ethics committees may not authorize us or our investigators to commence a clinical trial or to conduct a clinical trial at prospective trial sites;

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we may have difficulty reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective contract research organizations (CROs), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
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the number of participants required for clinical trials of our drug candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or participants may drop out of clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;
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we or our third-party contractors may fail to comply with regulatory requirements, fail to meet their contractual obligations to us in a timely manner or at all, deviate from the clinical trial protocol, or drop out of a trial, which may require that we add new clinical trial sites or investigators;
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the supply or quality of our drug candidates or the other materials necessary to conduct clinical trials of our drug candidates may be insufficient, delayed, or inadequate;
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the occurrence of delays in the manufacturing of our drug candidates;
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reports may arise from preclinical or clinical testing of other therapies that raise safety, efficacy, or other concerns about our drug candidates; and
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clinical trials may produce inconclusive, mixed, or negative results about our drug candidates, including determinations that candidates have undesirable side effects or other unexpected characteristics, in which event, we may decide, or our investigators or regulators, IRBs, or ethics committees may require us, to suspend or terminate the trials.

Our product development costs will increase if we experience delays in testing or regulatory approvals. We do not know whether any of our future clinical trials will begin as planned, or whether any of our current or future clinical trials will need to be restructured or will be completed on schedule, if at all. If we decide or are required to suspend or terminate a clinical trial, we may elect to abandon product development for that program. Significant preclinical study or clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our drug candidates or could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our drug candidates. Any delays in or unfavorable outcomes from our preclinical or clinical development programs may significantly harm our business, operating results, and prospects.

Interim, initial, “top-line”, and preliminary data from our clinical trials that we announce or publish from time to time may change as more participant data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time as we move through the stages of drug development, we have published, and expect to continue to publish, interim top-line or preliminary data from our clinical trials. Interim data from clinical trials are subject to the risk that one or more of the clinical outcomes may materially change as enrollment of participants continues and more data becomes available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

For example, we presented preliminary monotherapy data from our ongoing IAM1363 Phase 1/1b study at the European Society for Medical Oncology (ESMO) Congress in October 2025, including measures of anti-tumor activity, and we expect to present additional clinical data at future medical conferences as enrollment continues. Any differences between these preliminary results and final or later results, or any differences between results observed at the dose levels previously reported and results at the recommended monotherapy dose, could significantly affect perceptions of our IAM1363 program. Moreover, preliminary or interim data are subject to the risk that one or more of the clinical outcomes may materially change as participant enrollment continues and more participant data become available, and the results we have observed to date in earlier stages of our clinical trials may not be predictive of subsequent stages.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular drug candidate or drug product and our Company in general. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our drug candidates may be harmed, which could harm our business, operating results, financial condition, and prospects.

Conducting successful clinical trials requires the enrollment of a sufficient number of patients, and suitable patients may be difficult to identify and recruit.

Conducting successful clinical trials requires the enrollment of a sufficient number of patients, and suitable patients may be difficult to identify and recruit. Identifying and qualifying patients to participate in future clinical trials for any drug candidates we develop is critical to our success. Patient enrollment in clinical trials and completion of patient participation and follow-up depends on many factors, including the severity of disease; size of the patient population; the nature of the trial protocol; the attractiveness of, or the discomforts and risks associated with, the treatments received by enrolled subjects; the availability of clinical trial investigators with appropriate competencies and experience; support staff; the number of ongoing clinical trials in the same indication that compete for the same patients; proximity of patients to clinical sites; the number and availability of trial sites; the ability to comply with the eligibility and exclusion criteria for participation in the clinical trial; ability to obtain and maintain patient consents; patient compliance; the ability to monitor patients during and after treatment; and the impact of any health pandemic or epidemic. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post-treatment procedures or follow-up to assess the safety and effectiveness of our drug candidates. Patients may also not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products with competitors that have more clinical development experience than we do.

Our inability to locate and enroll a sufficient number of patients for our clinical trials would result in significant delays, could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our drug candidates, which would cause the value of our Company to decline and limit our ability to obtain additional financing.

We may not be successful in our efforts to identify, discover or develop drug candidates and may fail to capitalize on programs, collaborations, or drug candidates that may present a greater commercial opportunity or for which there is a greater likelihood of success.

Research and development programs to identify new drug candidates require substantial technical, financial, and human resources. We are advancing IAM1363, IAM217, and IAM-C1, although our KIF18A Inhibitor Program (IAM217) and CDK2/4 Inhibitor Program (IAM-C1) are both in IND-enabling development, and we may fail to identify additional drug candidates for development. Because we have limited resources, we focus our research programs on targets where we believe our molecular superintelligence platform can demonstrate utility, where we believe it is theoretically possible to discover a molecule with properties that are required for the molecule to become a drug, and where we believe there is a meaningful commercial opportunity, among other factors. We may forego or delay pursuit of opportunities with certain programs, partnerships, or drug candidates or for indications that later prove to have greater commercial potential than our current and planned development programs and drug candidates. However, the development of any drug candidate we pursue may ultimately prove to be unsuccessful or less successful than other potential drug candidates that we might have chosen to pursue on a more aggressive basis with our capital resources. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and other future drug candidates for specific indications may not yield any future drug candidates that are commercially viable. If we do not accurately evaluate the commercial potential for a particular drug candidate, we may relinquish valuable rights to that drug candidate through partnership, strategic collaboration, licensing, or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate. Alternatively, we may allocate internal resources to a drug candidate in a therapeutic area in which it would have been more advantageous to enter into a partnership.

We expect to submit IND applications for our KIF18A Inhibitor Program (IAM217) and our CDK2/4 Inhibitor Program (IAM-C1) in and , respectively, followed in each case by initiation of a Phase 1/2 clinical trial, subject to regulatory clearance. We may not be able to file such IND applications on the timelines we expect, if at all, and any delays could impact our pipeline diversification strategy and our ability to reduce concentration risk in our clinical portfolio.

Our research programs may show initial promise in identifying potential drug candidates internally or with partners, yet fail to yield drug candidates for clinical development for a number of reasons, including:

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our research methodology or that of any collaborator may be unsuccessful in identifying potential drug candidates that are successful in clinical development;
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potential drug candidates may be shown to have harmful side effects or may have other characteristics that may make the drug candidates unmarketable or unlikely to receive marketing approval;
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our current or future partners may change their development profiles for potential drug candidates or abandon a therapeutic area; or
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new competitive developments may render our drug candidates obsolete or noncompetitive.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business.

We may develop drug candidates for use in combination with other therapies, which exposes us to additional risks.

Investigating drug candidates for use in combination with one or more currently approved therapies can expose us to additional risks. If a drug candidate we develop were to receive marketing approval for use in combination with existing therapies, we would continue to bear the risks that the FDA or similar foreign regulatory authorities could revoke approval of the therapies used in combination with our drug candidate or that safety, efficacy, manufacturing, or supply issues could arise with such existing therapies. This could result in our own products being removed from the market or being less successful commercially. For example, pursuant to our research collaboration with Jazz Pharmaceuticals, we are studying IAM1363 in combination with other therapeutic agents, including agents supplied by our collaboration partner. Further, we are currently investigating IAM1363 for use in combination with other approved cancer therapeutics in four cohorts. If we are not able to negotiate favorable terms with the manufacturers of such approved therapeutics, we may not be able to advance our combination therapy trials as we had planned, if at all, or our clinical development plans for the proposed combination therapies may be materially delayed. Combination therapy trials may require more resources than monotherapy trials.

We may also potentially evaluate current or future drug candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA or similar foreign regulatory authorities. We will not be able to market and sell any drug candidate we develop in combination with any such therapies that do not ultimately obtain marketing approval whether alone or in combination with our product. In addition, unapproved therapies face the same risks described with respect to our drug candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials, and lack of FDA or similar foreign regulatory authorities’ approval. If safety, efficacy, manufacturing, or supply issues arise with the products we choose to evaluate in combination with our drug candidates, we may be unable to obtain approval of or market such combination.

It is difficult to establish with precision the incidence and prevalence for target patient populations of our drug candidates. If the market opportunities for our drug candidates are smaller than we estimate, or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability will be adversely affected, possibly materially.

Even if approved for commercial sale, the total addressable market for our drug candidates will ultimately depend upon, among other things, (i) the indications and diagnostic criteria included in the final label; (ii) acceptance by the medical community; and (iii) patient access, product pricing, and reimbursement by third-party payors. The number of patients targeted by our drug candidates may turn out to be lower than expected, patients may not be amenable to treatment with our drug products, or new patients may become increasingly difficult to identify or access, all of which would adversely affect our results of operations and our business. Due to our limited resources and access to capital or for other reasons, we must prioritize development of certain drug candidates, which may prove to be less lucrative than alternative drug candidates and may adversely affect our business.

Risks related to our platform, technology and data

We have invested, and expect to continue to invest, in research and development efforts to further enhance our molecular superintelligence platform, which is central to our mission. If the return on these investments is lower or develops more slowly than we expect, our business and operating results may suffer.

Our molecular superintelligence platform is central to our mission to redefine drug discovery and deliver highly differentiated medicines to patients with urgent unmet needs. Our molecular superintelligence platform integrates AI models with automated, high-throughput laboratory experimentation and is comprised of (i) Enchant, our multimodal AI model for predicting preclinical and clinical properties, (ii) NeuralPLexer, our flow-matching generative AI for biomolecular structure prediction, and (iii) robotic data generation at scale. Our molecular superintelligence platform depends upon the continuous, effective, and reliable operation of our software, automated experimentation systems, databases, and related tools and functions, as well as the integrity of our data. Our ability to develop drug candidates and increase revenue depends in large part on our ability to enhance and improve our molecular superintelligence platform. The success of any enhancement to our molecular superintelligence platform depends on several factors, including (i) innovation in experimental solutions, (ii) increased computational storage and processing capacity, (iii) development of more advanced algorithms, and (iv) generation of additional biological and chemical data, such as that which is necessary to our ability to identify important and emerging use cases and quickly develop new and effective innovations to address those use cases.

We have invested, and expect to continue to invest, in research and development efforts and licensing agreements that further enhance our molecular superintelligence platform. These investments may involve significant time, risks, and uncertainties, including the risks that any new software or equipment enhancement or the integration of software or equipment from an acquired company or third party licensor may not be introduced in a timely or cost-effective manner, may not keep pace with technological developments, may not be able to secure all of the rights to use the data, algorithms or models disclosed by or generated with a third party in our future collaborations, or may not achieve the functionality necessary to generate significant revenue.

Our proprietary software tools, automated experimentation systems, and datasets are inherently complex. We have from time to time found defects, vulnerabilities, or other errors in our software and automated experimentation systems that produce the datasets we use to discover new drug candidates, and new errors with our software and systems may be detected in the future. The risk of errors is particularly significant when new software or systems are first introduced or when new versions or enhancements of our existing systems are implemented. Errors may also result from the interface of our proprietary software and experimental tools with our data or with third-party systems and data.

If we are unable to successfully enhance our molecular superintelligence platform, or if there are any defects or disruptions in our molecular superintelligence platform that are not timely resolved, our ability to develop new innovations and ultimately gain market acceptance of our products and discoveries could be materially and adversely impacted, and our reputation, business, operating results, and prospects could be materially harmed.

Issues relating to the use of AI and machine learning in our offerings could adversely affect our business and operating results.

We incorporate AI and machine learning solutions into our molecular superintelligence platform, in applications that are important to our operations and our drug discovery processes. Our employees and personnel also use AI to perform their work. There are significant risks involved in utilizing AI. Issues relating to the use of new and evolving technologies such as AI and machine learning may cause us to experience brand or reputational harm, competitive harm, legal liability, and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues. Known risks of AI currently include, but are not limited to, inaccuracy, bias, toxicity, intellectual property infringement or misappropriation, privacy, data protection and cybersecurity issues, and data provenance disputes. Perceived or actual technical, legal, compliance, privacy, data protection, cybersecurity, ethical, or other issues relating to the use of AI may cause public confidence in AI to be undermined, which could slow adoption of our products and services that use AI. In addition, litigation or government regulation related to the use of AI may also adversely impact our and others’ abilities to develop and offer products that use AI, as well as increase the cost and complexity of doing so.

Developing, testing and deploying AI systems may also increase the cost profile of our product offerings due to the nature of the computing costs involved in such systems, which could impact our project margin and adversely affect our business and operating results. In addition, AI may have or produce errors or inadequacies that are not easily detectable. If the data used to train AI or the content, analyses, or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate, incomplete, overbroad or biased, our business, financial condition, and results of operations may be adversely affected. The legal landscape and subsequent legal protection for the use of AI and the collection and use of data used to train AI models continues to evolve, and development of new law in this area could impact our ability to enforce our proprietary rights or protect against infringing uses. If we do not have sufficient rights to collect or use the data on which our AI relies or to the outputs produced by AI applications, we may incur liability through the alleged violation of certain laws, third-party privacy rights, online terms of service, or other contracts to which we or our data providers are a party. Our use of AI applications may also, in the future, result in security breaches or other incidents that implicate the personal data of customers or patients. Any such security breaches or other incidents related to our use of AI applications could adversely affect our reputation and results of operations.

We depend on continued access to certain third-party and licensed datasets that we may procure on a rolling or subscription basis, and any loss of, or material change to, that access could impair our ability to develop and operate our molecular superintelligence platform.

The development, training, validation, and ongoing operation of our molecular superintelligence platform depend in part on our continued access to external biological, chemical, and structure-activity datasets that we do not own and that we license or procure from third parties. We may obtain certain of these datasets under time-limited, subscription, or periodically renewed arrangements rather than through outright acquisition, and our access is contingent on maintaining those arrangements on acceptable terms. We cannot assure you that these datasets will remain available to us, that renewal or continued-access terms will not become materially more expensive or more restrictive, or that the applicable licensor will continue to maintain, update, or support the dataset. A licensor may discontinue a dataset, be acquired by or enter into an exclusive arrangement with a competitor, change its permitted-use or field-of-use terms (including terms governing use for model training or commercial purposes), or otherwise limit or terminate our access.

Certain of these datasets are available only from a limited number of sources and are not readily replaceable, and identifying, procuring, curating, and integrating a substitute could be time-consuming and costly and may not yield data of comparable scope or quality. In addition, if the data we license is or is alleged to be inaccurate, incomplete, improperly sourced, or licensed on terms narrower than the uses we make of it, we could experience degraded model performance or become subject to claims of breach or infringement. Any loss of, interruption to, or adverse change in our access to these datasets could delay or impair our development and operation of the molecular superintelligence platform, degrade the performance of our models, require costly retraining or re-engineering, and adversely affect our business, financial condition, results of operations, and prospects.

Our current and future use of evolving technologies, such as AI, may present risks and challenges that can impact our business, including as a result of dependencies on specialized graphics processing units (GPUs) and other high-performance computing resources and by posing cybersecurity and other risks to our and our partners’ confidential and/or proprietary information, including personal information, and as a result we may be exposed to operational challenges, reputational harm and potential liability.

We incorporate AI and machine learning throughout our molecular superintelligence platform and our technology development activities depend on sophisticated AI algorithms and computational systems to conduct drug creation activities. These activities require and depend on substantial computational resources, including high-performance computing systems and cloud computing services, including substantial GPU-based high-performance computing capacity, whether owned or procured through cloud arrangements. This dependence is twofold: we require large-scale compute for the long-term research and development of leading-edge AI technologies, including training and deploying next-generation versions of Enchant and NeuralPLexer, and we also require reliable, continuous compute for the day-to-day operation of our discovery pipeline and the performance of our obligations under partner collaborations. Because we actively perform drug discovery on behalf of our partners using our molecular superintelligence platform, a disruption in compute availability could affect both our internal programs and our contractual deliverables at the same time. As a result, limited access to, or the inability to expand, these computational resources could pose significant risks to our business and operations in the following ways:

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Insufficient computational power could slow down our research and development activities, leading to delays in drug creation partnerships, internally developed programs and technology development activities. This slowdown could adversely affect our ability to meet project milestones and delay program development;
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Relying on external providers for additional computational resources can significantly increase our operational costs. Unexpected increases in these costs could impact our financial condition, especially if we are unable to pass these costs onto our customers or adequately budget for them;
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Our ability to remain competitive depends on our capacity to leverage cutting-edge AI technologies and computational methods. Limited access to computational resources could hinder our ability to innovate and maintain our technological advantage;
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Limited computational resources may lead to operational bottlenecks, affecting our ability to process data and execute tasks efficiently. This inefficiency could impair our productivity and operational effectiveness, impacting our overall business performance; and
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Expanding our computational infrastructure or resorting to third-party cloud services to meet our computational needs could expose us to increased compliance and security risks. Ensuring data protection and meeting regulatory requirements may become more challenging as we scale our computational resources, potentially leading to financial penalties and reputational damage.

The market for advanced GPUs and associated networking equipment has at times been highly constrained, with demand far exceeding supply, and both cost and availability have been volatile and difficult to predict. We rely on a limited number of cloud computing providers, including Lambda and AWS, and we may face allocation constraints, lead-time delays, price increases, or contention for capacity between our internal pipeline and our collaboration work. Increases in the cost of compute could raise the cost profile of our programs and partnerships and compress our margins, particularly to the extent we are unable to pass such costs through to partners. A sustained inability to obtain compute on acceptable terms, or at all, could slow our research and development, delay program milestones, impair our ability to meet collaboration commitments, weaken our competitive position, and adversely affect our business, financial condition, results of operations, and prospects.

We continually assess our computational needs and strategically invest in our infrastructure, including access to compute through cloud computing arrangements, to mitigate these risks. However, there is no assurance that these measures will be sufficient to prevent the adverse effects associated with limited access to computational resources. Our failure to effectively manage and scale our computational resources could have a material adverse effect on our business, financial condition, and operational results.

If we enable or use AI solutions that draw controversy due to perceived or actual negative societal impact, we may experience brand or reputational harm, competitive harm or legal liability. A growing number of legislators and regulators are adopting laws and regulations and have focused enforcement efforts on the adoption of AI, and use of such technologies in compliance with ethical standards and societal expectations. These developments may increase our compliance burden and costs in connection with use of AI and lead to legal liability if we fail to meet evolving legal standards or if use of such technologies results in harms or other causes of action we did not predict. For further discussion on the regulatory impact of our use of AI, see the risk titled “—Regulatory and legislative developments related to the use of AI could adversely affect our use of such technologies in our products, services, and business.”

The rapid evolution of AI will require the application of significant resources to design, develop, test, and maintain such systems to help ensure that AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. The use of certain AI technologies can also give rise to intellectual property risks, including by disclosing or otherwise compromising our confidential or proprietary intellectual property, or by undermining our ability to assert or defend ownership rights in intellectual property created with the assistance of AI tools. Our vendors may in turn incorporate AI tools into their offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and security. Further, bad actors around the world use increasingly sophisticated methods, including the use of AI, to engage in illegal activities and cyber-attacks, cyber espionage campaigns, exploitation of expanded attack surfaces, and other activities, including attacks that may result in the theft and misuse of our and our partners’ personal information, confidential information and intellectual property. In addition, the use of generative AI models in our internal or third-party systems may create new attack surfaces or methods for adversaries, which could impact us and our vendors. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to be in violation of applicable laws and regulations, and adversely impact our business.

Our solutions utilize third-party open-source software (OSS), which presents risks that could adversely affect our business and subject us to possible litigation.

Our solutions include software that is licensed from third parties under open-source licenses, and we expect to continue to incorporate such OSS in our solutions in the future. While we monitor our use of OSS, we cannot ensure that we have effectively monitored our use, validated the quality or source of such software, or are in compliance with the terms of the applicable open-source licenses or our policies and procedures. Use of OSS may entail greater risks than use of third-party commercial software because open-source licensors generally do not provide support, updates, or warranties or other contractual protections regarding infringement claims or the quality of the code. OSS may also be more susceptible to security vulnerabilities. Third-party OSS providers could experience service outages, data loss, privacy breaches, cyber-attacks, and other events relating to the applications and services they provide, which could diminish the utility of these services and harm our business.

The terms of many open-source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. From time to time, companies that use third-party open-source software have faced claims challenging the use of such open-source software and requesting compliance with the open-source software license terms. Accordingly, we could be subject to lawsuits by third parties claiming ownership of what we believe to be open-source software or claiming non-compliance with the applicable open-source licensing terms. If we were to receive a claim of non-compliance with the terms of any of these open-source licenses, we could be required to incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our solutions that contained the open-source software, and required to comply with the foregoing conditions, and we may be required to publicly release certain portions of our proprietary source code. If we inappropriately use open-source software, or if the license terms for open-source software that we use change, we may be required to re-engineer our solutions, incur additional costs, discontinue the sale of some or all of our solutions or take other remedial actions. In addition, some open-source software licenses require end users who use, distribute or make available across a network software and services that include open-source software to offer aspects of the technology that incorporates the open-source software for no cost. If we were to combine our proprietary software with open-source software in a certain manner, we could, under certain open-source licenses be required to make publicly available source code (which in some circumstances could include valuable proprietary code) for modifications or derivative works we create based upon, incorporating or using the open-source software and/or to license such modifications or derivative works under the terms of the particular open-source license, which could open security risks as well as risks to exposing some of our trade secrets. This would allow our competitors to create similar solutions with less development effort and time.

Although we believe that our molecular superintelligence platform has the potential to identify more promising molecules than traditional methods and to accelerate drug discovery, our focus on using our molecular superintelligence platform to discover and design molecules with therapeutic potential may not result in the discovery and development of commercially viable products for us or our partners.

Our scientific approach focuses on using our molecular superintelligence platform technology and leverages our deep understanding of physics-based modeling and theoretical chemistry to design molecules and predict their key properties without conducting time-consuming and expensive physical experiments. Our molecular superintelligence platform, together with our automated laboratory infrastructure, enables an integrated discovery process pairing computational prediction with high-throughput experimentation. While our internal pipeline suggests that our molecular superintelligence platform is capable of accelerating drug discovery and identifying high quality drug candidates, these results do not assure future success for our partners or for us with our proprietary drug discovery programs.

To date, our internal pipeline and the substantial majority of our molecular superintelligence platform-derived programs have focused on oncology targets. Our partnerships with Lundbeck (neurological indications) and Takeda (oncology, gastrointestinal, and inflammatory diseases) represent our first significant application of our molecular superintelligence platform in therapeutic areas outside of oncology. The applicability of our computational models and discovery methodology to these new therapeutic areas is unproven, and we cannot assure you that our molecular superintelligence platform will perform as effectively in neurological, gastrointestinal, or inflammatory disease biology as it has in our oncology programs. If our molecular superintelligence platform does not translate effectively to these new areas, our ability to expand our partnership model and diversify our pipeline would be adversely affected.

Each of our current drug candidates is developed using our molecular superintelligence platform. As a result, we may be exposed to a number of unforeseen risks related to our molecular superintelligence platform, and these risks could impact each of our drug candidates using or derived from our molecular superintelligence platform. Even if we are successful in improving our molecular superintelligence platform or expanding our portfolio, the potential drug candidates that we identify may not be successful in clinical development. For example, harmful side effects associated with one drug candidate could raise similar concerns for other drug candidates developed using our molecular superintelligence platform. If we do not successfully develop and commercialize drug candidates, we will not be able to generate revenue, which will have a material adverse effect on our financial position and stock price.

We face significant competition, and if our competitors discover, develop and market products more rapidly than we do or that are more effective, safer or less expensive than the drug candidates we develop, our commercial opportunities will be negatively impacted. Our drug candidates may, if approved, also face competition from existing branded, generic and off-label products.

The development and commercialization of new drug products is highly competitive. We face competition with respect to our technology and our drug candidates from large and specialty pharmaceutical, biotechnology companies, academic research institutions and governmental agencies, and public and private research institutions. Any drug candidate we develop and commercialize will have to compete with existing therapies, as well as therapies currently in development and that may be developed in the future. We believe that the key competitive factors affecting the success of any of our drug candidates will include efficacy, safety, speed to market, ease of use and reliability, acceptance by physicians, reimbursement and costs, level of devoted promotional activity and IP protection.

Many of the companies that we compete against, or which we may compete against in the future, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approval of products than we do. They may also compete with us in recruiting and retaining qualified scientific and management personnel, in establishing clinical trial sites and patient recruitment for clinical trials, as well as in acquiring technologies complementary to, or necessary for, developing our drug candidates. The current marketplace is primarily divided between companies focused solely on computational software and firms focused exclusively on high-throughput screening. See the section titled “Business—Competition” for a description of the competitive landscape in which we operate, including our representative competitors. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be strong competitors, particularly through collaborative arrangements with large and established companies.

We also face competition from biotechnology companies based in the People's Republic of China (China) that may develop, train, and deploy advanced computational models more rapidly or at lower cost given substantial government investment and access to large biological and clinical datasets. While we believe our models (Enchant and NeuralPLexer) achieve strong performance on public benchmarks relative to competing models, including third-party structure-prediction tools, benchmark comparisons are inherently point-in-time, and competing models, including open source and commercially available alternatives, are rapidly advancing. Our current benchmark positioning may not hold, and our differentiation could erode if competitors achieve comparable or superior performance on the metrics that matter to partners and drug discovery outcomes.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, or are easier to use, more reliable or less expensive than any of our drug candidates that are approved. Our competitors also may obtain FDA or other regulatory approval for their drug candidates more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Risks related to reliance on third parties and supply chain, regulatory approval and commercialization

We rely, and expect to continue to rely, on third parties, including independent clinical investigators and CROs, to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our drug candidates and our business could be substantially harmed.

We have relied upon and plan to continue to rely upon third parties, including independent clinical investigators and third-party CROs, to conduct certain aspects of our preclinical studies and clinical trials and to monitor and manage data for our ongoing preclinical and clinical programs. Given the nature of these relationships, we only control certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, scientific standards, and laws and regulations and our reliance on these third parties does not relieve us of our regulatory responsibilities. Material near-term value depends on Takeda, Lundbeck, and our other partners performing under their respective agreements and advancing the underlying programs. We and our third-party contractors and CROs are required to comply with good clinical practice (GCP) requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties or our CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with product produced under current good manufacturing practice (cGMP) regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Further, these investigators and CROs are not our employees and we will not be able to control, other than by contract, the amount of resources, including time, which they devote to our drug candidates and clinical trials. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If independent investigators or CROs fail to devote sufficient resources to the development of our drug candidates, or if CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our drug candidates. As a result, our results of operations and the commercial prospects for our drug candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed or precluded entirely.

Our CROs have the right to terminate their agreements with us in the event of an uncured material breach. In addition, some of our CROs have an ability to terminate their respective agreements with us if it can be reasonably demonstrated that the safety of the subjects participating in our clinical trials warrants such termination, if we make a general assignment for the benefit of our creditors or if we are liquidated.

Although we are not substantially dependent on any individual CRO arrangement, if any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs on commercially reasonable terms. Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Additionally, CROs may lack the capacity to absorb higher workloads or take on additional capacity to support our needs. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition, and prospects.

We contract with third parties for the manufacture of our drug candidates for preclinical studies and our ongoing clinical trials and expect to continue to do so for additional clinical trials and ultimately for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our drug candidates for clinical development or such quantities at an acceptable cost, which could delay, prevent, or impair our development or commercialization efforts.

We do not own any manufacturing facilities and do not currently have the infrastructure or internal capability to manufacture supplies of our drug candidates for use in development and commercialization. We rely, and expect to continue to rely, on third party manufacturers for the production of our drug candidates for preclinical studies and clinical trials under the guidance of members of our organization. As a clinical-stage company running a multi-center IAM1363-01 trial, we depend on contract manufacturers, CROs, and clinical sites for supply and trial conduct. If we were to experience an unexpected loss of supply of any of our drug candidates or any of our future drug candidates for any reason, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials.

We rely on third parties for the manufacture of our drug candidates, including IAM1363 drug substance and drug product, and on third-party CROs for the conduct of our clinical trials, including our ongoing IAM1363-01 Phase 1/1b trial. See the section titled “Business—Manufacturing, operations, and scalable infrastructure” for a description of our manufacturing and supply arrangements.

We expect to continue to rely on third-party manufacturers for the commercial supply of any of our drug candidates for which we obtain marketing approval. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. We currently rely on a single contract manufacturer for the drug substance, and a limited number of contract manufacturers for the drug product, of IAM1363, and we may rely on single-source or sole-source third parties for our other drug candidates and for certain starting materials, reagents, and components. We do not currently have a qualified second-source supplier for our drug substance, and while we maintain more than one qualified drug product manufacturer for certain programs, we do not have redundant suppliers for all of our materials and programs, and establishing additional or redundant supply would require significant time, cost, and technology transfer and may require additional regulatory review, during which our development could be delayed. We may be unable to maintain or establish required agreements with third-party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

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the failure of the third party to manufacture our drug candidates according to our schedule, or at all, including if our third-party contractors give greater priority to the supply of other products over our drug candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;
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the reduction or termination of production or deliveries by suppliers, or the raising of prices or renegotiation of terms;
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the termination or nonrenewal of arrangements or agreements by our third-party contractors at a time that is costly or inconvenient for us;
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the breach by the third-party contractors of our agreements with them;
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reduced day-to-day control over the manufacturing process for our drug candidates as a result of using third-party manufacturers for all aspects of manufacturing activities;
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the failure of third-party contractors to comply with applicable regulatory requirements;
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the failure of the third party to manufacture our drug candidates according to our specifications;
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the mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied or active drug or placebo not being properly identified;
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clinical supplies not being delivered to clinical sites on time, leading to clinical trial interruptions, or of drug supplies not being distributed to commercial vendors in a timely manner, resulting in lost sales; and
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the misappropriation of our proprietary information, including our trade secrets and know-how.

If we were to need to find alternative manufacturing facilities it would significantly impact our ability to develop, obtain regulatory approval for or market our drug candidates, if approved. The commercial terms of any new arrangement could be less favorable than our existing arrangements and the expenses relating to the transfer of necessary technology and processes could be significant.

A significant portion of our third-party manufacturing is concentrated with contract manufacturers located in, or affiliated with entities based in, China. This geographic concentration exposes us to risks arising from changes in trade, tariff, import/export, sanctions, and national-security laws and policies, including legislative and regulatory proposals in the United States that would restrict or disincentivize biopharmaceutical companies from contracting with certain foreign, including China-based or China-affiliated, manufacturers and service providers. If such measures are enacted or expanded, or if geopolitical developments, trade restrictions, or actions by the U.S. or other governments limit our ability to continue working with these manufacturers, we could be required to identify, qualify, and transfer our processes to alternative suppliers. Any such transition would require significant time, cost, technology transfer, and potential additional regulatory review, and could delay or disrupt our clinical development and supply, any of which could adversely affect our business, financial condition, results of operations, and prospects.

We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our CMOs for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States.

Any problems or delays we or our CMOs experience in preparing for commercial scale manufacturing of a drug candidate may result in a delay in the FDA approval of the drug candidate or may impair our ability to manufacture commercial quantities or such quantities at an acceptable cost, which could result in the delay, prevention or impairment of clinical development and commercialization of our drug candidates and could adversely affect our business. Furthermore, if any of our drug candidates are approved and we or our CMOs fail to deliver the required commercial quantities of such product on a timely basis and at reasonable costs, we would likely be unable to meet demand for our products and we would lose potential revenue, which would adversely affect our business, financial condition, results of operations, and prospects.

Our CMOs’ manufacturing facilities may also be unable to comply with our specifications, cGMP, or with other FDA, state, and foreign regulatory requirements. Poor control of production processes can lead to the introduction of adventitious agents or other contaminants, or to inadvertent changes in the properties or stability of drug candidate that may not be detectable in final product testing. If we or our CMOs are unable to reliably produce drug candidates to specifications acceptable to the FDA or other regulatory authorities, or in accordance with the strict regulatory requirements, we may not obtain or maintain the approvals we need to commercialize such drug candidates. For example, manufacturing facilities generally must submit to FDA pre-approval inspections that will be conducted after we submit marketing applications, including our planned NDAs, to the FDA, and any inability on the part of our CMOs to successfully complete such pre-approval inspections could delay or prevent commercialization of our drug candidates. Even if we obtain regulatory approval for any of our drug candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product, or to meet potential future demand. Deviations from manufacturing requirements may further require remedial measures that may be costly and/or time-consuming for us or a third party to implement and may include the temporary or permanent suspension of a clinical trial or, if approved, commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business, financial condition, results of operations, and prospects.

Even to the extent we use and continue to use CMOs, we are ultimately responsible for the manufacture of our products and drug candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines and civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to any approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues, refusal to permit the import or export of such products, product seizure, detention, or recall, operating restrictions, suits under the civil False Claims Act, corporate integrity agreements, consent decrees, or withdrawal of product approval.

Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our drug candidate, impair commercialization efforts, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations, and prospects.

Regulatory and legislative developments related to the use of AI could adversely affect our use of such technologies in our products, services, and business.

We use AI throughout our business, including in our drug discovery processes and technology. As the regulatory framework for AI (including generative AI) evolves, our business, financial condition, and results of operations may be adversely affected. The regulatory framework for AI and similar technologies is changing rapidly. It is possible that new laws and regulations will be adopted in the United States and in non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our molecular superintelligence platform and data analytics and the way in which we use AI and similar technologies. We may not be able to adequately anticipate or respond to these evolving laws and regulations, and we may need to expend additional resources to adjust our offerings in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. In addition, because these technologies are themselves highly complex and rapidly developing, it is not possible to predict all of the legal or regulatory risks that may arise relating to our use of such technologies. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

For example, in Europe, the European Union’s Artificial Intelligence Act (AI Act) entered into force on August 1, 2024. The AI Act establishes a risk-based governance framework for regulating high-risk AI systems operating in or being used by the EU market. The AI Act could impact our products, business, and use of AI, even if we do not have a direct presence in the EU. This framework categorizes AI systems based on the risks associated with such AI systems’ intended purposes as creating “unacceptable”, “high” or “limited” risks. While the AI Act has not yet been enforced, there is a risk that our current or future AI-powered software or applications may be categorized as “high” risk or “limited” risk, obligating us to comply with the applicable requirements of the AI Act, which may impose additional costs on us, increase our risk of liability, or adversely affect our business. For example, “high” risk AI systems are required, amongst other things, to implement and maintain certain risk and quality management systems, conduct certain conformity and risk assessments, use appropriate data governance and management practices, including in development and training, and meet certain standards related to testing, technical robustness, transparency, human oversight, and cybersecurity. Even if our AI systems are not categorized as “high” risk we may be subject to additional transparency and other obligations for “low” risk AI system providers. The AI Act sets forth certain penalties, including fines of the greater of EUR 35 million or 7% of worldwide annual turnover (as defined in the AI Act) for the prior year for violations related to offering prohibited AI-systems or data governance, fines of the greater of EUR 15 million or 3% of worldwide annual turnover for the prior year for violations related to the requirements for “high” risk AI systems, and fines of the greater of EUR 7.5 million or 1.5% of worldwide annual turnover for the prior year for violations related to supplying incorrect, incomplete or misleading information to the EU and member state authorities. The AI Act’s regulatory framework is expected to have a material impact on the way AI is regulated in the EU and across the world. Other jurisdictions also have proposed, and in certain cases enacted, laws and regulations addressing the use and development of AI. For example, in the United States, numerous states have proposed or have enacted laws addressing these matters, and in the United Kingdom, the government has published a white paper calling for existing regulators to implement certain specific principles to guide and inform the responsible development and use of AI. The AI Act and other evolving laws and regulations addressing AI, together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, financial condition, and results of operations.

Changes in U.S. trade policy, including tariffs, could have a material adverse impact on our business, financial condition, and results of operations.

Changes in U.S. trade policy, including tariffs, could have a material adverse impact on our business, financial condition, and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, with respect to trade policies, treaties, tariffs, taxes, and other limitations on cross-border operations, collaboration, and investment. The U.S. government has and continues to make significant additional changes in U.S. trade policy and may continue to take future actions that could negatively impact U.S. trade.

For example, the National Defense Authorization Act of 2026 includes Section 851 regarding “[p]rohibition on contracting with certain biotechnology providers” (the BIOSECURE Act), which restricts federal government contracts, grants, and loans from being issued to companies that use biotechnology equipment or services from any designated “biotechnology company of concern,” as part of such companies’ performance of those agreements with the U.S. government. The Office of Management and Budget (OMB) will issue a list of “biotechnology companies of concern” no later than mid-December 2026, which will include (i) certain companies that are named in the Department of Defense’s List of Chinese Military Companies, also known as the 1260H List, (ii) companies that OMB designates as a “biotechnology company of concern” pursuant to certain criteria, and (iii)

certain subsidiaries or parent or successor entities of the foregoing. There is a “safe harbor” provision in the BIOSECURE Act providing that the restrictions do not apply to equipment or services that were formerly but are no longer provided by a “biotechnology company of concern,” as well as a “grandfathering” provision providing that the prohibitions shall not apply for a five-year period to biotechnology equipment or services produced or provided under a contract or agreement entered into before the applicable effective date. Once fully implemented through regulations to be published, the BIOSECURE Act may ultimately limit certain U.S. biotechnology companies (such as ours) from using equipment or services produced or provided by certain designated Chinese biotechnology companies to the extent we would contract with, or otherwise receive funding from, the U.S. government. In addition, even if we do not seek any covered U.S. federal government contracts, grants, or loans, commercial partners, government agencies, or other third parties may view our business less favorably if we engage with entities that are or which become designated as biotechnology companies of concern. For example, we currently contract with WuXi AppTec for certain research and development services, which is at high risk of being designated a biotechnology company of concern due to its inclusion on the 1260H List. This association could affect the perception of our business among third parties, and could delay or impede clinical trials and commercialization of our candidates.

As another example, the U.S. Department of Justice’s Data Security Program (DSP) places limitations on U.S. companies’ ability to enter into (and in some cases prohibits) certain contracts involving transfers of sensitive personal data to business partners located in China, or with other specified links to China and other designated countries. The rule further requires U.S. persons to obtain from certain foreign counterparties contractual commitments to refrain from engaging in subsequent transfers of sensitive personal data to entities located in China or with other specified links to China and other designated countries. This new rule may impact our ability to contract not just with Chinese companies but also with foreign entities in general, potentially requiring us to extract promises related to compliance with this new rule.

Additionally, in September 2018, the USTR enacted a tariff on the import of other Chinese products, with a combined import value of approximately $200 billion; since that time USTR has modified these tariff rates and imposed tariffs on additional goods. In addition, since February 4, 2025, the U.S. government has imposed additional tariffs in amounts generally between 10% and 125% on the import of various foreign-origin goods, including Chinese-origin goods, under authorities provided in the Trade Act of 1974 and the Trade Expansion Act of 1962 and asserted under the International Emergency Economic Power Act. Additional tariffs may in the future be implemented by the U.S. government, the implementation, scope, and duration of which remain uncertain. For example, the U.S. government is scheduled to begin imposing a tariff of up to 100% on the import of certain branded pharmaceutical drugs beginning in July 2026. Tariffs on imported starting materials used in our drug candidates as well as on drug candidates themselves, or retaliatory trade measures taken by China or other countries, which could potentially include restricted access to starting materials used in our drug candidates, could result in us needing to make changes to our suppliers or our drug candidates, or materially harm our business, financial condition and results of operations. Further, the implementation, escalation, or threat of tariffs, trade restrictions, and trade barriers could have a generally disruptive impact on the global economy and, therefore, negatively impact our company, including through impacts on our customers, vendors, suppliers, or other counterparties. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by the other countries in retaliation.

If we are unable to obtain or use services from existing service providers, are restricted from sharing relevant data with such service providers or with others, or become unable to export or sell our products to any of our customers or service providers, our business, liquidity, financial condition, and/or results of operations would be materially and adversely affected.

The regulatory approval processes of the FDA and other comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our drug candidates, we will be unable to generate product revenue and our business will be substantially harmed.

We are not permitted to commercialize, market, promote, or sell any drug candidate in the United States without obtaining marketing approval from the FDA. Foreign regulatory authorities impose similar requirements. The time required to obtain approval by the FDA and other comparable foreign regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the drug candidates involved. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a drug candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval of any marketing application for our drug candidates, the FDA and other comparable foreign regulatory authorities may approve our drug candidates for a more limited indication or a narrower patient population than we originally requested. We have not obtained regulatory approval for any drug candidate, and it is possible that none of our existing drug candidates or any drug candidates we may seek to develop in the future will ever obtain regulatory approval. Of the large number of drugs in development, only a small percentage successfully complete the applicable regulatory approval processes and are commercialized.

Prior to obtaining approval to commercialize a drug candidate in the United States or abroad, we must demonstrate with substantial evidence from adequate and well-controlled clinical trials, and to the satisfaction of the FDA or comparable foreign regulatory authorities, that such drug candidates are safe and effective for their intended uses. Results from preclinical studies and clinical trials can be interpreted in different ways. Even if we believe available preclinical or clinical data support the safety or efficacy of our drug candidates, such data may not be sufficient to obtain approval from the FDA and other comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities, as the case may be, may also require us to conduct additional preclinical studies or clinical trials for our drug candidates either prior to or post-approval, or may object to elements of our clinical development program.

Applications for our drug candidates may be delayed or limited or could fail to receive regulatory approval for many reasons, including the following:

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the FDA or other comparable foreign regulatory authorities may disagree with the design, implementation or results of our clinical trials;
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the FDA or other comparable foreign regulatory authorities may determine that our drug candidates are not safe and effective for their intended uses, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use;
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the population studied in the clinical trial may not be sufficiently broad or representative to assure efficacy and safety in the full patient population for which we seek approval;
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the FDA or other comparable foreign regulatory authorities may not accept clinical data from trials that are conducted at clinical facilities or in countries where the standard of care is potentially different from that of their own country;
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the FDA or other comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
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the data collected from clinical trials of our drug candidates may not be sufficient to support a submission to obtain regulatory approval in the United States or elsewhere;
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we may be unable to demonstrate to the FDA or other comparable foreign regulatory authorities that a drug candidate’s risk-benefit ratio for its proposed indication is acceptable;
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the FDA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications or facilities of third-party manufacturers with which we contract for clinical and commercial supplies;

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the approval policies or regulations of the FDA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval; and
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the FDA or other comparable foreign regulatory authorities may not accept a submission due to, among other reasons, the content or formatting of the submission.

With respect to foreign markets, approval procedures vary among countries and, in addition to the foregoing risks, may involve additional product testing, administrative review periods and agreements with pricing authorities.

Even if we obtain approval of our drug candidates, regulatory authorities may approve any of our drug candidates for fewer or more limited indications than we request, may impose significant limitations in the form of narrow indications, warnings, or a Risk Evaluation and Mitigation Strategy (REMS). Regulatory authorities may not approve the price we intend to charge for drug products we may develop, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a drug candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that drug candidate. Any of the foregoing scenarios could seriously harm our business.

The FDA, EMA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

The acceptance of study data by the FDA, EMA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. For example, our IAM1363-01 Phase 1/1b trial began at U.S. sites and has expanded into the EU, with planned expansion into the UK and APAC, and we run development operations primarily in the United States and Bristol, United Kingdom. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries outside the United States, the standards for clinical trials and approval may be different. There can be no assurance that any United States or foreign regulatory authority would accept data from trials conducted outside of its applicable jurisdiction. If the FDA, EMA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our drug candidates not receiving approval or clearance for commercialization in the applicable jurisdiction.

Uncertainty in the regulatory framework could also result in disruption to the supply and distribution as well as the import/export both of active pharmaceutical ingredients and finished product. Such a disruption could create supply difficulties for ongoing clinical trials. The cumulative effects of the disruption to the regulatory framework, uncertainty in future regulation, and changes to existing regulations may increase our development lead time to marketing authorization and commercialization of products in the EU and/or the UK and increase our costs. We cannot predict the impact of such changes and future regulation on our business or the results of our operations.

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our drug candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our drug candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval of a drug candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion and pricing of the drug candidate in those countries. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, the pricing of a prescription drug candidate is subject to regulatory approval before it can be sold in that jurisdiction. In some cases, the price that we intend to charge for our drug products, if approved, is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of drug candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products, if approved, in certain countries. If we or any future partner fails to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our potential drug candidates will be harmed.

The clinical trials of our drug candidates may not demonstrate safety and efficacy to the satisfaction of the FDA or other comparable foreign regulatory authorities or otherwise produce positive results.

Before obtaining marketing approval from the FDA or other comparable foreign regulatory authorities for the sale of our drug candidates, we must complete preclinical development and extensive clinical trials to demonstrate the safety and efficacy of our drug candidates. Clinical testing is expensive, difficult to design and implement, can take many years to complete and its ultimate outcome is uncertain. A failure of one or more clinical trials can occur at any stage of the process. The outcome of preclinical studies and early stage clinical trials may not be predictive of the success of later clinical trials. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their drug candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their drugs.

We do not know whether our future clinical trials will begin on time or enroll participants on time, or whether our ongoing and/or future clinical trials will be completed on schedule or at all. Clinical trials can be delayed for a variety of reasons, including delays related to:

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the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical studies;
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obtaining regulatory authorizations to commence a trial or reaching a consensus with regulatory authorities on trial design;
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any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;
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obtaining approval from one or more IRBs;
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IRBs refusing to approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;
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changes to clinical trial protocol;
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clinical sites deviating from trial protocol or dropping out of a trial;
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manufacturing sufficient quantities of drug candidate or obtaining sufficient quantities of combination therapies for use in clinical trials;
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subjects failing to enroll or remain in our trial at the rate we expect, or failing to return for post- treatment follow-up;
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subjects choosing an alternative treatment for the indication for which we are developing our drug candidates, or participating in competing clinical trials;
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lack of adequate funding to continue the clinical trial;
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subjects experiencing severe or unexpected treatment-related AEs;
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occurrence of serious adverse events (SAEs) in trials of the same class of agents conducted by other companies;

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selection of clinical end points that require prolonged periods of clinical observation or analysis of the resulting data;
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a facility manufacturing our drug candidates or any of their components being ordered by the FDA or comparable foreign regulatory authorities to temporarily or permanently shut down due to violations of current good manufacturing practice (cGMP) regulations or other applicable requirements, or infections or cross-contaminations of drug candidates in the manufacturing process;
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any changes to our manufacturing process that may be necessary or desired;
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third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials, not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices (GCP) or other regulatory requirements;
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third-party contractors not performing data collection or analysis in a timely or accurate manner; or third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by such contractors in support of our marketing applications.

Clinical trials must be conducted in accordance with the FDA’s and other applicable regulatory authorities’ legal requirements, and remain subject to oversight by these governmental agencies and ethics committees or IRBs at the medical institutions where such clinical trials are conducted. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for our drug candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our drug candidates.

If we experience delays in the completion of, or termination of, any clinical trial of our drug candidates, the commercial prospects of our drug candidates will be harmed, and our ability to generate product revenue from any of these drug candidates will be delayed. Moreover, any delays in completing our clinical trials will increase our costs, slow down our drug candidate development and approval process and jeopardize our ability to commence product sales and generate revenue.

In addition, many of the factors that cause, or lead to, termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a drug candidate. Any delays to our clinical trials that occur as a result could shorten any period during which we may have the exclusive right to commercialize our drug candidates and our competitors may be able to bring products to market before we do, and the commercial viability of our drug candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition, and prospects significantly.

If our drug candidates are associated with undesirable side effects or have unexpected characteristics in preclinical studies or clinical trials, we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

Participants in our ongoing and planned clinical trials may in the future suffer SAEs or other side effects not observed in our preclinical studies or previous clinical trials. For example, as of the May 18, 2026, data cutoff date, IAM1363 is generally well tolerated in the monotherapy and combination therapy studies at 960 mg once daily (QD). Most common treatment-related AEs to date at 960 mg QD include diarrhea, nausea, vomiting, and fatigue. The monotherapy safety data to date included two Grade 3 treatment-related AEs at 960 mg QD – ILD and nausea, with no Grade 4 or Grade 5 events reported to date. Safety data for combination cohort 4b as of May 18, 2026, showed no unexpected safety signals to date and three treatment-related Grade 3 AEs, including diarrhea, fatigue, and hypokalemia, and no Grade 4 or Grade 5 events. Additional or more severe treatment-related adverse events, such as interstitial lung disease (ILD), including at a rate or severity greater than what we have observed to date, may emerge as we continue to test our drug candidates in more patient populations and in larger clinical trials and follow for longer study periods. If SAEs or other side effects are observed in any of our ongoing or planned clinical trials, we may have difficulty recruiting participants to the clinical trials, participants may drop out of our trials, or we may be required to abandon the trials or our development efforts of that drug candidate altogether. We, the FDA, other comparable regulatory authorities, or an IRB may suspend clinical trials of a drug candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage trials have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance due to tolerability concerns as compared to other available therapies. Any of these developments could materially harm our business, financial condition, and prospects.

Additionally, if any of our drug candidates receives regulatory approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result. For example, the FDA could require us to adopt a REMS, to ensure that the benefits of treatment with such drug candidate outweigh the risks for each potential patient, which may include, among other things, a communication plan to health care practitioners, patient education, extensive patient monitoring, or distribution systems and processes that are highly controlled, restrictive and more costly than what is typical for the industry. We may also be required to adopt a REMS or engage in similar actions, such as patient education, certification of health care professionals or specific monitoring, if we or others later identify undesirable side effects caused by any product that we develop alone. Other potentially significant negative consequences associated with AEs include:

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we may be required to suspend marketing of a product, or we may decide to remove such product from the marketplace;
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regulatory authorities may withdraw or change their approvals of a product;

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regulatory authorities may require additional warnings on the label or limit access of a product to selective specialized centers with additional safety reporting and with requirements that patients be geographically close to these centers for all or part of their treatment;
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we may be required to create a medication guide outlining the risks of a product for patients, or to conduct post-marketing studies;
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we may be required to change the way a product is administered;
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we could be subject to fines, injunctions, or the imposition of criminal or civil penalties, or be sued and held liable for harm caused to subjects or patients; and
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a product may become less competitive, and our reputation may suffer.

Any of these events could diminish the usage or otherwise limit the commercial success of our drug candidates and prevent us from achieving or maintaining market acceptance of our drug candidates, if approved by the FDA or other regulatory authorities.

Even if we receive regulatory approval of our drug candidates, we will be subject to ongoing regulatory obligations and continued regulatory oversight, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our drug candidates.

Even if we obtain any regulatory approval for one or more of our drug candidates, such drug candidates will be subject to ongoing regulatory requirements applicable to manufacturing, labeling, packaging, storage, advertising, promoting, sampling, record-keeping, and submission of safety or other post-market information, among other things. Any regulatory approvals that we receive for our drug candidates will require surveillance to monitor the safety and efficacy of the drug candidate, as well as ongoing compliance with cGMPs and GCPs for any clinical trials. The FDA may also require a REMS, limitations on the approved indicated uses for which the drug may be marketed or to the conditions of approval, or requirements that we conduct potentially costly post-market testing and surveillance studies, including post-marketing clinical trials and surveillance to monitor the quality, safety and efficacy of the drug. An unsuccessful post-marketing study or failure to complete such a study may require a REMS in order to approve our drug candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

In addition, drug manufacturers are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the NDA or foreign marketing application. If we, the FDA or a comparable foreign regulatory authority, discover previously unknown problems with our drug candidates, such as AEs of unanticipated severity or frequency, or problems with the facility where the drug is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that drug, a regulatory authority may impose restrictions relative to that drug, the manufacturing facility or us including requesting a recall or requiring withdrawal of the drug from the market or suspension of manufacturing.

Failure to comply with applicable regulatory requirements following approval of any drug candidates, may result in, among other things:

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restrictions on the marketing or manufacturing of our drug candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;
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manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;
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revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

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imposition of a REMS, which may include distribution or use restrictions;
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requirements to conduct additional post-market clinical trials to assess the safety of the product;
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suspension or withdrawal of regulatory approvals;
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issuance of fines, untitled letters, warning letters, or holds on clinical trials;
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refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;
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product seizure or detention, or refusal to permit the import or export of our drug candidates; and
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injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our drug candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, we may be subject to enforcement action, and we may not achieve or sustain profitability. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. It is difficult to predict how current and future legislation, executive actions, and litigation, including the executive orders, will be implemented, and the extent to which they will impact our business, our clinical development, and the FDA’s and other agencies’ ability to exercise their regulatory authority, including FDA’s pre-approval inspections and timely review of any regulatory filings or applications we submit to the FDA. To the extent any executive actions impose constraints on FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If any of our drug candidates are approved and we are found to have improperly promoted off-label uses of those products, we may become subject to significant liability. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our drug candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. While physicians in the United States may choose in their independent medical judgment to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical trials and approved by the regulatory authorities, our ability to promote any products will be narrowly limited to those indications that are specifically approved by the FDA. If we are found to have promoted such off-label uses, we may become subject to significant liability. The U.S. federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of our drug candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

Breakthrough therapy designation and fast track designation by the FDA, even if granted for any of our drug candidates, may not lead to a faster development, regulatory review, or regulatory approval process, and each designation does not increase the likelihood that any of our drug candidates will receive marketing approval in the United States.

To the extent we submit a request for a breakthrough therapy designation for one or more of our drug candidates, the FDA may not grant the designation. Even if the designation is granted by the FDA, our clinical development and regulatory review process may not be faster. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the more efficient pathway for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for priority review and accelerated approval. Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our drug candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine to not grant such designation. The receipt of a breakthrough therapy designation for a drug candidate may not result in a faster development process, review or approval compared to therapies considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our drug candidates qualify as breakthrough therapies, the FDA may later decide that such drug candidates no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

If a drug candidate is intended for the treatment of a serious or life-threatening condition and the drug candidate demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for fast track designation. The FDA has broad discretion whether or not to grant this designation, so even if we believe a particular drug candidate is eligible for this designation, we cannot provide any assurance that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, regulatory review or regulatory approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast track designation alone does not guarantee qualification for the FDA’s priority review procedures.

Disruptions at the FDA, the SEC, and other government agencies caused by funding shortages, global health concerns, staffing limitations, or otherwise could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved, or commercialized in a timely manner or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, changes in FDA leadership and the ability to hire and retain key personnel and accept the payment of user fees, reduction in the federal workforce, and statutory, regulatory, and policy changes, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. For example, in recent years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current U.S. Presidential administration has issued certain policies and Executive Orders directed towards reducing the employee headcount and costs associated with U.S. administrative agencies, including the FDA, and it remains unclear the degree to which these efforts may limit or otherwise adversely affect the FDA’s ability to conduct routine activities.

Further, upon completion of this offering and in our operations as a public company, future government shutdowns or delays could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, we may be subject to enforcement action, and we may not achieve or sustain profitability.

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system in ways that could affect our future revenue and profitability and the future revenue and profitability of our potential customers. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system, some of which are intended to contain or reduce the costs of medical products and services. For example, one of the most significant healthcare reform measures in decades, the Patient Protection and Affordable Care Act of 2010 as amended by the Health Care and Educational Reconciliation Act (collectively, the ACA), was enacted in 2010. The ACA contained a number of provisions, including those governing enrollments in federal healthcare programs, reimbursement changes and fraud and abuse measures. Since its enactment, there have been judicial, executive, and Congressional challenges to certain aspects of the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. The Budget Control Act of 2011, among other things, reduced Medicare payments to providers, effective on April 1, 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations, and other payors of healthcare services to contain or reduce costs of health care may adversely affect:

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our ability to set a price that we believe is fair for our products;
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our ability to generate revenue and achieve or maintain profitability; and
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the availability of capital.

There has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing, to review the relationship between pricing and manufacturer patient programs, and to reform government program reimbursement methodologies for pharmaceutical products. For example, in August 2022, Congress passed the Inflation Reduction Act of 2022 (IRA), which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, Centers for Medicare & Medicaid Services (CMS) selected 10 high-cost Medicare Part D drugs in 2023, negotiations began in 2024, and the negotiated maximum fair price for each drug has been announced. CMS has selected 15 additional Medicare Part D drugs for negotiated maximum fair pricing in 2027. For 2028, up to an additional 15 drugs, which may be covered under either Medicare Part B or Part D, will be selected, and for 2029 and subsequent years, up to 20 additional Part B or Part D drugs will be selected. HHS has and will continue to issue and update guidance as these programs are implemented, although the Medicare drug price negotiation program is currently subject to legal challenges. Various industry stakeholders, including certain pharmaceutical companies and the Pharmaceutical Research and Manufacturers of America, have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional.

The current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of Health and Human Services to establish a mechanism through which American patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the U.S. Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the United States. If HHS begins to set most-favored-nation pricing targets for prescription drugs, including the use of international pricing reference to set drug prices in the United States, or increases generic and biosimilar drug entry sooner than expected, that can have a material adverse effect on our industry, ability to set adequate pricing for new drugs to recover research and development costs, ability to attract potential investors and potential buyers in the future. We cannot predict the full impact of the executive orders focused on reducing prescription drug prices or increasing domestic drug manufacturing capacity, or other measures that may be implemented by the current administration related to drug pricing, drug supply chain and manufacturing in the United States. Such cost containment policies and executive orders could substantially and negatively impact the prices we may charge for any approved drug products, which could harm our valuation, ability to generate revenue and achieve and sustain profitability.

In addition, the One Big Beautiful Bill Act (OBBBA), which was signed into law in July 2025, includes provisions that will impact the U.S. healthcare system in various ways, including budget cuts to Medicaid and introducing new participant work and eligibility requirements for Medicaid coverage, which are expected to significantly change the administration and applicability of Medicaid coverage. The OBBBA also expanded exemptions for orphan designated drugs for Medicare drug price negotiations, which is expected to incentivize development of orphan designated drugs or increase competition for drug development in orphan diseases or conditions. Although the full impact of the OBBBA on the healthcare system and our business remains uncertain, the resulting changes may increase the cost and complexity of completing clinical development of and launching any drug candidates for which we may receive regulatory approval or increase our competition in the marketplace, any of which could adversely affect our business and prospects. The impact of ongoing and future judicial challenges, as well as future legislative, executive, and administrative actions and healthcare measures and agency rules implemented by the government on us and the pharmaceutical industry as a whole is unclear. To the extent changes lead to disruptions in federal agencies, greater uncertainty in the industry, or impose more constraints on drug pricing, such as the introduction of the most-favored nation pricing or international reference pricing, our business may be materially impacted. The implementation of cost containment measures or other healthcare reforms may negatively impact the valuation of our company and/or prevent us from being able to generate revenue, attain profitability, or commercialize our drug candidates if approved.

In addition, individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, mechanisms to encourage importation from other countries and bulk purchasing. A number of states are considering or have recently enacted state drug price transparency and reporting laws that could substantially increase our compliance burdens and expose us to greater liability under such state laws once we begin commercialization after obtaining regulatory approval for any of our drug candidates. Some states have also enacted legislation creating so-called prescription drug affordability boards, which ultimately may attempt to impose price limits on certain drugs in these states, while some states are also seeking to implement general, across-the-board price caps for pharmaceuticals, or are seeking to regulate drug distribution. Further, in June 2026, the FDA approved Colorado’s Section 804 Importation Program proposal to import certain drugs from Canada for specific state healthcare programs. It is unclear how this and Florida’s similar program, approved by the FDA in 2024, will be implemented and whether they will overcome potential legal, regulatory, or industry challenges in the United States and/or Canada. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products or drug candidates.

Further, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols of ongoing studies to reflect these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. In light of widely publicized events concerning the safety risk of certain drug products, regulatory authorities, members of Congress, the Governmental Accountability Office, medical professionals, and the general public have raised concerns about potential drug safety issues. These events have resulted in the recall and withdrawal of drug products, revisions to drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products or require safety surveillance or patient education. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials and the drug approval process. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate or suspend clinical trials before completion or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

Given the serious public health risks of certain AEs that may be associated with certain drug products, the FDA may require, as a condition of approval, costly REMS, which may include safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain AEs, preapproval of promotional materials and restrictions on direct-to-consumer advertising.

Our relationships with healthcare professionals, clinical investigators, CROs, and third party payors in connection with our current and future business activities may be subject to federal and state healthcare fraud and abuse laws, false claims laws, transparency laws, and government price reporting, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, exclusion from governmental healthcare programs, reputational harm, administrative burdens, and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation of any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as sell, market, and distribute any drug candidates for which we obtain marketing approval. The applicable federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:

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the federal Anti-Kickback Statute, which makes it illegal for any person or entity, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
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the federal false claims, including the civil False Claims Act (the FCA), that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
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the federal Open Payments program under the Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and applicable group purchasing organizations to report annually to CMS information related to payments or other transfers of value made in the previous year to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals, and information regarding ownership and investment interests held by physicians (as defined above) and their immediate family members; and
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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, and state laws that require biotechnology companies to report information on the pricing of certain drug products.

Pricing and rebate programs must also comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Manufacturing, sales, promotion, and other activities also are potentially subject to federal and state consumer protection and unfair competition laws. In addition, the distribution of pharmaceutical, drug delivery and/or medical device products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage, and security requirements intended to prevent the unauthorized sale of pharmaceutical, drug delivery and/or medical device products. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act as well as other applicable consumer safety requirements.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve on-going substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards, and other requirements could adversely affect our business, results of operations, and financial condition.

The global data protection landscape is rapidly evolving, and we are or may become subject to numerous state, federal and foreign laws, regulations, standards, and other requirements governing the collection, use, disclosure, retention, processing, and security of personal information, such as information collected or otherwise processed in connection with clinical trials. Implementation standards in connection with novel requirements and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or other requirements, or perception of their respective obligations may have on our business. This may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use, share, and otherwise process personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. The cost of compliance with these laws, regulations, standards, and other requirements is high and is likely to increase in the future. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, our internal policies and procedures, our contracts, applicable standards, or other actual or asserted requirements governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, results of operation, and financial condition.

As our operations and business grow, we may become subject to or affected by new or additional laws, regulations, standards, and other requirements applicable to the processing of personal information and face increased scrutiny or attention from regulatory authorities. For example, outside the United States, numerous jurisdictions, including the European Union, United Kingdom, and other jurisdictions in which we operate our business, have enacted laws and regulations addressing privacy, data protection, security, and the collection, use, transfer, and other processing of personal information such as the EU General Data Protection Regulation and the United Kingdom General Data Protection Regulation, and UK Data Protection Act (collectively, the GDPR). We may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (EEA) and the United Kingdom (UK) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate.

Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EU’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers by U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to ongoing legal challenges and may be modified, suspended, or invalidated, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers of personal data out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

In the United States, HIPAA imposes, among other things, certain standards relating to the privacy, security, transmission, and breach reporting of individually identifiable health information. Certain states have also adopted other privacy and security laws and regulations that govern the privacy, processing and protection of health-related and other personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, the CCPA) requires businesses that process the personal information of California residents to, among other things: (i) provide certain notices to California residents regarding the business’s collection, use and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete and correct their personal information or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business’s behalf. Similar laws have been passed in other states and are continuing to be proposed at the state and federal level, and certain U.S. states also have enacted laws and regulations addressing specific categories of data, such as Washington’s My Health, My Data Act, which, among other things, provides for a private right of action. Collectively, these reflect a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. Additional compliance investment and potential business process changes may be required.

As another example, the U.S. Department of Justice’s Data Security Program (DSP) places limitations on U.S. companies’ ability to enter into (and in some cases prohibits) certain contracts involving transfers of sensitive personal data to business partners located in China, or with other specified links to China and other designated countries. The rule further requires U.S. persons to obtain from certain foreign counterparties contractual commitments to refrain from engaging in subsequent transfers of sensitive personal data to entities located in China or with other specified links to China and other designated countries. If we fail to comply with these new regulations, we could be subject to civil and criminal penalties, harm to our reputation, and other adverse consequences. Additional compliance investment and potential business process changes may be required to address risks arising from the DSP.

Furthermore, the Federal Trade Commission (FTC) and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination, and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers’ personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company’s security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations, and other legal obligations, these and other actual or potentially asserted requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, partners, or other third parties to comply with such requirements or adequately address concerns relating to privacy, security or data protection, even if unfounded, could result in additional cost and liability to us, damage our reputation and adversely affect our business and results of operations.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment, and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of hazardous and flammable materials, including chemicals and biological materials. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or commercialization efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Even if we are able to commercialize any drug candidates, if approved, those products may become subject to unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives, which could harm our business. Coverage and reimbursement may be limited or unavailable in certain market segments for our drug candidates, if approved, which could make it difficult for us to sell any drug candidates profitably.

The success of our drug candidates, if approved, depends on the availability of coverage and adequate reimbursement from third-party payors. We cannot be certain that coverage and reimbursement will be available for, or accurately estimate the potential revenue from, our drug candidates or assure that coverage and reimbursement will continue to be available for any product that we may develop that receives coverage and adequate reimbursement from one or more third-party payors. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Accordingly, coverage and adequate reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance.

Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which treatments they will cover and the amount of reimbursement, which can impose price controls or measures to limit coverage and reimbursement for particular medications. In the United States, there is no uniform policy for coverage and reimbursement for drug products among third-party payors. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of our drug products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Even if we obtain coverage for a given product, the resulting reimbursement payment rates may not be adequate for us to achieve or sustain profitability or may require co-payments that patients find unacceptably high. There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved drug products. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for our drug candidates.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved drug products and, as a result, they may not cover or provide adequate payment for our drug candidates. The Inflation Reduction Act of 2022 included several prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program, and potential negative pricing effects in other market channels, on a per unit basis. In June 2026, the CMS issued a proposed rule that would codify policies established in guidance documents for the Medicare Drug Price Negotiation Program for initial price applicability year 2029 and beyond. CMS plans to release guidance in 2026 to implement policies related to the effectuation of the maximum fair price (MFP) for the Medicare Drug Price Negotiation Program for 2028. Further, the current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of HHS to establish a mechanism through which U.S. patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the U.S. Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the United States. Government agreements with pharmaceutical companies and other measures that use most-favored-nation pricing targets for prescription drugs or that increase generic and biosimilar drug entry sooner than expected can have a material adverse effect on our industry, our ability to set adequate pricing for new drugs to recover research and development costs, ability to attract potential investors and potential buyers in the future, or the pricing of our drug products, if approved, in the United States and in foreign countries. The impact of these and future measures implemented by the government on us and the pharmaceutical industry as a whole is unclear.

Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain drug access, marketing cost disclosure, transparency measures, and other measures designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations, and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drug products, if approved, or put pressure on our pricing, which could negatively affect our business, financial condition, results of operations, and prospects.

We expect to experience pricing pressures in connection with the sale of all of our drug candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, cost containment initiatives and additional legislative changes. Net prices for therapies may be reduced by mandatory discounts or rebates required by government healthcare programs or third-party payors and by any future relaxation of laws that presently restrict imports of therapies from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for any approved drug products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any drug candidates we may develop, we may not be successful in commercializing those drug candidates, if and when they are approved.

We do not have a sales or marketing infrastructure and have little experience in the sale, marketing, or distribution of pharmaceutical products. To achieve commercial success for any approved drug product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, develop sales and marketing software solutions, or outsource these functions to third parties. In the future, we may choose to build a focused sales, marketing, and commercial support infrastructure to market and sell our drug candidates, if and when they are approved. We may also elect to enter into collaborations or strategic partnerships with third parties to engage in commercialization activities with respect to selected drug candidates, indications, or geographic territories, including territories outside the United States, although there is no guarantee we will be able to enter into these arrangements.

There are risks involved with both establishing our own commercial capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force or reimbursement specialists is expensive and time-consuming and could delay any product launch. If the commercial launch of a drug candidate for which we recruit a sales force and establish marketing and other commercialization capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition commercialization personnel. Factors that may inhibit our efforts to commercialize any approved product on our own include but are not limited to the following:

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the inability to recruit and retain adequate numbers of effective sales, marketing, reimbursement, customer service, medical affairs, and other support personnel;
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the inability of sales personnel or software tools to obtain access to physicians or educate adequate numbers of physicians on the benefits of prescribing any future approved drug products;

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the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement, and other acceptance by payors;
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the inability to price products at a sufficient price point to enable an adequate and attractive level of profitability;
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restricted or closed distribution channels that make it difficult to distribute our drug products to segments of the patient population;
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the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and
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unforeseen costs and expenses associated with creating an independent commercialization organization.

If we enter into arrangements with third parties to perform sales, marketing, commercial support, and distribution services, they may also experience many of the above challenges. In addition, our product revenue or the profitability of product revenue may be lower than if we were to market and sell any products we may develop internally. We may not be successful in entering into such arrangements, or we may be unable to do so on terms that are favorable to us or them. We also may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our drug products effectively, or they may expose us to legal and regulatory risk by not adhering to regulatory requirements and restrictions governing the sale and promotion of prescription drug products, including those restricting off-label promotion. If we do not establish commercialization capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing any future approved drug candidates.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our drug candidates, if approved.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing, and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If any of our drug candidates are approved for marketing, such claims could still result in an FDA or other regulatory authority investigation of the safety and effectiveness of such products, our manufacturing processes and facilities or our marketing programs. These investigations could potentially lead to a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in injury to our reputation, withdrawal of clinical trial participants, costs to defend the related litigation, a diversion of management’s time and our resources, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our drug candidates and decreased demand for our drug candidates, if approved for commercial sale.

We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our drug candidates, if approved. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business and cause our stock price to decline. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain or obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses, including those caused by product liability claims.

A variety of risks associated with operating and marketing our drug candidates internationally could materially adversely affect our business.

We conduct a portion of our operations outside the United States through subsidiaries and offices located in the United Kingdom and Ireland and employees spanning several additional countries. Operating in more than one jurisdiction subjects us to risks that could adversely affect our business, financial condition, results of operations, and prospects, including the cost and complexity of complying with, and the potential for inconsistent application of, the employment, tax, anti-corruption, and other laws of multiple jurisdictions; exposure to additional anti-corruption and anti-bribery laws; exposure to non-U.S. tax laws and to taxation in more than one jurisdiction; and the added difficulty of managing geographically dispersed operations.

We may also seek to develop regulatory strategies for our drug candidates outside the United States and, if we do so, we expect that we or our partners would seek regulatory approval of our drug candidates outside of the United States. If we do seek to market our drug candidates outside the United States, we will be subject to additional risks related to operating in foreign countries if we or our such partners obtain the necessary approvals, including:

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differing regulatory requirements and pricing regimes in foreign countries;
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unexpected changes in tariffs, trade barriers, price and exchange controls, and other regulatory requirements;
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economic weakness, including inflation, or political instability in particular foreign economies and markets;
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compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
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foreign taxes, including withholding of payroll taxes;
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foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;
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difficulties staffing and managing foreign operations;
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workforce uncertainty in countries where labor unrest is more common than in the United States;
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potential liability under the U.S. Foreign Corrupt Practices Act (FCPA) or comparable foreign regulations;
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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;
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production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
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business interruptions resulting from geopolitical actions, including war and terrorism.

These and other risks associated with our international operations or those of any applicable international partners may materially adversely affect our ability to attain or maintain profitable operations.

Our business could be affected by litigation, government investigations, and enforcement actions.

We currently operate in a number of jurisdictions in a highly regulated industry, and we could be subject to litigation, government investigation and enforcement actions on a variety of matters in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, data privacy and security, anti-kickback, anti-bribery, securities, commercial, employment, and other claims and legal proceedings that may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage, and modifications of our business practices, which could have a material adverse effect on our business and results of operations. Even if such a proceeding, investigation, or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources.

Risks related to intellectual property

If we are unable to obtain and maintain sufficient intellectual property protection for IAM1363, IAM217, IAM-C1, and any future drug candidates, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our drug candidates may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to IAM1363, IAM217, IAM-C1, and any future drug candidates. We currently rely upon or intend to rely upon, a combination of patents, trademarks, trade secret protections, and confidentiality agreements to protect the intellectual property related to IAM1363, IAM217, IAM-C1, and any future drug candidates. If we are unable to obtain or maintain patent protection with respect to IAM1363, IAM217, IAM-C1, or any future drug candidates, and their uses, our business, financial condition, results of operations, and prospects could be materially harmed.

We own one issued patent covering drug candidate IAM1363. We do not currently own any issued patents with respect to drug candidates IAM217 or IAM-C1. These drug candidates are covered by pending U.S. patent applications. We cannot provide assurances that we will file one or more non-provisional patent applications claiming priority to the provisional applications. We cannot predict whether our patent applications will issue as granted patents in any particular jurisdiction or whether the claims of any granted patent will provide sufficient proprietary protection from competitors. Even if we obtain issued patents, those patents, as well as any patents we license from third parties in the future, may be challenged, circumvented, rendered unenforceable, or invalidated by third parties. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that our drug candidates will be protected or remain protectable by enforceable patents.

Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first nonprovisional U.S. filing. The natural expiration of a patent outside of the United States varies in accordance with provisions of applicable local law, but is generally 20 years from the earliest local filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

Other parties have developed technologies that may be related or competitive to our own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in our own patent applications or issued patents. Publication of discoveries in the scientific literature lags behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether the inventors of our patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Further, we cannot assure that all of the potentially relevant prior art relating to our patents and patent applications has been found.

Third parties, including former employees, consultants, collaborators and competitors, may challenge the inventorship, scope, validity, or enforceability thereof, which may result in such patents being narrowed, invalidated or held unenforceable. If issued, our patents may be challenged in patent offices in the United States and abroad, or in court. For example, we may be subject to Post Grant Review or Inter Partes Review proceedings to the U.S. Patent Trial and Appeal Board (PTAB) challenging the validity of one or more claims of our patents, once issued. Such submissions may also be made prior to a patent's issuance, precluding the granting of a patent based on one of our patent applications. We may become involved in opposition, reexamination, inter partes review, post-grant review, derivation, or similar proceedings in the United States or abroad challenging the claims of our patents, once issued. Furthermore, patents may be challenged in court, once issued. Competitors may have filed patent applications before the inventors of our patents did. A competitor may also claim that we are infringing its patents and that we therefore cannot practice our technology as claimed under our patent applications and patents, if issued. As a result, one or more claims of our patents may be narrowed or invalidated.

In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we will be successful in protecting our drug candidates by obtaining patents.

The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, obtain, enforce, or license all necessary or desirable patents or patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. For example, we may not be able to obtain patents or maintain patent applications and patents due to the subject matter claimed being in disclosures in the public domain.

Our drug candidates IAM1363, IAM217, and IAM-C1 are covered in part by pending U.S. provisional patent applications. We expect to file, but make no assurances that we will file, non-provisional patent applications claiming priority to the pending U.S. provisional patent applications, which would be subject to the patent prosecution process in the jurisdictions in which they are filed. The patent prosecution process is subject to numerous risks and uncertainties, including a patent examiner finding that the pursued claims satisfy the patentability requirements of the respective jurisdiction, and we cannot guarantee that future non-provisional patent applications will satisfy these requirements. Certain patentability requirements, such as novelty and non-obviousness, are a function of the state of art at the time of filing. Such art includes our own art, and the art of third parties. We may not be aware of all third-party art potentially relating to our research programs and drug candidates, or their intended uses, and as a result, the potential impact of such third-party art upon the patentability of our future patents or patent applications is highly uncertain.

Obtaining and maintaining our patent protection depends on compliance with various procedural processes, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance.

Periodic maintenance fees, renewal fees, annuity fees, and various other government fees will be due to the United States and foreign patent agencies over the lifetime of any patents or patent applications we may obtain or file. While an inadvertent lapse can in many cases be cured by payment of a late fee, there are situations in which noncompliance can result in abandonment or lapse, resulting in partial or complete loss of patent rights. Noncompliance events include failure to respond to official actions, non-payment of fees, and failure to properly submit formal documents.

It is possible that defects of form in the preparation or filing of current or future patents or patent applications may exist, or may arise in the future, including with respect to proper priority claims, inventorship listings, ownership, claim scope, timely filed responses, or timely requests for patent term adjustments. If there are material defects, an issued patent may be invalid and/or unenforceable.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting, and defending patents throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we do not pursue or obtain patent protection to develop their own products and may export infringing products to territories where we have patent protection, but enforcement is weak. Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. Many countries also limit the enforceability of patents against government agencies or contractors. Consequently, we may not be able to prevent third parties from practicing our inventions in certain countries.

The laws and regulations governing patents vary widely across jurisdictions. Patent claims that may be valid in the United States may not be eligible in another foreign jurisdiction. For example, our ability to obtain claims to medical methods is more limited in certain jurisdictions. Additionally, enforcement and recoverable damages based on medical method claims have limitations that may affect our ability to enforce our patents in certain jurisdictions.

The legal systems of certain developing countries do not favor the enforcement of patents, trade secrets and other intellectual property, which could make it difficult for us to stop infringement. We may need to share proprietary know-how with partners located in countries at heightened risk of theft, including through direct intrusion by private parties or foreign actors affiliated with or controlled by state actors.

Our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

Government actions in certain jurisdictions may allow exploitation of intellectual property without the patent owner’s consent. For example, government decrees may allow third parties to exploit patented inventions without authorization, effectively eliminating patent protection in those territories. These actions could result in abandonment or lapse of future patents in the affected jurisdictions. Geopolitical actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of future patent applications and the maintenance, enforcement, or defense of any future issued patents. For example, the United States and foreign government actions related to Russia’s invasion of Ukraine may limit or prevent filing, prosecution, and maintenance of patent applications in Russia. Specifically, the Russian government issued Decree 299 stating that Russian companies and individuals can use patented inventions without the owner’s permission or compensation, if the patent is held by owners from “unfriendly countries,” which includes the United States. As a result, we would not be able to enforce our otherwise valid patent rights against an infringer in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights, if pursued, in Russia. Consequently, we may not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Countries in addition to Russia have means by which they may allow exploitation of intellectual property, which include China and Brazil. As a result, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected in those countries.

The complex nature of our strategic partnerships may impact our ability to pursue and maintain valuable rights to our intellectual property.

Our ongoing and potential future partnerships involve complexities that may pose a number of risks to our intellectual property. For example, disagreements with collaborators over intellectual property or proprietary rights might cause delays or terminations of the research, development or commercialization of drug candidates, might lead to additional responsibilities for us with respect to drug candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive. Additionally, our collaborators may not properly obtain, maintain, enforce, defend or protect our intellectual property or proprietary rights or may use our proprietary information in such a way as to potentially lead to disputes or legal proceedings that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation. Disputes may arise with respect to the ownership of intellectual property developed pursuant to our collaborations. Our collaborators may infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of third parties, which may expose us to litigation and potential liability.

If we are unable to obtain and maintain patent protection that is sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our drug candidates may be adversely affected.

Our pending and future patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents issue from such applications, and then only to the extent the issued claims cover the technology. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. We cannot offer assurances that any current non-provisional patent applications or future non-provisional patent applications claiming priority to the pending U.S. provisional patent applications covering our drug candidates IAM1363, IAM217, and IAM-C1 will issue as patents, and that the breadth of any issued patents will be sufficient to stop a competitor from developing, manufacturing, and commercializing products in a non-infringing manner that would be competitive with our products. If our competitors or other third parties are able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner, this could materially adversely affect our business, financial condition, results of operations, and prospects. In addition, any issued patent may be the subject of an adverse decision in proceedings before various patent offices or in courts that could result in loss of exclusivity or in patent claims being modified, revoked, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar technologies and products. Therefore, the degree of future patent protection for our drug candidates is uncertain. The scope and coverage of future patents may be narrow enough that a third party could design around them and therefore not infringe. Others may independently develop similar or alternative technologies or duplicate our technologies without infringing our intellectual property rights. Therefore, only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. The failure to obtain meaningful protection from the intellectual property rights relating to our drug candidates could have a material adverse effect on our financial condition and results of operations, including dissuading companies from collaborating with us to develop and commercialize our drug candidates.

Patent terms may be inadequate to protect our competitive position on IAM1363, IAM217, IAM-C1, or other drug candidates for an adequate amount of time.

Patent rights are of limited duration. In the United States, the natural expiration of a patent is generally 20 years after the non-provisional filing date, absent any terminal disclaimers, patent term adjustment, or patent term extension, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees. Given the amount of time required for development, testing and regulatory review, patents we obtain protecting drug candidates might expire before or shortly after commercialization. As a result, our patent portfolio may not provide sufficient rights to exclude others from commercializing similar products.

Patent term extension, supplementary protection certificates, and similar provisions are not guaranteed, and any award of patent term extension may be less than requested.

Depending upon the timing, duration, and specifics of FDA marketing approval of IAM1363, IAM217, and IAM-C1, or other drug candidates, one or more U.S. patents that we may obtain may be eligible for limited patent term extension (PTE) under the Drug Price Competition and Patent Term Restoration Act of 1984. This act permits PTE for a term of up to five years, but cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. Patent Term Extension under 35 U.S.C. §156(f) is narrowly limited to the specific FDA-approved active ingredient and may therefore be limited in scope as compared to the entirety of the U.S. patent. The applicable authorities, including the FDA and the U.S. Patent and Trademark Office (USPTO), may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to patents we may obtain, or may grant more limited extensions than we request. We may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements.

PTE is only relevant after a patent has been issued. If the USPTO delays issuance of a patent, this can affect the number of days awarded that extend patent term. There could be delays at the USPTO caused by staffing cuts, budgetary constraints, or other government actions that could increase the timeline of patent prosecution or affect issuance of patents, which may shorten the number of patent term extension days eligible for award. Administrative changes may also lead to delays in review of regulatory submissions or requests for patent term extension. The PTE is awarded based upon the FDA’s regulatory review period, but the PTE evaluation stage involves cooperation between the USPTO and the FDA. Administrative changes (e.g., at the FDA or USPTO) may also lead to delays in review and analysis of regulatory submissions or requests for PTE.

If we are unable to obtain PTE, or the term of such extension is less than we request, the period during which we will have the right to exclude others from marketing our product in the U.S. will be shortened and our competitors may obtain approval of competing products following expiration of a patent we may obtain, and may take advantage of our investment in development and clinical trials by referencing our preclinical and clinical data to launch their product earlier than might otherwise be the case, and our revenue could be reduced, possibly materially.

Depending upon the timing, duration, and specifics of regulatory and marketing approval of IAM1363, IAM217, IAM-C1, or other drug candidates, one or more European patents that we may obtain may be eligible for Supplementary protection certificates (SPCs) under the Council Regulation (EC) No 469/2009 of the European Parliament and of the Council of 6 May 2009. An SPC can extend a patent right for a maximum of five years with an additional six-month extension available in accordance with Regulation (EC) No 1901/2006 if the SPC relates to a medicinal product for children for which data has been submitted according to a Paediatric Investigation Plan (PIP). Other countries in addition to the U.S. and Europe may have equivalent patent term extension mechanisms which may be available for one or more patents that we may obtain for IAM1363, IAM217, IAM-C1, or other drug candidates.

The Inflation Reduction Act of 2022, which, for example, enables the U.S. Department of Health and Human Services to negotiate prices for certain high-cost Medicare covered drugs, or other future U.S. legislation may impact our ability to receive revenue from any potential sale(s) of IAM1363, IAM217, IAM-C1, or other drug candidates, for instance, if patents we may obtain prevent entry of a generic to the market. Certain exceptions of the Inflation Reduction Act of 2022 may or may not be available to IAM1363, IAM217, IAM-C1, or other drug candidates.

The scope of patent exclusivity may be reduced when future composition of matter patents expires.

Upon the expiration of or the end of any period of exclusivity of any patents we may obtain, competitors may seek to develop and market generic versions of our products. Competitors may file abbreviated new drug applications (ANDAs) or 505(b)(2) applications referencing any of our future approved products. These manufacturers might only be required to conduct a relatively inexpensive study to show that their product is a generic, and thus could be significantly less costly than ours to bring to market and companies that produce such generics may be able to offer their products at lower prices. We may not be able to prevent such competition, which could significantly reduce our revenue. Accordingly, competition from generics of our drug candidate could materially adversely impact our ability to successfully commercialize our drug candidate.

Composition of matter patents are generally considered the strongest form of intellectual property protection because they provide protection without regard to any particular method of use or formulation. The composition of matter for our drug candidates IAM1363, IAM217, and IAM-C1 are covered in part by an issued U.S. patent for IAM1363, non-provisional applications for IAM217, and pending U.S. provisional patent applications for IAM-C1. The estimated expiration for these patent and patent applications if issued and absent any terminal disclaimers, patent term adjustments, or patent term extensions, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees, is from 2043 to 2046. New patent families may be filed covering new methods of use, formulations, dosage forms and dosing schedules, patient population(s), and methods of manufacture, that, if issued as granted patents, would be expected to expire after 2046 absent any terminal disclaimers, patent term adjustments, or patent term extensions, and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees.

Method of use patents protect only the use of a product for the specified method and do not prevent a competitor from making and marketing an identical product for an indication outside the scope of the patented method. Moreover, even if competitors do not actively promote their product for our targeted indications, physicians may prescribe these products “off-label,” and such infringement is difficult to prevent or prosecute. Although off-label prescriptions may infringe method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. If the aforementioned non-provisional patent application(s) claiming IAM1363, IAM217, and IAM-C1 compositions of matter are filed and issue as granted patents, after expiration of such granted patents, competitors may use the same compositions for different methods, in different formulations, or via production from different manufacturing methods, without infringing one or more granted patents. Therefore, if IAM1363, IAM217, and IAM-C1 are approved and eventually become commercially available in generic products, remaining unexpired patents may only provide limited protection.

Future patents we may obtain may be challenged or the laws may change in a manner that could limit our ability to enforce against competitors.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and patents we may obtain may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review (PGR) and inter partes review (IPR), or other similar proceedings challenging our patent rights. There may be prior art of which we are not aware that may affect the validity or enforceability of our patent claims. Even prior art we believe does not affect validity may ultimately be found to do so. There is no assurance that all potentially relevant prior art has been identified. An adverse decision may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar technologies and products and compete directly with us, without payment to us. The legal threshold for initiating such proceedings may be low, so that even proceedings with a low probability of success might be initiated. Even if they are unchallenged, our patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our patent portfolio by developing similar or alternative drug candidates in a non-infringing manner.

The patent position of pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and is the subject of much litigation, resulting in court decisions, including U.S. Supreme Court decisions. Therefore, court decisions may be made that could alter our ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa. There may also be pressure on the U.S. government and foreign governmental bodies to limit the scope of patent protection as a matter of public policy in response to health or access concerns.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

We may conclude that even if a third party is infringing patents we may obtain in the future, the risk-adjusted cost of bringing and enforcing such a claim may be too high or not in the best interest of our company or stockholders. Our competitors may sustain the costs of complex patent litigation more effectively because of their greater financial resources. In such cases, we may decide to simply monitor the situation or seek a non-litigious resolution.

Litigation involves substantial uncertainty that could affect our business.

Our ability to enforce our intellectual property rights depends on the ability to detect infringement. It is difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s product, particularly in litigation in countries that do not provide extensive discovery procedures.

Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. The initiation of a claim against a third party may cause the third party to bring counterclaims asserting that our patents are invalid or unenforceable. Grounds for such challenges could include lack of novelty, obviousness, non-enablement, insufficient written description, failure to claim patent-eligible subject matter, or inequitable conduct during prosecution.

If we were to initiate legal proceedings against a third party to enforce a patent covering one of our products or our technology, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of novelty, lack of adequate written description, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that an individual connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity or unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on one or more of our products or certain aspects of our platform technology. Such a loss of patent protection could have a material and adverse effect on our business, financial condition, results of operations and prospects. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Derivation proceedings provoked by third parties or brought by us may be necessary to determine the inventorship of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and our competitors gain access to the same technology.

Even if we establish infringement, a court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, even if resolved in our favor, the monetary cost of litigation and the diversion of management attention could outweigh any benefit we receive. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

During the course of intellectual property litigation, there could be public announcements of commencement, results of hearings, rulings on motions, and other developments. If securities analysts or investors perceive these results as negative, the perceived value of our products, drug candidates, or intellectual property could be diminished, and the market price of our common stock may decline. Such announcements could also harm our reputation or the market for our products.

The uncertainties associated with litigation could compromise our ability to raise funds necessary to continue clinical trials, internal research programs or enter into development partnerships.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current and any future drug candidates.

Depending on actions by the U.S. Congress, federal courts, the USPTO, and authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on our ability to obtain new patents and to defend and enforce existing patents. We cannot be sure our patent portfolio will not be negatively impacted by new court rulings, changes in guidance, or procedures issued by governments or patent offices around the world.

The Leahy-Smith America Invents Act of 2011 (the Leahy-Smith Act) made significant changes to U.S. patent law. These changes include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR and derivation proceedings. Further, because of a lower evidentiary standard in these USPTO post-grant proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a patent claim invalid even though the same evidence would be insufficient to invalidate the patent claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate patent claims we may obtain that would not have been invalidated if first challenged by the third party as a defendant in a district court action. Thus, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our patents we may obtain, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In addition, under the Leahy-Smith Act, the United States transitioned from a “first-to-invent” system to a “first-to-file” system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. A third party that files a patent application in the USPTO after March 2013, but before we file an application covering the same invention, could therefore be awarded a patent covering an invention to which we have rights even if we made the invention before it was made by such third party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we are the first to either (i) file any patent application related to our drug candidates and other proprietary technologies we may develop or (ii) invent any of the inventions claimed in our patent applications. Even if we obtain a valid and enforceable patent, we may not be able to exclude others from practicing the claimed invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license.

These and future changes in patent law could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents, if issued, all of which could have a negative effect on our business.

In addition, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. For example, in Amgen Inc. v. Sanofi, 598 US 594 (2023), the Supreme Court held that claims with functional language may pose high hurdles in fulfilling the enablement requirement. In 2023, the Federal Circuit issued a decision in In re Cellect, LLC, 81 F.4th 1216 (Fed. Cir. 2023) involving the interaction of patent term adjustment, or PTA, terminal disclaimers, and obviousness-type double patenting which may affect the patent term of any issued patents that rely on any PTA and have a terminal disclaimer. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain patents, to obtain patents having commercially relevant scope or patent term, or to enforce patents that we may obtain.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain patents or to enforce patents that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which has significantly impacted European patents, including those granted before June 1, 2023. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the Unitary Patent Court (UPC). Additionally, certain non-Unitary Patents that are European patents may also be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is only a limited established body of substantive and procedural precedents, which increases the uncertainty of any litigation. Proprietors of certain European patents granted before the implementation of the UPC have the option of opting such patents out of the jurisdiction of the UPC and designating such patents as being subject to the jurisdiction of national courts. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

We may become involved in third-party claims of intellectual property infringement, which may delay or prevent the development and commercialization of IAM1363, IAM217, IAM-C1, and any future drug candidates.

Our commercial success depends in part on our ability to develop, manufacture, market and sell IAM1363, IAM217, and IAM-C1, and any future drug candidates while avoiding infringement of third-party patents and proprietary rights. There is a substantial amount of litigation and other adverse proceedings, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, international trade commission (ITC)-related lawsuits that affect import of products that infringe third party patents (e.g., Section 337 of the U.S. Tariff Act of 1930), interferences, administrative law proceedings, ex parte re-examinations, PGR, IPR, before the USPTO, as well as oppositions and similar processes in foreign jurisdictions.

We may be exposed to future litigation by third parties alleging that our drug candidates infringe their intellectual property rights. If any third-party patents were held to cover the manufacturing process, methods of treatment, or any of our products themselves, the holders may be able to block our ability to commercialize such products unless we obtain a license or until such patents expire.

It is also possible that we have failed to identify relevant third-party patents or applications. Patent applications covering our products could have been filed by others without our knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our products or the use of our products. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our current or future therapeutic candidates may infringe. Third-party intellectual property right holders may also actively bring infringement claims against us. There may be issued patents of which we are not aware, held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our drug candidates or any future drug candidates. There also may be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our drug candidates or any future drug candidates. There may be issued patents, held by third parties, which we do not believe we infringe, that, if found to be valid and enforceable, could be found to be infringed by our drug candidates or any future drug candidates.

Individuals and groups that are non-practicing entities may purchase patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. We may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our drug candidates and business operations infringe the intellectual property rights of such entities. Non-practicing entities have no relevant product revenue and our own patent portfolio may have no deterrent effect against them.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our drug candidates. Defense of these claims, regardless of merit, would involve substantial litigation expense and a substantial diversion of employee resources from our business.

In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain licenses from third parties, pay royalties, or redesign our affected drug candidates, which may be impossible or require substantial time and monetary expenditure. If a court decides that we willfully infringed a third party’s intellectual property rights, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees. Such damages could be substantial and have a material adverse effect on our financial condition. Furthermore, even if resolved in our favor, the monetary cost of such litigation and the diversion of the attention of our management could outweigh any benefit we receive as a result of the proceedings. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our business.

Our defense against an allegation of infringement, including willful infringement, may rely on opinion of patent counsel that the allegedly infringed patents are invalid or unenforceable. This opinion may be supported in part by the case law current as of the date of the opinion. Such case law may become overturned in a subsequent court proceeding or by legislation. For example, in the United States, we may rely on invalidity of a genus claim in a patent based on lack of enablement or written description, in view of Amgen Inc. v. Sanofi, 598 US 594 (2023); Regents of the Univ. of Minn. v. Gilead Scis., Inc., 61 F.4th 1350, 1356 (Fed. Cir. 2023); and Duke Univ. v. Sandoz, Inc., 2025 160 F.4th 1305, 1312 (Fed. Cir. 2025). The reliance on these cases for invalidity of genus claims defining a composition or method of treatment with the composition by the composition’s functional attributes is customary in the pharmaceutical industry. However, should one of these cases, or other decisions that may be relied upon, be overturned or overruled by legislation, the basis for our invalidity position, and thus defense to infringement, including willful infringement, may be obsolete, which could harm our ability to defend against a claim of patent infringement. The aforementioned cases relied upon for invalidity of an issued patent are specific to U.S. patent law, and are not applicable to other jurisdictions, and thus we may not be able to rely on the same invalidity positions outside of the U.S. For example, jurisdictions such as Europe may allow claims to compositions or methods of treatment with a composition defined by its function, such as inhibition or antagonism of a target, rather than its structure. If such patents are deemed valid, we may infringe such patents in jurisdictions outside the U.S., which could result in an injunction or monetary damages.

Our defense against an allegation of infringement may also rely on the “Safe Harbor” provision (35 U.S.C. § 271(e)(1)), established by the Hatch-Waxman Act, for allegedly infringing activities performed solely for uses reasonably related to FDA regulatory approval. Our evaluation of whether our activities are solely for uses reasonably related to FDA regulatory approval is based on statutory interpretation and current case law, and we cannot guarantee that our evaluation is correct. Our defense against an allegation of infringement may also rely on corresponding safe harbor provisions in jurisdictions outside the United States where we may perform clinical trials, including the Bolar exemptions in European countries. We cannot make assurances that all of our activities in a country, including those related to clinical trials, fall within that country’s safe harbor provisions. For instance, the provisions in certain European countries may not be provided for by statute, and thus the scope of defense against potentially infringing activities during clinical trials is specific to the patent and jurisdiction, and is thus uncertain. For instance, whether a patent has been validated in a European country versus via the Unitary Patent could affect the scope of any exemption. Our analysis of the safe harbor provisions may be drawn from legal texts and input from European patent counsel, which may require validation with litigators in each country to obtain a current status of exemptions. In addition, case law or legislation may overrule or amend the safe harbor provisions in the U.S. or other jurisdictions, in a manner that could prevent us from performing clinical trials in a given jurisdiction, or result in a finding of infringement due to clinical trial activities performed in that jurisdiction, either of which could have a material adverse effect on our business.

Litigation may result in publicity and disclosures that could be harmful to our business.

During the course of any intellectual property litigation, there could be public announcements of the litigation such as commencement of a litigation, results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, drug candidates, programs, or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business. Because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Numerous U.S. and foreign patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing drug candidates.

As the oncology market expands and more patents are issued, and as we gain greater visibility and market exposure as a public company, the risk increases that our IAM1363, IAM217, IAM-C1, or our other drug candidates or other business activities may be subject to claims of infringement of the patent and other proprietary rights of third parties in the U.S., Europe or other foreign countries. Third parties may assert that we are infringing their patents or employing their proprietary technology without authorization, regardless of the merit of such claims. Even if we believe such claims are without merit, for example, due to invalidity of a third-party patent, a court of competent jurisdiction could hold that the third-party patent is valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future drug candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this is a high burden and requires us to present clear and convincing evidence as to invalidity, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Other jurisdictions have similar presumptions, and thus we similarly can make no assurances that the claims of patents outside the U.S. in which we may be alleged to infringe will be held invalid.

We cannot guarantee that our patent searches or analyses are complete or thorough. Our interpretation of the relevance, scope, or validity of a third-party patent may be incorrect. We may incorrectly determine that our drug products are not covered by a third-party patent or may incorrectly predict whether a pending application will issue with claims of relevant scope. Our determination of the expiration date of any relevant patent may also be incorrect.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our research programs and drug candidates, or their intended uses, and as a result the potential impact of such third-party intellectual property rights upon our freedom to operate is highly uncertain. Moreover, because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our drug candidates may infringe. Patent applications are not published until 18 months after their earliest claimed priority date and, in some instances, applications may not publish until after issuance as a patent. Thus, there may be pending patent applications relevant to drug candidates that we are unaware of due to this lag in publication. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims. There may be patents or patent applications of which we are aware, but which we do not believe is relevant to our business, which may, nonetheless, ultimately be found to limit our ability to make, use, sell, offer for sale, or import our drug products that may be approved in the future, or impair our competitive position. There may be patents or patent applications of which we are aware, but which we do not believe are valid or patentable, which may, nonetheless, ultimately be found to be valid or patentable and thus limit our ability to make, use, sell, offer for sale, or import our drug products that may be approved in the future, or impair our competitive position. In addition, third parties may obtain patents in the future on uses of our technology that we may infringe. If we are found to infringe patent rights, the patent holders may be able to block our ability to commercialize such drug candidate unless we obtain a license or until such patents expire.

We may be subject to claims that our employees, consultants, or independent contractors have wrongfully used or disclosed confidential information of their former or current employers.

We may employ individuals who were previously employed or are currently employed at other biotechnology companies or research institutions, including our competitors. Although we take steps to ensure compliance with ongoing obligations to former and current employers, we may be subject to claims that these individuals violated their contractual obligations, improperly retained proprietary information, or used or disclosed trade secrets. If we fail in defending any such claims, we may lose valuable intellectual property rights or personnel.

We may be subject to claims that current or former employees, contractors, or other third parties have an ownership interest in our patents or patent applications as an inventor or co-inventor. The failure to name proper inventors can result in patents being unenforceable. Inventorship disputes may arise from conflicting views regarding contributions, effects of foreign laws, or co-ownership of joint inventions.

Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our drug candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail to defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could adversely affect our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could adversely affect our business, financial condition, results of operations, and prospects.

The laws may limit the enforceability of non-compete provisions in employment agreements. If non-compete provisions are found unenforceable, former employees may be free to join competitors or form competing businesses, potentially using know-how gained during their employment.

We may depend on intellectual property rights granted under license agreement(s) with licensor(s). if we were to lose our current or future license(s), we may not be able to continue developing our drug candidates.

We license certain intellectual property that is important to our business and, in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. Our current license agreements impose, and we expect our future license agreements will impose, various development, diligence, commercialization, and other obligations on us in order to maintain the licenses.

If we were to fail to comply with our obligations, and fail to cure our breach within a specified period, the licensor may have the right to terminate the license. Termination could result in us being unable to develop, manufacture, or sell drug candidates covered by the licensed technology, or could enable competitors to gain access to the licensed technology. If in-licenses are terminated or the underlying patents fail to provide intended exclusivity, competitors may have the freedom to market products identical to ours.

The current agreement or future agreements under which we license IP from third parties may be complex, and certain provisions may be susceptible to multiple interpretations. The resolution of any interpretation disagreement could narrow the scope of our rights or increase our financial obligations. Disputes may arise regarding: scope of rights granted; financial obligations; whether our technology infringes on licensor IP not covered by the license; sublicensing rights; diligence obligations; right to transfer or assign the license; inventorship and ownership of jointly created inventions; and priority of invention.

We may enter into agreements under which we are a sublicensee. If our sublicensor fails to comply with its upstream license obligations, the licensor may terminate the upstream license, which may terminate our sublicense.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our platform or drug candidates, in which case we would be required to obtain a license from such third parties. The in-licensing and acquisition of third-party intellectual property rights is a competitive area, and a number of more established companies may also be pursuing strategies to in-license or acquire third-party intellectual property rights that we may consider attractive or necessary to our business. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. Furthermore, companies that perceive us to be a competitor may be unwilling to sell, assign or license intellectual property rights to us. Moreover, we may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. In addition, we expect that competition for the in-licensing or acquisition of third-party intellectual property rights for drug candidates that are attractive to us may increase in the future, which may mean fewer suitable opportunities for us as well as higher acquisition or licensing costs. If we are unable to license such technology, or if we are forced to in-license such technology on unfavorable terms, such as substantial licensing fees or royalty payments, our business could be materially and adversely affected. If we are unable to obtain a necessary license, the third parties owning such intellectual property rights could seek an injunction prohibiting our manufacturing, use, and/or sales or we may be unable to otherwise develop or commercialize the affected drug candidates, which could materially harm our business. If we are unable to obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may be required to expend significant time and resources to redesign any future drug candidates, or the methods for manufacturing them or to develop or license replacement intellectual property, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected drug candidates, which could harm our business, financial condition, results of operations, and prospects significantly. Even if we are able to obtain a license from a third party, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. A non-exclusive license would not provide us with a competitive advantage with respect to the licensed technology.

We may rely on our research and development partners for know-how on design, manufacturing methods and formulation of our products. Our research and development partners may fail to properly protect their intellectual property, fail to comply with regulatory provisions, or fail to yield anticipated economic benefits. If we are unable to reach agreements with suitable partners on acceptable terms, we may have to curtail product development, reduce or delay development programs, or increase our expenditures to undertake development at our own expense.

Our research and development partners’ ability to protect their proprietary rights directly affects our ability to commercialize products developed through such partnerships. Any failure by our partners to maintain adequate IP protection could expose our jointly developed products to competition. Although we may enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate partners, outside scientific partners, CROs, CMOs, consultants, independent contractors, advisors, and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek adequate patent protection.

Rights to improvements to our drug candidates may be held by third parties.

In the course of testing and developing our current or future drug candidates, we may enter into agreements with third parties to conduct clinical testing, which may provide that improvements to our drug candidates may be owned solely by a third party or jointly between the parties. Third parties may independently develop improvements to our product, such as crystalline polymorphs or salts with beneficial properties, or alternative manufacturing techniques. If we determine that rights to such improvements are necessary to commercialize our drug candidates or maintain our competitive advantage, we may need to obtain a license from such third party. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain such a license, it could be granted on non-exclusive terms, potentially giving our competitors access to the same technologies. Failure to obtain a license could prevent us from commercializing our current or future drug candidates or force us to cease some of our business operations.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we seek to rely on trade secret protection for proprietary know-how that is not patentable, processes for which patents are difficult to enforce, and other elements of our product discovery and development processes. Although we require employees, consultants, advisors, and third parties to enter into confidentiality agreements, we cannot be certain that our trade secrets will not be disclosed or that competitors will not independently develop substantially equivalent information and techniques. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results, and financial condition.

Because we may rely on third parties in development and manufacture, we may be required to share trade secrets with them, increasing the possibility of misappropriation or disclosure. Any disclosure—intentional or unintentional, including through cybersecurity breach—could enable competitors to duplicate or surpass our technological achievements. Monitoring unauthorized disclosure is difficult, and enforcing trade secret claims is expensive, time-consuming, and unpredictable in outcome.

Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. For example, competitors could purchase our products and attempt to replicate or improve some or all of the competitive advantages we derive from our development efforts, reverse engineer our proprietary technologies, and design their products around our protected technologies or develop their own competitive technologies that fall outside of our intellectual property rights.

If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced, and our competitive position could be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

If our trademarks and trade names are not adequately protected, we may not be able to build brand recognition in our markets of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, circumvented, or declared generic. During registration proceedings, we may receive rejections by the USPTO or in foreign jurisdictions. Third parties may oppose pending applications or seek to cancel registered trademarks. Any proprietary name we propose to use with our drug candidates must be approved by the FDA, regardless of whether we have registered it as a trademark. If the FDA objects, we may need to expend significant resources to identify a suitable alternative. We may license our trademarks to third parties, and misuse by licensees may jeopardize our rights or diminish goodwill.

At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Compounding pharmacies may produce formulations that are similar to or identical to our drug candidates using the same active ingredient. These formulations may create brand confusion among healthcare providers and patients, and may not be subject to the same regulatory standards as our approved drug products. Such competition may be difficult to prevent through trademark protection alone.

The use of new and evolving technologies, such as AI, in our operations may require us to expend material resources and may present risks and challenges that can impact our business, including by posing security and other risks to our confidential information, proprietary information and personal information, any of which may result in reputational harm and liability, or otherwise adversely affect our business.

We integrate AI, including generative artificial intelligence (Gen AI), machine learning, and automated decision-making technologies into our operations. The use of AI technology, including Gen AI, can give rise to intellectual property risks, including uncertainty regarding ownership of AI-generated inventions, compromises to proprietary IP, inaccuracy, bias, data privacy and cybersecurity issues, data provenance disputes, and infringement or misappropriation claims. The legal landscape for AI-generated inventions remains uncertain, and development of the law in the U.S. and abroad could impact our ability to enforce proprietary rights or protect against infringing uses. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents. For example, on February 13, 2024, the USPTO issued AI Inventorship guidance entitled “Inventorship Guidance for AI-assisted Inventions” which indicated that the three-part test articulated in Pannu v. Iolab Corp. 155 F.3d 1344 (Fed. Cir. 1998) was relevant to the inventorship analysis of AI-assisted inventions. However, the USPTO rescinded the February 13, 2024, guidance and issued a new guidance document entitled “Revised Inventorship Guidance for AI-Assisted Inventions” on November 28, 2025, wherein it is stated that the Pannu factors only apply when determining whether multiple natural persons qualify as joint inventors. The determination of inventorship with respect to AI-assisted inventions is thus highly uncertain and subject to change based on USPTO guidance and law.

AI, including Gen AI, may have errors or inadequacies that are not easily detectable. If the data used to train AI or the content AI applications assist in producing are deficient, inaccurate, or biased, our business may be adversely affected. We expect increasing government regulation of AI use (including the EU’s AI Act which entered into force on August 1, 2024), which may significantly increase compliance costs. This legislation imposes significant obligations on providers and deployers of AI systems. The legal landscape for AI-related intellectual property remains uncertain, and development of the law could impact our ability to enforce proprietary rights.

The rapid evolution of AI (including Gen AI) may, to the extent we decide to integrate such technologies with our products and services, require the application of significant resources to design, develop, test and maintain such products and services to help ensure that any such AI is implemented in accordance with applicable law and regulation and in a socially responsible manner and to minimize any real or perceived unintended harmful impacts. We also may need to expend further resources to adjust our business practices, as these laws and regulations evolve, especially where requirements across jurisdictions are inconsistent. Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our vendors may in turn incorporate AI tools (including Gen AI) into their own offerings, and the providers of these AI tools may not meet existing or rapidly evolving regulatory or industry standards, including with respect to privacy and data security. Further, bad actors around the world use increasingly sophisticated methods, including the use of Gen AI, to engage in illegal activities involving the theft and misuse of personal information, financial and other confidential information and intellectual property. Any of these effects could damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Any future proprietary technology platform may not yield protectable intellectual property. The components of such a platform, including proprietary hardware, software, and computational methods, may be difficult to protect through traditional patent means. Data rights and computational IP present unique challenges including potential for independent development by competitors using similar datasets or methodologies.

Intellectual property discovered through government funded programs may be subject to federal regulations such as “march-in” rights, reporting requirements and a preference for U.S.-based manufacturing.

We may conceive or reduce to practice an invention made using government funding. Pursuant to the Bayh-Dole Act, the U.S. government retains certain rights in inventions developed with government funding, including a non-exclusive, non-transferable, irrevocable worldwide license for governmental purposes. The government may also require a patentee to grant licenses to third parties if: (i) adequate steps have not been taken to commercialize the invention; (ii) government action is necessary to meet public health or safety needs; or (iii) government action is necessary to meet requirements for public use (march-in rights).

The government requires that products embodying these inventions be manufactured substantially in the United States. This preference may limit our ability to contract with non-U.S. manufacturers for products covered by such IP.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

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others may be able to make or use drug candidates that are similar to ours, but that are not covered by the claims of our patents or pending patent applications;

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we or future partners might not have been the first to make the inventions covered by the pending patent application that we own or have exclusively licensed;
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we or future partners might not have been the first to file patent applications covering certain of our or their inventions;
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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing or otherwise violating our intellectual property rights;
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it is possible that noncompliance with the USPTO and foreign governmental patent agencies’ requirements for a number of procedural, documentary, fee payment, and other provisions during the patent process can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;
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it is possible that our pending patent applications or those that we may own or license in the future will not lead to issued patents;
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issued patents, if any arise in the future, that we either own or have exclusively licensed may be revoked, modified, or held invalid or unenforceable, as a result of legal challenges by our competitors or other third parties;
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others may have access to the same intellectual property rights licensed to us in the future on a non-exclusive basis;
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our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
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we may not develop additional proprietary technologies that are patentable;
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we cannot predict the scope of protection of any patent issuing based on our patent applications, including whether the patent applications that we own, or, in the future, in-license will result in issued patents with claims that directed to our drug candidate or uses thereof in the United States or in other foreign countries;
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there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;
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countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop, and market competing drug candidates;
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the claims of any patent issuing based on our patent applications may not provide protection against competitors or any competitive advantages, or may be challenged by third parties;
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if enforced, a court may not hold that our patents, if they issue in the future, are valid, enforceable, and infringed;
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we may need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose;
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we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property;
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our trade secrets or proprietary know-how may be unlawfully disclosed, thereby losing their trade secret or proprietary status;
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we may fail to adequately protect and police our trademarks and trade secrets; and

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the patents of others may have an adverse effect on our business, including if others obtain patents claiming subject matter similar to or improving that covered by our patent applications.

Should any of these or similar events occur, they could significantly harm our business, financial condition, results of operations, and prospects.

Our internal computer systems, or those of any of our CROs, manufacturers, other contractors, or consultants or potential future partners, may fail or suffer actual or suspected security or privacy breaches or incidents or other unauthorized or improper access to, use of, or destruction of our proprietary or confidential data, employee data, or personal data, which could result in additional costs, loss of revenue, significant liabilities, harm to our brand and material disruption of our operations, and potentially significant delays in our delivery to market.

Despite the implementation of security measures in an effort to protect systems that store our information, given their size and complexity and the increasing amounts of information maintained on our internal information technology systems and external processing and storage systems (e.g., cloud), and those of our third-party CROs, other contractors (including sites performing our current or future clinical trials) and consultants and other third-party service providers, these systems are from time to time vulnerable to breakdown or other damage, disruption or interruption from service interruptions, system malfunction, power outages, natural disasters, global pandemics, terrorism, vandalism, war (such as the ongoing conflicts in the Middle East and between Ukraine and Russia) and telecommunication and electrical failures, as well as security breaches and incidents arising from or caused by inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, viruses, phishing attacks, and other forms of social engineering and other means to affect service reliability and threaten the confidentiality, integrity and availability of information), which may compromise our system infrastructure or lead to unauthorized access to or disruption of our or third-party systems used in our business and unauthorized access to, misuse, disclosure, loss, destruction, alteration, dissemination or other processing of, or damage to, our data, including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information. Several companies have also experienced an increase in phishing and social engineering attacks from third parties in recent years. Our employees primarily work from the corporate offices but also have the ability to work in a hybrid model in our offices and from home, and we may need to adjust our working model from time to time. As a result, we have increased security risks, due to increased use of home wi-fi networks and virtual private networks, as well as increased disbursement of physical machines. While we implement controls designed to reduce the risk of a resulting security breach or other security incident, we may experience security breaches and incidents, and there is no guarantee that the measures we have implemented will be adequate to safeguard all systems and data, especially with an increased number of employees working from home or in a hybrid model where it is more difficult for us to monitor our employees.

Any cyber-attack, disruption or other security breach or incident, including any such event resulting in any unauthorized, unlawful, or accidental access to, or acquisition, use, corruption, loss, destruction, unavailability, alteration or dissemination of, or damage to, our data (including confidential or personal information) or other data we or any of our CROs, other contractors, or consultants or potential future partners or other third-party service providers maintain or otherwise process, or our applications, or for it to be believed or reported that any of these occurred, could result in us incurring liability and reputational damage and delays in the development and commercialization of our drug candidates. For example, if a security incident were to result in interruptions in our operations, it could result in a material disruption of our programs and the development of our drug candidates could be delayed. In addition, the loss or unavailability of clinical trial data for our drug candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, disruptions of our internal information technology systems or those of third parties used in our business, or security breaches or incidents impacting us or any of our CROs, other contractors, or consultants or potential future partners or other third-party service providers, could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the inability to access, data (including trade secrets or other confidential information, intellectual property, proprietary business information, and personal information), which could result in financial, legal, business, and reputational harm to us. Unauthorized access to, or use, disclosure or other processing of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to notify individuals or regulators under data breach notification laws, cause us to incur costs related to investigation of the incident (including legal expenses, forensic examination costs, and remediation costs), subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

We expect to incur significant costs in our efforts to detect, prevent, and respond to security incidents. We also rely on third parties to manufacture our drug candidates, and similar events relating to their systems could also have a material adverse effect on our business. There have been and may continue to be significant supply chain attacks and operational technology attacks globally, and we cannot guarantee that our systems or those of third-party service providers or other third parties that support us or our operations have not been subject to security breaches or incidents or that they do not contain exploitable defects or bugs that could result in a security breach of, security incident impacting or other disruption to, our systems and the systems of third parties that support us and our operations. Any cyber-attack, disruption or other security breach or incident, including any such event resulting in any loss, unavailability, destruction or alteration of, or damage to, our data, or inappropriate acquisition, disclosure or other processing of confidential or proprietary information, could expose us to litigation and governmental investigations and other actions and proceedings, delay further development and commercialization of our drug candidates, and result in our being subject to significant fines, penalties or other liabilities. Litigation and governmental investigations or other actions or proceedings could require us to spend money in defense or settlement, divert management’s time and attention, increase our costs of doing business, and/or adversely affect our reputation. We could be required to fundamentally change our business activities and practices in response to such litigation or investigations or other actions or proceedings, which could have an adverse effect on our business. Any actual or perceived inability by ourselves or any of our CROs, other contractors, or consultants or potential future partners or other third-party service providers to adequately protect data have a material adverse effect upon our reputation, business, operations, or financial condition.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption in or, failure or security breach of, or incident impacting, our systems or third-party systems where information important to our business operations or commercial development is maintained or processed. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

Risks related to employee matters and managing growth

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage and motivate qualified executives as we build out the management team, and we face significant competition for experienced personnel. We are highly dependent on the principal members of our management and need to add executives with operational and commercialization experience as we plan for commercialization of our drug candidates and build out a leadership team that can manage our operations as a public company. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us. We are highly dependent on our co-founder and Chief Executive Officer, Thomas (Tom) Miller, Ph.D., and our co-founder and Chief Technology Officer, Fred Manby, Ph.D., and if we cannot recruit suitable replacements in a timely manner, our ability to implement our business strategy could be seriously harmed. Although we have formal employment agreements with our executive officers, these agreements do not prevent them from terminating their employment with us at any time and, for certain of our executive officers, entitle them to receive severance payments in connection with their voluntary resignation of employment for good reason, as defined in the employment agreements. Additional details regarding these arrangements can be found in the section titled “Executive compensation—Named executive officer agreements.” If we lose one or more of our executive officers, our ability to implement our business strategy successfully could be seriously harmed. Furthermore, replacing executive officers may be difficult and may take an extended period of time. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Our business requires an interdisciplinary workforce that bridges advanced machine learning, computational physics, and data science with medicinal chemistry, biology, and clinical drug development. Individuals who combine expertise across these domains are exceptionally scarce, and the loss of key personnel with this cross-functional capability could be particularly difficult to replace. Competition for such talent is intense, including from large technology companies, other AI-focused drug discovery companies, and traditional pharmaceutical companies that are increasingly building internal computational capabilities. If we are unable to attract and retain personnel with the specialized, interdisciplinary expertise our model requires, our ability to advance our molecular superintelligence platform, execute on our collaborations, and progress our internal pipeline could be materially impaired.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop and commercialize our drug candidates will be limited and the potential for successfully growing our business will be harmed.

We expect to significantly expand our organization, including creating additional infrastructure to support our operations as a public company, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of June 30, 2026, we had 147 full-time employees. We will need to expand our organization, and we may have difficulty identifying, hiring and integrating new personnel. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate, and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of drug candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our drug candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth. In addition, a portion of our workforce is located outside the United States, and our employees in the United Kingdom, Ireland, and other jurisdictions are subject to local labor and employment laws that differ from labor laws in the United States and that may make it more costly or time-consuming for us to adjust the size or composition of our non-U.S. workforce than would be the case in the United States. We may also incur costs to comply with differing labor and employment regimes and may be subject to claims by current or former non-U.S. employees.

Our employees, independent contractors, consultants, and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading laws, which could cause significant liability for us and harm our reputation.

We are exposed to the risk of fraud or other misconduct by our employees, independent contractors, consultants, and vendors. Misconduct by these partners could include intentional failures to comply with FDA regulations or similar regulations of comparable foreign regulatory authorities, provide accurate information to the FDA or comparable foreign regulatory authorities, comply with manufacturing standards, comply with federal and state healthcare fraud and abuse laws and regulations and similar laws and regulations established and enforced by comparable foreign regulatory authorities, report financial information or data accurately, or disclose unauthorized activities to us. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. This could include violations of U.S. federal and state law, and requirements of non-U.S. jurisdictions, including the European Union Data Protection Directive. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws, standards, regulations, guidance, or codes of conduct. Furthermore, our employees may, from time to time, bring lawsuits against us for employment issues, including injury, discrimination, wage and hour disputes, sexual harassment, hostile work environment, or other employment issues. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and results of operations, including the imposition of significant fines or other sanctions.

Risks related to this offering and ownership of our common stock

There has been no public market for our common stock. An active, liquid and orderly market for our common stock may not develop, or we may in the future fail to satisfy the continued listing requirements of The Nasdaq Global Select Market, and, as a result, you may not be able to resell your shares of our common stock at or above the initial public offering price or at all.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to list our common stock on The Nasdaq Global Select Market (Nasdaq) under the symbol “IAM,” an active trading market for our common stock may never develop or, if developed, may not be sustained following this offering. We and the representatives of the underwriters intend to determine the initial public offering price of our common stock through negotiation. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the completion of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements, the minimum closing bid price requirement or the minimum stockholders’ equity requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

The trading price of our common stock may be highly volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. The stock market in general and the market for stock of clinical-stage life sciences companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. Factors that could cause fluctuations in the trading price of our common stock include those discussed in this “Risk factors” section and many others, including the following:

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results of our clinical trials and preclinical studies, and the results of trials of our competitors or those of other companies in our market sector;

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our ability to enroll participants in our future clinical trials;
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our ability to obtain and maintain regulatory approval of any of our current or future drug candidates or additional indications thereof, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;
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changes in the structure of healthcare payment systems;
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the success or failure of our efforts to develop, acquire or license any of our current or future drug candidates;
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innovations, clinical trial results, product approvals, and other developments regarding our competitors;
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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;
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manufacturing, supply or distribution delays or shortages;
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any changes to our relationship with any manufacturers, suppliers, partners, or other strategic collaborators;
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achievement of expected product sales and profitability;
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variations in our financial results or development timelines or those of companies that are perceived to be similar to us, including variations from expectations of securities analysts or investors;
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price and volume fluctuations in the overall stock market from time to time;
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sales of shares of our common stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases or expiration of market standoff or lock-up agreements;
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the recruitment or departure of senior management, directors or key personnel;
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the public’s reaction to our press releases, other public announcements and filings with the SEC;
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rumors and market speculation involving us or other companies in our industry;
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fluctuations in the trading volume of our shares or the size of our public float;
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market conditions in the biopharmaceutical sector and failure of securities analysts to maintain coverage of us;
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litigation involving us, our industry or both;
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governmental or regulatory actions or audits;
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regulatory or legal developments in the United States and other countries;
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general economic, industry, geopolitical and market conditions, such as military conflict or war, inflation and financial institution instability, or pandemic or epidemic disease outbreaks, many of which are beyond our control;
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intellectual property, product liability or other litigation against us or our inability to enforce our intellectual property;
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changes in our capital structure, such as future issuances of securities and the incurrence of debt; and
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changes in accounting standards, policies, guidelines, interpretations or principles.

In addition, in the past, stockholders have initiated class action lawsuits against clinical-stage life sciences companies following periods of volatility in the market prices of these companies’ stock. This litigation, if instituted against us, could cause us to incur substantial costs, divert our management’s attention and resources and damage our reputation, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively, or in ways that you and other stockholders would approve of.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increases the value of your investment, and the failure by our management to apply these proceeds effectively could adversely affect our business, financial condition and results of operations. Pending their use, we may invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the completion of this offering. Purchasers of our common stock in this offering will experience immediate dilution of approximately $ per share, based on the initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus. In the past, we granted options to acquire common stock at prices significantly below the initial public offering price and we granted restricted stock units to be issued common stock. To the extent common stock is ultimately issued under these outstanding options and/or restricted stock units, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.

After this offering, our directors, executive officers, holders of more than 5% of our common stock and their respective affiliates will beneficially own, in the aggregate, approximately % of the shares of our outstanding common stock, based on the number of shares outstanding as of June 30, 2026 (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock and no exercise of outstanding options, and without giving effect to any potential purchases by such persons in this offering). As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors, amendments of our organizational documents and approval of significant corporate transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company and might affect the market price of our common stock.

A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that these sales could occur. Following the completion of this offering, based on the number of our shares of our capital stock outstanding as of June 30, 2026, we will have a total of shares of our common stock outstanding (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). We, our directors, our officers, and substantially all of the holders of our common stock or securities convertible into, exercisable for, or exchangeable for our common stock have entered into market standoff agreements with us and have entered or will enter into lock-up agreements under which we have agreed or will agree, subject to specific exceptions described in the section titled “Underwriting,” not to offer, sell, or transfer such securities for 180 days following the date of this prospectus. We refer to such period as the lock-up period. J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. may, in their sole discretion and at any time or from time to time before the termination of the lock-up period release all or any portion of the securities subject to lock-up agreements. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended (the Securities Act), the shares of our common stock will be available for sale in the public market following the completion of this offering as follows:

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beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and
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beginning 181 days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described above, the remainder of the shares of our common stock will be eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144.

Upon completion of this offering, stockholders owning an aggregate of up to shares of our common stock will be entitled, under our investors’ rights agreement, to certain rights with respect to the registration of the offer and resale of those shares under the Securities Act. See the section titled “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act.

In addition, we intend to file a Form S-8 registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options and settlement of restricted stock units will be available for immediate resale in the public market.

Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock at a time and price that you deem appropriate.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

Until such time, if ever, as we can generate substantial revenue, we expect that we will need additional capital in the future to continue our planned operations, which include conducting clinical trials, pursuing commercialization efforts, expanding research and development activities, and operating as a public company. To raise capital, we may sell common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities, or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences, and privileges senior to the holders of our common stock, including shares of common stock sold in this offering. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our drug candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Pursuant to the 2026 Equity Incentive Plan (the 2026 Plan), which we expect will be adopted and become effective upon the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, our board of directors or its duly authorized committee is authorized to grant equity awards to our employees, directors, and consultants.

Initially, a total of shares of our common stock are reserved for issuance pursuant to our 2026 Plan, which number is inclusive of shares that remained available for grant under our Amended and Restated 2020 Equity Incentive Plan (the 2020 Plan) as of the effectiveness of the 2026 Plan. In addition, the shares reserved for issuance under our 2026 Plan will also include shares of our common stock subject to or issued pursuant to awards granted under our 2020 Plan that, after the date of stockholder approval of the 2026 Plan, expire or otherwise terminate without having been exercised in full or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to the 2026 Plan pursuant to the foregoing is shares). The number of shares of our common stock reserved for issuance under the 2026 Plan shall be increased on the first day of each fiscal year, beginning with our 2027 fiscal year and ending on the 10 year anniversary of the date our board of directors approves the 2026 Plan equal to the least of shares, % of the total number of shares of our common stock outstanding as of the last day of the immediately preceding fiscal year, or a lesser number of shares determined by the administrator of the 2026 Plan. Unless the administrator of the 2026 Plan elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

Further, we expect to adopt a 2026 Employee Stock Purchase Plan (ESPP), which will become effective upon the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus is a part, and pursuant to which our employees may receive the right to purchase shares of our common stock.

Initially, the aggregate number of shares of our common stock available for sale under our ESPP will be shares. The number of shares of our common stock available for sale under our ESPP shall be increased on the first day of each fiscal year, beginning with our 2027 fiscal year and ending on the 10 year anniversary of the date our board of directors approves the ESPP equal to the least of shares, % of the total number of shares of our common stock outstanding as of the last day of the immediately preceding fiscal year, or a lesser number of shares determined by the administrator of the ESPP. Unless the administrator of the ESPP elects not to increase the number of shares available for future grant each year, our stockholders may experience additional dilution, which could cause our stock price to fall.

In addition, as of June 30, 2026, we had options outstanding that, if fully exercised, would result in the issuance of 17,208,599 shares of our common stock, and warrants outstanding that, if fully exercised, would result in the issuance of 74,396 shares of our common stock, as well as 3,338,160 shares of our common stock issuable upon the vesting of RSUs for which the performance-based vesting condition was not satisfied as of June 30, 2026 and for which the liquidity-based vesting condition will be satisfied upon the completion of this offering. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock subject to outstanding stock options and RSUs as of the date following the effectiveness of the registration statement of which this prospectus forms a part and shares that will be issuable pursuant to future awards granted under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act (JOBS Act). As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and, for as long as we continue to be an emerging growth company, we may continue to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (Sarbanes-Oxley Act), reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which requires, among other things, that the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make comparison of our financials to those of other public companies more difficult. As a result, changes in rules of GAAP or their interpretation, the adoption of new guidance, or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We do not anticipate paying cash dividends for the foreseeable future, and therefore investors should not buy our stock if they wish to receive cash dividends. Investors in this offering may never obtain a return on their investment.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings to support operations and to finance expansion and, therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, any future credit facility may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws might delay, discourage or prevent a change in control of our company or changes in our management, thereby depressing the market price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (the DGCL) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult or delay or prevent changes in control of our management. Among other things, these provisions will:

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authorize our board of directors to issue shares of preferred stock and determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval;

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permit only the board of directors to establish the number of directors and fill vacancies on the board;
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establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms;
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for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that our directors may only be removed by stockholders for cause;
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permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;
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require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
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eliminate cumulative voting in the election of directors;
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prohibit stockholders from calling a special meeting of stockholders; and
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require a super-majority vote of stockholders to amend some of the provisions described above.

These provisions, alone or together, could delay, discourage, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws will designate a state or federal court located within the state of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination). This provision would not apply to any action brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (Exchange Act) and the rules and regulations thereunder.

Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents have been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws and our indemnification agreements that we have entered into with our directors and officers provide that:

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We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.
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We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
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We are not obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.
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The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons.
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We may not retroactively amend our bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

To the extent that a claim for indemnification is brought by any of our directors or officers, it would reduce the amount of funds available for use in our business.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the non-affiliate public float of our shares of common stock, meaning the number of shares of our common stock that are not held by officers, directors, and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

General risk factors

Our operations are predominantly concentrated in one location, and we or the third parties upon whom we depend may be adversely affected by a wildfire and earthquake or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our current operations are predominantly located in California. Any unplanned event, such as a flood, wildfire, explosion, earthquake, extreme weather condition, epidemic or pandemic, power outage, telecommunications failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Any similar impacts of natural or manmade disasters on our third-party CMOs and CROs could cause delays in our clinical trials and may have a material and adverse effect on our ability to operate our business and have significant negative consequences on our financial and operating conditions. If a natural disaster, power outage or other event occurred that prevented us from using our clinical sites, impacted clinical supply or the conduct of our clinical trials, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we and our CMOs and CROs have in place may prove inadequate in the event of a serious disaster or similar event. In the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance we currently carry will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our CMOs or CROs, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our development programs may be harmed. Any business interruption could adversely affect our business, financial condition, results of operations, and prospects.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to U.S. and foreign anti-corruption, anti-money laundering, export controls, trade sanctions, and import laws and regulations. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, CROs, contractors and other partners and collaborators from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to or from recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad if they are approved and we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We or our agents, CROs, contractors and other partners and collaborators have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, CROs, contractors and other partners and collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, CROs, contractors and other partners and collaborators will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Governmental regulation of the import or export of our products, or our failure to obtain any required import or export authorization for our products, when applicable, could harm our international sales and adversely affect our revenue. Compliance with applicable regulatory requirements regarding the export of our products may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed may impact our ability to continue activities at future clinical trial sites within regions covered by such sanctions. Moreover, any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons, or products targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments, and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed may impact our ability to continue activities at future clinical trial sites within regions covered by such sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.

Any allegations or violation of the FCPA or other applicable anti-bribery and anti-corruption laws, anti-money laundering laws, and trade controls could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, severe criminal or civil sanctions, or suspension or debarment from government contracts, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our business, results of operations and financial condition.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” For example, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the rules and regulations of the SEC and the listing standards of Nasdaq. Our management and other personnel will need to devote a substantial amount of time to compliance with these requirements and we expect these rules and regulations to substantially increase our legal and financial compliance costs. For example, we expect these rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to maintain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors, particularly to serve on our audit committee and compensation committee, or as our executive officers. In addition, we have expended, and anticipate that we will continue to expend, significant resources in order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting. In addition, as a public company, we may be subject to stockholder activism, which can lead to substantial costs, distract management and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations. These increased costs and demands upon management could adversely affect our business, results of operations and financial condition.

If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

Pursuant to Section 404 of Sarbanes-Oxley, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the second annual report following the completion of this offering. When we lose our status as an “emerging growth company” and do not otherwise qualify as a non-accelerated filer, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. In connection with this offering, we intend to begin the process of documenting, reviewing, and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act, which will require annual management assessment of the effectiveness of our internal control over financial reporting.

Implementing any appropriate changes to our internal controls entails substantial costs to modify our existing processes and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and harm our business. We may discover significant deficiencies in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

For example, a material weakness in internal control over financial reporting was identified in 2023 and was remediated as of December 31, 2024. There can be no assurance, however, that the remediation will prevent similar determinations in the future or that we will not identify other material weaknesses in the future. If we are unable to successfully remediate a material weakness in our internal control over financial reporting, or if we identify any other material weaknesses, the accuracy and timing of our financial reporting may be adversely affected. If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. If that were to happen, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements on a timely basis may harm our stock price and make it more difficult for us to effectively market and sell our service to new and existing customers.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and estimates and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, and expenses that are not readily apparent from other sources. If our assumptions underlying our estimates and judgments relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgments, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

If we are unable to maintain effective disclosure controls and procedures, our business, financial position, and results of operations could be adversely affected.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or other internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our common stock, the trading price or trading volume of our common stock could decline.

The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our common stock to decline.

Our insurance policies may be inadequate, may not cover all of our potential liabilities and may potentially expose us to unrecoverable risks.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, employee benefits liability, business automobile, workers’ compensation, clinical trials/products liability, cybersecurity liability, directors’ and officers’, and employment practices insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations. For example, although we maintain product liability insurance coverage that also covers our clinical trials, this insurance may not be adequate to cover all liabilities that we may incur, and we may be required to increase our product liability insurance coverage. We anticipate that we will need to increase our insurance coverage each time we commence a clinical trial and if we successfully commercialize any drug candidate. Insurance availability, coverage terms and pricing continue to vary with market conditions. We endeavor to obtain appropriate insurance coverage for insurable risks that we identify. However, we may fail to correctly anticipate or quantify insurable risks, we may not be able to obtain appropriate insurance coverage and insurers may not respond as we intend to cover insurable events that may occur. Any significant uninsured liability may require us to pay substantial amounts, which would materially adversely affect our business, financial condition, results of operations, and growth.

In addition, although we are dependent on certain key personnel, we do not have key person life insurance policies on any such individuals. Therefore, if any of our key personnel die or become disabled, the loss of such person could materially adversely affect our business, financial condition, results of operations, and growth prospects.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2025, we had U.S. federal and state net operating loss (NOL) carryforwards of $157.0 million and $149.9 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. The U.S. federal NOL carryforwards of $157.0 million may be carried forward indefinitely. State NOL carryforwards totaling $148.4 million begin to expire in 2039 unless previously utilized. In addition, we had federal and state general business credit carryforwards totaling $6.1 million and $3.3 million, respectively. The federal general business credit carryforwards will begin to expire in 2041 unless previously utilized. State general business credit carryforwards totaling $3.0 million may be carried forward indefinitely, while $0.3 million begin to expire in 2036 unless previously utilized.

U.S. federal NOLs generated in taxable periods beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such NOL carryforwards in a taxable year is limited to 80% of current year taxable income (with certain adjustments). Many state jurisdictions conform to federal law for this purpose or have other provisions that limit the deductibility of state NOL carryforwards in a taxable period. In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), U.S. federal NOL carryforwards and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership of equity by more than 50 percentage points (by value) within a rolling three-year period. To the extent we have experienced or will experience an ownership change(s), including potentially as a result of this offering, our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited. If we earn taxable income, such limitations could result in increased future income tax liability to us, and our future cash flows could be adversely affected.

We may be subject to adverse legislative or regulatory tax changes that could negatively impact our financial condition.

We are or may become subject to income and non-income taxes in the jurisdictions in which we may operate. The rules governing U.S. federal, state, and local and non-U.S. income and non-income taxation are constantly under review by persons involved in the legislative process and by various tax authorities. Changes to tax laws (which changes may have retroactive application) or in their implementation or interpretation could adversely affect us or our stockholders. We continually assess the impact of various tax reform proposals in all jurisdictions where we have operations to determine the potential effect on our business and any assumptions we will make about our future taxable income. We cannot predict whether any specific proposals will be enacted, the terms of any such proposals or what effect, if any, such proposals would have on our business if they were to be enacted. Any such changes, among others, may adversely affect our effective tax rate, results of operation, and general business condition.

The amount of taxes we pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations.

We could be subject to securities class action litigation, which is expensive and could divert management attention.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business, operating results, or financial condition.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” “seek,” “objective,” “forecast,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:

•
the initiation, timing, progress, scope and results of our preclinical studies and clinical trials, including our ongoing clinical trials for IAM1363 (IAM1363-01) and our planned clinical trials of IAM217 and IAM-C1;
•
our plans and anticipated timing for filing IND applications (and comparable applications outside the United States) for IAM217, IAM-C1 and any future drug candidates, and the timing of anticipated data readouts and other development milestones;
•
the preliminary, interim or top-line nature and the limitations of the preclinical and clinical data we have reported or may report, including data from IAM1363-01, and the possibility that such data may change as additional patient data become available and are subject to audit and verification procedures;
•
our expectations regarding the potential attributes and therapeutic benefits of IAM1363, IAM217, IAM-C1 and any future drug candidates, including their potential safety, tolerability, efficacy, selectivity, brain penetrance and differentiation, in specific indications, patient populations, lines of therapy and combination regimens;
•
our expectations regarding the size and growth of the patient populations and market opportunities for our drug candidates;
•
our ability to obtain and maintain regulatory approval of our drug candidates, and the timing and likelihood of, and our plans relating to, any such approvals, including any accelerated approval or other expedited development or review pathway and any related designation (such as orphan drug, fast track or breakthrough therapy designation);
•
the design of, and our plans and expectations for, our current and planned clinical trials and our biomarker and patient-selection strategies;
•
the capabilities, scalability, performance and anticipated benefits of our molecular superintelligence platform, including our Enchant and NeuralPLexer models and our automated, high-throughput laboratory infrastructure, and our expectations regarding future model releases and other platform advancements;
•
our beliefs regarding the potential of our platform to shorten discovery timelines, improve the probability of technical, regulatory and clinical success, reduce cost per program and generate differentiated drug candidates;
•
our ability to generate, expand, secure and derive value from our proprietary experimental data, and to use that data to train and improve our AI models;
•
the evolving legal and regulatory landscape governing AI and machine learning, and the effect of these developments on our business, our costs and our ability to develop and use our AI models;
•
our existing and future collaborations, licenses and other strategic arrangements, our ability to enter into new arrangements and to maintain our existing arrangements, and the potential benefits of, and the timing and amount of any upfront payments, research funding, milestone payments, royalties and other consideration we may receive under, those arrangements;

•
our ability to establish and maintain relationships with third parties, including contract development and manufacturing organizations, contract research organizations, suppliers, clinical trial sites and investigators, and our reliance on those third parties;
•
our reliance on third-party infrastructure and technologies used in or with our platform, including cloud and high-performance computing resources (such as graphics processing units), third-party and open-source software, and public, licensed and other third-party data sources, and the availability, cost and continued operation of these resources;
•
the security, reliability and integrity of our information technology systems, our platform and our data, and the potential impact of any cybersecurity incident, breach, system failure or data loss or corruption;
•
our commercialization strategy and our ability, alone or with collaborators, to successfully commercialize any drug candidates that receive regulatory approval, including any plans to establish sales, marketing and distribution capabilities;
•
the scope, validity, enforceability, duration and adequacy of our intellectual property protection for our drug candidates, our platform technologies and our trademarks, including the patent term available for our drug candidates and the potential for generic competition, and our ability to develop and commercialize our drug candidates without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•
our estimates regarding our expenses, future revenue, capital requirements, anticipated cash runway and financial performance, including our ability to achieve or maintain profitability, and our need for and ability to obtain additional financing, including the extent to which our partnerships may fund our operations and extend our cash runway;
•
our expected use of the net proceeds from this offering;
•
our competitive position and the effects of competition, including the development of competing therapies, technologies and platforms and advances in general-purpose or “frontier” AI applied to drug discovery and development;
•
the impact of legal and regulatory developments, including healthcare reform and drug pricing and reimbursement measures (such as the Inflation Reduction Act of 2022 and most-favored-nation pricing initiatives), on our business;
•
our ability to attract, retain and motivate qualified personnel, including members of our senior management and our scientific, engineering and clinical teams, and to manage our anticipated growth;
•
the effect of macroeconomic and geopolitical conditions, including inflation, changes in interest rates, instability in the banking and financial systems, armed conflict and public health emergencies, on our business and operations;
•
our expectations regarding the period during which we will qualify as an “emerging growth company” under the JOBS Act; and
•
our anticipated costs, and the anticipated impact on our business, of operating as a public company.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those described in the section titled “Risk factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Market, industry and other data

This prospectus contains estimates, projections and information concerning our industry, business and the markets in which we operate, including our expectations about our drug candidates, market size, position and opportunity, and the incidence of certain medical conditions, that is based on or derived from publicly available information released by industry analysts and third-party sources, independent market research, industry and general publications and surveys, governmental agencies, our internal research, and our industry experience. In some cases, we do not expressly refer to the sources from which the data is derived. While we believe that the data we use from third parties are reliable, we have not separately verified this data. Any industry forecasts are based on data (including third-party data), models, and experience of various professionals and are based on assumptions, all of which are subject to change without further notice. While we believe our internal research is reliable, such research has not been verified by any third party. In addition, information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to a high degree of uncertainty and other risks, including those described in the section titled “Risk factors.” These and other factors could cause actual results to differ materially from those expressed in these sources, publications and reports and actual events and circumstances may differ materially from events and circumstances that are assumed in this information.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $ million (or approximately $ million if the underwriters exercise in full their option to purchase additional shares), based upon an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by $ million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the public equity markets by us, our employees and our stockholders, and increase our visibility in the marketplace. We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•
approximately $ million to advance the clinical development of our most advanced drug candidate, IAM1363 through ;
•
approximately $ million to advance the clinical development of IAM217 through ;
•
approximately $ million to advance the clinical development of IAM-C1 through ; and
•
the remainder, if any, for working capital and other general corporate purposes.

Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.

The expected use of net proceeds from this offering represents our intentions based upon our current plans, business condition and financial condition. The amounts and timing of our actual expenditures may vary significantly and will depend on numerous factors, including the progress, costs, timing and results of our clinical trials and other research and development activities; the status of and results from preclinical studies; any collaborations that we may enter into with third parties; and any unforeseen delays, cash needs or opportunities. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Pending the uses described above, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing instruments.

Dividend policy

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions, and capital requirements. Our future ability to pay cash dividends on our capital stock may be limited by any future debt instruments or preferred securities.

Capitalization

The following table summarizes our cash and cash equivalents, as well as our capitalization, as of June 30, 2026:

•
on an actual basis;
•
on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock outstanding as of June 30, 2026 into an aggregate of 150,004,272 shares of common stock and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and
•
on a pro forma as adjusted basis to reflect (i) the pro forma adjustments set forth above and (ii) the issuance and sale by us of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s discussion and analysis of financial condition and results of operations.”

As of June 30, 2026
(in thousands, except share data)	Actual	Pro forma	Pro forma as adjusted(1)
(unaudited)
Cash and cash equivalents	$	$	$

Convertible preferred stock, par value $0.001 per share,
   155,289,649 shares authorized, 150,004,272 shares issued
   and outstanding, actual; no shares authorized, issued or
   outstanding, pro forma and pro forma as adjusted

Stockholders’ deficit:
Preferred stock, par value $0.001 per share, no shares authorized, issued or outstanding, actual; shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, par value $0.001 per share, 212,070,000
   shares authorized, 23,935,859 shares issued and
   outstanding, actual; shares authorized,
   shares issued and outstanding, pro forma;
   shares authorized, shares issued and
   outstanding, pro forma as adjusted

Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit
Total stockholders’ deficit
Total capitalization	$	$	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock in the table above is based on 173,940,131 shares of our common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 150,004,272 shares of common stock immediately prior to the completion of this offering, and excludes:

•
17,208,599 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2026, with a weighted-average exercise price of $1.31 per share;
•
3,338,160 shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of June 30, 2026, for which the performance-based vesting condition was not satisfied as of June 30, 2026, and for which the liquidity-based vesting condition will be satisfied upon the completion of this offering;
•
74,396 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of June 30, 2026, with an exercise price of $0.57 per share;
•
2,117,624 shares of common stock reserved for future issuance under the 2020 Plan, as of June 30, 2026, which number of shares will be added to the shares of our common stock to be reserved under our 2026 Plan upon its effectiveness, at which time we will cease granting awards under our 2020 Plan;
•
shares of common stock reserved for future issuance under the 2026 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•
shares of common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2026 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2026 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2020 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive compensation—Employee benefit and stock plans.”

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Net tangible book value (deficit) per share is determined by dividing our total tangible assets (which excludes deferred offering costs) less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of June 30, 2026 was $ million, or $ per share. Our pro forma net tangible book value as of June 30, 2026 was $ million, or $ per share, based on the total number of shares of our common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 150,004,272 shares of common stock.

After giving effect to the sale by us of shares of our common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2026 would have been $ million, or $ per share. This represents an immediate increase in pro forma net tangible book value of $ per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $ per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of June 30, 2026	$
Pro forma increase in net tangible book value per share as of June 30, 2026
Pro forma net tangible book value per share as of June 30, 2026
Increase in pro forma net tangible book value per share attributable to investors participating in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors participating in this offering		$

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share by approximately $ , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $ per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $ per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option in full to purchase additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $ per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $ per share and the pro forma as adjusted dilution to new investors purchasing common stock in this offering would be $ per share.

The following table presents, on a pro forma as adjusted basis to give effect to this offering, as of June 30, 2026, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Weighted- average price per
	Number	Percent	Amount	Percent	share
Existing stockholders before this offering		%		%	$
New investors participating in this offering					$
Total		100%		100%

Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders, by approximately $ million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to % of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to % of the total number of shares outstanding after this offering.

The foregoing tables and calculations (other than historical net tangible book value) are based on 173,940,131 shares of our common stock outstanding as of June 30, 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 150,004,272 shares of common stock immediately prior to the completion of this offering, and excludes:

•
17,208,599 shares of common stock issuable upon the exercise of outstanding options as of June 30, 2026, with a weighted-average exercise price of $1.31 per share;
•
3,338,160 shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of June 30, 2026, for which the performance-based vesting condition was not satisfied as of June 30, 2026 and for which the liquidity-based vesting condition will be satisfied upon the completion of this offering;
•
74,396 shares of common stock issuable upon the exercise of warrants to purchase shares of common stock outstanding as of June 30, 2026, with an exercise price of $0.57 per share;

•
2,117,624 shares of common stock reserved for future issuance under the 2020 Plan, as of June 30, 2026, which number of shares will be added to the shares of our common stock to be reserved under our 2026 Plan upon its effectiveness, at which time we will cease granting awards under our 2020 Plan;
•
shares of common stock reserved for future issuance under the 2026 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•
shares of common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

The 2026 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2026 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2020 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive compensation—Employee benefit and stock plans.”

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our common stock are issued, there will be further dilution to investors participating in this offering.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk factors” and “Special note regarding forward-looking statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a technology and clinical-stage life sciences company pursuing a fundamental shift in the biopharmaceutical industry. Our mission is to make better technologies to make better medicines. We do this by integrating leading proprietary, large-scale AI with automated, scalable chemistry and biology experimentation. We call this approach molecular superintelligence.

The Iambic molecular superintelligence platform is designed to disrupt legacy drug discovery paradigms. Instead of treating each stage of drug discovery as a distinct technological challenge, we have developed a unified, intelligent platform designed to address the full journey of drug discovery and development—from hit identification to multiparameter lead optimization to clinical developability.

Crucially, the molecular superintelligence platform learns from its own laboratory-generated data: reinforcement learning based on a continuous stream of experiments sharpens predictions and search strategy, tightening the DMT loop with every cycle. This platform does not merely accelerate isolated components of drug discovery; it is additionally designed to navigate chemical and biological spaces with the goal of improving the probability of success at every stage. Iambic aims to systematically expand the boundaries of what is druggable, and to redefine how novel therapeutics are conceived, optimized, and advanced to address unmet patient need.

Our molecular superintelligence platform integrates three tightly coupled pillars: (i) Enchant, our multimodal AI model for predicting preclinical and clinical properties; (ii) NeuralPLexer, our flow-matching generative AI for biomolecular structure prediction; and (iii) robotic data generation at scale, generating new chemical and biological data in tightly orchestrated weekly cycles. These capabilities operate together as a closed-loop DMT framework, in which AI predictions and agents guide wet-lab experiments, and the resulting data are continuously fed back to retrain our models. We use the platform both to advance our pipeline of wholly owned drug candidates and to power collaborations with technology, biotechnology, and pharmaceutical development partners.

Our most advanced drug candidate, IAM1363, is an oral, highly selective, pan-mutant, and brain-penetrant small molecule inhibitor of human epidermal growth factor receptor 2 (HER2) that is being evaluated in an ongoing Phase 1/1b clinical trial. Our development candidates IAM217, a brain-penetrant allosteric inhibitor for KIF18A, and IAM-C1, a selective dual inhibitor of CDK2/4, are in preclinical development and we anticipate submitting IND applications by , followed in each case by initiation of a Phase 1/2 clinical trial, subject to reguatory clearance. We are also advancing additional wholly owned and partnered programs across multiple targets and disease areas.

The physical foundation of our drug discovery platform relies on its proprietary, highly automated internal laboratory infrastructure, which is custom-engineered to operate as an integrated, closed-loop data engine with its computational core. As our proprietary therapeutic assets transition from early-stage discovery into formal, regulatory-enabling development, we deploy a capital-efficient, scalable manufacturing strategy that integrates our automated internal discovery operations with a global network of premier Contract Development and Manufacturing Organizations (CDMOs). While internal automated laboratories maintain complete ownership of early-stage, milligram-scale synthesis to drive the computational DMT framework, we intentionally leverage audited, world-class third-party CDMOs to execute large-scale, clinical-grade Good Manufacturing Practice (GMP) synthesis. This operational segregation allows us to avoid the massive capital expenditure and long-term asset depreciation associated with building and maintaining commercial-scale physical manufacturing plants.

We actively manage this diversified CDMO network to establish secure, redundant, and highly compliant supply chains across our entire pipeline portfolio. This external infrastructure supports the ongoing active clinical supply requirements for the IAM1363 Phase 1/1b trial, ensuring robust substance and product availability for both the monotherapy expansion cohorts and active combination studies. Furthermore, our CDMO partners have successfully initiated scale-up chemistry, formulation development, and analytical validation campaigns to support upcoming regulatory filings. This includes securing the critical GMP batches required to maintain the IND readiness timelines for both the dual CDK2/4 inhibitor program, IAM-C1, and the allosteric KIF18A inhibitor program, IAM217. This tech-transfer and supply-chain framework ensures that we can scale our asset portfolio seamlessly from digital inception to advanced clinical testing while adhering strictly to international regulatory and quality control standards.

We have generated revenue from collaboration agreements under which we apply our platform for our partners or together with them. These arrangements generally provide for some combination of upfront payments, research funding and cost reimbursement, preclinical, clinical, regulatory, and commercial milestone payments, and, in certain cases, royalties on future product sales. We use cash received under these arrangements both to fund our operations, including a portion of the costs of our wholly owned programs, and to deepen the proprietary data and technology that underpin our platform and pipeline. We have no products approved for commercial sale and have not generated any revenue from product sales.

As of the date of this prospectus, we have primarily raised capital through the sale of convertible preferred stock and payments from our collaboration partners. Through June 30, 2026, we have received aggregate gross cash proceeds of $460.3 million, including $391.3 million from sales of our convertible preferred stock, $2.0 million from convertible promissory notes that have been converted into convertible preferred stock, $2.0 million from issuances of SAFEs, and $65.0 million in payments from our collaboration partners.

We have incurred significant operating losses since our inception and expect to continue to incur significant expenses and operating losses for the foreseeable future as we advance our drug candidates through clinical development, continue to invest in our platform and data-generation infrastructure, expand our pipeline, and incur the additional costs associated with operating as a public company. Our net losses were $77.3 million and $47.9 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $195.2 million.

We do not expect to generate revenue from product sales unless and until we or our collaboration partners successfully complete the clinical development or future clinical development of, and obtain regulatory approval for, one or more of our current or future drug candidates, including any jointly-developed drug candidates, which will not be for several years, if ever. If we obtain regulatory approval for any of our drug candidates and do not enter into a commercialization partnership, we expect to incur significant expenses related to developing our commercialization capability to support product sales, manufacturing, marketing, market access, and distribution.

Our net losses may fluctuate significantly from period to period, depending on the timing of our current and potential future clinical trials and expenditures related to our research and developmental activities, platform, and automated laboratory infrastructure. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant audit, legal, and regulatory expenses, as well as director and officer insurance premiums and investor relations costs that we did not incur as a private company. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such a time when we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of private and public equity offerings, debt financings, strategic partnerships and collaborations, or similar arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. Our failure to raise capital or enter into such agreements or arrangements, as and when needed, could have a material adverse effect on our business, results of operations, and financial condition, including potentially requiring us to delay, limit, reduce, or eliminate product development or future commercialization efforts, or grant rights to develop and market current or future development drug candidates that we would otherwise prefer to develop and market ourselves.

As there are numerous risks and uncertainties associated with product development, we are unable to accurately predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As a result, we will need substantial additional capital to support our continuing operations and pursue our strategy. As of December 31, 2025, we had cash and cash equivalents of $180.5 million. Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect. See the subsection titled “Liquidity and capital resources” below and Note 1 of our consolidated financial statements included elsewhere in this prospectus.

License and collaboration agreements

Below is a summary of the key terms for certain of our license and collaboration agreements. See the section titled “Business—Collaboration agreements” for a more detailed description of certain agreements.

Agreement with Lundbeck

In September 2024, we entered into a Collaboration and Option Agreement (Lundbeck Agreement) with Lundbeck. The Lundbeck Agreement establishes a multi-year research collaboration pursuant to which we apply our molecular superintelligence platform, together with our integrated high-throughput experimental capabilities, to identify, design, characterize, and optimize compounds directed to a target selected by Lundbeck.

Under the Lundbeck Agreement, we received an upfront payment and Lundbeck agreed to reimburse our research costs incurred in performing activities under the research plan. Upon completion of the research program, Lundbeck will have the right, exercisable during a specified option period, to obtain an exclusive license to develop, manufacture, and commercialize certain resulting compounds and products worldwide. We are also eligible to receive success-based milestone payments upon the achievement of specified research milestones, regardless of whether Lundbeck exercises the option. If Lundbeck exercises the option, Lundbeck is required to pay us an option exercise fee as well as success-based development and commercial milestone payments upon the achievement of specified events with respect to licensed products and escalating royalties on net sales of licensed products with rates from mid-single digits to low double digits, subject to customary offsets and reductions in specified circumstances.

For the years ended December 31, 2025 and 2024, we recognized $6.7 million and $1.2 million, respectively, in revenue related to the Lundbeck Agreement. As of December 31, 2025, the remaining transaction price of $7.5 million is expected to be recognized by us as revenue through 2027.

Agreement with Revolution Medicines

In May 2025, we entered into a Collaboration and License Agreement (RevMed Agreement) with RevMed, pursuant to which we develop optimized machine learning models through fine tuning and training using RevMed’s training data (Optimized Models) to conduct certain related research and development activities, and license to RevMed the Optimized Models.

Under the RevMed Agreement, we received an upfront payment and RevMed agreed to reimburse our research costs incurred in performing activities under the research plan. We are also eligible to receive success-based milestone and annual update payments.

For the year ended December 31, 2025, we recognized $2.7 million in revenue related to the RevMed Agreement. As of December 31, 2025, the remaining transaction price of $12.9 million is expected to be recognized by us as revenue through 2030.

Components of results of operations

Collaboration revenue

We have not generated any revenue from the sale of products to date and do not expect to generate any revenue from the sale of products for the next several years, if at all. If our development efforts for our current or future drug candidates are successful and result in regulatory approval, we may generate revenue in the future from product sales. For the foreseeable future, we expect substantially all of our revenue to be generated from our current collaboration arrangements, principally our agreements with Lundbeck, RevMed and Takeda. For more information on our collaboration agreements with Lundbeck and RevMed, see the subsection titled “License and collaboration agreements” above and Note 5 and Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Our collaboration arrangements provide for one or more of the following: upfront fees; reimbursement of research and development costs; development, regulatory and commercial milestone payments; and royalties on net sales of licensed products, if any. The amount and timing of these payments are uncertain and may cause our revenue to fluctuate significantly from period to period.

Operating expenses

Our operating expenses consist of research and development expenses and general and administrative expenses.

Research and development

Research and development expenses represent the largest component of our operating expenses and primarily consist of costs incurred in connection with the discovery and development of our preclinical and clinical drug candidates and the advancement of our proprietary molecular superintelligence platform. These expenses include:

•
costs associated with clinical trials and preclinical studies, including costs incurred under agreements with third parties, such as contract research organizations (CRO), CDMOs, consultants and our clinical and scientific advisors;
•
costs associated with the expansion and maintenance of our proprietary molecular superintelligence platform;
•
discovery activities performed under our collaboration agreements with partners;
•
personnel-related costs, including salaries, employee benefits, travel and business expenses, and stock-based compensation for our employees engaged in research and development functions;

•
facilities-related and overhead costs, including depreciation, amortization and allocated costs related to laboratory facilities, including rent, maintenance, and utilities, and overhead costs for software and information technology infrastructure; and
•
other research and development costs, including costs incurred for the procurement of materials, laboratory supplies, and non-capital equipment used in the research and development process.

We utilize our personnel and infrastructure resources for our research and development efforts, including the advancement of our internal drug candidates, platform technology, and external research and development activities with collaboration partners. A significant portion of our research and development costs have been, and will continue to be, external costs. External expenses that are specific to a program are tracked upon filing an IND application and on a program-by-program basis for collaboration partners. Due to the fact that we use internal resources across multiple programs, we do not allocate personnel-related costs, other internal research and development costs, and facilities-related and overhead costs by program.

We expense research and development costs as incurred. Nonrefundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.

We record accruals for estimated ongoing research costs and receive updated estimates of costs and amounts from our third-party service providers. When evaluating the adequacy of the prepaid expenses and accrued liabilities, we analyze progress of the studies, including the phase or completion of events, invoices received, and contracted cost estimates from our third-party service providers. Estimates are made in determining the balances at the end of any reporting period.

We expect that our research and development expenses will increase substantially for the foreseeable future as we continue to expand and advance our clinical HER2 program, IAM1363, and other early discovery programs into and through preclinical studies and clinical development, invest in the continued development of our proprietary molecular superintelligence platform, and support our existing and potential future collaboration activities with partners. The timing and amount of these expenses will depend on, among other things, the progress of our ongoing and planned clinical trials, the results of our preclinical studies, regulatory feedback, and the extent to which we enter into additional collaboration agreements.

Due to the inherent uncertainties of clinical development, we cannot reasonably estimate or know the nature, timing, and estimated costs of the efforts that will be necessary to complete the development of our therapeutic candidates. We also cannot predict the outcome of clinical trials or when, if ever, material net cash inflows may commence from any of our drug candidates.

General and administrative

General and administrative expenses primarily consist of personnel-related costs, including salaries, employee benefits, travel and business expenses, and stock-based compensation for our employees engaged in general and administrative functions; professional fees, including legal fees relating to corporate and intellectual property matters, consulting and insurance fees, and accounting, audit, and tax services; software and information technology costs; allocated costs related to office facilities, including rent, maintenance, and utilities, and overhead costs for software and information technology; and other general operating expenses not otherwise classified as research and development expenses.

We expect that our general and administrative expenses will increase substantially for the foreseeable future as we increase our headcount to support our continued research and development activities and the growth of our business. We anticipate incurring additional legal fees related to corporate and intellectual property matters as we explore additional collaboration opportunities with potential partners and file patent applications to protect innovations arising from our research and development activities. Additionally, we expect to incur increased expenses associated with being a public company, including increased costs related to accounting, audit, and tax-related services, maintaining compliance with exchange listing and the SEC’s requirements, director and officer insurance costs, and investor and public relations costs.

Other income (expense), net

Interest income

Interest income consists of interest earned on cash and cash equivalents. We expect interest income to vary each reporting period depending on our average money market fund balances during the period and market interest rates.

Interest expense

Interest expense primarily consists of interest associated with our finance lease of property and equipment.

Other expense

Other expense primarily consists of realized and unrealized gains and losses on foreign currency transactions and loss on disposal of property and equipment.

Income taxes

Income tax expense consists of U.S. state and foreign taxes in jurisdictions in which we conduct business. Since our inception, we have not recorded any income tax benefits for the net losses we have incurred or for our earned research and development tax credits, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss carryforwards and tax credits will not be realized. As of December 31, 2025, we have recorded a full valuation allowance against our net deferred tax assets.

Results of operations

Comparison of the years ended December 31, 2025 and 2024

The following table summarizes our results of operations for the periods presented (in thousands, except percentages):

	Year ended December 31,		Change
	2025	2024	$	%
Collaboration revenue	$9,426	$1,194	$8,232	689%
Operating expenses:
Research and development	77,528	45,696	31,832	70%
General and administrative	14,248	9,375	4,873	52%
Total operating expenses	91,776	55,071	36,705	67%
Loss from operations	(82,350)	(53,877)	(28,473)	53%
Other income (expense), net:
Interest income	5,207	6,042	(835)	(14)%
Interest expense	(17)	(8)	(9)	113%
Other expense	(90)	—	(90)	100%
Total other income (expense), net	5,100	6,034	(934)	(15)%
Loss before income taxes	(77,250)	(47,843)	(29,407)	61%
Income tax expense	(45)	(34)	(11)	32%
Net loss	$(77,295)	$(47,877)	$(29,418)	61%

Collaboration revenue

Collaboration revenue consists entirely of revenue from the Lundbeck and RevMed Agreements. Revenue under these agreements is recognized: (i) as we conduct research activities related to the research program within the respective agreements based on costs incurred to conduct those activities relative to the total estimated costs, and (ii) as the customer receives access to the licensed platform technology, as applicable. Collaboration revenue was $9.4 million for the year ended December 31, 2025, compared to $1.2 million for the year ended December 31, 2024. This $8.2 million increase in collaboration revenue was primarily due to the progress in research and development research program activities with Lundbeck and initiation of the research program with RevMed, which commenced in the third quarter of 2025.

Research and development expenses

The following table summarizes our research and development expenses for the years presented (in thousands, except percentages):

	Year ended December 31,		Change
	2025	2024	$	%
Research and development costs by program:
IAM1363	$22,131	$11,909	$10,222	86%
Discovery and platform	25,152	13,832	11,320	82%
Unallocated research and development expenses:
Personnel-related costs	25,291	16,205	9,086	56%
Facilities-related and overhead costs	4,153	3,212	941	29%
Other research and development costs	801	538	263	49%
Total research and development expense	$77,528	$45,696	$31,832	70%

Research and development expense was $77.5 million for the year ended December 31, 2025, compared to $45.7 million for the year ended December 31, 2024. This $31.8 million increase was primarily due to an increase of $10.2 million in spending related to IAM1363, an increase in discovery and platform related costs of $11.3 million, and an increase in personnel-related costs of $9.1 million.

Research and development costs related to our IAM1363 program were $22.1 million for the year ended December 31, 2025, compared to $11.9 million for the year ended December 31, 2024. This $10.2 million increase was primarily due to an increase in clinical research organization expenses and chemistry, manufacturing, and control activities of our IAM1363 Phase 1/1b trial as we expanded patient enrollment globally.

Research and development costs related to discovery and platform programs were $25.2 million for the year ended December 31, 2025, compared to $13.8 million for the year ended December 31, 2024. This $11.3 million increase was primarily due to external costs related to the advancement of our preclinical pipeline, namely our IAM217 and IAM-C1 programs, and programs with our collaboration partners, Lundbeck and RevMed. In addition, cloud compute and storage spend increased by $3.8 million as we invested in our platform to support internal and partnership discovery efforts by training new versions of our AI models and further developing our agentic laboratory automation capabilities.

Personnel-related costs were $25.3 million for the year ended December 31, 2025, compared to $16.2 million for the year ended December 31, 2024. This $9.1 million increase was primarily due to an increase in average headcount to support our preclinical and clinical pipeline, discovery programs with our collaboration partners, and expansion of our technology platform.

General and administrative expenses

The following table summarizes our general and administrative expenses for the years presented (in thousands, except percentages):

	Year ended December 31,		Change
	2025	2024	$	%
Personnel-related costs	$7,880	$4,659	$3,221	69%
Professional and consulting fees	5,364	3,903	1,461	37%
Facilities-related and overhead costs	347	163	184	113%
Other general and administrative costs	657	650	7	1%
Total general and administrative expense	$14,248	$9,375	$4,873	52%

General and administrative expense was $14.2 million for the year ended December 31, 2025, compared to $9.4 million for the year ended December 31, 2024. This $4.9 million increase was primarily due to a $3.2 million increase in personnel-related costs resulting from an increase in administrative headcount, in addition to a $1.5 million increase in professional fees and consulting fees to support the growth of our business.

Interest income

Interest income was $5.2 million for the year ended December 31, 2025, compared to $6.0 million for the year ended December 31, 2024. This change was primarily due to lower average cash and cash equivalent balances during the period and a decline in interest rate yields.

Interest expense

Interest expense was approximately $17,000 for the year ended December 31, 2025, compared to approximately $8,000 for the year ended December 31, 2024. This change was due to timing of obtaining our finance lease for laboratory equipment in the fourth quarter of 2024.

Other expense

Other expense was approximately $90,000 for the year ended December 31, 2025, primarily due to loss on disposal of property and equipment and net realized and unrealized losses on currency exchange.

Liquidity and capital resources

Sources of liquidity

Since our inception, we have primarily funded our operations through the sale of shares of our convertible preferred stock and the proceeds from license and collaboration agreements. We have not generated any revenue from product sales and have incurred significant annual operating losses and negative cash flows from our operations. We expect to incur significant expenses and operating losses in the foreseeable future as we advance the development of our drug candidates. As of December 31, 2025, we had $180.5 million in cash and cash equivalents and an accumulated deficit of $195.2 million. Based on our current operating plan, we estimate that our existing cash and cash equivalents as of the date of this prospectus, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditures through . However, this estimate is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. We have based this estimate on assumptions that may prove to be wrong, and we could deplete our capital resources sooner than we expect.

As of the date of this prospectus, we have received aggregate gross cash proceeds of approximately $460.3 million, including $391.3 million from the sale and issuance of our convertible preferred stock, $2.0 million from convertible promissory notes that have been converted into convertible preferred stock, $2.0 million from issuances of SAFEs, and $65.0 million in payments from our collaboration partners. In April 2026 and May 2026, subsequent to year end, we also issued shares of Series B-4 convertible preferred stock at $3.26 per share for aggregate consideration of $32.8 million (see Note 11 to our consolidated financial statements). See the section titled “Certain relationships and related party transactions” for a description of our convertible preferred stock offerings and resulting proceeds.

As of the date of this prospectus, we have received aggregate gross cash proceeds of $65.0 million from our collaboration agreements. We anticipate our partnership proceeds will extend our expected cash runway and help support the advancement of our proprietary pipeline.

Future funding requirements

We anticipate that we will continue to incur significant and increasing expenses for the foreseeable future as we continue to advance our drug candidates, invest in our platform, expand our corporate infrastructure, incur costs associated with being a public company, further our research and development initiatives for our drug candidates, incur costs associated with our efforts to discover new targets and engage in future collaborations and the potential commercialization of our drug candidates, if approved. We are subject to all of the risks typically related to the development of new drug candidates, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business. We anticipate that we will need substantial additional financing to fund our continuing operations, which consist primarily of research and development expenditures related to our discovery programs and general and administrative expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable, accrued expenses and other current liabilities, and prepaid expenses. Our future capital requirements will depend in large part on the pace of our clinical development activities and the scale of our continued investment in our platform. See the section titled “Risk factors—Our quarterly and annual operating results may fluctuate significantly due to a variety of factors and could fall below our expectations or the expectations of investors or securities analysts, which may cause our stock price to fluctuate or decline.”

Additionally, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenses. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through public or private equity or debt financings, collaborations, strategic alliances, and marketing, distribution or licensing arrangements with third parties or other strategic transactions. See the section titled “Risk factors—Even if this offering is successful, we expect that we will need substantial additional capital to complete the development and any commercialization of our current and any future drug candidates, which may cause dilution to our stockholders. If we are unable to raise this capital when needed, we may be forced to delay, reduce or eliminate at least some of our product development programs, business development plans, potential commercialization efforts and to possibly cease operations.”

Cash flows

Comparison of the years ended December 31, 2025 and 2024

The following table provides information regarding our cash flows for the periods presented (in thousands, except percentages):

	Year ended December 31,		Change
	2025	2024	$	%
Net cash (used in) provided by:
Operating activities	$(58,823)	$(33,560)	$(25,263)	75%
Investing activities	(1,280)	(707)	(573)	81%
Financing activities	99,063	64,993	34,070	52%
Net increase in cash and cash equivalents	$38,960	$30,726	$8,234	27%

Operating activities

Net cash used in operating activities for the year ended December 31, 2025 was $58.8 million, which primarily consisted of our net loss of $77.3 million, adjusted for addbacks for non-cash expenses of $4.9 million and net changes in operating assets and liabilities of $13.6 million. Cash inflows from net changes in operating assets and liabilities primarily consisted of an increase of $11.0 million in deferred revenue as a result of upfront payments from a license and collaboration partner, in addition to a $4.3 million increase in accrued expenses and other current liabilities, partially offset by a decrease in operating lease liabilities of $1.2 million.

Net cash used in operating activities for the year ended December 31, 2024 was $33.6 million, which primarily consisted of our net loss of $47.9 million, adjusted for addbacks for non-cash expenses of $4.0 million and net changes in operating assets and liabilities of $10.4 million. Cash inflows from net changes in operating assets and liabilities primarily consisted of an increase of $9.3 million in deferred revenue as a result of upfront payments from a license and collaboration partner, in addition to a $3.9 million increase in accrued expenses and other current liabilities, partially offset by a decrease in prepaid expenses and other current assets of $1.3 million.

Investing activities

Net cash used in investing activities for the year ended December 31, 2025 was $1.3 million from the purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2024 was $0.7 million from the purchases of property and equipment.

Financing activities

Net cash provided by financing activities for the year ended December 31, 2025 was $99.1 million, which primarily consisted of $98.7 million in net proceeds received from the sale of shares of our Series B-3 convertible preferred stock and $0.5 million in net proceeds received from the exercise of common stock options.

Net cash provided by financing activities for the year ended December 31, 2024 was $65.0 million, which primarily consisted of $65.0 million in net proceeds received from the sale of shares of our Series B-2 convertible preferred stock.

Contractual obligations and commitments

Leases

We lease office and laboratory space in San Diego, California under a non-cancelable operating lease that expires in June 2031 and office space in Bristol, United Kingdom on a month-to-month basis. We are also party to a finance lease for laboratory equipment. Future minimum commitments under these leases are $5.7 million as of December 31, 2025. These commitments are recognized as operating lease liabilities and a portion of accrued expenses and other current liabilities and other non-current liabilities, respectively, on our consolidated balance sheets. See Note 9 of our consolidated financial statements included elsewhere in this prospectus for more information on our lease obligations.

In January 2026, subsequent to year end, we entered into a new lease for office and laboratory space in San Diego, California to serve as our new corporate headquarters, which we amended in March 2026 and July 2026. Total aggregate future lease commitments under the lease, as amended, are approximately $40.9 million, and we are not required to pay base rent for a specified initial period following the commencement date. We expect to occupy the space in phases beginning in late 2026. See Note 11 to our consolidated financial statements included elsewhere in this prospectus.

Purchase and other obligations

We enter into contracts in the normal course of business with CROs for clinical trials, with CMOs for clinical manufacturing supplies and with other vendors for preclinical studies, supplies and other products and services for operating purposes. As part of the normal course of business, we also have a contract with a cloud infrastructure and compute cluster provider that powers our molecular superintelligence platform. These agreements generally provide for termination at the request of either party with 14 to 120 days’ prior written notice. Payments due upon cancellation generally consist of payments for services provided or expenses incurred up to the date of cancellation, including non-cancelable obligations of our service providers and, in some cases, wind-down costs. Therefore, we believe that our non-cancelable obligations under these agreements are not material. We do not currently expect any of these agreements to be terminated and did not have any non-cancelable obligations under these agreements as of December 31, 2025.

Critical accounting policies, estimates and significant judgments

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements included elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our consolidated financial statements require the most significant judgments and estimates.

Collaboration revenue

Our collaboration revenue to date is comprised of amounts recognized from our collaboration agreements with Lundbeck and Revolution Medicines. We recognize revenue related to our collaboration agreements in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers (ASC 606).

To determine revenue recognition for arrangements that we determine are within the scope of ASC 606, we perform the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, we satisfy our performance obligations. We apply the five-step model to contracts when it is probable that we will collect the consideration we are entitled to in exchange for the goods or services we transfer to the customer.

At contract inception, we assess the goods or services promised within the contract and whether each promised good or service constitutes a distinct performance obligation. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources; or (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, we consider factors such as the stage of development of the underlying technology, the capabilities of the customer to develop the technology on their own, or whether the required expertise is readily available. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. We assess whether these options provide a material right to the customer and, if so, they are considered performance obligations.

We estimate the transaction price based on the amount of consideration we expect to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that contains variable consideration, we evaluate the amount of potential payments and likelihood that such payments will be received. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of recognized revenue will not occur. At the end of each subsequent reporting period, we re-evaluate the estimated variable consideration included in the transaction price and any related constraint and, as required, adjust our estimate of the total transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.

For collaboration agreements with multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price we would sell a promised good or service separately to a customer. If a standalone selling price is not directly observable, we estimate a standalone selling price which may require that we make significant estimates and assumptions that require judgment. The estimation of the standalone selling price may include estimates regarding forecasted revenue or costs, development timelines, discount rates, probabilities of technical and regulatory success, as well as active market participation. Certain variable consideration is allocated to one or more performance obligations in a contract when the terms of the variable consideration relate specifically to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts that we would expect to receive for each performance obligation when considering all the performance obligations and payment terms in the contract.

We then recognize as revenue the amount of the transaction price that is allocated to each respective performance obligation when, or as, the performance obligation is satisfied. For performance obligations that are satisfied over time, we measure our progress towards completion using various methods. For research and development related performance obligations, including any associated material rights, revenue is recognized using an input method based on the ratio of expended effort or costs incurred to date to the total estimated effort or costs at completion of the performance obligation. For platform access performance obligations, revenue is recognized using a time-elapsed output method. This approach requires estimates and the use of significant judgment. If the estimates or judgments change over the course of the collaboration arrangement, they may affect the timing and amount of revenue recognized in the current and future periods.

Nonrefundable, upfront fees to use our intellectual property are recognized as revenue when the related license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promised goods or services, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time.

For collaboration agreements that include sales-based royalties, including milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of: (i) when the related sales occur; or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Research and development expenses and related accruals and prepaid expenses

Research and development costs are expensed as incurred. Nonrefundable advance payments for goods or services to be utilized in future research and development activities are recognized as expense when the related activity is performed or the goods are received.

In preparing our consolidated financial statements, we are required to estimate accrued third-party research and development expenses as of each balance sheet date. This process includes reviewing open contracts and purchase orders and communicating with internal personnel and external vendors to identify services performed on our behalf, as well as estimating the level and cost of services rendered for which we have not yet received an invoice or other notification of actual cost. The majority of our service providers invoice us monthly in arrears for services performed or upon the achievement of contractual milestones. We base our accrued expense estimates on facts and circumstances known to us at each balance sheet date, periodically confirm those estimates with our service providers, and adjust as necessary. The most significant estimates within our accrued research and development expenses relate to costs for vendor services associated with research and development activities for which invoices have not yet been received.

Our research and development expense estimates are based on the services received and efforts expended pursuant to quotes and contracts with third-party vendors that conduct research and development activities on our behalf. The financial terms of these arrangements vary from contract to contract, are subject to negotiation, and may result in uneven payment patterns. In certain instances, payments to vendors may exceed the level of services provided, resulting in a prepaid research and development asset. When accruing service fees, we estimate both the period over which services will be performed and the level of effort expected in each period. To the extent actual timing or effort varies from our estimates, we adjust the related accrual or prepaid balance accordingly.

Although we do not anticipate our estimates to differ materially from actual amounts incurred, differences between our estimates of the status and timing of services performed and the actual status and timing could result in reporting amounts that are higher or lower than the actual expense in a given period. To date, we have not experienced any material differences between our estimates and actual amounts incurred.

Stock-based compensation

We have issued and continue to issue stock-based awards to our employees, non-employees, and directors in the form of incentive and non-qualified stock options. In addition, we historically issued a limited number of restricted stock awards. We account for stock-based compensation awards in accordance with ASC 718, Compensation—Stock Compensation (ASC 718).

We measure stock-based awards granted to employees and non-employees based on their fair value on the date of the grant using the Black-Scholes option pricing model and recognize compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For stock-based awards with service-based vesting conditions, we recognize compensation expense using the straight-line method. For stock-based awards with performance-based vesting conditions, we recognize compensation expense using the graded-vesting method over the requisite service period, commencing when achievement of the performance condition becomes probable. Forfeitures are recorded as they occur.

We classify stock-based compensation expense in our consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs or service payments are classified. In future periods, we expect stock-based compensation expense to increase due to our existing unrecognized stock-based compensation expense and additional stock-based awards we expect to grant to continue to attract new hires and retain our existing employees.

See Note 7 to our consolidated financial statements included elsewhere in this prospectus for more information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options. Certain of such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.

Determination of the fair value of common stock

As there has been no public market for our common stock to date, the historical estimated fair value of our common stock has been determined by our board of directors, with input from management, considering our most recently available third-party valuations of common stock, as well as additional factors which may have changed since the date of the most recent valuation through the date of grant.

In accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (Practice Aid), a third-party valuation firm prepared valuations of our common stock using a market approach to estimate our enterprise value, using either the option-pricing method (OPM), or the hybrid method, both of which used a market approach to estimate our enterprise value. In accordance with the Practice Aid, we determined the hybrid method was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The hybrid method is a weighted blend of an OPM and a probability-weighted expected return method (PWERM), where the equity value in one or more scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of our future values, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability-weighted to arrive at an indication of value for the common stock.

Given the absence of a public market for our common stock to date, our board of directors, with input from management, considered various objective and subjective factors to determine the fair value of our common stock as of each grant date. The factors included, but were not limited to:

•
our operating results and financial performance;
•
the progress of our research and development efforts, including the status of our programs, preclinical studies, and clinical trials;
•
the lack of marketability of our equity as a private company;
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the prices of our preferred stock sold to or exchanged between new and existing investors, and the rights, preferences and privileges of our preferred stock as compared to those of our common stock;
•
our stage of development and business strategy and the material risks related to our business and industry;
•
the achievement of enterprise milestones, including entering into strategic alliance and license agreements;
•
the valuation of publicly traded companies in the life sciences, biotechnology and biopharmaceutical sectors, as well as recently completed mergers and acquisitions of peer companies;

•
any external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;
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the likelihood of achieving a liquidity event, such as an initial public offering, or a sale of our company, given prevailing market conditions;
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the analysis of initial public offerings and the market performance of similar companies in the biotechnology industry; and
•
the third-party valuations described above.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding our future operating performance, and the stage of development of our drug candidates. If our board of directors had made different assumptions, our stock-based compensation expense, net loss attributable to common stockholders, and net loss per share attributable to common stockholders could have been significantly different.

Once a public trading market for our common stock has been established in connection with the consummation of this offering, it will no longer be necessary for our board of directors, or a committee thereof, to estimate the fair value of our common stock in connection with our accounting for granted stock options and other awards, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Recent accounting pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Quantitative and qualitative disclosures about market risk

Interest rate risk

The primary objectives of our investment activities are to ensure liquidity and to preserve capital. As of June 30, 2026, our cash and cash equivalents consisted primarily of bank deposits and interest-bearing money market funds with maturities of less than three months. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation of investments with short-term maturities, we do not believe an immediate one percentage point change in interest rates would have a material effect on the fair market value of our portfolio and, therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates. As of December 31, 2025, we had no debt outstanding that is subject to interest rate variability. Therefore, we are not subject to interest rate risk related to debt.

Foreign currency exchange risk

Our employees and our operations are primarily located in the United States and our expenses are primarily denominated in U.S. dollars. However, we do have a small number of employees located in the United Kingdom and Ireland and use research and development vendors outside of the United States. As such, our expenses are denominated in both U.S. dollars and foreign currencies. In addition, we translate the assets and liabilities of our foreign subsidiaries from their respective functional currencies to U.S. dollars at the appropriate rates as of the balance sheet date. Changes in the carrying value of these assets and liabilities attributable to fluctuations in rates are included in accumulated other comprehensive income on our consolidated balance sheets. Income statement accounts are translated using the monthly average exchange rates during the year. Therefore, our operations are and will continue to be subject to fluctuations in foreign currency exchange rates. Foreign currency transaction gains and losses are included in other income (expense), net in our consolidated statements of operations and comprehensive loss as incurred.

To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not had a formal hedging program with respect to foreign currency. The impact of foreign currency costs on our operations has been negligible for all periods presented.

Effects of inflation

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented in our consolidated financial statements or included elsewhere in this prospectus.

Emerging growth company status

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, as amended (the JOBS Act). The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Business

Company overview & mission

We are a technology and clinical-stage life sciences company pursuing a fundamental shift in the biopharmaceutical industry. Our mission is to make better technologies to make better medicines. We do this by integrating leading proprietary, large-scale AI with automated, scalable chemistry and biology experimentation. We call this approach molecular superintelligence.

The Iambic molecular superintelligence platform is designed to disrupt legacy drug discovery paradigms. Instead of treating each stage of drug discovery as a distinct technological challenge, we have developed a unified, intelligent platform designed to address the full journey of drug discovery and development—from hit identification to multiparameter lead optimization to clinical developability. Our proprietary technologies include Enchant, a multimodal AI model for predicting preclinical and clinical properties, NeuralPLexer, a flow-matching generative AI for biomolecular structure prediction, and automated plate-based chemistry and biology workflows that allow synthesis and testing of hundreds of compounds per program on a weekly cadence.

Crucially, the molecular superintelligence platform learns from its own laboratory-generated data: reinforcement learning based on a continuous stream of experiments sharpens predictions and search strategy, tightening the design-make-test (DMT) loop with every cycle (Figure 1). This platform does not merely accelerate isolated components of drug discovery; it is additionally designed to navigate chemical and biological spaces with the goal of improving the probability of success at every stage. Iambic aims to systematically expand the boundaries of what is druggable, and to redefine how novel therapeutics are conceived, optimized, and advanced to address unmet patient need.

Figure 1. Iambic's molecular superintelligence platform is designed to discover and advance potential new medicines. It integrates proprietary AI technologies for molecular property prediction and selection (Design), high-throughput chemistry for rapid, automated access to a diverse and ever-expanding chemical space (Make), and high-throughput biology to flexibly measure molecular properties (Test).

We believe that the utility of our platform is demonstrated through the advancement of our wholly owned pipeline of preclinical and clinical development candidates (Figure 2). We believe these programs each address indications with potential annual multi-billion dollar market opportunities, based on our estimates derived from reported sales of existing approved therapies for these indications.

Our most advanced program, IAM1363, progressed from project initiation to clinical development in approximately two years, over three years faster than historically reported industry timelines. IAM1363 is an oral, highly selective, pan-mutant, and brain-penetrant small molecule inhibitor of HER2. As of July 2026, it is in an ongoing, open-label, multi-center Phase 1/1b basket clinical trial in patients with advanced HER2-altered solid tumors. We believe IAM1363 is the only known HER2 TKI that binds to the inactive (DFG-out) conformation of the HER2 kinase domain. We believe this distinct Type II binding mode may contribute to the molecule's combination of deep selectivity for HER2 vs wild-type epidermal growth factor receptor (EGFR), and broad coverage against HER2 variants with activating mutations. We believe IAM1363 has the potential to be developed across multiple HER2-driven solid tumor indications, including HER2-positive breast cancer, HER2-positive gastroesophageal adenocarcinoma (GEA), HER2-amplified non-small cell lung cancer (NSCLC), and HER2-mutant NSCLC.

Figure 2. Wholly Owned Pipeline.

Figure 3. Partnerships & Collaborations.

Evidence validating our molecular superintelligence platform extends well beyond IAM1363, including a broad internal pipeline, continued innovation in new programs, and a growing roster of partnerships (Figure 3). As summarized in Figure 4, our molecular superintelligence platform drives a diverse set of internal programs, adding new modalities, target classes and therapeutic areas to our pipeline. IAM217 (also disclosed under the name IAM-K2) is a brain-penetrant allosteric inhibitor for KIF18A, a mitotic kinesin with potential therapeutic relevance for ovarian cancer, triple-negative breast cancer, and other solid-tumor cancers. IAM-C1 is our selective dual inhibitor of cyclin-dependent kinases 2 and 4 (CDK2 and CDK4). We anticipate submitting IND applications for IAM217 and IAM-C1 in and , respectively, followed in each case by initiation of a Phase 1/2 trial, subject to regulatory clearance.

Figure 4. Illustrative ways in which Iambic’s platform technologies were used in discovery projects.

Beyond our internal programs, the platform has been deployed across multiple strategic partnerships, extending these advantages to programs developed in collaboration with leading pharmaceutical companies. Our relationships with leading partners like NVIDIA, Lundbeck, Lambda, Revolution Medicines, Jazz Pharmaceuticals, Takeda, and Bayer demonstrate meaningful external interest in our platform. Taken together, we believe our molecular superintelligence platform has been thoroughly validated both by internal pipeline execution and external partnership demand.

Our goal is to prove, program after program, that better technology leads to better medicines—and that a platform built around molecular superintelligence can systematically improve the historical cost, time, and probability of success that have constrained drug development. Our vision is to deliver highly differentiated medicines to patients with urgent unmet needs, faster and with what we believe is a higher likelihood of success in clinical development than conventional approaches, while compounding a self-reinforcing advantage in data, technology, and pipeline.

Our strategy

The key elements of Iambic's strategy constitute a self-reinforcing engine for new medicines, shown in Figure 5:

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Platform: Advance our platform, unlock additional capabilities, and expand our data moat.
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Pipeline: Advance a differentiated, wholly owned preclinical and clinical pipeline.
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Partnerships: Convert platform leadership into partnership revenue.

Our platform drives our internal and partnered drug discovery programs. Through these discovery programs, we generate a vast and rapidly expanding data moat. This proprietary data is used to both design and train more powerful, next-generation AI models, thus strengthening the platform.

Figure 5. Iambic: an engine for new medicines.

In addition to proprietary data, partnerships provide capital to fund a significant amount of the discovery and development expenditure for our internal pipeline. While we anticipate that our expenditure will increase as our internal pipeline both expands and advances, we believe that the capital that we receive from existing and potential new partners will continue to expand, offsetting future expenditure and allowing us to reach additional clinical milestones.

We believe that our value proposition is greater than the sum of our Platform, Pipeline, and Partnership components. These three pillars mutually reinforce each other and synergistically drive our continued value creation. Sustained operation of this engine over the past five years has enabled us to create a competitive advantage in infrastructure, proprietary data, and first-hand team expertise.

Our team and investors

We are led by a team with deep and complementary expertise across AI, drug discovery, and clinical development. Our co-founders, Tom Miller, Ph.D., our Chief Executive Officer, and Fred Manby, Ph.D., our Chief Technology Officer, have collectively authored more than 300 peer-reviewed publications and patents spanning theoretical, quantum, and computational chemistry.

Tom Miller, Ph.D. is a scientist and entrepreneur focused on the intersection of AI, chemistry, and biology, and has served as our Co-Founder and Chief Executive Officer since 2020. Prior to co-founding Iambic, Dr. Miller spent over 10 years as a professor at the California Institute of Technology, where he received numerous awards for research and entrepreneurial excellence. His research focused on computation and machine learning, including contributions to methods that couple physics-based simulation with machine learning to improve the prediction of molecular properties.

Fred Manby, Ph.D. is a scientist, entrepreneur, and recognized authority focused on the integration of AI technologies in high-throughput experimentation in small-molecule drug discovery. Dr. Manby has served as our Co-Founder and Chief Technology Officer since 2020 after a prolific 20-year academic career in quantum and computational chemistry. Much of his academic career was spent as a professor of chemistry at the University of Bristol in the United Kingdom, where he earned numerous awards for research excellence.

Peter Olson, Ph.D. is an oncology drug discovery leader with over 25 years of fundamental, preclinical, and translational research experience across academia and industry and serves as our Chief Scientific Officer. Dr. Olson leads our scientific team in advancing small-molecule programs from target identification through clinical proof-of-concept, with expertise in oncogenic driver and synthetic lethal pathways and in building preclinical data packages that inform precision medicine hypotheses. Prior to joining us, Dr. Olson was Vice

President, Research at Mirati Therapeutics (acquired by Bristol Myers Squibb in January 2024) and a Senior Group Leader in Pfizer’s Oncology Research Unit.

Michael Secora, Ph.D. is a scientist and finance and corporate development executive who has served as our Chief Corporate Development Officer and Chief Financial Officer since January 2025. Prior to joining us, Dr. Secora was Chief Financial Officer of Recursion Pharmaceuticals, Inc. Dr. Secora also spent 10 years at Laurion Capital as Managing Director and Head of Capital Markets and Venture, focusing on emerging technologies and life sciences.

Neil Josephson, M.D. is a physician-scientist trained in hematology and oncology and has served as our Chief Medical Officer since 2024. Dr. Josephson has broad experience in oncology therapeutics, including the development of the HER2 bispecific antibody zanidatimab from early to registrational clinical studies. Prior to joining us, Dr. Josephson was Chief Medical Officer at Zymeworks Inc., having previously served as Vice-President in Clinical Development at Seattle Genetics and as Associate Professor of Medicine at the University of Washington.

Since Iambic's inception, we have raised over $350 million in capital from experienced technology- and healthcare-focused investors, including our 5% or greater holders, Catalio, Nexus Ventures, Q Healthcare Holding, NVIDIA Corporation, and Coatue Ventures. Prospective investors should not rely on the investment decisions of our existing investors, as these investors may have different risk tolerances and strategies and have purchased their shares in prior offerings at prices lower than the price offered to the public in this offering. In addition, some of these investors may not be subject to reporting requirements under Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), and, thus, prospective investors may not necessarily know the total amount of investment by each of the prior investors and if and when some of the prior investors decide to sell any of their shares.

Addressing the industry challenge

The contemporary pharmaceutical industry remains constrained by long development timelines, high costs, and low probabilities of success. Developing a novel medicine typically requires more than a decade and billions of dollars of investment, yet approximately 90% of therapeutic candidates entering clinical development ultimately fail to achieve regulatory approval. These failures frequently occur only after years of clinical testing and substantial capital investment, reflecting the difficulty of predicting activity, safety, and clinical performance early in the discovery process. The resulting attrition imposes significant costs across the healthcare ecosystem and limits the pace at which innovative medicines reach patients.

Traditional drug discovery relies heavily on human medicinal chemistry intuition, sequential experimentation, and iterative optimization. This approach is poorly suited to navigating the enormous scale of chemical space, which is estimated to contain up to 1060 potentially drug-like molecules. At the same time, conventional computational approaches often depend on simplified, static representations of protein structures that may not fully capture the dynamic conformational changes and molecular interactions that govern biological function. As a result, discovery teams frequently identify molecules that perform well in isolated experimental systems but fail to translate into effective therapies.

A successful drug candidate must simultaneously satisfy numerous competing requirements, including potency, selectivity, pharmacokinetics, safety, oral bioavailability, manufacturability, and ultimately clinical efficacy. Historically, these characteristics have been optimized sequentially, with improvements in one property often degrading another and requiring repeated cycles of redesign and experimentation. This fragmented workflow lengthens development timelines, increases costs, and contributes to the high rate of late-stage failures observed across the industry.

The ultimate objective of drug discovery is not simply to reach the clinic, but to succeed through clinical development. Achieving this requires predicting, as early as possible, which molecular design decisions are most likely to produce medicines with favorable clinical profiles. Rather than optimizing isolated experimental endpoints, next-generation discovery platforms must integrate target biology, molecular design, pharmacology, toxicology, pharmacokinetics, and patient selection into a unified framework capable of reasoning across multiple biological scales.

While recent advances in AI have improved individual stages of drug discovery, many contemporary AI platforms remain focused on discrete tasks such as target identification, structure prediction, or molecular generation. Because drug development is constrained by a sequence of interconnected failure points, improving only one stage of the process leaves many of the principal drivers of clinical attrition unchanged. We believe meaningful improvements in drug development require an integrated approach that combines AI-driven prediction with rapid experimental validation across the entire discovery process.

Our molecular superintelligence platform is designed to address the principal determinants we believe influence clinical success across the drug discovery continuum (Figure 6). By integrating structural biology, molecular design, automated chemistry and biology, multi-parameter optimization, translational pharmacology, pharmacokinetic and toxicity prediction, and biomarker discovery within a unified AI framework, the platform is designed to optimize the molecular characteristics that ultimately may determine clinical outcomes. Rather than accelerating individual stages of discovery, our objective is to increase the probability of success throughout development by jointly optimizing potency, selectivity, exposure, safety, and patient selection from the earliest stages of molecular design.

Figure 6. A platform designed to bend the probability-of-success curve. The historical cumulative probability of success declines sharply from hit-to-lead (75%) through Phase 3 (5%). Our molecular superintelligence platform is designed to increase the probability of success at successive stages of development.

We believe this integrated approach differentiates our platform from conventional AI point solutions and has contributed to our collaborations with leading pharmaceutical companies. We further believe that this enables the discovery of differentiated drug candidates that can advance more rapidly into clinical development while possessing characteristics intended to improve the likelihood of clinical success.

We believe our execution demonstrates the practical application of this strategy. Our lead program, IAM1363, advanced from project initiation to clinical development in approximately two years—over three years faster than historically reported industry timelines (Figure 7)—and has generated encouraging preliminary clinical data presented at the European Society for Medical Oncology (ESMO) Congress in 2025. We have subsequently advanced additional internally developed programs using the same platform while deploying these capabilities across multiple strategic collaborations with leading pharmaceutical and biotech companies (Figure 2, Figure 3, and Figure 4).

Collectively, we believe these capabilities position us to address the two defining challenges of modern drug discovery: the excessive time required to advance new therapeutics into clinical testing and the persistently low probability of success throughout clinical development. By integrating multimodal AI with automated experimentation across the discovery process, we aim to deliver differentiated clinical candidates more efficiently while creating a self-reinforcing platform that continually improves through the generation of proprietary experimental data. We believe this approach represents a new paradigm for AI-enabled drug discovery—one focused not only on accelerating discovery, but on repeatedly creating differentiated medicines with an improved probability of delivering meaningful benefit to patients.

Figure 7. Proving speed to clinic, and progress through clinic. Time from program initiation to Phase 1 trial for IAM1363 compared with the estimated historical traditional discovery timeline. IAM1363 reached the clinic in approximately two years—over three years faster than historically reported industry timelines—and has generated encouraging preliminary clinical data. Comparative timelines are adapted from an independent third-party industry analysis and publicly available information; competitor data have not been independently verified by us.

Our molecular superintelligence platform

Our molecular superintelligence platform integrates three tightly coupled pillars: (i) Enchant, our multimodal AI model for predicting preclinical and clinical properties; (ii) NeuralPLexer, our flow-matching generative AI for biomolecular structure prediction; and (iii) robotic data generation at scale, generating new chemical and biological data in tightly orchestrated weekly cycles. These capabilities operate together as a closed-loop DMT framework, in which AI predictions and agents guide wet-lab experiments, and the resulting data are continuously fed back to retrain our models. We believe this integrated platform is our core competitive differentiation: rather than applying machine learning as an adjunct to traditional discovery, we have architected our molecular superintelligence platform so that AI guides experimentation and experimental data improves AI in every cycle. Together these capabilities generate insights spanning the full discovery-to-development spectrum, from hit identification through activity, selectivity, ADME (absorption, distribution, metabolism and excretion), pharmacokinetics (PK), chemistry, manufacturing, and controls, toxicology, and clinical endpoints.

Enchant: multimodal AI for preclinical and clinical properties.

Enchant is our multimodal transformer model designed to simultaneously evaluate and optimize the numerous preclinical and clinical properties that are typically needed for successful drug candidates. Enchant ingests heterogeneous inputs, including molecular and biomolecular structures, sequence and omics data, physics data, tabular assay data, and biomedical text, and produces predictions across a wide array of preclinical and clinical endpoints (Figure 8). As new laboratory data are produced, Enchant continuously learns from them, enabling the platform to iteratively optimize toward differentiated drug candidates.

Molecular and biomolecular structure
Sequences and omics data
Tabular assay data
Physics data
Biomedical text
Enchant
FOUNDATION MODEL

Figure 8. Enchant: a multimodal transformer for drug discovery. Enchant is a large multimodal transformer foundation AI model that learns jointly across sequences and omics data, physics data, molecular and biomolecular structure, tabular assay data, and biomedical text. Its multimodality enables large model scale and gives rise to what we believe to be an emergent characteristic: the ability to predict a given property improves as the model is trained on additional data for different properties.

Enchant has been designed as a multimodal model for two reasons. First, heterogeneous data are encountered in drug discovery, so multimodality is a prerequisite for flexibly handling the multiple data modalities intrinsic to the field. Second, multimodality allows us to access model scales that would not otherwise be possible: chemical and biological training data for any single data modality is limited, but multimodality allows Enchant to reach large model scale by learning jointly across a wide range of data types and endpoints. As we increase model scale, Enchant exhibits an emergent property that we believe is central to its value: the ability to predict a given endpoint improves as the model is trained on data for other, related endpoints and on other molecules (Figure 9). This enables Enchant to predict expensive endpoints from cheaper ones, in vivo properties from in vitro data, and clinical properties from preclinical studies, in each case generalizing across molecules. In this way, Enchant breaks through the “data wall” that has historically separated preclinical discovery from clinical development.

Figure 9. Emergence at scale. Unlike traditional machine-learning models, which map fixed-shape inputs to fixed-shape outputs, Enchant accepts and produces a wide range of modalities. As model scale increases, training performance improves smoothly while the model gains predictive abilities for which it was not explicitly trained—an emergence effect analogous to that observed in large language models.

As an example of breaking the wall between preclinical and clinical prediction, we have demonstrated that Enchant’s capacity to predict human PK—a clinical property—can be systematically improved by incorporating more preclinical data, as shown in Figure 10. Using as little as 5% of a clinical PK dataset for training, Enchant performed favorably relative to the previously reported benchmark for predicting that clinical endpoint, in a way that improves by supplying the model more preclinical data (on different molecules). We believe Enchant's performance reflects an architecture purpose-built for drug discovery rather than a general-purpose large language model adapted for the domain. Across a range of Iambic-generated experimental endpoints, we believe Enchant compares favorably to other approaches we have evaluated, including leading large language models fine-tuned on drug discovery tasks (Figure 11).

Each Enchant prediction also includes cutting edge uncertainty quantification, which converts model outputs into actionable probabilities, which are then used to directly inform which experiments we choose to run.

Figure 10. Addressing data sparsity: clinical endpoints from preclinical data. Using only 5% of clinical training data together with increasing preclinical training data, Enchant surpassed the benchmark for predicting human clinical PK half life, and continues to improve as additional preclinical data are incorporated. This capability directly addresses the data scarcity that constrains clinical-property prediction.

Figure 11. Enchant is purpose-built, not a fine-tuned language model. At the time we launched Enchant v2 in 2025, Enchant outperformed a leading large language model (LLM) adapted for drug discovery across several Iambic-generated experimental endpoints—including MDR1 permeability, CDK4 biochemical inhibition, MCF-7 cellular pharmacodynamics (PD), and kinetic solubility, in each case as illustrated by the wide margin between Enchant and the leading LLM. These data highlight the challenges of approaching drug discovery-related property prediction using a general-purpose language model as a starting point.

Enchant is designed to improve predictably with scale. We completed training of Enchant v1 (1 billion parameters) in 2024 and Enchant v2 (an approximately 10-fold increase in model scale and with 7 billion parameters) in 2025. Enchant v3, expected to launch in 2026, is scaled further to 41 billion parameters, leverages increased data scale, is trained on a still broader range of data modalities, and uses a mixture-of-experts architecture to achieve greater accuracy than earlier dense models at a fixed compute budget (Figure 12). Throughout the progression of Enchant models, we have found that increased model scale correlates with improved prediction accuracy across a diverse range of preclinical and clinical endpoints. Based on this observed correlation, we believe that Enchant may become an increasingly valuable component of our platform.

Figure 12. Enchant Roadmap. The figure above illustrates the history and current development plans of Enchant. Future development plans may be subject to change.

NeuralPLexer: flow-matching generative AI for biomolecular structure.

Structure-based drug design depends on an accurate, three-dimensional understanding of how a candidate molecule engages its protein target, and how the structure of the protein responds to that binding event. NeuralPLexer is our proprietary deep-learning engine for biomolecular structure prediction, purpose-built to deliver predictions with speed and accuracy intended to support screening and iterative drug design. Given only a protein sequence and a ligand, NeuralPLexer generates a high-resolution predicted co-structure in seconds. This highly scalable process is completed in seconds on a single datacenter GPU, combining a protein language model and a graph-based molecular encoder that feed a transformer-based encoder and a flow-matching structure-generation module (Figure 13). We believe this capability may change what it means to be “structurally enabled” in drug discovery, potentially enabling structure-based design to targets and complexes for which experimental structures are unavailable, difficult, or slow to obtain.

Figure 13. NeuralPLexer architecture. NeuralPLexer takes a protein sequence and a ligand molecule as input. A protein language model and a graph-based molecular encoder feed a transformer-based encoder module and a flow-matching structure-generation module, producing a predicted three-dimensional protein-ligand co-structure in seconds on an NVIDIA datacenter GPU.

NeuralPLexer has demonstrated competitive performance for accurate biomolecular structure prediction. Through the early work on NeuralPLexer, we were a pioneer of generative diffusion for structure production of protein-ligand complexes, an approach subsequently adopted by other leading models. We have since moved beyond generative diffusion to a new flow-matching architecture that is both significantly faster, and more physically reliable. For example, this improved physical correctness manifests in an approximately fourfold reduction in the incidence of inverted stereocenters relative to other leading models.

Beyond structure prediction, NeuralPLexer incorporates a latent-space affinity model that predicts binding potency and selectivity by combining empirical data with learned structural representations. NeuralPLexer affinity models have become our most predictive approach for challenging selectivity problems. For example, in our CDK2/4 program, NeuralPLexer affinity prediction enabled what we believe is an exceptional degree of control over polypharmacology, supporting the design of a candidate that has the potential to potently and simultaneously inhibit CDK2 and CDK4 while sparing the closely related CDK1, CDK6, CDK7, and CDK9.

NeuralPLexer also learns efficiently from limited new structural data. With modest fine tuning on a small set of program specific structures, predictive accuracy improves rapidly on held out targets, mutants, and compounds, producing high resolution predictions. For example, fine-tuned model predictions of publicly disclosed Revolution Medicines ternary complexes achieve protein and ligand root mean square deviations below one angstrom. NeuralPLexer is increasingly integrated in our discovery activities, providing structural insights where no experimental structures exist, amplifying the impact of limited experimental structural data, and extending beyond structure to make powerful predictions of quantitative characteristics of the protein-ligand interaction.

Data generation at scale

Our molecular superintelligence platform consists of the integration of AI technologies with high-throughput experimentation in a closed-loop. We run continuous DMT cycles—a framework in which AI predictions drive selection of compounds and properties for rapid wet-lab determination, and newly generated experimental data are fed back to refine our models through fine tuning.

Our high-throughput chemistry capability provides rapid, automated access to a diverse and ever-expanding chemical space. Our microscale and nanoscale chemistry platforms perform automated synthesis in 96-, 384-, and 1536-well plates, routinely executed on a weekly basis. All reactions are conducted in an inert atmosphere, enabling us to access approximately 90% of common medicinal-chemistry transformations, as well as multi-step reactions.

The high-throughput biology platform subjects compounds to a battery of automated assays, generating biochemical, cellular, metabolic, and physicochemical data that drives weekly active-learning loops. The entire DMT cycle is orchestrated through Insight, our integrated web-based application. Insight unifies our machine-learning models, chemical inventory, auto-generated experimental protocols, data capture, automated curve fitting, and structure-activity analysis, and access to our models that are automatically re-trained on a weekly basis.

The result is a discovery platform in which prediction and experimentation compound. In each cycle, Enchant and NeuralPLexer balance prioritization of molecules believed most likely to satisfy a target chemical profile, and molecules expected to provide significant model improvement; our automated laboratory synthesizes and tests them; and the resulting data—generated precisely on the endpoints and chemical series where our models are least certain—improves our model performance and prediction confidence. We are, in effect, building an engine that we believe will repeatedly generate differentiated drug candidates: a platform that goes from new molecular designs to new biological data every week, and that has already delivered a clinical-stage program and a diverse preclinical pipeline of potential differentiated drug candidates for urgent unmet needs.

Commercial strategy

We employ a commercial model that we believe broadens our sources of potential value and reduces reliance on any single program. Our proprietary pipeline of wholly owned internally developed therapeutic assets is complemented by revenue-generating partnerships with pharmaceutical and biotech companies. For wholly owned programs, we retain full commercial rights and downstream economic upside, positioning us to capture the value of successful programs. Concurrently, our partnership strategy aims to capitalize on our molecular superintelligence platform to secure upfront payments, near-term research funding, and substantial milestones and royalties. We have entered six collaborations over the last two years. We anticipate our partnership proceeds will extend our expected cash runway and help support the advancement of our proprietary pipeline.

The versatility and power of our molecular superintelligence platform widens the aperture of addressable drug targets and opportunities that we can feasibly and efficiently pursue, relative to more rigid traditional approaches. The platform is designed to scale without needing proportional increases in headcount, lab space, or custom assay development. Unlike traditional drug discovery, which often requires major new investment to move into new targets or diseases, our platform can be flexibly applied across diverse targets, modalities and therapeutic areas. The flexibility of our molecular superintelligence platform originates from the fact that our flagship AI models, Enchant and NeuralPLexer, are agnostic to target class and mechanism of action; and that our robotic lab automation can onboard new biological assays quickly.

By engaging in partnerships, we derive benefits that include non-dilutive capital; infrastructure scale; expanded access to data; broadened experience across therapeutic areas, target classes, and modalities; and external validation and visibility (Figure 14). In our Discovery Collaboration partnership model, we use our molecular superintelligence platform for the development of drug candidates on specified disease-driving targets. In our AI-Discovery (AID) partnership model, we deploy Enchant and NeuralPLexer in the context of a target-specific drug discovery collaboration with a partner. This dual-track collaboration strategy provides continuous, external engagement from some of the most sophisticated scientific and technological organizations in the world.

Partner	Scope
Technology Collaborations
NVIDIA Corporation	Strategic technology collaboration
Lambda	Strategic technology & cloud infrastructure collaboration
AI-Driven Discovery
Revolution Medicines	Iambic NeuralPLexer technology applied within collaboration
Bayer AG	Technology applied within collaboration on specified targets
Discovery Collaborations
H. Lundbeck A/S	Iambic's molecular superintelligence platform applied within collaboration on specified targets for neurological disease
Takeda Pharmaceuticals	Iambic's molecular superintelligence platform applied within collaboration on specified targets in oncology, gastrointestinal, and inflammatory diseases
Clinical Research Collaboration & Drug Supply Agreement
Jazz Pharmaceuticals	Expand therapeutic strategies in HER2-positive breast cancer in heavily pretreated patients

Figure 14. Iambic partnerships and their scope.

Our drug candidates and programs

We are advancing a pipeline of wholly owned drug candidates (Figure 15) developed using our molecular superintelligence platform. Our most advanced program, IAM1363, is a HER2 inhibitor that as of July 2026 is in a Phase 1/1b clinical trial in subjects with HER2-altered solid tumors. Our two additional programs, IAM217 (a KIF18A inhibitor) and IAM-C1 (a dual CDK2/4 inhibitor), are in preclinical development and we anticipate filing IND applications in and , respectively, followed in each case by initiation of a Phase 1/2 clinical trial, subject to regulatory clearance. Additionally, we have multiple on-going discovery projects in collaboration with partners (Figure 16).

Figure 15. Wholly Owned Pipeline.

Figure 16. Partnerships & Collaborations.

IAM1363: Selective, pan-mutant, brain-penetrant HER2 inhibitor

Overview

Our most advanced program, IAM1363 is an oral, highly selective, pan-mutant, and brain-penetrant small-molecule inhibitor of HER2. This comprehensive set of desirable properties was made possible by the multiparameter optimization capabilities of our molecular superintelligence platform. It is currently in an ongoing, open-label, multi-center Phase 1/1b basket clinical trial in subjects with advanced HER2-altered solid tumors. We believe that IAM1363 is the only known HER2 TKI that binds to the inactive (DFG-out) conformation of the HER2 kinase domain, and that this distinct Type II binding mode enables the molecule's combination of deep selectivity for HER2 vs wild-type EGFR, and broad coverage against HER2 variants with activating mutations. Given its profile, IAM1363 may have potential applicability across multiple HER2-driven solid tumor indications, including HER2-positive breast cancer, HER2-positive GEA, HER2-amplified NSCLC, and HER2-mutant NSCLC, both as a monotherapy and in combination with HER2-directed antibodies, antibody-drug conjugates (ADCs), chemotherapy, and immunotherapy.

As of July 2026, IAM1363 is being evaluated in IAM1363-01, an ongoing, open-label, multi-center Phase 1/1b basket clinical trial in subjects with advanced HER2-altered solid tumors. As of July 2026, Part 1 (monotherapy dose escalation) and Part 2 (monotherapy dose optimization) are complete, and we are actively enrolling subjects in Part 3 (monotherapy expansion in four basket cohorts) and Part 4 (combination therapy cohorts spanning 2L+ HER2-positive breast cancer, 2L HER2-positive GEA, and 1L HER2-amplified NSCLC). Based on an interim analysis of Part 2 PK data, the recommended monotherapy dose (Part 3) for development is 960 mg once daily (QD). Furthermore, interim data from IAM1363-01 from the Efficacy Data Extract (as defined below) found that 34% of subjects (14 out of 41) with targetable HER2 alterations and measurable systemic disease dosed at ≥960 mg QD achieved best overall response (BoR) of partial response (PR; confirmed and unconfirmed) per RECIST v1.1. 39% of participants (7 out of 18) with measurable central nervous system (CNS) disease also achieved a BoR of PR per RANO-BM. Notably, 6 of the RANO-BM PRs (including 2 confirmed PRs) were in participants with breast cancer who had previously received T-DXd and tucatinib. Furthermore, based on the preliminary data available to date, we believe the go-forward dose of 960 mg QD is well tolerated, supporting our plans to develop IAM1363 as both a monotherapy and as a combination with other active anticancer agents.

We believe the promising clinical data generated thus far in the IAM1363-01 trial provides supportive evidence that Iambic's molecular superintelligence platform is capable of generating differentiated drug candidates designed to address the unmet needs of patients with cancer.

The HER2 pathway and therapeutic landscape

HER2 is a validated oncogenic driver across multiple solid tumor indications

HER2 (also known as ERBB2) is a receptor tyrosine kinase belonging to the ErbB receptor family. HER2 alterations—including overexpression, gene amplification, and activating mutations—drive proliferation, survival, and metastatic spread across multiple solid tumors. HER2 alterations are observed in approximately 15% to 20% of breast cancers, 20% of gastroesophageal adenocarcinomas, 5% to 10% of biliary tract cancers, 2% to 4% of non-small cell lung cancers, and at lower frequencies across colorectal, urothelial, endometrial, and other tumor types. We estimate that the addressable patient population for a novel HER2-targeted therapeutic, across all HER2-driven indications and lines of therapy in major markets, represents a multi-billion dollar global commercial opportunity.

HER2-driven tumors carry a particularly high risk of CNS metastases. Approximately 40% to 50% of patients with HER2-positive metastatic breast cancer develop brain metastases during the course of their disease, and the incidence is comparably elevated in patients with HER2-altered NSCLC. CNS progression is a leading cause of morbidity and mortality in these populations, and the lack of brain-penetrant HER2-targeted therapies has left a substantial unmet medical need. Patients who have exhausted available HER2-directed antibody, ADCs, and TKI options, particularly those with progressive intracranial disease, have limited remaining therapeutic options and a poor prognosis.

Limitations of currently available HER2 therapies

Existing HER2-directed therapies, while transformative for many patients, exhibit important limitations that constrain their long-term clinical utility. Approved HER2-targeted antibodies and ADCs—including trastuzumab, pertuzumab, ado-trastuzumab emtansine (T-DM1), trastuzumab deruxtecan (T-DXd), and margetuximab—do not efficiently cross the intact blood-brain barrier, limiting their ability to prevent and/or treat intracranial disease. T‑DXd has shown evidence of meaningful intracranial activity in certain patient subsets but is associated with a well-characterized risk of interstitial lung disease (ILD) and is administered by intravenous infusion.

Among approved small molecule HER2 TKIs, lapatinib, and neratinib are limited by overlapping EGFR activity that causes dose-limiting rash and diarrhea. Tucatinib is a more selective TKI but is associated with hepatotoxicity and lacks activity against HER2 mutant isoforms (including the clinically important exon 20 insertion variants). Though approved for treating patients with HER2-positive breast cancer and brain metastases, tucatinib exhibits limited blood-brain barrier penetration, highlighting the need for developing more active TKIs with improved efficacy against CNS disease. Zongertinib and sevabertinib, HER2 TKIs with activity against exon 20 insertions, were recently granted FDA approval for tyrosine kinase domain–mutant NSCLC. However, neither agent meaningfully crosses the blood-brain barrier based on publicly disclosed brain partition coefficients (Kp). Moreover, the selectivity for HER2 over EGFR, for these agents is insufficient to fully avoid EGFR-mediated toxicities.

Across the competitive landscape, we believe a differentiated next-generation oral HER2 TKI must simultaneously satisfy four target product profile criteria:

(i)
Potent, broad activity against wild-type HER2 and the full spectrum of clinically relevant HER2 oncogenic mutants, including exon 20 insertion variants and tyrosine kinase domain (TKD) point mutations;
(ii)
Substantial in vivo selectivity (i.e., greater than 1,000-fold) over wild-type EGFR to expand the therapeutic window and minimize EGFR-related toxicities;

(iii)
Meaningful blood-brain barrier penetration to address CNS metastases; and
(iv)
A tolerability profile compatible with chronic, multi-year oral dosing including in combination with standard-of-care HER2-directed antibodies, ADCs, chemotherapy, and immunotherapy.

We designed IAM1363 to simultaneously satisfy all four of these criteria.

Our solution—IAM1363

IAM1363 is a novel scaffold with differentiated HER2 structural engagement

Using our molecular superintelligence platform, we engineered a next-generation covalent HER2 inhibitor, IAM1363, with high selectivity, brain penetrance, and broad mutant activity. By optimizing this previously challenging profile on our platform, we identified a novel chemical scaffold, exemplified by IAM1363. Unlike most clinically used HER2 TKIs (which are ATP-site Type I agents), IAM1363 binds HER2 in an inactive DFG-out conformation, making it, to our knowledge, the first reported Type II HER2 TKI. A co-crystal structure of IAM1363 bound to HER2 revealed a unique conformation of Phe864 in the “out” position, consistent with a Type II binding mode. Overlay of the crystal structures of HER2 in complex with IAM1363 and a zongertinib preclinical analog (PDB: 7PCD), respectively, demonstrates that IAM1363 adopts a distinct binding geometry that accommodates the inactive protein conformation (Figure 17). Across oncology targets such as ABL and RAF, Type II binding has often been associated with improved kinome selectivity and slower dissociation kinetics, as exemplified by agents such as imatinib and sorafenib. We believe this Type II binding mode contributes to IAM1363's combination of broad pan-mutant activity, high selectivity for HER2 over EGFR, and may contribute to the favorable observed PK profile and tissue distribution properties.

Figure 17. Co-crystal structure (3.4 Å resolution) of IAM1363 (teal) bound to HER2 WT in the inactive (DFG-out) conformation, overlaid with the protein structure of HER2 WT bound to the zongertinib preclinical analog (yellow). We believe IAM1363 is the only known HER2 inhibitor that binds to the inactive conformation of HER2 WT.

A potentially differentiated preclinical target product profile

We have engineered IAM1363 to deliver a target product profile that we believe is differentiated relative to all approved and clinical-stage HER2 TKIs of which we are aware. Specifically, IAM1363 has been shown to:

(i)
Potently inhibit wild-type HER2 and more than 20 oncogenic HER2 mutants, including all major HER2 exon 20 insertion variants (such as A775-G776-ins-YVMA and related insertions), HER2 TKD point mutations (including

L755S, V777L, L786V, T798M, and L869R), HER2 extracellular domain mutations (such as S310F and S310Y), and the truncated p95HER2 isoform;
(ii)
Achieve greater than 1,000-fold in vivo selectivity against wild-type EGFR, combining approximately 500-fold biochemical selectivity with approximately 10-fold preferential tumor distribution;
(iii)
Cross the blood-brain barrier and achieve intracranial drug exposure above the protein binding-corrected IC90 threshold in preclinical models;
(iv)
Exhibit a clean kinome selectivity profile, with no measurable inhibition of off-target kinases at therapeutically relevant concentrations across a 468-kinase panel;
(v)
Maintain a stable glutathione (GSH) adduct profile (t½ greater than 1,500 minutes) with no off-target protein adducts identified in chemoproteomic analyses.

Preclinical data for IAM1363

Selectivity and pan-mutant activity

In engineered Ba/F3 cellular growth inhibition (CGI) assays, IAM1363 inhibited wild-type HER2 and more than 20 distinct oncogenic HER2 mutant isoforms with IC50 values mostly in the single- to double-digit nanomolar range (for example, wild-type HER2 IC50 of 7.4 nM and HER2 exon 20 YVMA IC50 of 20 nM). In a head-to-head cellular growth-inhibition assay, tucatinib exhibited substantially lower activity against multiple exon 20 insertion variants and TKD mutants tested in the same assay system, with IAM1363 showing on average approximately 10-fold greater potency (Figure 18, left panel). IAM1363 was approximately 1,100-fold more potent against cells expressing wild-type HER2, and approximately 410-fold more potent against exon 20 YVMA mutant HER2, compared to cells expressing wild-type EGFR, consistent with biochemical selectivity assessments. In a separate 468-kinase binding scan (KINOMEscan), IAM1363 bound HER2 most potently and showed a clean off-target profile, with HER2 as the only kinase substantially inhibited at therapeutically relevant concentrations (Figure 18, right panel).

Figure 18. Left: Head-to-head cellular potency (cell growth inhibition (CGI) IC50) of IAM1363 compared to tucatinib in WT EGFR, WT HER2 and HER2 mutants engineered in the BaF3 system. Right: TREEspot visualization of IAM1363 selectivity across conventional non-mutant human protein kinase families among the 468 kinases profiled by the Eurofins DiscoverX KINOMEscan platform. Percent control values are displayed on the kinome dendrogram with color coding as indicated.

Preferential tumor distribution and sustained target engagement

A defining feature of IAM1363 is its preferential distribution and retention into HER2-driven tumors relative to plasma (Figure 19). In HER2-driven mouse xenograft and patient-derived xenograft (PDX) models, IAM1363 has shown tumor partition coefficients (tumor-to-plasma ratios) ranging from approximately 3-fold at 4 hours post-dose to greater than 60-fold at 12 hours post-dose in BaF3-HER2-YVMA xenografts, and up to approximately 200-fold at 12 hours post-dose in HER2-YVMA PDX models. By contrast, in a low-HER2-expressing A431 tumor model, enrichment within the tumor is markedly less pronounced (less than 3-fold at 12 hours), consistent with HER2-dependent tumor retention. Comparator HER2 TKIs poziotinib and zongertinib, evaluated under matched experimental conditions, do not exhibit preferential tumor distribution.

Following a single dose at 100 mg/kg in a BaF3-HER2-YVMA xenograft model the unbound plasma Cmax is roughly the fraction unbound IC90 and only remains at that level transiently. By 6 hours, unbound plasma levels are below the fraction unbound IC50 and the drug reaches negligible levels by 12 hours. In contrast, unbound concentrations within the tumor exceed the fraction unbound IC90 for >24 hours.

Figure 19. IAM1363 exhibits both tumor enrichment and prolonged half-life in tumor vs. plasma. High tumor/plasma ratio maximizes target engagement in tumor while reducing systemic side effects. Left: Summary of tumor Kp values across BaF3 xenograft, orthotopic (HER2-Amp), and PDX (HER2-YVMA) models compared to an A431 low-HER2 control model at 100 mg/kg oral dose. Right: Comparative full tumor and plasma PK time-concentration curves in mice bearing BaF3-HER2-YVMA engrafts demonstrating elevated tumor-to-plasma Kp ratios. Lines represent fraction unbound IC50 and IC90 values.

The preferential tumor distribution was associated with sustained intratumoral pharmacodynamic effect (Figure 20). In mice bearing HER2-amplified NSCLC NCI H2170 xenograft tumors, the intratumoral concentration of IAM1363 exceeded the fraction unbound IC90 for over 48 hours following a single 250 mg/kg dose. This correlated with near complete suppression of phospho-HER2 (pHER2) over that same time period.

IAM1363 250 mg/kg (QDx1)
Tumor
Plasma
IC90 (Fu, adj)
pHER2
1000
100
10
1
0.1
0.01
0
Free [IAM1363] (ng/mL or ng/g)
100
75
50
25
0
pHER2 (Y1248) (% of control)
pHER2
0
24
48
72
96
120
Time (h)

Figure 20. Tumor PK and pharmacodynamic (pHER2 inhibition) time-course data post a single oral dose of IAM1363 at 250 mg/kg in mice bearing the HER2-amplified NSCLC NCI-H2170 tumor xenograft model. Solid horizontal line indicates fraction unbound-corrected IC90.

Consistent with sustained target engagement, IAM1363 dosed at 200 mg/kg produced deep tumor regression in the MDA-MB-453 HER2-positive breast cancer xenograft model on a QD to Q3D dosing schedule (162% tumor growth inhibition (TGI)), comparable to that observed on a QD schedule (185% TGI) (Figure 21). We believe this finding is consistent with a clinical PK profile that supports once-daily oral dosing.

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Figure 21. Tumor growth inhibition is robust with respect to dosing schedule. Tumor volume over time in female nude mice bearing MDA-MB-453 HER2-amplified breast cancer subcutaneous xenografts treated with IAM1363 at 200 mg/kg QD (TGI 185%), 200 mg/kg Q2D (TGI 180%), or 200 mg/kg Q3D (TGI 162%).

Importantly, the preclinical finding of preferential tumor distribution is supported by clinical data. During dose escalation of the IAM1363-01 trial, we obtained on-treatment tumor biopsies in 2 participants. One participant treated at 120 mg QD showed >20-fold enrichment (calculated as IAM1363 tumor concentration/average plasma Cmax over multiple days, data not shown). In the other participant treated at 1560 mg QD, paired Ctrough tumor and plasma samples show close to a 30-fold enrichment (calculated as IAM1363 tumor concentration/companion plasma concentration), with the Ctrough in tumor exceeding the plasma Cmax (Figure 22).

Figure 22. Plasma concentration time-course and tumor IAM1363 concentration at C1D19 Ctrough (subject dosed with IAM1363 at 1560 mg QD). Blue line is plasma PK over 24-hour time course.

In vivo anti-tumor activity across HER2-driven tumor models

IAM1363 demonstrated potent and broad anti-tumor activity across multiple HER2-driven preclinical models, including HER2-amplified breast cancer (MDA-MB-453, HCC1954), HER2-amplified NSCLC (H1693), HER2 exon 20 VC insertion mutant NSCLC (H1781), and HER2-positive PIK3CA-mutated breast cancer (MDA-MB-453). In a head-to-head comparison in the H1781 NSCLC xenograft, IAM1363 administered at 100 mg/kg QD produced 165% TGI and at 250 mg/kg QD produced 190% TGI, compared with 31% and 48% TGI for zongertinib at 25 and 50 mg/kg QD, respectively (Figure 23).

Figure 23. Head-to-head comparison of tumor growth inhibition following treatment with IAM1363 or zongertinib in mice bearing HER2 exon 20 VC insertion mutant NSCLC (H1781) xenografts.

In the HER2-amplified H1693 NSCLC model, IAM1363 produced deeper tumor regression than T-DXd and, when sequenced after T-DXd treatment, retained substantial activity, suggesting potential utility in the post-T-DXd setting (Figure 24).

Figure 24. Two-part study in H1693 HER2-amplified NSCLC xenograft model. Part 1: Head-to-head comparison of IAM1363 vs. T-DXd. Part 2: IAM1363 activity in mice after T-DXd treatment, demonstrating robust anti-tumor activity in the post-T-DXd setting.

In the HER2-positive PIK3CA-mutated MDA-MB-453 breast cancer model, IAM1363 produced tumor regression both head-to-head versus tucatinib administered at its maximum tolerated dose (MTD) and in animals that had previously progressed on tucatinib, supporting potential activity in the post-tucatinib setting (Figure 25).

Figure 25. Two-part study in MDA-MB-453, a tucatinib-resistant HER2-positive breast cancer cell line, xenograft model. Part 1: Head-to-head comparison of IAM1363 vs. tucatinib. Part 2: IAM1363 activity in mice after treatment with tucatinib, demonstrating robust anti-tumor activity in the post-tucatinib setting.

Intracranial anti-tumor activity in CNS metastasis models

To evaluate the potential of IAM1363 to address CNS metastases, we conducted intracranial implantation studies using HER2-amplified NCI-N87-luciferase tumor cells in nude mice (Figure 26). In this model, IAM1363 administered orally at 100 mg/kg QD or 250 mg/kg QD produced rapid and durable suppression of intracranial tumor growth measured by bioluminescence imaging (BLI), with greater than 95% tumor regression observed at the 250 mg/kg dose in large established tumors. In a head-to-head comparison, tucatinib administered at its MTD of 100 mg/kg QD did not demonstrate measurable intracranial tumor control in this model, whereas T-DXd produced intermediate activity, eventually followed by regrowth. We believe these data support potential differentiation for IAM1363 in addressing CNS metastases.

Figure 26. BLI quantification of intracranial tumor burden (total flux photons/s) over time in mice bearing NCI-N87-luc HER2-amplified intracranial xenografts.

Combination with trastuzumab deruxtecan (a HER2 antibody-drug conjugate)

We evaluated IAM1363 in combination with T-DXd in HER2 Exon 20 VC mutant NSCLC (H1781) cell line and xenograft models (Figure 27). In vitro synergy analysis showed a Most Synergistic Area (MSA) score of 15.3 and a mean Highest Single Agent (HSA) score of 5.2 across a broad concentration matrix, consistent with potential combinatorial synergy at clinically relevant exposures. In vivo, the combination of subtherapeutic doses of both IAM1363 (70 mg/kg QD) and T-DXd at (1.5 mg/kg Q3W) produced deeper and more durable tumor regression than either single agent administered alone. These data, together with the favorable single-agent tolerability profile of IAM1363, support further clinical evaluation of IAM1363 in combination with HER2-directed ADCs.

Figure 27. Left (In vitro): Synergy matrix heatmap from combination dose-response analysis of IAM1363 + T-DXd in H1781 HER2 exon-20 VC-mutation NSCLC cell line. Mean HSA Score = 5.2; Most Synergistic Area Score = 15.3. Right (In vivo): Tumor volume curves in the HER2 exon 20 VC mutant H1781 NSCLC xenograft model demonstrating synergistic anti-tumor activity.

Ongoing Phase 1/1b clinical trial: IAM1363-01

IAM1363-01 is an ongoing, open-label, multi-center Phase 1/1b basket trial evaluating IAM1363 in subjects with advanced or metastatic solid tumors harboring HER2 alterations (Figure 28).

Figure 28. IAM1363-01 Phase 1/1b Trial Schema.

The trial is structured into four sequential parts:

Part 1 (Monotherapy Dose Escalation) was completed on May 7, 2025, and evaluated IAM1363 monotherapy administered orally on a 21-day continuous dosing schedule across levels ranging from 120 mg QD to 1560 mg QD in subjects with HER2-altered cancers and no available standard treatment options. Part 1 provided promising data on the tolerability, and preliminary PK profile of IAM1363 across the predicted therapeutic dose range. Based on our findings and elevated exposure levels in participants dosed at 1560 mg QD the Safety Review Committee decided to evaluate 960 mg QD and 1200 mg QD in Part 2 (Monotherapy Dose Optimization).

Part 2 (Monotherapy Dose Optimization) was completed on April 6, 2026, and randomized subjects with tumors that were HER2-positive (per ASCO-CAP criteria), HER2-amplified (per NGS or ISH), or HER2 TKD-mutant (per NGS) and no available standard treatment options in a 1:1 ratio between 960 mg QD and 1200 mg QD. Based on integrated review of tolerability, PK, and preliminary anti-tumor activity across Parts 1 and 2, the recommended Part 3 dose (RP3D) monotherapy dose of IAM1363 has been established at 960 mg administered orally once daily.

Part 3 (Monotherapy Expansion Cohorts) is actively enrolling subjects with HER2 altered solid tumors into four parallel basket cohorts, all dosed at 960 mg QD. Cohort A enrolls subjects with HER2 TKD-mutant cancers with no prior HER2 TKI exposure (planned N=25); Cohort B enrolls subjects with HER2-positive or HER2-amplified cancers with no prior HER2 TKI exposure (planned N=25); Cohort C enrolls subjects with HER2 TKD-mutant or HER2-positive/HER2-amplified cancers and requires prior HER2 TKI exposure (planned N=27); and Cohort D enrolls subjects with HER2 non-TKD-mutant cancers with no prior HER2 TKI exposure (planned N=27). Subjects with active brain metastases not requiring immediate local treatment are permitted in all cohorts across all parts of the trial.

Part 4 (Combination Therapy Cohorts) is actively enrolling four combination cohorts, all with IAM1363 dosed at 960 mg QD. Cohort A (planned N=39) and Cohort B (planned N=25) evaluate subjects with HER2-positive breast cancer who were previously treated with T-DXd but have not received a HER2 TKI in the metastatic setting. In Cohort A IAM1363 is being dosed in combination with trastuzumab and capecitabine. In Cohort B IAM1363 is being dosed in combination with zanidatamab and capecitabine, supported by a clinical collaboration with Jazz Pharmaceuticals. Cohort C (planned N=26) evaluates IAM1363 in combination with T-DXd in subjects with second-line HER2-positive GEA, and Cohort D (planned N=26) evaluates IAM1363 in combination with platinum-based chemotherapy and pembrolizumab (or pembrolizumab alone for tumors that have a PD-L1 CPS ≥50%) in subjects with first-line HER2-amplified NSCLC.

IAM1363-01 clinical data summary

All clinical data summarized in this subsection are based on the May 18, 2026 data extract from IAM1363-01 for efficacy analyses (the Efficacy Data Extract) and the April 14, 2026 data extract for safety (the Safety Data Extract), in each case from ongoing clinical trials. The data are preliminary, are subject to subsequent confirmation, central pathology review, and continued follow-up, and may not be predictive of the final results of these studies or of any subsequent clinical trials.

Systemic anti-tumor activity (RECIST v1.1)

Systemic anti-tumor activity was evaluated in subjects with targetable HER2 alterations (as defined by the inclusion criteria for Parts 2 – 4) and measurable systemic disease who received IAM1363 at 960 mg QD or above (Figure 29). Enrollment was based on local pathology review. An attempt was made to obtain archived or fresh tissue for central review. Participants determined to not have a targetable HER2 alteration by central review were not included in the efficacy analysis but were part of the safety population. At the Efficacy Data Extract, 14 out of 41 (34%) response evaluable participants had achieved a BoR of PR (confirmed and unconfirmed). The confirmed objective response rate (cORR) was 27% (11 of 41 subjects), with one additional PR pending confirmation and two near-PRs ongoing at the time of the Efficacy Data Extract. Responses were observed across multiple tumor types, including breast cancer, NSCLC, GEA, endometrial cancer, renal cell carcinoma, ovarian cancer, and cancer of unknown primary, and across the full spectrum of HER2 alterations (HER2 IHC 3+, HER2-amplified, and HER2 TKD-mutant). The majority of responding subjects had received multiple prior lines of HER2-directed therapy, including trastuzumab, pertuzumab, T-DM1, T-DXd, margetuximab, and tucatinib, demonstrating clinical activity in a heavily pre-treated population.

Figure 29. Systemic anti-tumor activity (RECIST v1.1). Based on the Efficacy Data Extract; data may be incomplete and subject to change. Annotations for subjects are as follows. Cancer Type: BC = breast cancer, BTC = biliary tract cancer, CRC = colorectal cancer, CUP = cancer of unknown primary, En = endometrial cancer, GEA = gastroesophageal adenocarcinoma, MM = mucosal melanoma, NSCLC = non-small cell lung cancer, Oth = ethmoid sinus adenocarcinoma, Ov = ovarian cancer, RCC = renal cell carcinoma; Local HER2: 3+ = IHC3+, Amp = HER2amplified, Mut = HER2 mutation; Central HER2: + = HER2+ per ASCO/CAP, NA = not available, - = central confirmation of HER2 mutation status was not performed; Prior HER2 Therapies: A = afatanib, M = T-DM1, L = lapatinib, Mg = margetuximab, P = pertuzumab, T = trastuzumab, X = T-DXd, U = tucatinib, Z = zanidatamab.

Intracranial anti-tumor activity (RANO-BM)

Among response evaluable subjects with measurable CNS disease who received a dose of 960 mg QD or greater (N=18), 39% (7 of 18) achieved a BoR of PR (confirmed and unconfirmed) by RANO-BM, with all remaining subjects experiencing a best response of stable disease, yielding a 100% intracranial disease control rate (DCR) (Figure 30). The confirmed intracranial ORR was 17% (3 of 18 subjects), with three additional near-PRs ongoing at the time of the Efficacy Data Extract. The majority of subjects (15 of 18) with measurable CNS disease had HER2-positive metastatic breast cancer and had received multiple prior lines of HER2-directed therapy. All subjects with breast cancer had previously received trastuzumab, pertuzumab and T-DXd and 14 of the 15 had also received prior tucatinib.

Figure 30. Intracranial anti-tumor activity (RANO-BM). Based on the Efficacy Data Extract; data may be incomplete and subject to change. Subject annotations are as defined in Figure 29.

Durability and treatment exposure

Across Parts 1 and 2 of IAM1363-01, we have observed durable disease control both systemically and intracranially (Figures 31 and 32). As of the Efficacy Data Extract, approximately 41% of subjects enrolled in Part 2 of the trial remain on treatment, with one subject (from Part 1) achieving a confirmed PR and continuing on IAM1363 monotherapy for more than 12 months and multiple subjects with disease control on therapy for more than six months.

Figure 31. Treatment duration (1560 mg QD, 600 mg BID, 1200 mg QD). Participants with Targetable HER2 alterations. Centrally confirmed HER2-negative excluded. Subject annotations are as defined in Figure 29.

Figure 32. Treatment duration (960 mg QD). Participants with Targetable HER2 alterations. Centrally confirmed HER2-negative excluded. Subject annotations are as defined in Figure 29.

Clinical PK and translational data

Plasma PK data from subjects enrolled in IAM1363-01 demonstrate dose-proportional exposure across the studied dose range, with steady-state plasma Cmax concentrations at the 960 mg QD dose consistently exceeding the protein-binding-corrected levels associated with maximal tumor regression in preclinical models.

Preliminary tolerability

Based on the Safety Data Extract from subjects dosed at 960 mg QD (N=35), IAM1363 has shown a tolerability profile that we believe compares favorably to other HER2-directed TKIs at therapeutic doses (Figure 33). Notably, grade 3 treatment-related adverse events (TRAEs) were reported in 2 of these subjects (6%) and there were no grade 4 or grade 5 events. TRAEs of all grades occurred in 89% of subjects, with the most common events including diarrhea (51% Grade 1 and 6% Grade 2), nausea (40% Grade 1, 3% Grade 2, and 3% Grade 3), vomiting (29% Grade 1 and 11% Grade 2), and fatigue (17% Grade 1 and 6% Grade 2). The Grade 3 TRAEs were 1 event each of nausea and ILD; the ILD episode resolved with treatment discontinuation. No treatment-related elevations of aspartate aminotransferase (AST) or alanine aminotransferase (ALT) were observed at the 960 mg QD dose.

Figure 33. Treatment related adverse events for IAM1363 at 960 mg QD (go-forward monotherapy dose), n = 35. Figure includes treatment related adverse events in ≥ 10% of patients; based on the Safety Data Extract; subject to change. Figure shows number of subjects with adverse events by preferred term and highest grade reported. Other Grade 3 treatment-related adverse event – ILD: 1 subject (3%).

Development plan and path to regulatory approval

Based on the clinical data generated to date and supported by ongoing engagement with the FDA, we are pursuing a development strategy designed to support multiple registrational opportunities for IAM1363 across HER2-driven solid tumor indications. Our near-term clinical development priorities, which inform the design of Parts 3 and 4 of IAM1363-01 and our planned Phase 2 and Phase 3 studies, include the following:

HER2-positive breast cancer

In HER2-positive metastatic breast cancer, we are pursuing both monotherapy and combination therapy development paths in parallel. Our primary path is evaluation of IAM1363 in combination with a HER2-targeted monoclonal antibody (trastuzumab or zanidatamab) and capecitabine in TKI-naïve second- and third-line HER2-positive metastatic breast cancer (Part 4 Cohorts A and B), with the objective of supporting a potential registrational trial that includes comparison against tucatinib plus trastuzumab plus capecitabine. We believe our fastest potential path to first approval is IAM1363 monotherapy in subjects with HER2-positive breast cancer and active brain metastases following progression on T-DXd and tucatinib, a setting in which there is no currently approved treatment and where we believe there are no near-term competitors in development. With the clinical data we have observed to date, we believe that monotherapy IAM1363 may provide meaningful differentiation versus currently available therapies for this patient population.

HER2-positive gastroesophageal adenocarcinoma

In HER2-positive GEA, we are pursuing combination development of IAM1363 with T-DXd in the second-line setting (Part 4 Cohort C) with a potential registrational comparison against T-DXd monotherapy. An alternate development strategy is monotherapy IAM1363 in third-line with a potential registration study versus paclitaxel plus ramucirumab.

HER2-amplified and HER2-mutant non-small cell lung cancer

In first-line HER2-amplified NSCLC, we are evaluating IAM1363 in combination with platinum-based chemotherapy and pembrolizumab (Part 4 Cohort D), with the objective of supporting a potential registrational comparison against the current standard of care of chemotherapy plus pembrolizumab. For disease that is HER2-amplified and PD-L1 CPS ≥50%, a combination with pembrolizumab alone (i.e. no chemotherapy) is also being evaluated. In second-line HER2-amplified NSCLC, we are evaluating the potential for accelerated approval of IAM1363 as monotherapy. In first-line HER2-mutant NSCLC, a combination of IAM1363 with a HER2-directed ADC may provide benefit over either given as monotherapy, based on our preclinical data showing synergy of IAM1363 and T-DXd. Furthermore, for all lines of therapy in HER2-mutant NSCLC we believe IAM1363's combination of brain penetration and selectivity vs EGFR differentiate it from other HER2-amplified drug products in development.

IAM217: brain-penetrant, allosteric KIF18A inhibitor

Overview

IAM217 (also referred to as IAM-K2) is a brain-penetrant, allosteric small-molecule inhibitor of KIF18A designed to exploit a synthetic-lethal vulnerability in cancers exhibiting chromosomal instability (CIN). KIF18A inhibition disrupts chromosome alignment and the metaphase-to-anaphase transition, driving catastrophic mitotic defects and selective cancer cell death. We designed IAM217 using our molecular superintelligence platform, leveraging NeuralPLexer to provide structural insights despite the absence of a high-resolution inhibitor-bound co-crystal structure throughout the program. We believe this allosteric mechanism provides selectivity versus other kinesins and avoids the broader cytotoxic liabilities typical of tubulin-targeting antimitotics, supporting a differentiated anti-tumor activity–tolerability profile. We anticipate submitting an IND application for IAM217 in , followed by initiation of a Phase 1/2 trial, subject to regulatory clearance.

CIN, a persistently elevated rate of whole-chromosome and structural mis-segregation during cell division, is a hallmark of many of the most aggressive and treatment-refractory human cancers. CIN contributes to intratumoral genetic heterogeneity and tumor evolution, and substantial evidence links CIN to metastatic progression, immune evasion, therapeutic resistance, and generally adverse clinical outcomes across multiple cancers. KIF18A, a mitotic motor protein (kinesin) that governs chromosome alignment at the metaphase plate, is selectively required by CIN-high cancer cells to complete mitosis, while near-diploid normal cells tolerate its inhibition through redundant pathways. This differential dependence creates a therapeutic window distinct from that of conventional, broadly cytotoxic antimitotic agents.

The clinical target populations for IAM217 are advanced solid tumors enriched for CIN, where standard therapy is exhausted and outcomes remain poor. These include platinum-resistant high-grade serous ovarian cancer (HGSOC), metastatic triple-negative breast cancer (TNBC), and other CIN-associated malignancies such as uterine serous carcinoma, high-grade urothelial carcinoma, and HPV-negative head and neck squamous cell carcinoma. Five-year relative survival for distant metastatic disease remains approximately 32% for ovarian cancer and 15% for TNBC, underscoring a persistent and substantial unmet need that current therapies, including PARP inhibitors, immunotherapy, and ADCs, have not addressed.

Clinical development of KIF18A inhibition remains early, with no agents currently approved. However, emerging clinical data from two KIF18A inhibitors—sovilnesib (AMG 650) and VLS-1488—have demonstrated proof of concept in HGSOC. In initial readouts from the ongoing Phase 1 sovilnesib trial and the Phase 1/2 VLS-1488 trial, objective responses were reported in heavily pretreated, predominantly platinum-resistant HGSOC, with a favorable safety profile, providing clinical proof of concept for KIF18A inhibition as a tractable therapeutic strategy.

Our solution – IAM217

IAM217 was engineered to improve on the emerging KIF18A inhibition class across the properties that we believe will most directly determine clinical benefit. IAM217 is a potent, allosteric KIF18A inhibitor whose differentiation rests on three features:

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Brain penetrance. IAM217 produced approximately 90% regression of established intracranial tumors in a model in which a clinical-stage comparator, VLS-1488, produced no intracranial regression—to our knowledge the only such head-to-head demonstration of intracranial activity in the class. Based on the patent literature, we believe the comparator we tested is VLS-1488; we have not independently confirmed its identity and cannot be certain that the compound tested is in fact VLS-1488. Because CIN-driven cancers frequently metastasize to the brain, this property is intended to extend benefit to a population underserved by existing agents.
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Clean drug-drug interaction (DDI) profile and convenient dosing. IAM217 was optimized to minimize cytochrome P450–mediated DDI liabilities and exhibits PK that supports convenient once-daily oral dosing.
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Efficient target engagement. In a preclinical tumor xenograft model, IAM217 demonstrated comparable TGI at substantially lower total and unbound plasma exposures compared to a clinical stage comparator, sovilnesib, which we believe may translate into an improved tolerability and therapeutic margin in the clinic.

We designed IAM217 without access to a high-resolution co-crystal structure of KIF18A bound to an inhibitor. Instead NeuralPLexer was leveraged to supply structural insights. The allosteric binding mode confers mechanistic selectivity over other kinesin family members and avoids the cytotoxic liabilities associated with tubulin-targeting mitotic agents. Enchant and earlier Iambic property-prediction AI tools were then deployed for large-scale multi-parameter optimization: from an initial set of 100 nM-class hits identified in 24 HTE (high-throughput experimentation) plates, AI-guided design drove potency improvement to multiple 10 nM-class compounds while simultaneously optimizing oral bioavailability, reducing CYP-mediated DDI liabilities, and engineering CNS penetrance. At the stage of lead identification, brain penetrance was achieved within approximately six months, leveraging our molecular superintelligence platform.

Preclinical data for IAM217

In vitro pharmacology and selectivity

IAM217 is designed as a potent allosteric inhibitor of KIF18A, inhibiting OVCAR-3 cell growth with a CGI IC50 of 24 nM. In a cancer cell line panel spanning multiple tumor types, IAM217 demonstrates anti-proliferative activity that is selectively enriched in cancer cell lines with high CIN features, with TP53 mutation status frequently correlating with response. This CIN-selective mechanism enables a patient selection biomarker strategy and provides a clear differentiation from broadly cytotoxic chemotherapy agents.

To confirm on-target activity, IAM217 was evaluated for induction of mitotic arrest as a direct pharmacodynamic readout of KIF18A inhibition (Figure 34). IAM217 produced dose-dependent mitotic arrest in OVCAR-3 (high-CIN) cells at an IC50 of approximately 24 nM—consistent with the CGI IC50—confirming that the anti-proliferative activity is mechanistically linked to KIF18A inhibition and the resulting failure of chromosome alignment and metaphase-to-anaphase transition. In contrast, MCF-7 (low-CIN, WT TP53) cells showed minimal sensitivity to IAM217 (CGI IC50 >10,000 nM), confirming the CIN-dependent selectivity of the mechanism. Importantly, IAM217 showed very low activity in colony-forming unit erythroid (CFU-E) and colony-forming unit granulocyte-macrophage (CFU-GM) progenitor assays (IC50 > 10,000 nM and 7,700 nM, respectively), suggesting a low potential for hematologic toxicity—a key liability for mitotic agents.

Figure 34. Left: IC50 curves of IAM217 in low and high CIN cancer cell lines. Middle: Flow cytometry analysis of OVCAR-3 cells showing dose-dependent mitotic arrest induction by IAM217 with an IC50 of approximately 30 nM, corroborating on-target KIF18A inhibition. Right: Table of IAM217 CGI IC50 values across cell lines stratified by CIN status (MCF-7: low CIN; OVCAR-3: high CIN) and normal hematopoietic progenitor cell assays (CFU-E; CFU-GM).

Selected in vitro ADME and PK properties of IAM217 were benchmarked against clinical-stage KIF18A inhibitors AMG650 (sovilnesib, Volastra) and VLS-1488 (Volastra). Figure 35 presents the head-to-head ADME and in vitro pharmacology data. IAM217 demonstrated a reduced drug interaction profile based on reversible CYP inhibition, time-dependent CYP inhibition, and CYP induction assay data. IAM217 also demonstrated CNS exposure at therapeutic levels and strong anti-tumor activity in an intracranial brain metastasis anti-tumor activity study whereas minimal exposure and activity were observed with VLS-1488.

Figure 35. Selected pharmacology profile of IAM217 vs. clinical stage KIF18A inhibitors in head-to-head assays. 1CYP2C8 and CYP2C9 IC50 > 5 uM. 2IAM217 5 uM limit of solubility in assay conditions. 3VLS-1488 structure inferred from patent applications.

In vivo anti-tumor activity

IAM217 demonstrates dose-dependent anti-tumor activity across a panel of HER2-positive, TNBC, and ovarian cancer xenograft models.

In the OVCAR-3 HGSOC cell-line-derived xenograft (CDX) model—the primary pharmacological proof-of-concept model for the KIF18A program—IAM217 produced dose-proportional TGI without meaningful body weight loss across the dose range studied. Plasma exposure increased proportionally with dose, confirming linear PK and dose-proportional target engagement (Figure 36).

Figure 36. Left: PK curves for plasma and tumor concentration at escalating daily oral doses. Middle: Tumor volume (mm³) vs. time curves for IAM217 at escalating daily oral doses in mice bearing OVCAR-3 HGSOC subcutaneous xenografts. Right: Body weight (g) vs. time demonstrating tolerability across all dose levels.

Intracranial anti-tumor activity and brain penetrance validation

IAM217 was evaluated in an intracranial (IC) mouse xenograft model using JIMT-1-luc HER2-positive breast cancer cells implanted directly into the brain—the primary model for demonstrating CNS activity (Figure 37). IAM217 produced approximately 90% regression of established intracranial tumors as quantified by bioluminescence imaging (BLI). In the same experiment, VLS-1488 (a clinical-stage KIF18A inhibitor in development) did not produce intracranial tumor regression, suggesting that IAM217's brain penetrance is a differentiated feature of our drug candidate. We believe that brain penetrance is an important attribute for treatments of cancers with a high incidence of brain metastases, including triple-negative breast cancer.

Figure 37. Quantification of BLI signal (total flux, photons/s) over time in mice bearing JIMT-1-luc HER2-positive intracranial tumors. IAM217: Approximately 90% regression. VLS-1488: No regression.

Broad anti-tumor activity panel

To characterize the breadth of anti-tumor activity and to develop a patient selection biomarker strategy, IAM217 was evaluated across a comprehensive panel of breast and ovarian cancer CDX and PDX models. Tumor regression (TGI > 100%) was achieved in 7 of 23 breast cancer PDX models and 2 of 6 breast cancer CDX models. Regression was also achieved in 2 of 4 ovarian cancer CDX models (Figure 38).

Figure 38. Waterfall plot showing maximum % TGI per model across 23 breast cancer PDX models, 6 breast cancer CDX models, and 4 ovarian cancer CDX models.

Preclinical toxicology studies

GLP-compliant toxicology studies for IAM217 have been conducted in rat and dog as the rodent and non-rodent species, respectively. In-life phases for all GLP toxicology studies have been completed, and IAM217 demonstrated an acceptable safety margin in animal models with good systemic exposure multiples at the MTD or limit dose in both species. The in life and recovery portions of the GLP toxicology study are complete and we are reviewing preliminary data and early draft reports.

Clinical development for IAM217

Overview of the IAM217-01 Phase 1/2 trial

IAM217-01 is anticipated to be a Phase 1/2, open-label, multicenter trial designed to evaluate the safety, tolerability, PK, PD, and preliminary anti-tumor activity of IAM217 administered as oral monotherapy in participants with advanced solid tumors enriched for CIN. IAM217 will be administered once daily in continuous 21-day cycles until disease progression, unacceptable toxicity, or withdrawal. The trial will be conducted in three sequential parts. Consistent with the FDA’s Project Optimus initiative, the design separates the determination of an MTD from the selection of an optimized dose for expansion, ensuring that the recommended dose is grounded in integrated safety, PK, and efficacy data rather than tolerability alone. Tumor response will be assessed by RECIST v1.1 and, for participants with brain metastases, by RANO-BM—an assessment framework that directly leverages the differentiated CNS activity of IAM217. Ongoing safety oversight will be provided by a Safety Review Committee (SRC).

Part 1, Monotherapy Dose Escalation, intends to enroll up to approximately 50 participants with relapsed or refractory solid tumors for whom standard therapies are exhausted. Dose-limiting toxicities (DLTs) will be evaluated during the first 21-day cycle, and escalation will continue under SRC oversight until a MTD or maximum administered dose (MAD) is established.

Part 2, Monotherapy Dose Optimization, will evaluate two dose levels at or below the MTD/MAD in participants with advanced/metastatic platinum-resistant HGSOC and TNBC. Participants will be randomized 1:1, with a total enrollment of approximately 46, to yield at least 40 response-evaluable participants (at least 20 per arm). Integration of emerging safety, PK, and efficacy data across the two arms will be evaluated to determine the recommended dose for Part 3, in keeping with the Project Optimus framework for dose optimization in oncology.

Part 3, Monotherapy Dose Expansion, is anticipated to evaluate IAM217 at the optimized monotherapy dose across multiple expansion cohorts, including in HGSOC, TNBC, and a tumor-agnostic biomarker selected population.

Biomarker strategy for patient selection and evaluation

A central objective of the IAM217 clinical program is to refine patient-selection with biomarkers that identify tumors most likely to respond to KIF18A inhibition. Because CIN is necessary but may not be sufficient for KIF18A dependence, we are pursuing a multi-pronged, prospectively evaluated biomarker strategy enabled on the basis of our molecular superintelligence, rather than relying on any single pre-defined descriptor.

Clinical differentiation and path forward

IAM217 is designed to be a potential leading agent in the KIF18A class. Its CNS penetrance addresses a potential therapeutic limitation of other KIF18A inhibitors. Furthermore, its efficient target engagement at low exposures and favorable DDI profile support favorable tolerability and combinability; and its development is guided from the outset by a rational, multi-modal patient-selection strategy that is informed by the most current understanding of CIN biology. The IAM217-01 trial is designed to deliver an optimized dose and identify early anti-tumor activity signals across multiple CIN-associated malignancies. The advancement of IAM217, a brain-penetrant, allosteric inhibitor of a target without an enabling co-crystal structure, provides evidence supporting the ability of the Iambic molecular superintelligence platform to deliver clinically differentiated medicines against targets that have resisted conventional drug development approaches. We anticipate submitting an IND application for IAM217 in , followed by initiation of the Phase 1/2 trial subject to regulatory clearance.

IAM-C1: selective dual CDK2/4 inhibitor

Overview

IAM-C1 is a selective dual inhibitor of cyclin-dependent kinases 2 and 4 (CDK2 and CDK4). We designed IAM-C1 to both overcome resistance to approved CDK4/6 inhibitors and mitigate the DLTs that constrain the class. IAM-C1 was engineered on our molecular superintelligence platform to achieve a precise polypharmacological profile, potently inhibiting CDK2 and CDK4 while sparing CDK1, CDK6, CDK7, and CDK9, that has been difficult to attain by conventional medicinal chemistry given the structural homology of the CDK ATP-binding sites. IAM‑C1 has demonstrated a clean kinome-wide selectivity profile and halts cell-cycle progression across CDK4-dependent, CDK2-dependent, and CDK2/4 co-dependent contexts. In head-to-head preclinical xenograft studies in vivo, IAM‑C1 has shown comparable anti-tumor activity relative to the combination of Pfizer’s CDK4 inhibitor, atirmociclib / PF-07220060, and CDK2 inhibitor, tagtociclib / PF-07104091, across representative xenograft models. We believe IAM-C1 has the potential to deliver efficacy in CDK4/6-inhibitor–resistant disease with a differentiated tolerability profile, including a reduced risk of neutropenia. We anticipate submitting an IND application for IAM-C1 in , followed by initiation of the Phase 1/2 trial subject to regulatory clearance.

Cyclin-dependent kinases 2 and 4 (CDK2 and CDK4) are central regulators of G1/S cell cycle progression. Hyperactivation of CDK4–cyclin D is a hallmark of hormone receptor-positive (HR-positive) HER2-negative breast cancer. A CDK4/6 inhibitor (palbociclib, ribociclib, or abemaciclib) in combination with endocrine therapy is the first-line standard of care for metastatic HR-positive HER2-negative breast cancer, the most common subtype of the most commonly diagnosed cancer in women. Despite their impact, resistance to CDK4/6 inhibitors is common, developing after a median of approximately 24-28 months. Cyclin E (CCNE1) overexpression, which activates CDK2 thereby bypassing CDK4/6 blockade, is a major mechanism of intrinsic and acquired resistance to CDK4/6 inhibitors. Selective CDK2 inhibition—paired with continued CDK4 inhibition to maintain control of the CDK4–cyclin D node—has therefore emerged as a compelling strategy to restore cell-cycle control in the setting of CDK4/6-inhibitor resistance. Another common mechanism of resistance to CDK4/6 inhibitors is loss of function of RB1 which also can be partially mitigated by CDK2 inhibition.

Beyond breast cancer, CCNE1 amplification is a recurrent oncogenic driver in other malignancies with high unmet need, most notably platinum-resistant HGSOC and a range of CCNE1-amplified solid tumors including uterine serous carcinoma, gastroesophageal adenocarcinoma, triple-negative breast cancer and urothelial cancer, where CDK2 dependence offers a tumor-agnostic therapeutic rationale. Together, the CDK4/6-inhibitor–resistant HR-positive/HER2-negative breast cancer population and the CCNE1-amplified tumor segment define a large and growing commercial opportunity that current therapies do not adequately serve.

There is no approved selective CDK2 or dual CDK2/4 inhibitor. Clinical-stage agents include CDK2-selective inhibitors (e.g., tagtociclib) and CDK4-selective inhibitors (e.g., atirmociclib) from Pfizer, which together, we believe, establish proof of concept for selective CDK targeting and for combination with endocrine therapy, as well as less-selective CDK2/4/6 inhibitors (e.g., RGT-419B) and other CDK2 inhibitors (e.g., INX-315), the last of which has reported single-agent activity in CCNE1-amplified disease.

Our solution – IAM-C1

We believe that the optimal pharmacological profile for overcoming CDK4/6 inhibitor resistance requires a molecule that potently and selectively inhibits both CDK2 and CDK4 while sparing other members of the CDK family. We have engineered IAM-C1 to deliver a target product profile that we believe is differentiated from other agents given the features below:

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Dual CDK2/4 inhibition with high selectivity. IAM-C1 potently inhibits both CDK2 and CDK4 while sparing CDK1, CDK6, CDK7, and CDK9, with a clean kinome-wide profile. Co-targeting CDK2 and CDK4 is intended to address CDK2/CCNE1-driven resistance while preserving control of CDK4-dependent tumors that CDK2 inhibition alone would not address.

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CDK6-sparing for a differentiated safety profile. By sparing CDK6, we designed IAM-C1 to mitigate the neutropenia that limits approved CDK4/6 inhibitors. In preclinical studies, IAM-C1 produced essentially no change in neutrophil counts.
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Activity across CDK-dependency contexts. In preclinical models, IAM-C1 matched the activity of the benchmark set by a combination of tagtociclib and atirmociclib dosed at their MTDs. This was demonstrated across CDK4-dependent, CDK2-dependent, and CDK2/4 co-dependent tumors, supporting activity in both endocrine-therapy combination and CCNE1-driven monotherapy settings.

Figure 39 positions IAM-C1 within the clinical-stage CDK2-directed landscape.

Agent (developer)	Mechanism	Development stage	Characteristics
IAM-C1 (Iambic)	Selective dual CDK2/4 (CDK6-sparing)	Preclinical; IND anticipated	Designed to combine CDK2/CCNE1-driven resistance coverage with CDK4 control and reduced neutropenia
Atirmociclib (Pfizer)	CDK4-selective	Phase 1/3	Validates CDK4-selective + endocrine therapy; lacks CDK2 coverage for CCNE1-driven resistance
Tagtociclib (Pfizer)	CDK2-selective	Phase 1	CDK2 monotherapy and CDK2+CDK4 combination data; benchmark for selective CDK2 targeting
RGT-419B (Genentech)	CDK2/4/6	Phase 1	CDK2 activity was >10-fold less than its CDK4 activity and was comparable to its CDK6 activity
INX-315 (Incyclix Bio)	CDK2-selective	Phase 1/2	Reported single-agent activity in CCNE1-amplified disease, supporting the CCNE1 hypothesis
Palbociclib / ribociclib / abemaciclib	CDK4/6	Approved (standard of care)	Therapeutic backbone whose resistance (via CDK2/CCNE1) and neutropenia IAM-C1 targets

Figure 39. Certain clinical-stage assets within the CDK4 and CDK2-directed landscape. Competitor mechanisms, stages, and clinical data are drawn from third-party publications, conference presentations, and company disclosures and have not been independently verified by us.

Preclinical data for IAM-C1

In vitro pharmacology: unprecedented polypharmacology control

IAM-C1 achieves the targeted CDK2/4 selective inhibition profile through a novel structural engagement mechanism identified using our molecular superintelligence platform. The selectivity of IAM-C1 was characterized by the Eurofins DiscoverX KINOMEscan profiling 468 kinase targets (Figure 40). Despite targeting two CDKs simultaneously, IAM-C1 demonstrated only four off-target kinase hits at 30 nM—a clean kinome profile that compares favorably to Pfizer’s CDK2-selective inhibitor tagtociclib, which exhibited eight off-target hits at 100 nM (a higher concentration of tagtociclib was used based on the observation that IAM-C1 is 2.4-fold more potent in a

CDK2 biochemical assay). This kinome selectivity, achieved while inhibiting two structurally related kinases, is a direct product of our platform's multiparameter optimization capabilities.

IAM-C1 TREE*spot*

Iambic CDK2/4 inhibitor

TKL
TK
STE
CK1
OTHER
AGC
CMGC
CAMK

IAM-C1 hits 4 **off-targets**
(TREE*spot* shown at 30 nM)

Figure 40. TREEspot visualization of the KINOMEscan profile of IAM-C1 profiled at 30 nM.

The IAM-C1 mechanism of action was demonstrated by cell cycle analysis using flow cytometry across a panel of cell lines with differential CDK dependency. In CDK4-dependent MCF-7 cells, CDK2-dependent OVCAR-3 cells, and CDK2/4 co-dependent MFE-296 and HMC-1-8 cells, IAM-C1 potently eliminated the S-phase cell fraction at approximately 100 nM, consistent with the CGI IC50, confirming that IAM-C1 halts cell cycle progression through on-target CDK2 and CDK4 dual inhibition across all three dependency contexts (Figure 41).

Figure 41. Flow cytometry analysis showing fraction of cells in G1, S, and G2/M cell cycle phases for IAM-C1. The study included MCF-7 (CDK4-dependent), OVCAR-3 (CDK2-dependent), MFE-296 (CDK2/4 co-dependent), and HMC-1-8 (CDK2/4 co-dependent) cell lines at escalating IAM-C1 concentrations. S-phase fraction eliminated at approximately 100 nM across all cell lines, consistent with CGI IC50.

Preclinical PK and ADME

IAM-C1 exhibits a favorable in vitro and in vivo PK profile across preclinical species appropriate for supporting toxicology studies and enabling projection of human PK parameters. Low in vitro intrinsic clearance in human hepatocytes was demonstrated, consistent with a metabolically stable compound with the potential for once-daily or twice-daily oral dosing in the clinic. Cross-species PK studies were conducted to characterize the IAM-C1 PK profile in mouse, rat, dog, and cynomolgus monkey following oral dosing.

In vivo anti-tumor activity

The anti-tumor activity of IAM-C1 was evaluated across a panel of xenograft tumor models representing the three key CDK dependency contexts: CDK4-dependent (MCF-7), CDK2-dependent (OVCAR-3), and CDK2/4 co-dependent (MFE-296) for mechanistic characterization (Figure 42). Benchmark comparators included Pfizer’s CDK2 inhibitor tagtociclib, Pfizer’s CDK4 inhibitor atirmociclib, the tagtociclib/atirmociclib combination (representing the clinical benchmark for CDK2+CDK4 dual inhibition), palbociclib, and RGT-419B (a competing CDK2/4/6 inhibitor in clinical development).

Across all three CDK dependency models, IAM-C1 demonstrated comparable anti-tumor activity in tumor models relative to the benchmark Pfizer CDK2+CDK4 inhibitor combination at the MTD. The increased activity of IAM-C1 compared to CDK4-selective atirmociclib is particularly notable in the CDK4-dependent MCF-7 model—where CDK2 inhibition alone would be expected to have limited benefit—confirming that IAM-C1's CDK2 inhibitory activity contributes to anti-tumor activity in CDK4-driven tumors. In the CDK2/4 co-dependent MFE-296 model, IAM-C1 at 100 mg/kg BID achieved maximal TGI comparable to tagtociclib/atirmociclib at the MTD (125/60 mg/kg BID), while all CDK4/6 inhibitors (including palbociclib), atirmociclib monotherapy, and RGT-419B exhibited substantially lower activity.

Figure 42. In vivo anti-tumor activity of IAM-C1 and other CDK-targeted agents in head-to-head preclinical studies.

Preclinical toxicology and hematological safety profile

IAM-C1's preclinical profile relative to clinical benchmark CDK inhibitors in animal models suggests a potentially favorable hematological safety profile. In dose-range finding (DRF) studies in rat and dog, IAM-C1 demonstrated no major histopathological findings and a favorable hematological profile, particularly with respect to neutrophil counts—the primary hematological concern for CDK inhibitors due to off-target CDK6 inhibition.

DRF studies are complete in both rat and dog. IAM-C1 is currently in GLP toxicology studies, and based on the current development timeline we expect to submit an IND application in , followed by initiation of a Phase 1/2 clinical trial, subject to regulatory clearance. The in life portion of the GLP tox study is complete, and we are near the end of the recovery period.

Clinical development for IAM-C1

Overview of the planned IAM-C1-01 clinical trial

IAM-C1-01 is a planned Phase 1/2, open-label, multicenter trial to evaluate the safety, tolerability, PK, PD, and preliminary anti-tumor activity of IAM-C1 administered orally. Consistent with the FDA’s Project Optimus initiative, the program is structured to characterize the dose-response relationship and select an optimized dose grounded in integrated safety, PK, and efficacy data rather than tolerability alone. The trial is designed in three parts spanning both the endocrine-therapy combination setting in breast cancer and the biomarker-defined monotherapy setting in CCNE1-amplified tumors.

Part 1 monotherapy dose escalation is anticipated to evaluate single-agent IAM-C1 in participants with advanced solid tumors to characterize safety and tolerability, define DLTs, establish a MTD and/or recommended dose, and characterize PK and PD. Escalation proceeds under the oversight of a Safety Review Committee.

Part 2 dose optimization intends to evaluate IAM-C1 in combination with fulvestrant in participants with HR-positive/HER2-negative metastatic breast cancer who have progressed on prior CDK4/6-inhibitor–based therapy, the population in which CDK2/CCNE1-mediated resistance is most relevant. Two or more dose levels will be evaluated to optimize the combination dose.

Part 3 monotherapy dose expansion in CCNE1 amplified cancers is anticipated to evaluate single-agent IAM-C1 at the optimized dose in biomarker-defined cohorts enriched for CDK2 dependence, including platinum-resistant, CCNE1-amplified HGSOC.

Biomarker strategy for patient selection and evaluation

IAM-C1’s development is biomarker-guided from the outset, reflecting the well-defined molecular drivers of CDK2 and CDK4 dependence, including CCNE1 amplification, acquired resistance to prior CDK4/6 inhibitors, ESR1 mutation status, and other alterations.

Clinical differentiation and path forward

We believe IAM-C1 is designed to be a differentiated CDK inhibitor for the potential treatment of HR-positive/HER2-negative breast cancer and CCNE1-amplified solid tumors. Its dual CDK2/4 mechanism is designed to induce G1 cell-cycle arrest in CDK4/6-inhibitor–resistant disease while its CDK6-sparing selectivity is designed to deliver a potentially differentiated tolerability profile. Furthermore, its development is anchored from the outset by a validated patient-selection biomarker that expands treatment opportunities beyond HR-positive/HER2-negative breast cancer. The planned IAM-C1-01 trial is designed to establish an optimized dose and detect early activity signals across these settings, providing a foundation for further clinical development and potential pathways for obtaining regulatory approval. As with IAM1363 and IAM217, the advancement of IAM-C1, which required solving an exceptional selectivity challenge across highly homologous kinases, further supports the ability of our platform to deliver clinically differentiated medicines against difficult targets. We anticipate submitting an IND application for IAM-C1 by , followed by initiation of a Phase 1/2 trial, subject to regulatory clearance.

Competition

The biopharmaceutical industry is characterized by rapid scientific advances, intense competition, and a strong focus on intellectual property. We face competition from many different sources, including pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions. Drug candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

The biopharmaceutical industry is experiencing a rapid influx of technology-driven discovery companies, frequently categorized as TechBio or AI-native enterprises. The current marketplace is comprised of companies focused on computational software and companies focused on high-throughput experimentation. Representative companies include AbCellera, Absci, Chai Discovery, Enveda Biosciences, Generate Biomedicines, Insilico Medicine, Isomorphic Labs, LILA Sciences, Recursion, Relay Therapeutics, Xaira Therapeutics, and XtalPi. Companies focused primarily on computation often draw on publicly available datasets and rely on third parties for experimental validation, while companies focused primarily on high-throughput experimentation generate large proprietary datasets that are not always coupled with predictive computational modeling. Our platform is designed to combine generative AI with internal, closed-loop laboratory automation, generating proprietary experimental data that is used to train and refine our models.

The rapid advancement of frontier AI models, including by general-purpose AI developers such as Anthropic and OpenAI, may accelerate innovation across drug development and increase competitive intensity. However, we believe successful therapeutic development requires more than access to general-purpose AI models. Drug discovery depends on the integration of proprietary experimental data, specialized biological and chemical expertise, automated laboratory infrastructure, translational science, and clinical development capabilities. We believe our competitive position is supported by the combination of purpose-built drug discovery models, a continuously expanding proprietary dataset generated through automated experimentation, and a closed-loop platform that integrates computation, laboratory validation, and therapeutic development. Our platform is designed to continuously learn from internally generated experimental and clinical data, creating a differentiated approach that combines software, automation, drug discovery and development expertise within a single integrated system.

Our drug candidates are designed to compete with both legacy standard-of-care therapies and competing clinical-stage molecules.

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IAM1363 (HER2 Inhibitor Program): If approved, we expect IAM1363 to compete with approved and investigational small molecule HER2 therapies that are currently in development or may be developed in the future for HER2-driven solid tumor indications. Specifically, traditional HER2 TKIs have been associated with off-target EGFR inhibition and poor CNS penetration, resulting in DLTs and suboptimal activity against brain metastases. IAM1363 is designed as a highly selective, pan-mutant, brain-penetrant HER2 TKI. Clinical data generated to date demonstrates promising anti-tumor activity in a broad range of cancers harboring HER2-alterations that include HER2 protein overexpression, HER2 gene amplification, or activating mutations within the tyrosine kinase domain. In addition to anti-tumor activity in systemic and CNS disease, the ongoing phase 1b study has also demonstrated a favorable tolerability profile with IAM1363. Approved and investigational small molecule HER2 TKIs include lapatinib (Tykerb/Tyverb, marketed by Novartis), neratinib (Nerlynx, marketed by Puma Biotechnology), tucatinib (Tukysa, marketed by Pfizer), NVL-330 (in development by Nuvalent), RG-6596 (in development by Roche/Zion), sevabertinib (Hyrnuo, marketed by Bayer), and zongertinib (Hernexeos, marketed by Boehringer Ingelheim), among others.
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IAM217 (KIF18A Inhibitor Program): KIF18A is an emerging target, with no products currently approved. We are aware of multiple KIF18A drug candidates in clinical development, including ATX295 (Accent Therapeutics; Phase 1/2 in solid tumors), GH2616 (GenHouse Bio; Phase 1a/1b in solid tumors), MEN2501 (Menarini Group; Phase 1 in solid tumors), sovilnesib (Volastra Therapeutics; Phase 1b in ovarian cancer), and VLS-1488 (Volastra Therapeutics; Phase 1/2 in advanced solid tumors). To address potential therapeutic needs not met by other KIF18A inhibitors, IAM217 was designed to achieve robust brain penetration and a differentiated drug-drug interaction profile. These features may enable development of IAM217 for the treatment of brain metastases and as a combination therapy given with other active anti-cancer agents.
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IAM-C1 (CDK2/4 Dual Inhibitor Program): IAM-C1, our selective dual CDK2/4 inhibitor, is designed to overcome resistance to the class of approved CDK4/6 inhibitors (palbociclib, ribociclib, and abemaciclib) which are the first-line standard of care in HR-positive/HER2-negative breast cancer. By inhibiting CDK2, IAM-C1 has the potential to mitigate intrinsic and acquired resistance that result from cyclin overexpression. Moreover, by avoiding CDK6 inhibition IAM-C1 may cause less neutropenia than what has been seen with CDK4/6 inhibitors. IAM-C1 may compete with both approved CDK4/6 inhibitors and other emerging CDK-directed agents. Other clinical-stage selective CDK2 or CDK4 inhibitors include atirmociclib (Pfizer), tagtociclib (Pfizer), RGT-419B (Genentech), and INX-315 (Incyclix Bio). Additional CDK-directed therapies may be developed in the future, potentially increasing the level of competition in this area. To our knowledge, no dual-selective CDK2/4 inhibitor is approved or in development.

We also face competition from companies pursuing similar indications through different mechanisms of action, including targeted therapies, immunotherapies, ADCs, and gene- or biomarker-driven treatments. Competitors may leverage alliances with large pharma, academic, or technology partners to access greater capital, proprietary data, clinical resources, and commercial infrastructure. We anticipate that advancing our programs into the clinic will require demonstrated clinical benefit, a differentiated profile, and robust intellectual property. Our competitors may obtain patents or other intellectual property rights that limit our ability to develop, manufacture, or commercialize our candidates, or may challenge our IP. Nonetheless, any drug candidate we develop may face competition from existing or new approaches that offer superior efficacy, safety, convenience, pricing, or reimbursement, and there is no guarantee we will achieve or maintain a competitive advantage in any indication pursued.

Manufacturing, operations, and scalable infrastructure

Laboratory automation and closed-loop wet labs

Our molecular superintelligence platform relies on proprietary automated internal laboratory infrastructure, which is designed to operate as an integrated, closed-loop data engine to complement our AI technologies. While conventional biotechnology companies rely on manual, human-driven pipetting, synthesis, and screening, we utilize advanced laboratory automation to reduce experimental variance and shorten operational timelines. This automated environment features a fully integrated array of robotic liquid handling platforms, modular synthesis workstations, purification systems, and analytical screening instrumentation. Experimental libraries, designed via AI tools (Enchant and NeuralPLexer) are translated into machine-executable instructions. The robotic wet labs then increasingly autonomously execute multi-step chemical synthesis, analytical quality control, and automated biological or ADME profiling. By reducing human bias, improving experimental reproducibility, and generating high-fidelity biological data at scale, this architecture acts as a continuous source of proprietary data that constantly retrains and optimizes our underlying predictive algorithms.

Scalable supply chain and CDMO integration architecture

As our proprietary therapeutic assets transition from early-stage discovery into formal, regulatory-enabling development, we deploy a capital-efficient, scalable manufacturing strategy that integrates our automated internal discovery operations with a global network of premier Contract Development and Manufacturing Organizations (CDMOs). While internal automated laboratories maintain complete ownership of early-stage, milligram-scale synthesis to drive the computational DMT framework, we intentionally leverage audited, world-class third-party CDMOs to execute large-scale, clinical-grade Good Manufacturing Practice (GMP) synthesis.

We actively manage this diversified CDMO network to establish secure, redundant, and highly compliant supply chains across our entire pipeline portfolio. This external infrastructure supports the ongoing active clinical supply requirements for the IAM1363 Phase 1/1b trial, ensuring robust substance and product availability for both the monotherapy expansion cohorts and active combination studies. Furthermore, our CDMO partners have successfully initiated scale-up chemistry, formulation development, and analytical validation campaigns to support upcoming regulatory filings. This includes securing the critical GMP batches required to maintain the IND readiness timelines for both the dual CDK2/4 inhibitor program, IAM-C1, and the allosteric KIF18A inhibitor program, IAM217. This tech-transfer and supply-chain framework is designed to enable us to scale our asset portfolio seamlessly from digital inception to advanced clinical testing while adhering strictly to international regulatory and quality control standards.

Collaboration agreements

Takeda collaboration and license agreement

In February 2026, we entered into a Research Collaboration and License Agreement (the Takeda Agreement) with Takeda Pharmaceuticals, U.S.A., Inc. (Takeda). The Takeda Agreement establishes a multi-year research collaboration pursuant to which we apply our proprietary molecular superintelligence platform, together with our integrated high-throughput experimental capabilities, to identify, design, characterize and optimize compounds directed to targets selected by Takeda. Upon completion of the applicable research activities for a target, Takeda will have the exclusive right to develop, manufacture and commercialize certain resulting compounds and products worldwide.

Research collaboration. Under the Takeda Agreement, we are conducting research activities with respect to three initial collaboration targets. Takeda has the right for a certain period following the effective date of the Takeda Agreement, to designate up to three additional targets for inclusion as collaboration targets under the agreement, subject to target availability and the payment of an additional target fee for each available target. For each collaboration target, we will conduct research activities in accordance with a research plan and budget developed and approved by a joint steering committee comprised of representatives of both parties. Takeda has the right, at any time, to assume responsibility for research activities under any research plan upon advance notice to us, in which case we are obligated to assist with the transition of such activities to Takeda. Following the completion of the agreed research activities for a collaboration target, Takeda has the sole right and responsibility, at its cost, to develop, manufacture and commercialize qualifying compounds and products arising from such research activities.

License grant. Under the Takeda Agreement, we grant to Takeda an exclusive, worldwide, royalty-bearing, sublicensable license under certain of our patents and know-how and certain other rights to develop, manufacture, commercialize, and otherwise exploit certain qualifying compounds and products arising from the collaboration.

Financial terms. In consideration for the rights and licenses granted to Takeda under the Takeda Agreement and our performance of research activities thereunder, Takeda paid an upfront payment of $27.0 million and agreed to reimburse our budgeted internal and external research costs incurred in performing activities under the established research plans. Takeda has also agreed to pay us a one-time fee for each additional collaboration target designated by Takeda. We are also eligible to receive success-based milestone payments upon the achievement of specified research, development, and commercial events with respect to each collaboration target and qualifying product, which in the aggregate across all collaboration targets could exceed $1.7 billion and, for a term specified in the agreement, escalating royalties on net sales of qualifying products with rates from mid-single digits to low double digits, which royalties are subject to customary offsets and reductions in specified circumstances.

Exclusivity. We agreed, subject to certain exceptions, not to conduct or permit certain activities with respect to the collaboration targets, including discovering, developing or commercializing compounds directed to those targets, other than pursuant to the Takeda Agreement. The agreement also contains customary provisions addressing competing programs following transactions involving the change of control of a party.

Term and termination. The Takeda Agreement will remain in effect until the expiration of the last royalty term for the last qualifying product, unless earlier terminated. Takeda may terminate the Takeda Agreement in its entirety, or on a target-by-target, product-by-product or country-by-country basis, for convenience and other specified circumstances. The agreement includes other customary termination provisions and specifies the effects in the event of termination.

Other terms. The Takeda Agreement includes certain other customary provisions regarding intellectual property ownership, technology transfer and data sharing, confidentiality, publications, representations and warranties, dispute resolution and other matters.

Lundbeck collaboration and option agreement

In September 2024, we entered into a Collaboration and Option Agreement (the Lundbeck Agreement), with H. Lundbeck A/S (Lundbeck). The Lundbeck Agreement establishes a multi-year research collaboration pursuant to which we apply our proprietary AI-driven drug discovery platform, together with our integrated high-throughput experimental capabilities, to identify, design, characterize and optimize compounds directed to a target selected by Lundbeck. Upon completion of the research program, Lundbeck will have the right, exercisable during a specified option period, to obtain an exclusive license to develop, manufacture and commercialize certain resulting compounds and products worldwide.

Research collaboration. Under the Lundbeck Agreement, we are conducting a staged research program directed to an initial collaboration target, pursuant to an agreed research plan designed to identify, design, characterize and optimize a compound candidate. The activities and results from the activities are subject to oversight and review by a joint steering committee comprised of representatives of both parties, including determining whether certain specified success criteria were accomplished.

Option and license grant. Following the completion of the research program and nomination of development candidates, Lundbeck has an option for a defined period (the Option) to obtain an exclusive, worldwide, royalty-bearing, sublicensable license under certain of our patents and know-how covering the nominated compounds and products containing such compounds, to develop, manufacture, commercialize, and otherwise exploit such compounds and products.

Financial terms. In consideration for the rights and licenses granted to Lundbeck under the Lundbeck Agreement and our performance of research activities thereunder, Lundbeck paid an upfront payment and agreed to reimburse our budgeted internal and external research costs incurred in performing activities under the established research plan. We are also eligible to receive success-based milestone payments upon the achievement of specified research milestones, regardless of whether Lundbeck exercises the Option. If Lundbeck exercises the Option, Lundbeck is required to pay us an option exercise fee.

Following Option exercise, Lundbeck is also required to pay us success-based development, and commercial milestone payments upon the achievement of specified events with respect to licensed products and, for a term specified in the agreement, escalating royalties on net sales of licensed products with rates from mid-single digits to low double digits, which royalties are subject to customary offsets and reductions in specified circumstances.

Exclusivity. The parties agree not to develop or commercialize any small molecule compound or product directed to the collaboration target, other than pursuant to the Lundbeck Agreement. The agreement also contains customary provisions addressing competing programs following transactions involving the change of control of a party.

Term and termination. If Lundbeck timely exercises the Option, the Lundbeck Agreement will remain in effect until the expiration of the last royalty term for the last qualifying product, unless earlier terminated; otherwise the agreement will expire if the Option is unexercised.

Lundbeck may terminate the Lundbeck Agreement in its entirety for convenience and other specified circumstances. We may terminate the Lundbeck Agreement if Lundbeck or any of its affiliates or sublicensees directly or indirectly challenges the validity, enforceability or patentability of certain licensed patents or ceases all material exploitation activities for a continuous period specified in the agreement. The agreement includes other customary termination provisions and specifies the effects in the event of termination.

Other terms. The Lundbeck Agreement includes certain other customary provisions regarding intellectual property ownership, technology transfer, confidentiality, publications, representations and warranties, dispute resolution and other matters.

Intellectual property

Overview

Intellectual property, including patents, trade secrets, know-how and trademarks is important to our business. We are currently seeking, or intend to seek, protection of our intellectual property by filing, obtaining, maintaining, enforcing, and defending patent and other intellectual property rights. We may also license from third parties additional patent rights or know-how that we believe to be necessary or useful to our business. In addition to seeking or possibly licensing patent protection, we rely upon trade secrets and confidential know-how. Our proprietary information is protected, in part, via confidentiality agreements with our employees, consultants, advisors, and collaborators. We also have agreements with our employees requiring their assignment of inventions, as well as similar agreements with selected consultants, advisors, and collaborators.

Our success will depend in part on our ability to obtain and maintain patent protection for our drug candidates and other inventions, defend and enforce our intellectual property rights, preserve our trade secrets, operate without infringing, misappropriating, or otherwise violating the intellectual property and other proprietary rights of third parties, and if necessary, to acquire licenses related to enabling technologies or drug candidates.

If our drug candidates are approved by the U.S. FDA or foreign regulatory bodies, we may also rely on regulatory and legislative non-patent exclusivity protections that are typically triggered by marketing approval of a drug product. In the United States, these include orphan drug exclusivity, pediatric exclusivity, and reference product exclusivity for new chemical entities. The EU and many other key markets outside the United States, have comparable forms of such exclusivity. However, there is no guarantee that we will obtain any of these forms of exclusivity protection for our drug candidates IAM1363, IAM217, or IAM-C1, or any future drug candidate.

Patent property protection

Our drug candidates IAM1363, IAM217, and IAM-C1 are covered in part by issued patents and/or patent applications. The patent positions for biopharmaceutical companies are generally uncertain and can involve complex legal, scientific, and factual issues. We cannot predict whether our patent applications will issue as granted patents in any particular jurisdiction or whether the claims of any granted patent will provide sufficient proprietary protection from competitors. Even if we obtain additional issued patents, those patents, as well as any patents we license from third parties in the future, may be challenged, circumvented, rendered unenforceable, or invalidated by third parties. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted and even challenged after issuance. As a result, we cannot guarantee that our drug candidates will be protected or remain protectable by enforceable patents.

Our patent portfolio includes U.S. provisional patent applications. U.S. provisional patent applications are not eligible to become issued patents unless and until, among other things, we file one or more non-provisional U.S., foreign, and/or PCT Applications within 12 months of the first-filed provisional application to which these non-provisional applications claim priority. With regard to such U.S. provisional patent applications, if we do not timely file any non-provisional patent applications, we will lose our priority date with respect to subject matter and inventions disclosed in these provisional patent applications. Provided no statutory bars to patentability have occurred during the 12-month pendency of the provisional patent application, the option to refile and obtain a later filing date remains open. While we intend to timely file non-provisional patent applications related to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. Further, any such resulting PCT Applications are not eligible to become patents until, among other things, we timely file national stage patent applications in jurisdictions that are party to the Patent Cooperation Treaty, and in which we seek patent protection. If we do not timely file any national stage patent applications, we may lose our priority date with respect to such PCT Applications and any patent protection on inventions disclosed in such PCT Applications.

The term of individual patents in our portfolio depends upon the legal term of patents in the countries in which they are obtained. In most countries in which we file, including the United States, the basic patent term is 20 years from the earliest date of filing an original non-provisional patent application. In the United States, the term of a patent may be eligible for patent term adjustment, which permits patent term restoration as compensation for delays incurred at the United States Patent and Trademark Office, or the USPTO, during the patent prosecution process. A United States patent term may also be shortened, if a patent is terminally disclaimed by its owner, over another patent. In addition, for patents that cover an FDA-approved drug, the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent assuming certain conditions are met. While the length of the patent term extension is related to the length of time the drug is being studied in one or more clinical trials and also under regulatory review, patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval. There are other restrictions that may apply; for example, only one patent per approved drug may be extended under the Hatch-Waxman Act, and only certain types of patent claims are eligible for term extension. Similar extensions are available in certain European and other foreign jurisdictions for extending the term of a patent that covers an approved drug in such jurisdiction. In the future, if and when our drug candidates receive FDA approval, we expect to apply for patent term extensions where they are available on patents covering those products. We plan to seek any available patent term extension of any patents we may be granted in any jurisdiction where such extensions are available. However, there is no guarantee that the relevant authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

Trade secret protection

We may also rely on trade secrets and know-how relating to our discovery programs, drug candidates, data, computational engines, models, and drug development efforts, and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, advisors, and consultants, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, third parties may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets, or disclose our technology. Such events may also lead to the loss of our trade secrets without any recourse. As a result, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us, and for employees and consultants to enter into invention assignment agreements with us. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Where applicable, the agreements provide that all inventions to which the individual contributed as an inventor are assigned or licensed to us, and as such, are our exclusive property and/or that, at a minimum, we have freedom to use such inventions in our business. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary technology by third parties. There can be no assurance, however, that these agreements, measures, and policies will provide meaningful protection or adequate remedies, including for our trade secrets in the event of unauthorized use or disclosure of the underlying information. For more information regarding the risks related to our intellectual property, see the section titled “Risk factors—Risks related to intellectual property.”

Therapeutic protections

Iambic maintains a proactive and comprehensive intellectual property strategy designed to maximize market exclusivity and establish rigorous legal barriers around its proprietary pipeline of internally developed therapeutic assets. We actively file, prosecute, and maintain an extensive global portfolio of patent applications across major commercial jurisdictions, including the United States, the European Union, Japan, China, and other key international markets. This therapeutic intellectual property architecture is anchored by composition-of-matter patent applications, which provide the highest level of statutory protection for novel chemical entities. To establish multiple layers of defense, we supplement these primary filings with secondary patent applications covering specific crystalline structures, polymorphs, pharmaceutical formulations, synthetic manufacturing routes, and targeted methods of use for distinct clinical indications.

HER2 program: IAM1363

For our most advanced program, IAM1363, we have secured and pursued extensive patent protections covering our novel chemical scaffold as a highly selective, pan-mutant, and brain-penetrant HER2 inhibitor. These filings specifically protect the unique structural configurations that enable IAM1363 to operate as a Type II TKI that binds selectively to the inactive DFG-out conformation of the HER2 kinase, a feature that distinguishes it from legacy Type I clinical inhibitors.

As of July 23, 2026, our owned HER2 patent portfolio includes one issued U.S. patent, seven U.S. provisional patent applications, four pending PCT applications, four pending non-provisional U.S. patent applications, 17 pending foreign patent applications, and one issued foreign patent. This portfolio includes composition of matter and method of treatment coverage for IAM1363. The portfolio also provides coverage for formulations and solid state forms of IAM1363. IAM1363 is covered specifically and generically by the issued U.S. patent, which has an estimated expiration of 2043 absent any patent term extensions and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees. In 2026, we expect to file one or more non-provisional patent applications (e.g., a regular U.S. application, a PCT application, and/or foreign national application(s)) claiming the benefit of the filing date of the one or more aforementioned pending U.S. provisional patent applications before their expiration.

KIF18A program: IAM217

We have filed robust patent applications to protect IAM217, our allosteric inhibitor of the mitotic kinesin protein KIF18A. These filings defend the unique chemical space and structural attributes that grant IAM217 full brain penetrance and the ability to maintain unbound target coverage across the IC90 threshold in both plasma and cerebrospinal fluid to treat chromosomally unstable malignancies.

As of June 26, 2026, our owned KIF18A patent portfolio includes two U.S. provisional patent applications, three pending PCT applications, three pending U.S. non-provisional patent applications, and 14 pending foreign patent applications. This portfolio includes composition of matter, method of treatment coverage, and patient selection criteria for IAM217. IAM217 is covered specifically and generically by three U.S. non-provisional applications with an estimated expiration of 2044 or 2045 absent any patent term adjustment or patent term extensions and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees. In 2026, we expect to file one or more non-provisional patent applications (e.g., a regular U.S. application, a PCT application, and/or foreign national application(s)) claiming the benefit of the filing date of the pending U.S. provisional patent applications before their expiration.

CDK program: IAM-C1

For the IAM-C1 program, our patent applications safeguard the novel small molecule structures optimized as selective dual CDK2/4 inhibitors. These claims cover the specific chemical modalities engineered to potently inhibit CDK2 and CDK4 while explicitly sparing CDK1, CDK6, CDK7, and CDK9, providing a proprietary position over compounds designed to circumvent cyclin E-driven resistance while avoiding CDK6-related hematological toxicities.

As of July 23, 2026, our owned CDK patent portfolio includes three U.S. provisional patent applications. This portfolio includes composition of matter and method of treatment coverage for IAM-C1. IAM-C1 is covered specifically and generically by US provisional applications with an estimated expiration of 2046 absent any patent term adjustment or patent term extensions and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees. In 2026, we expect to file one or more non-provisional patent applications (e.g., a regular U.S. application, a PCT application, and/or foreign national application(s)) claiming the benefit of the filing date of the pending U.S. provisional patent applications before their expiration.

This systematic therapeutic filing strategy ensures that as emerging drug candidates are generated by the platform, they are immediately insulated with composition-of-matter protections prior to advancing into preclinical development. As these assets advance through development, we intend to pursue additional patent protection, including methods of use, formulations, dosage forms and dosing schedules, patient population(s), and methods of manufacture.

Platform protections

Beyond individual small molecule candidates, Iambic protects its sustainable competitive advantages through a multi-layered intellectual property framework that safeguards its underlying computational engines and automated physical infrastructure. We utilize a strategic combination of utility patents, source code copyrights, and strictly enforced trade secrets to maintain exclusive control over our molecular superintelligence technology stack. The underlying machine learning algorithms, deep learning neural network architectures, and specific algorithmic training protocols that power NeuralPLexer—our flow-matching generative AI for biomolecular structure prediction—are protected as proprietary assets. This includes the specific computational mechanisms that allow NeuralPLexer to model dynamic protein-ligand complexes. Similarly, the algorithmic configurations and data-ingestion models behind Enchant, Iambic’s multimodal AI model for predicting preclinical and clinical properties, are vigorously protected to preserve our parallel optimization capabilities.

The physical components and operational logic of Iambic’s laboratory automation are similarly protected. The custom hardware interfaces, automated fluidics layouts, robotic scheduling software, and intelligent agent protocols that orchestrate the closed-loop DMT framework are maintained under tight proprietary controls. Crucially, Iambic deliberately preserves its core neural network model weights and its expanding, multi-million-point repository of proprietary experimental data as highly secure trade secrets. Because this vast dataset is generated internally via automated robotic loops, it cannot be replicated by external competitors relying solely on public domain databases. This dual approach to intellectual property protection ensures that while therapeutic patents offer fixed-term commercial exclusivity for specific clinical molecules, the underlying closed-loop discovery engine remains proprietary, establishing a durable, compounding barrier to entry against both traditional pharmaceutical entities and purely computational competitors.

Platform patent protection: OrbNet, NeuralPLexer, and Enchant

As of July 23, 2026, our OrbNet patent portfolio is co-owned with Caltech and comprises two pending foreign patent applications. Any patents issuing from the patent applications have an estimated expiration date in 2041. Our NeuralPLexer patent portfolio includes two pending U.S. non-provisional patent applications, and seven pending foreign patent applications. The NeuralPLexer portfolio includes two patent families, one of which is co-owned with Caltech and NVIDIA with an estimated expiration date of 2044. The remaining family is solely owned by us, with an estimated expiration date of 2045. The Enchant patent portfolio contains one patent family that is solely owned by us. This patent family includes one pending PCT application and any patents issuing from this patent family will have an estimated expiration date in 2045. All projected expiration dates do not take into consideration any potential patent term extensions and assuming timely payment is made of all appropriate maintenance, renewal, annuity, or other governmental fees. The estimated expiration dates do not include any possible patent term extension or adjustment, and assume timely payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

Trademarks

We have and will continue to pursue trademark protection for our name and brand, as well as slogans, taglines, and logos. As of June 30, 2026, we own two U.S. trademark registrations, two pending U.S. trademark applications, 25 foreign trademark registrations, and eight pending foreign trademark applications that comprise or incorporate ADEX, ENCHANT, IAMBIC, IAMBIC THERAPEUTICS, and NEURALPLEXER.

Government regulation

Government authorities in the United States, at the federal, state, and local level, and other countries extensively regulate, among other things, the research, development, preclinical and clinical testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of products such as those we are developing. Generally, before a new drug can be marketed, considerable data must be generated, which demonstrate the drug’s quality, safety, and efficacy. Such data must then be organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

U.S. drug development process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, the approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

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completion of preclinical laboratory tests, animal studies, and formulation studies in accordance with FDA’s good laboratory practice requirements and other applicable regulations;
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submission to the FDA of an IND application, which must become effective before human clinical trials may begin;
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approval by an independent IRB ethics committee, either centralized or with respect to each clinical site, before each clinical trial may be initiated;
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performance of adequate and well-controlled human clinical trials in accordance with GCP requirements to establish the safety and efficacy of the proposed drug for its intended use;
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submission to the FDA of an NDA after completion of all pivotal trials;
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determination by the FDA within 60 days of its receipt of an NDA to accept the filing for substantive review;
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satisfactory completion of an FDA advisory committee review, if applicable;
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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to ensure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality, and purity, and of selected clinical investigation sites to assess compliance with GCPs; and
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FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Prior to beginning the first clinical trial with a drug candidate in the United States, we must submit an IND to the FDA. An IND is a request for authorization from the FDA to administer an IND product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the clinical trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which may review data and endpoints at designated check points, make recommendations and/or halt the clinical trial if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

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Phase 1: The drug candidate is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism, and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
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Phase 2: The drug candidate is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages, and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
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Phase 3: The drug candidate is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.

Post-approval clinical trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a data safety monitoring board or committee. Depending on its charter, this group may determine whether a clinical trial may move forward at designated check points based on access to certain data from the clinical trial.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the meetings at the end of the Phase 2 clinical trial to discuss Phase 2 clinical results and present plans for the pivotal Phase 3 clinical trials that they believe will support approval of the new drug.

Phase 1, Phase 2, and Phase 3 clinical testing may not be completed successfully within a specified period, if at all, and there can be no assurance that the data collected will support FDA approval of a drug candidate. Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality, and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

While the IND is active and before approval, progress reports summarizing the results of the clinical trials and preclinical studies performed since the last progress report must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

NDA review and approval process

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development preclinical and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality, and purity. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of 10 months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates, and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA will typically inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. If the FDA determines that the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 clinical trial or other significant and time-consuming requirements related to clinical trials, preclinical studies, or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may approve the NDA with a REMS to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a medicine and to enable patients to have continued access to such medicines by managing their safe use. It could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries, and other risk minimization tools. The FDA also may offer conditional approval subject to, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may also require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies. In addition, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could impact the timeline for regulatory approval or otherwise impact ongoing development programs.

Expedited development and review programs

The FDA has a fast track designation program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. With regard to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis, or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to 10 months for review of new molecular entity NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires pre-approval of promotional materials as a condition for accelerated approval, which could adversely impact the timing of the commercial launch of the product.

The Food and Drug Administration Safety and Innovation Act established a category of drugs referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek FDA designation of a drug candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work to expedite the development and review of such drug.

Fast track designation, priority review, accelerated approval, and breakthrough therapy designation do not change the standards for approval, but may expedite the development or approval process. Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our drug candidates as appropriate.

Post-approval requirements

Any drug products manufactured or distributed by us pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There are continuing, annual program fees for any marketed drug products. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

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restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
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fines, warning letters, or untitled letters;
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clinical holds on post-approval or Phase 4 clinical studies, if applicable;
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refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product license approvals;
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product seizure or detention, or refusal to permit the import or export of products;
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consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;
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mandated modification of promotional materials and labeling and the issuance of corrective information;
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the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or
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injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates the marketing, labeling, advertising, and promotion of drug products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising, and potential civil and criminal penalties. Physicians may prescribe, in their independent professional medical judgment, legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products. The federal government has levied large civil and criminal fines against companies for alleged improper promotion of off-label use and has enjoined companies from engaging in off-label promotion. The FDA and other regulatory agencies have also required that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA-approved labelling.

U.S. patent-term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND or the issue date of the patent, whichever is later, and the submission date of an NDA plus the time between the submission date of an NDA or the issue date of the patent, whichever is later, and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for a generic version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for a NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages, or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness or generate such data themselves.

Other U.S. regulatory matters

Pharmaceutical manufacturers are subject to additional healthcare laws, regulation, and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation:

•
the federal Anti-Kickback Statute, which makes it illegal for any person or entity, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order, or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation;
•
the federal false claims, including the civil False Claims Act (the FCA), that can be enforced by private citizens through civil whistleblower or qui tam actions, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, and/or impose exclusions from federal health care programs and/or penalties for parties who engage in such prohibited conduct. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•
the federal Open Payments program under the Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) and applicable group purchasing organizations to report annually to CMS information related to payments or other transfers of value made in the previous year to covered recipients, including physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician healthcare professionals (such as physician assistants and nurse practitioners, among others), and teaching hospitals, and information regarding ownership and investment interests held by physicians (as defined above) and their immediate family members; and
•
analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, state laws that require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their sales representatives, and state laws that require biotechnology companies to report information on the pricing of certain drug products.

Similar state and local laws and regulations may also restrict business practices in the pharmaceutical industry, such as state anti-kickback and false claims laws, which may apply to business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by nongovernmental third-party payors, including private insurers, or by patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug manufacturers to file reports relating to pricing and marketing information; state and local laws which require the tracking of gifts and other remuneration and any transfer of value provided to physicians, other healthcare providers and entities; and state and local laws that require certain regulatory licenses to manufacture or distribute our products commercially and/or the registration of pharmaceutical sales representatives; and state and local laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

The risk of our being found in violation of these or other laws and regulations is increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts and their provisions are open to various interpretations. These laws and regulations are subject to change, which can increase the resources needed for compliance and delay drug approval or commercialization. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Also, we may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments. Actual or alleged violation of any such laws or regulations may lead to investigations and other claims and proceedings by regulatory authorities and in certain cases, private actors, and violation of any of such laws or any other governmental regulations that apply may result in penalties, including, without limitation, significant administrative, civil and criminal penalties, damages, fines, additional reporting obligations, and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, the curtailment or restructuring of operations, exclusion from participation in government healthcare programs and imprisonment.

Coverage and reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Significant uncertainty exists as to the coverage and reimbursement status of any newly approved product. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. One third-party payor’s decision to cover a particular product does not ensure that other payors will also provide coverage for the product. As a result, the coverage determination process can require manufacturers to provide scientific details, information on cost-effectiveness, and clinical support for the use of a product to each payor separately. This can be a time-consuming process, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. In addition, third-party payors are increasingly reducing reimbursements for pharmaceutical products and related services. The U.S. government and state legislatures have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical products, in addition to questioning their safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product.

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Pharmaceutical products may face competition from lower-priced products in foreign countries that have placed price controls on pharmaceutical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

U.S. healthcare reform

In the United States and certain foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system. In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States.

In the United States, the pharmaceutical industry has been subject to various federal and state measures focused on reducing the costs of healthcare, including cost of prescription drugs. For example, in August 2022, Congress passed the Inflation Reduction Act of 2022, which includes prescription drug provisions that have significant implications for the pharmaceutical industry and Medicare beneficiaries, including allowing the federal government to negotiate a maximum fair price for certain high-priced single-source Medicare drugs, imposing penalties and excise tax for manufacturers that fail to comply with the drug price negotiation requirements, requiring inflation rebates for all Medicare Part B and Part D drugs, with limited exceptions, if their drug prices increase faster than inflation, and redesigning Medicare Part D to reduce out-of-pocket prescription drug costs for beneficiaries, among other changes. Only high-expenditure single-source drugs that have been approved for at least seven years (11 years for single-source biologics) can qualify for negotiation, with the negotiated price taking effect two years after the selection year. Various industry stakeholders have initiated lawsuits against the federal government asserting that the price negotiation provisions of the Inflation Reduction Act are unconstitutional. In June 2026, the CMS issued a proposed rule that would codify policies established in guidance documents for the Medicare Drug Price Negotiation Program for initial price applicability year 2029 and beyond. CMS plans to release guidance in 2026 to implement policies related to the effectuation of the maximum fair price (MFP) for the Medicare Drug Price Negotiation Program for 2028, consistent with the Inflation Reduction Act.

Further, the current administration has issued executive orders focused on decreasing prescription drug prices, including directing the Secretary of HHS to establish a mechanism through which U.S. patients can buy drugs directly from manufacturers who sell at a most-favored-nation price and directing the U.S. Trade Representative and Secretary of Commerce to take action to ensure foreign countries are not engaged in practices that purposefully and unfairly undercut market prices and drive price hikes in the United States. In November 2025, the CMS announced a voluntary initiative called the GENEROUS Model to introduce the option of most-favored-nation pricing to the Medicaid program, whereby a drug manufacturer may voluntarily offer supplemental rebates to participating state Medicaid programs for a manufacturer’s covered outpatient drugs. Government agreements with pharmaceutical companies and other measures that use most-favored-nation pricing targets for prescription drugs or that increase generic and biosimilar drug entry sooner than expected can have a material adverse effect on our industry, ability to set adequate pricing for new drugs to recover research and development costs, ability to attract potential investors and potential buyers in the future, or the pricing of our approved product in the United States and in foreign countries. The impact of these and future legislative, executive, and administrative actions implemented by the government on us and the pharmaceutical industry as a whole is unclear.

We expect that these, as well as reform measures that may be adopted in the future, may result in additional downward pressure on the price that we receive for any approved drug product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once regulatory approval is obtained.

Foreign regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical studies, marketing approval of new medicines, and any commercial sales and distribution of our drug candidates. Whether or not we obtain FDA approval for a drug candidate, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical studies or marketing of any approved product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical study application much like the IND prior to the commencement of human clinical studies. For example, in the European Union, the Clinical Trials Regulation (CTR) repealed the Clinical Trials Directive (EC) No. 2001/20/EC in the EU Member States. The CTR harmonizes the processes for assessment and supervision of clinical trials throughout the EU. Clinical trial sponsors must apply to start a new clinical trial via the Clinical Trials Information System (CTIS), and any trials approved under the Clinical Trials Directive that continue running need to comply with the CTR, and their sponsors must have recorded information on them in CTIS. National regulators in the EU Member States and EU/EEA countries use the CTIS. The requirements and the process governing the conduct of clinical studies, product licensing, coverage, pricing, and reimbursement vary from country to country. In all cases, clinical studies are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Employees and human capital resources

As of June 30, 2026, we had 147 full-time employees, of whom 118 were engaged in research and development and 29 in general and administrative functions, and 101 held advanced degrees. Our employees are located primarily at our San Diego, California headquarters and in Bristol, United Kingdom. None of our employees is represented by a labor union or covered under a collective bargaining agreement. We have not experienced any work stoppages due to employee disputes, and we consider our relationship with our employees to be good.

Our workforce reflects the interdisciplinary nature of our platform, spanning machine learning, software engineering, chemistry, biology, laboratory automation, and clinical development. Our success depends on our ability to attract, retain, and motivate qualified personnel, for whom competition is intense, and we use a combination of competitive compensation, equity awards, and benefits to align our employees’ interests with those of our stockholders.

Facilities

Our corporate headquarters and laboratories are located in San Diego, California, where we currently lease approximately 12,545 square feet of office and laboratory space under a lease that expires in June 2031.

In January 2026, we entered into a new lease, as amended in March 2026 and in July 2026, for approximately 95,985 square feet of office and laboratory space in San Diego, which we expect to occupy in phases beginning in late 2026 and to serve as our new corporate headquarters.

We also lease office space in Massachusetts and Virginia, as well as in Bristol, United Kingdom through our subsidiary, Iambic Therapeutics UK, and in Dublin, Ireland, through our subsidiary, Iambic Therapeutics IRE.

We lease all of our facilities and do not own any real property. We believe our facilities are adequate to meet our current needs, and we expect to add or modify space as our operations require.

Legal proceedings

From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of our business. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations.

Management

Executive officers and directors

The following table sets forth information regarding our executive officers and directors as of June 30, 2026:

Name	Age	Position(s)
Executive officers and employee directors
Thomas Miller, Ph.D.	48	Chief Executive Officer and Director
Frederick Manby, Ph.D.	54	Chief Technology Officer and Director
Neil Josephson, M.D.	65	Chief Medical Officer
Peter Olson, Ph.D.	51	Chief Scientific Officer
Michael Secora, Ph.D.	43	Chief Financial Officer and Chief Corporate Development Officer
Non-employee directors
Jishnu Bhattacharjee	48	Director
Evan Rachlin, M.D.	42	Director
William Rastetter, Ph.D.	78	Director
Shalini Sharp	51	Director
Mary Tagliaferri, M.D.	60	Director
Jacob Vogelstein, Ph.D.	48	Director
Kurt von Emster	59	Director

(1)
Member of the audit committee
(2)
Member of the compensation committee
(3)
Member of the nominating and corporate governance committee

Executive officers and employee directors

Thomas Miller, Ph.D. Dr. Miller has served as a member of our board of directors since he co-founded the Company in October 2019 and as our Chief Executive Officer since April 2020. Previously, Dr. Miller was a Professor of chemistry from February 2013 to March 2022 and Assistant Professor of Chemistry from June 2008 to February 2013 at the California Institute of Technology. He currently serves as a director of Veracyte, Inc., a genomic diagnostics company. Dr. Miller holds a B.S. in Chemistry and Mathematics from Texas A&M University, an M.Phil. in Theoretical Chemistry from University College London and a Ph.D. in Theoretical Chemistry from the University of Oxford.

We believe Dr. Miller is qualified to serve on our board of directors because of his role as co-founder and Chief Executive Officer of the Company, his extensive knowledge of the Company’s technology, strategy, and operations, and his scientific and technical expertise.

Frederick Manby, Ph.D. Dr. Manby has served as a member of our board of directors since he co-founded the Company in October 2019 and as our Chief Technology Officer since April 2020. Previously, Dr. Manby was a Professor of Theoretical Chemistry from August 2010 to March 2022 at the University of Bristol. He holds a B.Sc. and Ph.D. in Chemistry from the University of York.

We believe Dr. Manby is qualified to serve on our board of directors because of his deep scientific expertise, his role as a co-founder and Chief Technology Officer in developing the Company’s platform, and his knowledge of the Company’s technology.

Neil Josephson, M.D. Dr. Josephson has served as our Chief Medical Officer since January 2024. From April 2019 to January 2023, he served in various clinical-development leadership roles at Zymeworks, Inc., a biotechnology company, including as Chief Medical Officer from November 2021 to January 2023, as Interim Chief Medical Officer

from May 2021 to November 2021, and as Senior Vice President, Clinical Research from August 2020 to November 2021. Prior to Zymeworks, Dr. Josephson served in positions of increasing responsibility in clinical development at Seattle Genetics, Inc., a biotechnology company, from October 2013 to April 2019, most recently as Vice President, Clinical Development. Dr. Josephson completed fellowship training in Hematology and Oncology at the University of Washington and holds a B.A. in Biology from Dartmouth College and an M.D. from Columbia University.

Peter Olson, Ph.D. Dr. Olson has served as our Chief Scientific Officer since December 2024. From January 2024 to December 2024, he served as Vice President, Research at Bristol-Myers Squibb Company (BMS), a biopharmaceutical company. From October 2015 to January 2024, Dr. Olson served in various executive roles at Mirati Therapeutics, Inc., an oncology company acquired by BMS in January 2024, most recently as Vice President, Research in January 2024, Executive Director of Research from January 2022 to January 2024 and Senior Director of Research from May 2019 to January 2022. He holds a B.S. in Biochemistry from the University of California, Davis and a Ph.D. in Biology from the University of California, San Diego.

Michael Secora, Ph.D. Dr. Secora has served as our Chief Financial Officer and Chief Corporate Development Officer since January 2025. Prior to joining us, he served as Chief Financial Officer at Recursion Pharmaceuticals, Inc., a clinical-stage TechBio company, from March 2020 through November 2024 and as Advisor from November 2024 through December 2024. From July 2010 through February 2020, Dr. Secora served as Managing Director and Head of Capital Markets and Venture at Laurion Capital Management LP, an investment firm. He holds B.S. degrees in Mathematics and Physics from the Massachusetts Institute of Technology and a Ph.D. in Applied and Computational Mathematics from Princeton University.

Non-employee directors

Jishnu Bhattacharjee. Mr. Bhattacharjee has served as a member of our board of directors since February 2022. He has served in various investment roles at Nexus Venture Partners, a venture capital firm, since July 2008 and currently serves as a partner and managing member. Mr. Bhattacharjee currently serves on the boards of directors of several privately-held technology companies bringing AI innovations across industries. He holds a B. Tech in Electronics and Communications Engineering from IIT Kharagpur, an M.S. in Electrical and Computer Engineering from Georgia Tech, and an M.B.A. from the Stanford Graduate School of Business.

We believe Mr. Bhattacharjee is qualified to serve on our board of directors because of his extensive experience as a venture capital investor in technology and life sciences companies and his service on the boards of directors of numerous private companies.

Evan Rachlin, M.D. Dr. Rachlin has served as a member of our board of directors since September 2023. He has served as a Managing Partner at Ascenta Capital, a venture capital firm he co-founded, since January 2023. From April 2019 to April 2022, Dr. Rachlin served as a Managing Director at Blackstone Life Sciences, a private investment platform. From June 2015 to March 2019, he served as Head of Strategy at Moderna, Inc., a pharmaceutical and biotechnology company. He was a Principal at Bain Capital Ventures from September 2012 to May 2015, and began his career at McKinsey & Company. He holds an A.B. in Biochemistry and Japanese from Harvard College and an M.D. and M.B.A. from Harvard Medical School and Harvard Business School.

We believe Dr. Rachlin is qualified to serve on our board of directors because of his deep knowledge of the biopharmaceutical industry and his medical and business experience.

William Rastetter, Ph.D. Dr. Rastetter has served as a member of our board of directors since March 2023. He has served as a director of Daré Bioscience, Inc. since January 2014, Fate Therapeutics, Inc. since December 2011, and Neurocrine Biosciences, Inc. since February 2010. He has served as chair of those boards since July 2019, December 2011, and May 2011, respectively. Dr. Rastetter previously served as the Interim Chief Executive Officer and Chairman of Grail, Inc., and as a member of the board of directors of Regulus Therapeutics, Inc. from April 2013 until its acquisition by Novartis AG in June 2025. Dr. Rastetter was a partner in the venture capital firm, Venrock, from 2006 through early 2013. He was Chief Executive Officer of IDEC Pharmaceuticals from December 1986 through November 2003, and was Executive Chairman of Biogen Idec, Inc. from November 2003 through 2005. Dr. Rastetter holds an S.B. in Chemistry from the Massachusetts Institute of Technology and an M.A. and Ph.D. in Chemistry from Harvard University.

We believe Dr. Rastetter is qualified to serve on our board of directors because of his extensive experience in the biotechnology industry, his broad leadership experience with multiple public and private biotechnology companies, and his experience as a venture capital investor.

Shalini Sharp. Ms. Sharp has served as a member of our board of directors since September 2025. Since January 2026, she has served as a professional faculty member in business and policy at the University of California, Berkeley. She served as Executive Vice President and Chief Financial Officer of Ultragenyx Pharmaceutical, Inc., a biopharmaceutical company, from May 2012 until October 2020. Ms. Sharp currently serves on the boards of directors of BeOne Medicines Ltd., formerly BeiGene, Ltd., since September 2024, Neurocrine Biosciences Inc. since February 2020, Organon & Co. since May 2021 and Septerna, Inc. since January 2024. She previously served on the boards of directors of Mirati Therapeutics, Inc., prior to its acquisition by BMS from March 2021 to January 2024, Sutro Biopharma, Inc. from November 2018 to April 2023, and Precision BioSciences, Inc. from December 2018 to June 2022. She holds an A.B. in English and American Literature from Harvard University and an M.B.A. from Harvard Business School.

We believe Ms. Sharp is qualified to serve on our board of directors because of her extensive experience as a senior financial executive at various biopharmaceutical companies and her service on the boards of directors of numerous companies.

Mary Tagliaferri, M.D. Dr. Tagliaferri has served as a member of our board of directors since August 2024. She joined Nektar Therapeutics, Inc. in January 2015 and has served in various executive roles including as Senior Vice President, Chief Medical Officer since September 2025, as Senior Vice President, Chief Medical/ Development Officer from May 2022 to February 2025, as Senior Vice President, Executive Clinical Fellow from April 2020 to April 2022 and as Senior Vice President, Chief Medical Officer from November 2017 to May 2020. Dr. Tagliaferri previously served on the boards of directors of Enzo Biochem, Inc. from November 2020 to August 2024, RayzeBio, Inc. from September 2021 to February 2024, and Y-mAbs Therapeutics, Inc. from March 2024 to July 2025. She holds a B.S. in Agricultural Economics and Business Management from Cornell University, a Post-Baccalaureate Degree in Science from Bryn Mawr College, an M.S. in Oriental Medicine from American College of Traditional Chinese Medicines, and an M.D. from the University of California, San Francisco.

We believe Dr. Tagliaferri is qualified to serve on our board of directors because of her medical training and clinical-development expertise, her extensive leadership experience in the biopharmaceutical industry, and her experience serving on the boards of directors of multiple public companies.

Jacob Vogelstein, Ph.D. Dr. Vogelstein has served as a member of our board of directors since July 2021. He has served as a Managing Partner of Catalio Capital Management, LP, an investment firm he co-founded, specializing in the biomedical technology and life sciences sectors, since June 2020. From January 2016 to December 2020, he served as a General Partner at Camden Partners Holdings, LLC, a private equity firm that spun-out of T. Rowe Price. Dr. Vogelstein currently serves on the boards of directors of several privately-held companies. He holds a B.S. in Bio-Electrical Engineering from Brown University and a Ph.D. in Biomedical Engineering from the Johns Hopkins University School of Medicine.

We believe Dr. Vogelstein is qualified to serve on our board of directors because of his experience in life sciences investing and his scientific expertise.

Kurt von Emster. Mr. von Emster has served as a member of our board of directors since September 2023. He joined Abingworth LLP, a venture capital firm, as a Partner in January 2015 and has served as a Managing Partner since July 2015. Abingworth LLP was acquired by The Carlyle Group in 2022 and is a wholly owned subsidiary of The Carlyle Group. From May 2009 until January 2015, he served as a Partner at venBio LLC, a venture capital firm he co-founded. He currently serves on the boards of directors of Jasper Therapeutics, Inc., a biotechnology company, and several privately held companies. He previously served on the boards of directors of CymaBay Therapeutics, Inc. until April 2024, CRISPR Therapeutics AG until June 2019, Vaxcyte, Inc. until June 2022, and Vera Therapeutics, Inc. until May 2022. Mr. von Emster holds a B.S. in Business and Economics from the University of California, Santa Barbara and is a Chartered Financial Analyst (CFA).

We believe Mr. von Emster is qualified to serve on our board of directors because of his financial and investment expertise and his experience serving on the boards of directors of numerous life sciences and biopharmaceutical companies.

Family relationships

There are no family relationships among any of our executive officers or directors.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. Except as described under the section titled “Certain relationships and related party transactions,” there are no arrangements or understandings between any of our directors or executive officers and any other person pursuant to which he or she was selected to serve as a director or executive officer.

Code of business conduct and ethics

Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer, or controller or persons performing similar functions, as well as our contractors, consultants and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at www.iambic.ai. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.

Board of directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of nine directors. After the completion of this offering, the number of directors will be fixed from time to time by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•
the Class I directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2027;
•
the Class II directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2028; and
•
the Class III directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2029.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following their election and until their successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of capital stock—Anti-takeover effects of certain provisions of

Delaware law, our certificate of incorporation and our bylaws.”

Director independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that , , , , and , representing of our nine directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain relationships and related party transactions.”

Lead independent director

Our board of directors intends to adopt corporate governance guidelines that will provide that one of our independent directors will serve as our lead independent director at any time when the chairperson of our board of directors is not independent, including when our chief executive officer serves as the chairperson of our board of directors.

Role of board in risk oversight process

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee established by the board of directors will be responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee established by the board of directors will be responsible for overseeing the management of risks relating to accounting matters and financial reporting, as well as compliance with legal and regulatory requirements and risks and exposures associated with security and privacy matters. The nominating and corporate governance committee to be established by the board of directors will be responsible for overseeing the management of risks associated with the independence of our board of directors and potential conflicts of interest. Although each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is and will continue to be regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.

Audit committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be , and , with serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of Nasdaq. In addition, our board of directors has determined that is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:

•
select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•
review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•
evaluate the independence and qualifications of our independent registered public accounting firm;
•
review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•
review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•
discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•
oversee the design, implementation and performance of our internal audit function, if any;
•
set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•
review, approve and monitor related party transactions;
•
adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•
review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory and ethical compliance programs; and
•
review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.

Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Compensation committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be , and , with serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of Nasdaq applicable to compensation committee members. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following completion of this offering, our compensation committee will, among other things:

•
review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;
•
review, approve and administer our employee benefit and equity incentive plans;
•
establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•
make recommendations to our board of directors regarding non-employee director compensation; and

•
approve or make recommendations to our board of directors regarding the creation or revision of any clawback policy.

Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of Nasdaq.

Nominating and corporate governance committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be , and , with serving as chairperson, each of whom meets the requirements for independence under the listing standards of Nasdaq. Following completion of this offering, our nominating and corporate governance committee will, among other things:

•
review and assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•
identify, evaluate, select, or make recommendations to our board of directors regarding nominees for election to our board of directors;
•
develop policies and procedures for considering stockholder nominees for election to our board of directors;
•
review our succession planning process for our chief executive officer and any other members of our executive management team;
•
review and make recommendations to our board of directors regarding the composition, organization and governance our board of directors and its committees;
•
review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;
•
oversee director orientation for new directors and continuing education for our directors;
•
oversee the evaluation of the performance of our board of directors and its committees;
•
review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
•
administer policies and procedures for communications with the non-management members of our board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of Nasdaq.

Compensation committee interlocks and insider participation

The members of our compensation committee are , and . None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director compensation

Prior to this offering, we did not have a formal policy with respect to compensation payable to our non‑employee directors. During 2025, none of our non-employee directors received compensation for services to us except Ms. Sharp, who received an option to purchase 350,000 shares of common stock in December 2025 with a per share exercise price of $1.66 in connection with her joining our board of directors. Ms. Sharp’s option vests as to 25% of the shares subject to the option on the one-year anniversary of the September 25, 2025, vesting commencement date and as to 1/36th of the remaining shares subject to the option monthly thereafter, subject to Ms. Sharp continuing to provide services to the Company through each such date.

Directors who are also our employees receive no additional compensation for their service as directors. The compensation received by Drs. Miller and Manby as employees is set forth in the section titled “Executive compensation.” The following table sets forth information regarding the total compensation awarded to, earned by or paid to our non-employee directors for the year ended December 31, 2025.

Name	Option awards ($)(1)	Total ($)
Jishnu Bhattacharjee	—	—
Evan Rachlin	—	—
William Rastetter	—	—
Shalini Sharp	446,308	446,308
Mary Tagliaferri	—	—
Jacob Vogelstein	—	—
Kurt von Emster	—	—

(1)
In accordance with SEC rules, this column reflects the aggregate grant-date fair value of the options granted during 2025 and calculated in accordance with FASB, ASC Topic 718. The assumptions used to calculate the value of our option awards are the same as those provided in Note 7 to our consolidated financial statements included elsewhere in this prospectus with respect to the value of the options.

The following table lists all outstanding stock option awards held by non-employee directors as of December 31, 2025:

Name	Number of shares underlying outstanding options
Jishnu Bhattacharjee	—
Evan Rachlin	—
William Rastetter	350,000
Shalini Sharp	350,000
Mary Tagliaferri	350,000
Jacob Vogelstein	—
Kurt von Emster	—

We anticipate adopting a formal compensation policy for our non-employee directors, which will govern their cash and equity compensation upon and following this offering.

Limitation of liability and indemnification of officers and directors

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors and certain of our officers for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the DGCL.

In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the DGCL. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us to, among other things, indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Executive compensation

As an “emerging growth company” under the JOBS Act, we have elected to comply with the scaled executive compensation disclosure rules applicable to such companies. As a result, this section does not include a compensation discussion and analysis, includes fewer named executive officers, and covers fewer years than would be required of a larger reporting company.

Our named executive officers for the fiscal year ended December 31, 2025, are listed below. We have elected to voluntarily name Dr. Manby, our co-founder and Chief Technology Officer, as a named executive officer in this prospectus even though he would not be considered a named executive officer for 2025 under the applicable SEC compensation disclosure rules because his 2025 total compensation was lower than Drs. Olson and Secora, who received new hire equity awards in 2025. Our voluntary inclusion of Dr. Manby for 2025 does not obligate us to include him in future periods. Our named executive officers for 2025 were:

•
Thomas Miller, Ph.D., our Chief Executive Officer;
•
Frederick Manby, Ph.D., our Chief Technology Officer;
•
Peter Olson, Ph.D., our Chief Scientific Officer; and
•
Michael Secora, Ph.D., our Chief Financial Officer and Chief Corporate Development Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations, and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary compensation table for fiscal 2025

The following table sets forth information regarding the compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2025:

Name and principal position	Year	Salary ($)	Bonus ($)		Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)		Total ($)
Thomas Miller, Ph.D. Chief Executive Officer	2025	572,458	—		—	311,990	21,755	(3)	906,203
Frederick Manby, Ph.D.(4) Chief Technology Officer	2025	455,451	—		—	224,286	27,327	(5)	707,064
Peter Olson, Ph.D. Chief Scientific Officer	2025	410,000	—		1,182,808	178,760	21,420	(3)	1,792,988
Michael Secora, Ph.D. Chief Financial Officer and Chief Corporate Development Officer	2025	450,000	225,000	(6)	2,074,617	196,200	61,461	(7)	3,007,278

(1)
In accordance with SEC rules, this column reflects the aggregate grant-date fair value of the options granted during 2025 and calculated in accordance with FASB, ASC Topic 718, rather than the amounts paid or realized by the named executive officer. The assumptions used to calculate the value of our option awards are the same as those provided in Note 7 to our consolidated financial statements included elsewhere in this prospectus with respect to the value of the options.
(2)
The amount reported represents the performance bonus payment earned by each of our named executive officers for 2025, as described in the “Annual performance bonus opportunity” subsection below.
(3)
Consists of (i) $21,000 in matching contributions to our 401(k) plan and (ii) life and disability premiums ($755 and $420 for Drs. Miller and Olson, respectively).
(4)
Dr. Manby’s compensation was paid in British pounds (£) and has been converted to U.S. dollars (USD) in the table above. The actual base salary earned by Dr. Manby in 2025 was £345,688, which was converted to USD using the average foreign exchange rate for 2025 of 1£ = 1.3175 USD. The actual cash performance bonus earned by Dr. Manby for 2025 was £169,560, which was converted to USD using the foreign exchange rate on the March 31, 2026 payment date of 1£ = 1.3228 USD.
(5)
Consists of £20,741 in retirement plan contributions, which have been converted to USD using the average foreign exchange rate for 2025 of 1£ = 1.3175 USD.
(6)
Represents a one-time cash signing bonus paid to Dr. Secora in connection with his commencement of employment.
(7)
Consists of (i) a $40,000 relocation bonus, (ii) $21,000 in matching contributions to our 401(k) plan and (iii) $461 in life and disability premiums.

Fixed cash compensation

The following table sets forth the annual base salary rate in effect for each of our named executive officers for fiscal year 2025. The base salary rate reflects each executive's annualized salary and may differ from the base salary actually earned and paid during fiscal year 2025, which is reported in the Summary Compensation Table above.

Name	2025 base salary
Thomas Miller, Ph.D.	$588,500	(1)
Frederick Manby, Ph.D.	$487,154	(2)
Peter Olson, Ph.D.	$410,000
Michael Secora, Ph.D.	$450,000

(1)
Reflects Dr. Miller’s 2025 annual base salary effective June 1, 2025; from January 1, 2025, through May 31, 2025, Dr. Miller’s annual base salary was $550,000.
(2)
Dr. Manby’s 2025 annual base salary was paid in British pounds and converted to USD for purposes of the table above using the average foreign exchange rate for 2025 of 1£ = 1.3175 USD. Dr. Manby’s 2025 annual base salary effective June 1, 2025, was £369,750 ($487,154); from January 1, 2025, through May 31, 2025, Dr. Manby’s annual base salary was £312,000 ($411,067).

Annual performance bonus opportunity

Each of our named executive officers is eligible to receive annual performance-based cash bonuses under our annual performance bonus program. The performance-based bonus each named executive officer is eligible to earn is generally based on the extent to which we achieve certain Company performance goals, as determined by our board of directors. For 2025, Dr. Miller’s annual target bonus was 50% of annual base salary, Dr. Manby’s annual target bonus was 45% of annual base salary and each of Drs. Olson’s and Secora’s annual target bonus was 40% of annual base salary.

In January 2026, our board of directors approved the annual performance-based bonuses earned by each of our named executive officers for 2025 performance, as set forth in the Summary compensation table for fiscal 2025 above.

Equity based incentive awards

Our equity-based incentive awards are designed to more closely align our interests and those of our stockholders with the interests of our employees and consultants, including our named executive officers.

Prior to this offering, we have granted equity awards in the form of stock options, restricted stock, and restricted stock units under the terms of our Amended and Restated 2020 Equity Incentive Plan (2020 Plan). Following this offering, we will grant equity awards under the terms of our 2026 Equity Incentive Plan (2026 Plan). The terms of the 2020 Plan and the 2026 Plan are described in the subsection titled “Employee benefit and stock plans.”

Drs. Miller and Manby did not receive any stock option or other equity award grants during 2025. Drs. Secora and Olson each received new hire stock option grants in January 2025 in connection with their commencement of employment with us. Dr. Secora received an option to purchase 2,000,000 shares of common stock and Dr. Olson received an option to purchase 1,135,840 shares of common stock, each for a per share exercise price of $1.39. The options granted to Dr. Secora vest as to 1/48th of the shares monthly following the January 2025 vesting commencement date, subject to Dr. Secora continuing to provide services to the Company through each such date, and subject to double-trigger acceleration as described below under “Named executive officer agreements.” The options granted to Dr. Olson vest 25% of the shares on the 12-month anniversary of the December 2024 vesting commencement date and 1/48th of the shares monthly thereafter, subject to Dr. Olson continuing to provide services to the Company through each such date, and subject to double-trigger acceleration as described in the subsection titled “Named executive officer agreements.”

In March 2026, our board of directors granted each of Drs. Miller and Manby a performance-vesting restricted stock unit to be issued 1,669,080 shares of common stock and options to purchase 715,320 shares of common stock for a per share exercise price of $1.66. The restricted stock unit award will vest upon the achievement of both a liquidity event requirement and a business milestone requirement as determined by the 2020 Plan administrator. The liquidity event requirement will be met in connection with this offering; the business milestone has not been met as of the date of this prospectus. The option vests as to 1/48th of the shares monthly following the February 2026 vesting commencement date, subject to Drs. Miller and Manby, respectively, continuing to provide services to the Company through each such date, and subject to double-trigger acceleration as described in the subsection titled “Named executive officer agreements." In addition, in March 2026, our board of directors granted Dr. Secora an option to purchase 50,000 shares of common stock and Dr. Olson an option to purchase 300,000 shares of common stock, each for a per share exercise price of $1.66. The options vest as to 1/48th of the shares monthly following the February 2026 vesting commencement date, subject to Drs. Secora and Olson, respectively, continuing to provide services to the Company through each such date, and subject to double-trigger acceleration as described in the subsection titled “Named executive officer agreements.”

Outstanding equity awards at fiscal 2025 year end

The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2025. None of our named executive officers held stock awards that were unvested as of December 31, 2025.

		Option Awards(1)(2)
Name	Grant date	Number of securities underlying unexercised options exercisable (#)		Number of securities underlying unexercised options unexercisable (#)		Equity incentive plan awards: number of securities underlying unexercised unearned options (#)		Option exercise price ($)	Option expiration date
Thomas Miller, Ph.D.	4/17/2023	105,529	(3)	—		—		$0.57	4/17/2033
	8/7/2024	289,966		271,541	(4)	—		$1.23	8/7/2034
	8/7/2024	—		—		724,108	(5)	$1.23	8/7/2034
Frederick Manby, Ph.D.	4/17/2023	205,529	(3)	—		—		$0.57	4/17/2033
	8/7/2024	452,566		271,541	(4)	—		$1.23	8/7/2034
	8/7/2024	—		—		724,108	(5)	$1.23	8/7/2034
Peter Olson, Ph.D.	1/8/2025	283,960		851,880	(6)	—		$1.39	1/8/2035
Michael Secora, Ph.D.	1/8/2025	458,333		1,541,667	(7)	—		$1.39	1/8/2035

(1)
All of the outstanding stock option awards were granted under and subject to the terms of the 2020 Plan.
(2)
The stock option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors based on third party valuations of our common stock.
(3)
The option was immediately exercisable as of the date of grant, with unvested shares acquired on exercise subject to a right of repurchase in favor of us at the original exercise price and which lapses in accordance with the following vesting schedule: twenty-five percent (25%) of the shares subject to the option vested on March 1, 2024, and 1/48th of the shares subject to the option vest each month thereafter on the same day of the month, subject to the executive continuing to be a service provider to the Company through each such date. As of December 31, 2025, 64,228 shares subject to the option were unvested.
(4)
One forty-eighth (1/48th) of the shares subject to the option vested on July 1, 2023, and 1/48th of the shares subject to the option vest each month thereafter on the same day of the month, subject to the executive continuing to be a service provider to the Company through each such date.
(5)
Fifty percent (50%) of the shares subject to the option vest upon the Company’s submission to the FDA of an IND application relating to cyclin-dependent kinase and fifty percent (50%) of the shares subject to the option vest upon the Company signing an agreement for a partnership with a leading pharmaceutical company, as determined by the 2020 Plan administrator in accordance with the terms of the award. In early 2026, the Board determined that the first goal had been met and accordingly, 50% of the option became vested.
(6)
Twenty-five percent (25%) of the shares subject to the option vested on December 9, 2025, and 1/48th of the shares subject to the option vest each month thereafter on the same day of the month, subject to the executive continuing to be a service provider to the Company through each such date.
(7)
The option was immediately exercisable as of the date of grant, with unvested shares acquired on exercise subject to a right of repurchase in favor of us at the original exercise price and which lapses in accordance with the following vesting schedule: one forty-eighth (1/48th) of the shares subject to the option vested on February 1, 2025, and 1/48th of the shares subject to the option vest each month thereafter on the same day of the month, subject to the executive continuing to be a service provider to the Company through each such date. As of December 31, 2025, 1,541,667 shares subject to the option were unvested.

Named executive officer agreements

With the exception of Dr. Manby (who is otherwise described below), the employment of each of our named executive officers is “at will” and may be terminated at any time. We entered into an offer letter with Dr. Miller in 2020 that provided for his initial terms of employment, and we entered into a severance agreement with Dr. Miller in 2021 that provides for certain severance benefits. Under the terms of the severance agreement, in the event of a termination of employment by us without “cause” or by Dr. Miller for “good reason” (as such terms are defined in the severance agreement), Dr. Miller will be entitled to a lump sum cash payment equal to 24 months of annual base salary.

We entered into an offer letter with Dr. Manby in 2020 that provided for his initial terms of employment, including a base salary and annual discretionary bonus opportunity. In the event of a termination of employment by us, Dr. Manby will be entitled to a period of notice or a payment in lieu of notice, as required by applicable U.K. law, which notice period is currently expected to be 5 weeks and will increase with Dr. Manby’s tenure with us up to a maximum of 12 weeks.

We entered into an offer letter with Dr. Secora effective in 2025 that provided for his initial terms of employment, including a base salary, a one-time signing bonus and relocation bonus, and an annual discretionary bonus target of 40% of his annual base salary. In the event of a termination of employment by us without “cause,” other than due to his death or disability, Dr. Secora’s offer letter provides that he will be entitled to a lump sum cash payment equal to 12 months of annual base salary.

We entered into an offer letter with Dr. Olson in 2024 that provided for his initial terms of employment, including a base salary and an annual discretionary bonus target of 40% of his annual base salary. In the event of a termination of employment by us without “cause,” other than due to his death or disability, Dr. Olson’s offer letter provides that he will be entitled to a lump sum cash payment equal to 6 months of annual base salary.

With the exception of Dr. Manby, the receipt of the severance payments to each of our named executive officers described above is conditioned on the executive officer signing a general release of claims in favor of the Company and allowing such release to become effective.

In addition, each of our named executive officers’ stock options contain “double trigger” vesting acceleration provisions under which vesting accelerates in full upon the officers’ involuntary termination (generally a termination without “cause” or resignation with “good reason”) that occurs within 12 months following a change in control of the Company and in some cases, within three months prior to the change in control.

Each of our named executive officers has also executed our standard form of confidential information, invention assignment and arbitration agreement.

In connection with this offering, we intend to enter into a confirmatory employment letter with each of our named executive officers, which will supersede the current offer letters.

Employee benefit and stock plans

Amended and restated 2020 equity incentive plan

Our 2020 Plan was adopted by our board of directors as the 2020 Stock Plan on March 24, 2020, and approved by stockholders on March 24, 2020. The 2020 Plan was most recently amended in February 2026. Our 2020 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units (collectively, Awards) to eligible employees and consultants and any parent or subsidiary of the Company and members of our board of directors.

Our 2020 Plan will be terminated in connection with the effectiveness of our 2026 Plan (described below) and we will not grant any additional Awards under our 2020 Plan following its termination. However, our 2020 Plan will continue to govern the terms and conditions of the outstanding Awards previously granted under our 2020 Plan.

As of June 30, 2026, stock options covering 17,208,599 shares of our common stock, restricted stock covering 66,992 shares of our common stock, and restricted stock units covering 3,338,160 shares of our common stock were outstanding under our 2020 Plan, and there were no stock appreciation rights outstanding under our 2020 Plan.

Authorized shares. Subject to the adjustment provisions in our 2020 Plan, the maximum aggregate number of shares of common stock that may be granted under our 2020 Plan is 26,469,972 shares of common stock. The shares may be authorized, but unissued, or reacquired common stock. If an Award expires or becomes unexercisable for any reason without having been exercised in full or is forfeited to or repurchased by the Company due to the failure to vest, or withheld for the payment of an exercise price or tax withholdings, the unpurchased, forfeited, or repurchased shares shall, unless the 2020 Plan has been terminated, become available for future grant or sale under our 2020 Plan.

Plan administration. Our 2020 Plan is administered by our board of directors or a committee of our board of directors, or a combination thereof, as determined by our board of directors.

Subject to the provisions of our 2020 Plan, the administrator has the power to administer our 2020 Plan, including but not limited to: the power to determine the fair market value of our common stock in accordance with the provisions of the 2020 Plan; select the employees, directors and consultants to whom Awards may from time to time be granted; determine whether and to what extent Awards are granted; determine the number of shares of common stock covered by each Award; approve forms of award agreements for use under our 2020 Plan; determine the terms and conditions not inconsistent with the terms of our 2020 Plan, of any Award granted, which terms and conditions include but are not limited to the exercise or purchase price, the time or times when Awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any stock option, optioned stock, stock right, or restricted stock, based in each case on such factors as the administrator determines; implement a program approved by the administrator of the 2020 Plan where outstanding Awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is reduced or increased; construe and interpret the terms of our 2020 Plan and awards granted under it; without amending our 2020 Plan, modify grants of stock options or stock rights to any holder of stock options or stock rights who are foreign nationals or employed outside of the United States in order to recognize differences in local law, tax policies, or customs. The administrator’s constructions, interpretations, and decisions will be final and binding on all participants.

Stock options. Our 2020 Plan permits the grant of stock options. Incentive stock options may be granted only to employees, including employees who are also directors. Each stock option shall be designated in an option agreement as either an incentive stock option or a nonstatutory stock option. The maximum number of shares of common stock with respect to which incentive stock options may be granted under our 2020 Plan is 26,469,972.

The term of each stock option shall be the term stated in the applicable option agreement; provided that the term shall be no more than 10 years from the date of grant, or such shorter term as may be provided in the option agreement. In the case of an incentive stock option granted to a person who at the time of such grant owns more than 10 percent of the voting power of all classes of our outstanding stock, the term of the stock option shall be five years from the date of grant or such shorter term as may be provided in the applicable option agreement.

The per share exercise price of options granted under our 2020 Plan is determined by the administrator. In the case of incentive stock options granted to an employee who at the time of grant, owns more than ten percent of the voting power of all classes of our outstanding stock, the exercise price must equal at least one-hundred ten percent of the fair market value of our common stock on the grant date. In the case of nonstatutory stock options (i) if the options are granted on any date on which our common stock is not listed on a national securities exchange or designated or approved for designation as a national market system security on an interdealer quotation system by the Financial Industry Regulatory Authority, Inc. (a Listed Security), the per share exercise price is the price determined by the Administrator; or (ii) if the nonstatutory stock options are granted on any date on which the common stock is a Listed Security to any eligible person, the per share exercise price shall be a price determined by the administrator based on the closing price of our common stock for the applicable date. No nonstatutory stock option may be granted with a per share exercise price less than one-hundred percent of the fair market value on the date of grant unless the administrator explicitly designates such as transaction described in, and in a manner consistent with, Section 424(a) of the Code.

The administrator determines the consideration to be paid for shares issued upon exercise of a stock option, including the methods of payment (in the case of incentive stock options this will be determined at the time of grant), which may include cash, check, delivery of a promissory note, other shares that have a fair market value on the date of surrender equal to the aggregate exercise price of the shares to which the stock option is exercised provided that the administrator determines that accepting such shares will not result in an adverse accounting consequence to the Company; by net exercise or by a cashless exercise method, including a broker-assisted cashless exercise; any combination thereof; or any other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law.

The administrator establishes in the applicable option agreement the terms and conditions in which a stock option will remain exercisable, if at all, following termination of a participant. Unless the administrator provides in the applicable option agreement, if an option holder does not exercise their stock option to the extent they are entitled to do so within the time specified in their option agreement, the stock option will terminate and the optioned stock underlying the unexercised portion of the stock option will revert to our 2020 Plan (unless our 2020 Plan has been terminated). If an employee, director or consultant is terminated other than for death, disability or for cause, the option holder may generally exercise their option for thirty days following their termination to the extent they are vested in the optioned stock (they may exercise their stock option for six months in the event of termination due to disability or death). If terminated for cause, a participant’s stock options will immediately terminate in their entirety.

Restricted Stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2020 Plan, the administrator will determine the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof.

Non-Transferability of Awards. Our 2020 Plan generally does not allow Awards to be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will, or by the laws of descent or distribution, and may be exercised, during the lifetime of the participant, only by the participant. If the administrator makes an Award transferable, such Award may only be transferred (i) by will, (ii) by the laws of descent and distribution, or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments. Subject to any action required under applicable law, in the event of a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of our common stock, or other change in the corporate structure of the Company affecting our shares, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2020 Plan, the administrator will make a proportionate adjustment in the number of shares covered by each outstanding Award, and the number of shares that have been authorized for issuance under the 2020 Plan but as to which no Awards have yet been granted or that have been returned to the 2020 Plan upon cancellation or expiration of an Award, as well as the price or exercise price per share covered by each such outstanding Award. The adjustment will be made by the administrator, whose determination will be final, binding and conclusive.

Dissolution or Liquidation. In the event of our liquidation or dissolution, each Award will terminate immediately prior to the consummation of such event.

Merger or Change in Control. Our 2020 Plan provides that in the event of a merger or change in control, as defined under our 2020 Plan, our board of directors or a committee appointed by our board of directors may provide for: (i) the assumption or substitution of, or adjustment to, each outstanding Award by the successor corporation or a parent or subsidiary of the successor corporation, (ii) upon written notice, termination of the Awards upon or immediately prior to the consummation of such merger or change in control, (iii) the acceleration in part or whole of the right to exercise a stock option or the vesting of any Award, and, to the extent the administrator determines, the termination of the Award upon or immediately prior to the effectiveness of such merger or change in control; (iv) termination of Awards in exchange for an amount of cash and/or property, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the participant’s rights as of the date of the occurrence of such merger or change in control, (v) the replacement of an Award with other rights or property selected by the administrator in its sole discretion, or (vi) any combination of the foregoing.

In the event that the successor corporation does not assume or substitute for the Award, the participant will fully vest in and have the right to exercise all of his or her outstanding Awards (and with respect to Awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met). Notwithstanding the foregoing, an Award that vests, is earned, or paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any such performance goals without the participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-change in control corporate structure won’t be deemed to invalidate an otherwise valid Award assumption.

Amendment and Termination. The board of directors may at any time amend, alter, suspend or terminate our 2020 Plan, provided we will obtain stockholder approval of any amendment to the extent necessary or desirable to comply with applicable laws. However, generally no amendment, alteration, suspension or termination of our 2020 Plan or an Award under it will impair the rights of any participant, unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company. Our 2020 Plan will continue in effect for a term of 10 years from the later of (i) the effective date of the 2020 Plan, or (ii) the earlier of the most recent approval by the board of directors or stockholders of an increase in the number of shares reserved for issuance under the 2020 Plan.

2026 Equity incentive plan

Prior to the completion of this offering, we expect that our board of directors will adopt, and our stockholders will approve, the 2026 Equity Incentive Plan (2026 Plan). The 2026 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2026 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights and performance awards to our employees, directors, and consultants and our subsidiary corporations’ employees and consultants.

2026 Employee stock purchase plan

Prior to the completion of this offering, we expect that our board of directors will adopt, and our stockholders will approve, the 2026 Employee Stock Purchase Plan (ESPP). Our ESPP will be effective upon the later of its adoption by our board of directors or on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. However, no offering period or purchase period under the ESPP will begin unless and until otherwise determined by our board of directors.

Incentive compensation plan

Prior to the completion of this offering, we expect to adopt an employee incentive compensation plan (the Incentive Compensation Plan).

Other elements of compensation and compensation policies

Health and welfare benefits; perquisites

We provide benefits to each of our named executive officers on the same basis as provided to all of our employees, including health, dental and vision insurance, life insurance, accidental death and dismemberment insurance, short-and long-term disability insurance and a tax-qualified Section 401(k) plan for our U.S. employees. We do not currently offer defined benefit pension or other retirement benefits in the United States. For employees located outside of the United States, including Dr. Manby, we offer retirement benefits consistent with local regulations and on the same basis as other U.K. employees in such jurisdictions.

We generally do not provide material perquisites or personal benefits to our executive officers. We do, however, pay the premiums for term life insurance for all of our U.S. employees, including our eligible named executive officers. None of our executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our board of directors may elect to adopt qualified or non-qualified defined benefit plans in the future if it determines that doing so is in our best interests.

Retirement plans

We maintain a 401(k) retirement savings plan through TriNet's multiple employer plan (401(k) plan), which is intended to be a tax qualified defined contribution plan under Section 401(k) of the Code for the benefit of our employees, including each of our U.S. named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax (traditional) or post-tax (Roth) basis, through contributions to the 401(k) plan. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. For the 2025 calendar year, we made safe harbor matching contributions, consisting of a match of 100% of up to the first 6% of eligible compensation contributed by each employee toward his or her 401(k) plan. Matching contributions are immediately fully vested.

Dr. Manby receives retirement benefits through a tax-qualified defined contribution plan, which is a retirement plan available to eligible employees in the U.K. who are not otherwise members of a qualifying pension scheme. Our UK plan provides eligible employees with an opportunity to contribute a portion of their pensionable salary to their individual account, with the Company contributing 6% of base pay.

Clawback policy

We expect to adopt a compensation recovery policy to be effective in connection with this offering that complies with the SEC rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Clawback Policy). Subject to the terms of the Clawback Policy, the Clawback Policy will require us to recover certain cash or equity-based incentive compensation payments or awards made or granted to an executive officer in the event we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Policies and practices related to the grant of certain equity awards

From time to time, we grant stock options and other equity awards to our named executive officers, our employees and our other service providers. Historically, we have generally granted new-hire option awards on or soon after a new-hire’s employment start date and refresh, promotion or retention option grants when and as determined by our board of directors or compensation committee thereof. In response to Item 402(x)(1) of Regulation S-K, we have no specific policy or practice on the timing of options or other equity awards in relation to the public disclosure of material nonpublic information by us, and we have no 2025 stock option or other awards to disclose under Item 402(x)(2).

Certain relationships and related party transactions

Other than compensation arrangements, including employment, termination of employment and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive compensation” and the registration rights described in the section titled “Description of capital stock—Registration rights,” the following is a description of each transaction since January 1, 2023 and each currently proposed transaction in which:

•
we have been or are to be a participant;
•
the amount involved exceeded or exceeds $120,000; or
•
any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Convertible preferred stock issuances

From September 2023 through December 2023, we issued and sold an aggregate of 42,904,185 shares of our Series B convertible preferred stock at a purchase price of $2.476 per share for an aggregate purchase price of $106.2 million.

From April 2024 through October 2024, we issued and sold an aggregate of 21,994,473 shares of our Series B-2 convertible preferred stock at a purchase price of $2.9712 per share for an aggregate purchase price of $65.3 million.

From November 2025 through January 2026, we issued and sold an aggregate of 38,473,957 shares of our Series B-3 convertible preferred stock at a purchase price of $3.10 per share for an aggregate purchase price of $119.3 million.

From April 2026 through May 2026, we issued and sold an aggregate of 10,052,045 shares of our Series B-4 convertible preferred stock at a purchase price of $3.26 per share for an aggregate purchase price of $32.8 million.

Purchasers of our convertible preferred stock include investors that beneficially own more than 5% of our outstanding capital stock, entities affiliated with certain members of our board of directors, and certain of our directors and executive officers. The following tables present the number of shares and the total purchase price paid by these stockholders since January 1, 2023.

Convertible preferred stock issued in Series B convertible preferred stock financings

Related party(1)	Shares of Series B convertible preferred stock	Aggregate purchase price (in thousands)
NVIDIA Corporation(2)	8,077,544	$20,000
Ascenta Capital Fund I, L.P.(3)	6,058,158	$15,000
Ascenta Capital Project Turing SPV, L.P.(3)	303,715	$752
Nexus Ventures V Ltd.(4)	4,038,772	$10,000
Catalio Nexus Fund III, LP(5)	3,845,097	$9,520
Coatue Ventures II LP(6)	403,877	$1,000
The Rastetter Family Trust dated September 2, 2010(7)	403,877	$1,000

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the section titled “Principal stockholders.”
(2)
See NVIDIA Corporation under the section titled “Principal stockholders.”

(3)
See Ascenta Capital under the section titled “Principal stockholders.”
(4)
See Nexus Venture Partners under the section titled “Principal stockholders.”
(5)
See Catalio Capital Management under the section titled “Principal stockholders.”
(6)
See Coatue Management under the section titled “Principal stockholders.”
(7)
See William Rastetter, Ph.D. under the section titled “Principal stockholders.”

Convertible preferred stock issued in Series B-2 convertible preferred stock financings

Related party(1)	Shares of Series B-2 convertible preferred stock	Aggregate purchase price (in thousands)
Q Healthcare Holding LLC(2)	3,365,643	$10,000
Nexus Ventures V Ltd.(3)	1,346,257	$4,000
Coatue Ventures II LP(4)	1,003,989	$2,983
The Rastetter Family Trust dated September 2, 2010(5)	336,564	$1,000

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the section titled “Principal stockholders.”
(2)
See Qatar Investment Authority under the section titled “Principal stockholders.”
(3)
See Nexus Venture Partners under the section titled “Principal stockholders.”
(4)
See Coatue Management under the section titled “Principal stockholders.”
(5)
See William Rastetter, Ph.D. under the section titled “Principal stockholders.”

Convertible preferred stock issued in Series B-3 convertible preferred stock financings

Related party(1)	Shares of Series B-3 convertible preferred stock	Aggregate purchase price (in thousands)
Q Healthcare Holding LLC(2)	6,451,612	$20,000
Ascenta Capital Fund I, L.P.(3)	1,612,903	$5,000
Catalio Nexus Fund III, LP(4)	645,161	$2,000
Michael Secora, Ph.D.(5)	322,580	$1,000
The Rastetter Family Trust dated September 2, 2010(6)	193,548	$600

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the section titled “Principal stockholders.”
(2)
See Qatar Investment Authority under the section titled “Principal stockholders.”
(3)
See Ascenta Capital under the section titled “Principal stockholders.”
(4)
See Catalio Capital Management under the section titled “Principal stockholders."
(5)
See Michael Secora under the section titled “Principal stockholders.”
(6)
See William Rastetter, Ph.D. under the section titled “Principal stockholders.”

Convertible preferred stock issued in Series B-4 convertible preferred stock financings

Related party(1)	Shares of Series B-4 convertible preferred stock	Aggregate purchase price (in thousands)
Catalio Access Fund VIII, LLC(2)	7,668,711	$25,000
NVIDIA Corporation(3)	1,533,742	$5,000
The Rastetter Family Trust dated September 2, 2010(4)	78,734	$257

(1)
Additional details regarding these stockholders and their equity holdings are provided in this prospectus under the section titled “Principal stockholders.”
(2)
See Catalio Capital Management under the section titled “Principal stockholders.”
(3)
See NVIDIA Corporation under the section titled “Principal stockholders.”
(4)
See William Rastetter, Ph.D. under the section titled “Principal stockholders.”

Investors’ rights agreement

We are party to an investors’ rights agreement, as amended, with certain holders of our capital stock, including Abingworth Bioventures 8 LP, Ascenta Capital Fund I, L.P., Catalio Access Fund VIII, LLC, Catalio Nexus Fund III, LP, Coatue Ventures II LP, Nexus Ventures V Ltd., NVIDIA Corporation, Q Healthcare Holding LLC, the Rastetter Family Trust dated September 2, 2010, Frederick Manby, Ph.D., Thomas Miller, Ph.D., Charlotte Miller Trust dated January 27, 2025, MWM Family Irrevocable NV Trust dated January 27, 2025, and Thomas Francis Miller, IV Trust dated January 27, 2025. Under our investors’ rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of capital stock—Registration rights” for additional information regarding these registration rights.

Voting agreement

We are party to a voting agreement, as amended, with certain holders of our capital stock, including Abingworth Bioventures 8 LP, Ascenta Capital Fund I, L.P., Catalio Access Fund VIII, LLC, Catalio Nexus Fund III, LP, Coatue Ventures II LP, Nexus Ventures V Ltd., NVIDIA Corporation, Q Healthcare Holding LLC, the Rastetter Family Trust dated September 2, 2010, Frederick Manby, Ph.D., Thomas Miller, Ph.D., Charlotte Miller Trust dated January 27, 2025, MWM Family Irrevocable NV Trust dated January 27, 2025, and Thomas Francis Miller, IV Trust dated January 27, 2025. The parties to the voting agreement have agreed, subject to certain conditions, to vote the shares of our capital stock held by them so as to elect the following individuals as directors: (i) one individual designated by Ascenta Capital Fund I, L.P., currently Evan Rachlin, (ii) one individual designated by Abingworth Bioventures 8 LP, currently Kurt von Emster, (iii) one individual designated by Catalio Nexus Fund III, LP, currently R. Jacob Vogelstein, (iv) one individual designated by Nexus Ventures V Ltd., currently Jishnu Bhattacharjee, (v) our chief executive officer, currently Thomas Miller, Ph.D., (vi) one individual designated by the holders of a majority of the shares of our common stock held by the Key Holders (as defined in the voting agreement) who are then providing services to us as officers, employees or consultants, currently Frederick Manby, Ph.D., and (vii) three independent directors who are not affiliated with us or any of our investors and who are mutually acceptable to the other members of our board of directors, currently William Rastetter, Shalini Sharp and Mary Tagliaferri. Upon the consummation of this offering, the obligations of the parties to the voting agreement to vote their shares so as to elect these nominees, as well as the other rights and obligations under this agreement, will terminate and none of our stockholders will have any special rights regarding the nomination, election or designation of members of our board of directors. Our existing certificate of incorporation contains provisions regarding election of members of the board of directors that correspond to the voting agreement; however, such provisions will be removed in the amended and restated certificate of incorporation that will be effective at the closing of this offering.

Management rights letters

In connection with the issuance and sale of our convertible preferred stock, we entered into management rights letters with certain purchasers of our convertible preferred stock, including holders of more than 5% of our capital stock and entities with which certain of our directors or officers are affiliated, pursuant to which such entities were granted certain management rights, including preemptive rights, observer rights, and the rights to receive board materials, consult with and advise our management on significant business issues, review our operating plans, examine our books and records, and inspect our facilities. These management rights letters or the rights provided therein, other than certain confidentiality obligations, will terminate in connection with the closing of this offering.

Indemnification agreements

We have entered into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws. The indemnification agreements and our amended and restated certificate of incorporation and bylaws that will be in effect upon the closing of this offering require us to indemnify our directors, executive officers and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Management—Limitation of liability and indemnification of officers and directors” for additional information.

Other transactions

We have entered into offer letter agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see the section titled “Executive compensation—Named executive officer agreements.”

We have also granted stock options and restricted stock units to our executive officers, and stock options to certain of our directors. For a description of these equity awards, see the sections titled “Executive compensation” and “Management—Director compensation.”

Policies and procedures for related person transactions

We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

Principal stockholders

The following table sets forth the beneficial ownership of our common stock as of June 30, 2026 by:

•
each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;
•
each of our named executive officers;
•
each of our directors; and
•
all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.

The percentage of beneficial ownership prior to the offering shown in the table is based upon 173,940,131 shares of common stock outstanding as of June 30, 2026, assuming the automatic conversion of all outstanding shares of preferred stock into an aggregate of 150,004,272 shares of common stock. The percentage of beneficial ownership after the offering shown in the table is based on shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of June 30, 2026, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Shares of common stock subject to stock options and restricted stock units that vest, in whole or in part, based on the achievement of performance conditions or the occurrence of a liquidity event—including our performance-based stock options and performance-based restricted stock units—are not treated as outstanding, or as beneficially owned by any person, in the table below to the extent the applicable performance or liquidity conditions had not been satisfied as of June 30, 2026, because no holder had the right to acquire the shares of common stock underlying those awards within 60 days of June 30, 2026. As of June 30, 2026, an aggregate of 3,338,160 shares of common stock were issuable upon the vesting and settlement of outstanding performance-based restricted stock units, and 724,108 shares of common stock were issuable upon the exercise of outstanding performance-based stock options, in each case that are excluded from the table below. See the section titled “Executive compensation” for additional information regarding these awards.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o Iambic Therapeutics, Inc., 5627 Oberlin Drive, Suite 120, San Diego, California 92121.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering
Name of beneficial owner	Number of shares	Percentage (%)	Number of shares	Percentage (%)
Greater than 5% stockholders:
Entities affiliated with Catalio(1)	18,163,772	10.4
Nexus Ventures V Ltd.(2)	17,023,474	9.8
Q Healthcare Holding LLC(3)	9,817,255	5.6
NVIDIA Corporation(4)	9,611,286	5.5
Coatue Ventures II LP (5)	9,445,874	5.4
Named executive officers and directors:
Thomas Miller, Ph.D.(6)	7,330,249	4.2
Frederick Manby, Ph.D.(7)	10,330,248	5.9
Peter Olson, Ph.D.(8)	510,766	*
Michael Secora, Ph.D.(9)	2,328,830	1.3
Jishnu Bhattacharjee(10)	17,023,474	9.8
Evan Rachlin, M.D.(11)	7,974,776	4.6
William Rastetter(12)	1,311,681	*
Shalini Sharp	—	*
Mary Tagliaferri, M.D.(13)	175,000	*
Jacob Vogelstein, Ph.D.(14)	18,163,772	10.4
Kurt von Emster	—	*
All directors and executive officers as a group (12 persons)(15)	65,896,196	36.9

* Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.

(1)
Consists of (i) 10,495,061 shares held of record by Catalio Nexus Fund III, LP, or Catalio Nexus, and (ii) 7,668,711 shares held of record by Catalio Access Fund VIII, LLC, or Catalio Access. Catalio Capital Management, LP (Catalio Capital Mgmt), a registered investment advisor, is the investment manager for Catalio Nexus and Catalio Access. As the managing partners of Catalio, George Petrocheilos and Jacob Vogelstein, one of our directors, share voting and dispositive power with respect to the shares held by Catalio Nexus and Catalio Access. The address for the entities affiliated with Catalio is 512 W. 22nd Street, 5th Floor, New York, New York 10011.
(2)
Consists of 17,023,474 shares held of record by Nexus Ventures V Ltd. (NV V), which is controlled by Nexus Ventures Management V Ltd. (NVM V) as its sole Class A shareholder. NVM V is owned by Nexus Ventures Management Holdings LLC. Jishnu Bhattacharjee, one of our directors, Kamalam Pillay Rungapadiachy and Thirumagen Vaitilingon are the directors of NV V and collectively make investment and voting decisions with respect to the shares held by NV V. The address for NV V is c/o IQ EQ Fund Services (Mauritius) Limited, 33, Edith Cavell Street, Port Louis, Mauritius.
(3)
Consists of 9,817,255 shares held of record by Q Healthcare Holding LLC (Q Healthcare). Qatar Investment Authority may be deemed to have sole voting and investment power over the shares held or beneficially owned by Q Healthcare. The principal business address of Q Healthcare is c/o Qatar Investment Authority, Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar.
(4)
Consists of 9,611,286 shares held of record by NVIDIA Corporation, a publicly traded company listed on Nasdaq. The address of NVIDIA Corporation is 2788 San Tomas Expressway, Santa Clara, California 95051.
(5)
Consists of 9,445,874 shares held of record by Coatue Ventures II LP (Coatue Ventures). Coatue Management, L.L.C. (Coatue Mgmt) serves as the investment manager of Coatue Ventures II LP. As the control person of Coatue Mgmt, Philippe Laffont holds voting and dispositive power with respect to the shares held of record by Coatue Ventures. The address for Coatue Ventures II LP is 9 West 57th Street, 25th Floor, New York, New York 10019.
(6)
Consists of (i) 6,723,557 shares held of record by Dr. Miller, of which 38,537 may be repurchased by us at the original exercise price and (ii) 606,692 shares subject to options exercisable within 60 days of June 30, 2026, all of which are fully vested.
(7)
Consists of (i) 9,100,000 shares held of record by Dr. Manby and (ii) 1,230,248 shares subject to options exercisable within 60 days of June 30, 2026, of which 1,200,275 are fully vested.
(8)
Consists of 510,766 shares subject to options exercisable within 60 days of June 30, 2026, all of which are fully vested.
(9)
Consists of (i) 1,322,580 shares held of record by Dr. Secora and (ii) 1,006,250 shares subject to options exercisable within 60 days of June 30, 2026, of which 6,250 are fully vested.
(10)
Consists of the shares disclosed in footnote (2) above that are held of record by NV V. As a director of NV V, Mr. Bhattacharjee shares collective voting and dispositive power with respect to the shares held by NV V.
(11)
Consists of (i) 7,671,061 shares held of record by Ascenta Capital Fund I, L.P., or Ascenta Capital Fund I and (ii) 303,715 shares held of record by Ascenta Capital Project Turing SPV, L.P., or Ascenta Capital Project Turing. As a Managing Member of Ascenta Capital Fund I, G.P., L.L.C., the General Partner of Ascenta Capital Fund I and Ascenta Capital Project Turing, Dr. Rachlin shares voting and dispositive power with respect to the shares held of record by Ascenta Capital Fund I and Ascenta Capital Project Turing.
(12)
Consists of (i) 1,012,723 shares held of record by The Rastetter Family Trust dated September 2, 2010 for which Dr. Rastetter serves as a trustee and (ii) 298,958 shares subject to options exercisable within 60 days of June 30, 2026, all of which are fully vested.
(13)
Consists of 175,000 shares subject to options exercisable within 60 days of June 30, 2026, all of which are fully vested.
(14)
Consists of the shares disclosed in footnote (1) above that are held of record by entities affiliated with Catalio.
(15)
Consists of (i) 61,320,882 shares beneficially owned by our executive officers and directors, 38,537 of which may be repurchased by us and (ii) 4,575,314 shares subject to options exercisable within 60 days of June 30, 2026, of which 3,545,341 are fully vested.

Description of capital stock

General

The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and amended and restated bylaws that will become effective as of the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of capital stock,” you should refer to our certificate of incorporation, bylaws and investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately prior to the completion of this offering, our authorized capital stock will consist of shares of capital stock, $ par value per share, consisting of shares of common stock and shares of preferred stock.

Assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, as of June 30, 2026, there were 173,940,131 shares of our common stock outstanding, held by stockholders of record and no shares of our preferred stock outstanding.

Dividend rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend policy” for more information.

No preemptive or similar rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Voting rights

Holders of our common stock are entitled to one vote for each share held as of the applicable record date on all matters submitted to a vote of stockholders.

Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three‑year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three‑year terms.

Liquidation rights

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully paid and nonassessable

In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and nonassessable.

Preferred stock

Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences, and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.

Options

As of June 30, 2026, we had outstanding options to purchase an aggregate of 17,208,599 shares of our common stock, with a weighted-average exercise price of $1.31 per share, under our 2020 Plan.

RSUs

As of June 30, 2026, we had 3,338,160 shares of our common stock subject to RSUs outstanding under our 2020 Plan, for which the performance-based vesting condition was not satisfied as of June 30, 2026 and for which the liquidity-based vesting condition will be satisfied upon the completion of this offering.

Warrants

As of June 30, 2026, we had outstanding warrants to purchase up to 74,396 shares of our common stock, with an exercise price of $0.57 per share.

Registration rights

Upon the completion of this offering, under our investors’ rights agreement, the holders of up to shares of our common stock or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand registration rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of at least a majority of the shares having registration rights then outstanding can request that we file a registration statement on Form S‑1 to register the offer and sale of their shares. We are only obligated to effect two such registrations. The request for registration must cover at least 40% of the shares having registration rights then outstanding. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, then we have the right to defer such registration, not more than once in any 12‑month period, for a period of not more than 190 days.

Form S‑3 registration rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain Form S‑3 registration rights. At any time when we are eligible to file a registration statement on Form S‑3, the holders of at least 30% of the shares having these registration rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S‑3 so long as the request covers securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $3 million. These Form S‑3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a registration, then we have the right to defer such registration, not more than once in any 12‑month period, for a period of not more than 190 days.

Piggyback registration rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act solely for cash, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration relating to any stock option, stock purchase, equity incentive, or similar plan, (ii) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (iv) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of registration

We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations not to exceed $30,000.

Termination

The registration rights terminate upon the earliest of (i) a deemed liquidation event (as defined in our investors’ rights agreement), (ii) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities without limitation in a three‑month period pursuant to Rule 144 promulgated under the Securities Act and (iii) the date that is three years after the closing of this offering.

Anti-takeover effects of certain provisions of Delaware law, our certificate of incorporation and our bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware law

We will be governed by the provisions of Section 203 of the DGCL. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

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the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
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on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

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mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;
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any sale, transfer, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation;
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subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;
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any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series of the corporation or such subsidiary beneficially owned by the interested stockholder; and
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the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Certificate of incorporation and bylaws provisions

Provisions of our certificate of incorporation and bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our certificate of incorporation and bylaws will:

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permit our board of directors to issue shares of preferred stock, with any powers, rights, preferences, and privileges as they may designate;
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provide that the authorized number of directors may be changed only by resolution of the board of directors;
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provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

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divide our board of directors into three classes, each of which stands for election once every three years;
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for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;
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require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
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not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
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provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and
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provide that stockholders will be permitted to amend certain provisions of our certificate of incorporation and our bylaws only upon receiving at least two‑thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination). This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.

Transfer agent and registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be . The transfer agent and registrar’s address is .

Listing

We intend to apply to list our common stock on The Nasdaq Global Select Market under the symbol “IAM,” and this offering is contingent upon obtaining approval of such listing.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, based on our shares of our capital stock outstanding as of June 30, 2026, we will have a total of shares of our common stock outstanding. Of these outstanding shares, all shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. As a result of the lock‑up agreements and market standoff provisions described below and subject to the provisions of Rules 144 or 701, shares of our common stock will be available for sale in the public market as follows:

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beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and
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beginning 181 days after the date of this prospectus, subject to the terms of the lock‑up agreements and market standoff provisions described below, all remaining shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-up agreements and market standoff arrangements

We, our directors and officers and substantially all of the holders of our securities have agreed or will agree, among other things and subject to certain exceptions, not to offer, sell, or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 180 days after the date of this prospectus without first obtaining the written consent of J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., as representatives of the several underwriters of this offering. J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. may, in their sole discretion, and subject to FINRA Rule 5131, release any of the securities subject to the lock-up agreements with the underwriters at any time. These agreements are described below under the section of this prospectus titled “Underwriting.”

In addition, our directors and officers and substantially all of the holders of our equity securities have entered into market standoff arrangements with us under which they have agreed that, subject to certain exceptions, for a period of up to 180 days after the date of this prospectus, they will not, among other things and subject to certain exceptions, without the prior written consent of the managing underwriter, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or hedge, any shares or any securities convertible into or exchangeable for shares of our common stock.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three‑month period, a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and
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the average weekly trading volume of our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.

Registration rights

Pursuant to our investors’ rights agreement, upon the completion of this offering, the holders of up to shares of our common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. These registration rights are described under the section titled “Description of capital stock—Registration rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration statement on Form S‑8

We intend to file a registration statement on Form S‑8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S‑8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock‑up agreements. See the section titled “Executive compensation—Employee benefit and stock plans” for a description of our equity compensation plans.

Material U.S. federal income tax considerations for non-U.S. holders of our common stock

The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated thereunder and administrative rulings and pronouncements of the Internal Revenue Service, or the IRS, and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income, any alternative minimum tax or the special tax accounting rules under Section 451(b) of the Code. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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banks, insurance companies, regulated investment companies, real estate investment trusts, or other financial institutions;
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tax-exempt organizations;
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pension plans and tax-qualified retirement plans;
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controlled foreign corporations, foreign controlled foreign corporations, passive foreign investment companies, and corporations that accumulate earnings to avoid U.S. federal income tax;
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entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass through entities (or owners of such entities or arrangements);
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brokers or dealers in securities or currencies;
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traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
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persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
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certain former citizens or long-term residents of the United States;
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persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
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persons who hold or receive our common stock pursuant to the exercise of any option or otherwise as compensation;
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persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or
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persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) or other pass-through entity holds our common stock, the tax treatment of a partner or owner in the partnership or pass-through entity generally will depend on the status of the partner or owner and upon the activities of the partnership or pass-through entity. A partner or owner in a partnership or pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership and disposition of our common stock through a partnership or pass-through entity.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non‑U.S. holder defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor:

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an individual who is a citizen or resident of the United States;
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a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
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an estate whose income is subject to U.S. federal income tax regardless of its source; or
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a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more United States persons (as defined in Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

Distributions

As described in the section titled “Dividend policy,” we have never declared or paid cash dividends on our common stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on disposition of common stock.”

Subject to the discussions below regarding effectively connected income, backup withholding and Foreign Account Tax Compliance Act, or FATCA, withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us or the applicable paying agent with an IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. You may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W‑8ECI or other applicable IRS Form W‑8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non‑U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.

Gain on disposition of common stock

Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty requires, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
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you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
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our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we currently are not a USRPHC and that will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is “regularly traded”, as defined by applicable Treasury Regulations, on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non‑U.S. holder described in the second bullet above, you will be subject to U.S. federal income tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup withholding and information reporting

Generally, we must report annually to the IRS any distributions on our common stock paid to you, your name and address and the amount of tax withheld, if any, regardless of whether such distributions constitute dividends. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to backup withholding at the applicable statutory rate unless you establish an exemption, for example, by properly certifying your non‑U.S. status on a properly completed IRS Form W‑8BEN or W‑8BEN‑E or another appropriate version of IRS Form W‑8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Additional withholding requirements under the foreign account tax compliance act

FATCA, including Sections 1471 through 1474 of the Code and the Treasury Regulations and other official IRS guidance issued thereunder, generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption.

The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above. Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our common stock.

The preceding discussion of material U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non‑U.S. tax considerations of purchasing, owning and disposing of our common stock, including the consequences of any proposed change in applicable laws.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Jefferies LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $ per share. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $ per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $ . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. in an amount up to $ .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not, subject to certain exceptions, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock, or (ii) enter into any swap, hedging, or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any such other securities, or publicly disclose the intention to undertake any of the foregoing (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing date of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, common stock, immediately following the closing date of this offering, in acquisitions or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) the filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our securityholders (such persons, the lock-up parties) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the restricted period), may not and may not cause any of their direct or indirect affiliates to, without the prior written consent of J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including without limitation, our common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the lock-up securities), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the lock-up securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any of the lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing.

Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise. Such persons or entities further confirm that they have furnished the representatives with the details of any transaction such persons or entities, or any of their respective affiliates, is a party to as of the date hereof, which transaction would have been restricted by the lock-up agreements if it had been entered into by such persons or entities during the restricted period.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as a bona fide gift or gifts, including, without limitation, to a charitable organization or educational institution, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any member of a lock-up party's immediate family, or any trust or other legal entity for the direct or indirect benefit of the lock-up party or any immediate family member, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv) above, (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, member, partner, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to its directors, officers, employees, managers, managing members, members, partners, limited partners, stockholders, beneficiaries (or the estates thereof) or other equity holders, (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, or pursuant to other arrangements described in this prospectus under which we have the option or obligation to repurchase, reclassify, redeem, convert or exchange such lock-up securities or a right of first refusal with respect to such lock-up securities, (ix) if the lock-up party is not our officer or director, in connection with a sale, transfer, or disposal of, or entry into other transactions (including, without limitation, any swap, hedge, or similar agreement or arrangement) relating to lock-up securities acquired from the underwriters in this offering or in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the automatic conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment or modification by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period and any public announcement or filing under the Exchange Act made by any person regarding the establishment of such plan during the restricted period shall include a statement that the lock-up party is not permitted to transfer, sell or otherwise dispose of securities under such plan during the restricted period.

J.P. Morgan Securities LLC, Jefferies LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on The Nasdaq Global Select Market under the symbol “IAM,” and this offering is contingent upon obtaining such approval.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•
the information set forth in this prospectus and otherwise available to the representatives;
•
our prospects and the history and prospects for the industry in which we compete;
•
an assessment of our management;
•
our prospects for future earnings;
•
the general condition of the securities markets at the time of this offering;
•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Selling restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a Relevant State), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that

Relevant State, all in accordance with the Prospectus Regulation, except that the shares may be offered to the public in that Relevant State at any time:

(i)
to any qualified investor as defined under Article 2 of the Prospectus Regulation;
(ii)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(iii)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation, supplement a prospectus pursuant to Article 23 of the Prospectus Regulation or publish an Annex IX document pursuant to Article 1(4) of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom except that the shares may be offered to the public in the United Kingdom at any time:

(i)
where (i) the offer is conditional on the admission of the shares to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the shares being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);
(ii)
to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;
(iii)
to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or
(iv)
in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication to any person which presents sufficient information on: (a) the shares to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the shares and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares. No shares have been offered or will be offered to the public in Switzerland, except that offers of shares may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (FinSA):

(i)
to any person which is a professional client as defined under the FinSA;
(ii)
to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(iii)
in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance,

provided that no such offer of shares shall require the Company or any investment bank to publish a prospectus pursuant to Article 35 FinSA.

The shares have not been and will not be listed or admitted to trading on a trading venue in Switzerland.

Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (DFSA) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority (FSRA) or the Dubai Financial Services Authority (DFSA).

Notice to prospective investors in Australia

This prospectus:

•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the Corporations Act);
•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (ASIC), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (Exempt Investors).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares of our common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of our common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign, or otherwise alienate those shares of our common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the SFO) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the CO) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

(i)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the SFA)) pursuant to Section 274 of the SFA;
(ii)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(iii)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(i)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(ii)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i)
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
(ii)
where no consideration is or will be given for the transfer;
(iii)
where the transfer is by operation of law;
(iv)
as specified in Section 276(7) of the SFA; or
(v)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (CMA) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended (the CMA Regulations). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to prospective investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), (BVI Companies), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to prospective investors in China

This prospectus will not be circulated or distributed in China and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of China (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of China. Neither this prospectus nor any advertisement or other offering material may be distributed or published in China, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to prospective investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the FSCMA), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the FETL). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (Commission) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding, or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the South African Companies Act) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a)	the offer, transfer, sale, renunciation, or delivery is to:
(i) persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii) the South African Public Investment Corporation;
(iii) persons or entities regulated by the Reserve Bank of South Africa;
(iv) authorised financial service providers under South African law;
(v) financial institutions recognised as such under South African law;

(vi) a wholly owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii) any combination of the person in (i) to (vi), or
Section 96 (1) (b)

the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to prospective investors in Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Israeli Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

Legal matters

Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Investment funds associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, hold shares of our preferred stock that will convert into our common stock in connection with this offering representing shares of our common stock, which represents less than 1% of our outstanding shares of common stock. Cooley LLP, San Diego, California, is acting as counsel for the underwriters.

Experts

The financial statements of Iambic Therapeutics, Inc. as of December 31, 2025 and 2024, and for the years then ended, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Change in accountants

On September 4, 2025, as approved by our audit committee, and, upon the audit committee’s recommendation, our board of directors dismissed Ernst & Young LLP (EY), as our independent auditor.

On September 4, 2025, as approved by our audit committee, and, upon the audit committee’s recommendation, our board of directors appointed Deloitte & Touche LLP, or Deloitte, as our new independent registered public accounting firm for the fiscal years ended December 31, 2025 and 2024.

EY’s report on our consolidated financial statements for the year ended December 31, 2024 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the year ended December 31, 2024 and the subsequent period through September 4, 2025: (1) there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) with EY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to EY’s satisfaction, would have caused EY to make reference to the subject matter of the disagreement in connection with its report on the consolidated financial statements and (2) there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K), except with respect to the material weakness in internal control over financial reporting that existed and was advised to the registrant during 2024 and was remediated as of December 31, 2024.

In accordance with Item 304(a)(3) of Regulation S-K, we provided EY with a copy of the disclosures set forth above and requested that EY furnish a letter addressed to the SEC stating whether it agrees with such disclosures. EY’s letter is filed as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the year ended December 31, 2024 and the subsequent period through September 4, 2025, neither we nor anyone acting on our behalf consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, where either a written report or oral advice was provided that Deloitte concluded was an important factor we considered in reaching a decision as to any accounting, auditing or financial reporting issue; (ii) any matter that was the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto; or (iii) any reportable event as defined in Item 304(a)(1)(v) of Regulation S-K.

Where you can find additional information

We have filed with the SEC a registration statement on Form S‑1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at www.iambic.ai. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of independent registered public accounting firm

To the stockholders and the Board of Directors of Iambic Therapeutics, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Iambic Therapeutics, Inc. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

July 24, 2026

San Diego, California

We have served as the Company’s auditor since 2025.

Iambic Therapeutics, Inc.

Consolidated balance sheets

(in thousands, except share data)

	As of December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$180,539	$141,579
Accounts receivable and unbilled receivables	1,317	444
Prepaid expenses and other current assets	1,734	1,844
Total current assets	183,590	143,867
Property and equipment, net	4,834	4,812
Right-of-use asset	5,015	5,710
Other assets	1,579	1,360
Total assets	$195,018	$155,749
Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$3,322	$2,881
Accrued expenses and other current liabilities	10,990	6,716
Operating lease liability, current	672	653
Deferred revenue, current	11,305	6,638
Total current liabilities	26,289	16,888
Operating lease liability, non-current	4,788	5,556
Deferred revenue, non-current	9,081	2,701
Other non-current liabilities	91	193
Total liabilities	40,249	25,338
Commitments and contingencies (Note 9)
Convertible preferred stock, $0.001 par value, 141,800,841 and 102,370,167 shares authorized as of December 31, 2025 and 2024, respectively; 133,500,615 and 101,478,270 shares issued and outstanding as of December 31, 2025 and 2024, respectively; liquidation preference of $342,517 and $243,248 as of December 31, 2025 and 2024, respectively	341,332	242,658
Stockholders’ deficit:
Common stock, $0.001 par value; 185,438,918 and 138,794,805 shares authorized as of December 31, 2025 and 2024, respectively; 22,131,640 and 21,489,791 shares issued and outstanding as of December 31, 2025 and 2024, respectively	22	21
Additional paid-in capital	8,571	5,610
Accumulated other comprehensive income	24	7
Accumulated deficit	(195,180)	(117,885)
Total stockholders’ deficit	(186,563)	(112,247)
Total liabilities, convertible preferred stock and stockholders’ deficit	$195,018	$155,749

See accompanying notes to the consolidated financial statements.

Iambic Therapeutics, Inc.

Consolidated statements of operations and comprehensive loss

(in thousands, except share and per share data)

	Year ended December 31,
	2025	2024
Collaboration revenue	$9,426	$1,194
Operating expenses:
Research and development	77,528	45,696
General and administrative	14,248	9,375
Total operating expenses	91,776	55,071
Loss from operations	(82,350)	(53,877)
Other income (expense), net:
Interest income	5,207	6,042
Interest expense	(17)	(8)
Other expense	(90)	—
Total other income (expense), net	5,100	6,034
Loss before income taxes	(77,250)	(47,843)
Income tax expense	(45)	(34)
Net loss	$(77,295)	$(47,877)
Net loss per share attributable to common stockholders, basic and diluted	$(3.57)	$(2.23)
Weighted-average common stock outstanding, basic and diluted	21,621,643	21,423,331
Other comprehensive income (loss):
Foreign currency translation adjustment	17	(5)
Total comprehensive loss	$(77,278)	$(47,882)

See accompanying notes to the consolidated financial statements.

Iambic Therapeutics, Inc.

Consolidated statements of convertible preferred stock and stockholders’ deficit

(in thousands, except share data)

	Convertible preferred stock		Common stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total stockholders’
	Shares	Amount	Shares	Amount	capital	income (loss)	deficit	deficit
Balance as of December 31, 2023	79,483,797	$177,687	21,350,242	$21	$3,920	$12	$(70,008)	$(66,055)
Issuance of Series B-2 convertible preferred stock, net of issuance costs of $379	21,994,473	64,971	—	—	—	—	—	—
Issuance of common stock upon the exercise of options	—	—	99,528	—	37	—	—	37
Stock-based compensation expense	—	—	—	—	1,653	—	—	1,653
Vesting of restricted stock awards	—	—	40,021	—	—	—	—	—
Net loss	—	—	—	—	—	—	(47,877)	(47,877)
Other comprehensive loss	—	—	—	—	—	(5)	—	(5)
Balance as of December 31, 2024	101,478,270	$242,658	21,489,791	$21	$5,610	$7	$(117,885)	$(112,247)
Issuance of Series B-3 convertible preferred stock, net of issuance costs of $595	32,022,345	98,674	—	—	—	—	—	—
Issuance of common stock upon the exercise of options	—	—	636,505	1	483	—	—	484
Stock-based compensation expense	—	—	—	—	2,478	—	—	2,478
Vesting of restricted stock awards	—	—	5,344	—	—	—	—	—
Net loss	—	—	—	—	—	—	(77,295)	(77,295)
Other comprehensive income	—	—	—	—	—	17	—	17
Balance as of December 31, 2025	133,500,615	$341,332	22,131,640	$22	$8,571	$24	$(195,180)	$(186,563)

See accompanying notes to the consolidated financial statements.

Iambic Therapeutics, Inc.

Consolidated statements of cash flows

(in thousands)

	Year ended December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(77,295)	$(47,877)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,225	1,059
Stock-based compensation expense	2,478	1,653
Non-cash lease expense	1,150	1,255
Loss on disposal of property and equipment	33	—
Foreign currency exchange loss (gain)	17	(5)
Changes in operating assets and liabilities:
Accounts receivable and unbilled receivables	(873)	(444)
Prepaid expenses and other current assets	110	(1,333)
Other assets	(219)	(755)
Accounts payable	441	280
Accrued expenses and other current liabilities	4,267	3,856
Operating right-of-use asset and lease liabilities, net	(1,204)	(580)
Deferred revenue	11,047	9,339
Other non-current liabilities	—	(8)
Net cash used in operating activities	(58,823)	(33,560)
Cash flows from investing activities:
Purchases of property and equipment	(1,280)	(707)
Net cash used in investing activities	(1,280)	(707)
Cash flows from financing activities:
Proceeds from the issuance of Series B-2 convertible preferred stock, net of issuance costs	—	64,971
Proceeds from the issuance of Series B-3 convertible preferred stock, net of issuance costs	98,674	—
Proceeds from the issuance of common stock upon the exercise of options	484	37
Principal payments on finance leases	(95)	(15)
Net cash provided by financing activities	99,063	64,993
Net increase in cash and cash equivalents	38,960	30,726
Cash and cash equivalents, beginning of year	141,579	110,853
Cash and cash equivalents, end of year	$180,539	$141,579
Supplemental disclosure of cash flow information:
Cash paid for interest	$17	$5
Cash paid for income taxes	$45	$34
Supplemental schedule of non-cash investing and financing activities:
Property and equipment purchases included in accounts payable	$—	$58
Right-of-use asset obtained in exchange for operating lease liability	$—	$6,295
Property and equipment obtained in exchange for finance lease liability	$—	$310

See accompanying notes to the consolidated financial statements.

Iambic Therapeutics, Inc.

Notes to the consolidated financial statements

1. Description of business and basis of presentation

Description of business

Iambic Therapeutics, Inc. (the “Company”), together with its consolidated subsidiary, is a technology and clinical-stage life sciences company developing novel medicines using its proprietary molecular superintelligence platform. The Company was incorporated in the State of Delaware in October 2019 as Entos, Inc., and changed its name to Iambic Therapeutics, Inc., in May 2023. The Company is headquartered in San Diego, California.

Liquidity

From inception to December 31, 2025, the Company has experienced net losses and negative cash flows from operating activities and has an accumulated deficit of $195.2 million as of December 31, 2025. The Company expects to continue to incur net losses for the foreseeable future and believes it will need to raise substantial additional capital to accomplish its business plan over the next several years. The Company plans to continue to fund its losses from operations through a combination of equity offerings, debt financings, or other sources, including potential collaborations, licenses, and other similar arrangements. There can be no assurance as to the availability or terms upon which such financing and capital might be available in the future. If the Company is unable to secure adequate additional funding, the Company may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

As of December 31, 2025, the Company had $180.5 million in cash and cash equivalents. The Company believes it has sufficient cash to fund its projected operating requirements for at least twelve months from the date these consolidated financial statements are issued.

2. Summary of significant accounting policies

Principles of consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Iambic Therapeutics UK Ltd (“Iambic Therapeutics UK”), which operates primarily in the United Kingdom. All intercompany accounts and transactions have been eliminated in consolidation.

Foreign currency translation

The functional currency of the Company is the U.S. dollar. The Company’s wholly owned subsidiary, Iambic Therapeutics UK, uses the British Pound as its functional currency. All assets and liabilities of Iambic Therapeutics UK are translated using period-end exchange rates, and revenue and expenses are translated at average exchange rates for the period. Translation adjustments resulting from exchange rate fluctuations are recorded as foreign currency translation adjustments, a component of accumulated other comprehensive income. Exchange gains and losses from foreign currency transactions are included as a component of other expense.

Use of estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The most significant estimates in the Company’s consolidated financial statements relate to the fair value of the Company’s common and convertible preferred stock, clinical accruals and prepaid expenses, stock-based compensation expense, revenue recognition, and deferred revenue. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may materially differ from these estimates.

Concentrations of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and mitigates credit risk by maintaining a diversified portfolio and limiting the amount of investment exposure as to institution, maturity, and investment type.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts.

Fair value of financial instruments

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•
Level 1: Observable inputs such as quoted prices in active markets;
•
Level 2: Inputs other than the quoted prices in active markets that are observable either directly or indirectly;
•
Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying values of the Company’s financial instruments, consisting of cash and cash equivalents, accounts receivable and unbilled receivables, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities, are considered to approximate their respective fair values because of the short-term nature of those instruments.

Accounts receivable and unbilled receivables

The Company records accounts receivable for amounts invoiced to a customer for which the Company has an unconditional right to consideration. Accounts receivable is recorded net of expected credit losses, if any. Unbilled receivables represent unconditional rights to consideration where services have been provided to the customer but have not yet been invoiced. As of December 31, 2025, the Company had $0.3 million in accounts receivable and $1.0 million in unbilled receivables with two customers. As of December 31, 2024, the Company had $0.2 million in accounts receivable and $0.3 million in unbilled receivables with one customer.

Property and equipment

Property and equipment, including leasehold improvements, are reported net of accumulated depreciation and amortization. Property and equipment are depreciated and amortized on a straight-line basis over their estimated economic lives. The Company estimates useful lives for laboratory equipment as seven years and office furniture and equipment as three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Ordinary maintenance and repairs are charged to expense, while expenditures that extend the physical or economic life of the assets are capitalized.

Valuation of long-lived assets

Long-lived assets to be held and used, including property and equipment and right-of-use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company has not recognized any impairment losses for the years ended December 31, 2025 and 2024.

Leases

At contract inception, the Company determines if an arrangement is or contains a lease in accordance with Accounting Standards Codification (“ASC”) Topic 842, Leases (“ASC 842”). The Company determines a contract contains a lease when all of the following criteria based on the specific circumstances of the arrangement are met: (i) there is an identified asset for which there are no substantive substitution rights; (ii) the Company has the right to obtain substantially all of the economic benefits from the identified asset; and (iii) the Company has the right to direct the use of the identified asset.

The Company classifies each of its leases at inception as operating or financing considering factors such as the length of the lease term, the present value of the lease payments, the nature of the leased asset, and the potential for ownership of the asset to transfer during the lease term. Leases with terms greater than one year are measured at the present value of the fixed payments due over the expected lease term, with the asset value reduced by the present value of any incentives, rebates, or abatements the Company expects to receive from the lessor. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its estimated secured incremental borrowing rate for a period equal to the expected lease term. Options to extend a lease by the Company are included in the expected lease term if exercise of the option is deemed reasonably certain. Options to extend the lease held by the lessor are included in the calculation of the lease term. Variable lease payments are amounts the Company owes to a lessor that are not fixed, such as reimbursement for insurance, property taxes, common area maintenance, and other operating expenses for facility leases. Variable lease payments are not included in the measurement of right-of-use assets and lease liabilities but rather are expensed when incurred. The Company recognizes expense for fixed lease payments on its operating leases on a straight-line basis over the expected lease term as an operating expense. For its finance leases, amortization expense and interest expense are recognized separately in the consolidated statements of operations and comprehensive loss, with amortization expense recognized on a straight-line basis and interest expense recognized using the effective interest method. The Company has elected the practical expedient not to separate lease and non-lease components for leases.

The Company’s operating lease asset and liabilities are reflected in its consolidated balance sheets with the captions right-of-use asset; operating lease liability, current; and operating lease liability, non-current. The Company’s finance lease asset and liabilities are reflected in its consolidated balance sheets as property and equipment, net; accrued expenses and other current liabilities; and other non-current liabilities. The Company does not record short-term leases, defined as leases that have a term of 12 months or less at the commencement date, on its consolidated balance sheets. The related expenses are recognized in the consolidated statements of operations and comprehensive loss on a straight-line basis over the lease term.

Convertible preferred stock

The Company records all shares of convertible preferred stock at fair value on the dates of issuance, net of any amounts allocated to issuance costs. Convertible preferred stock is classified as temporary equity on the accompanying consolidated balance sheets upon the occurrence of certain events that are outside the Company’s control, such as a merger, acquisition, or sale of all or substantially all of the Company’s assets. The convertible preferred stock may become redeemable at the option of the holders of a majority of the then outstanding shares. The carrying values of the convertible preferred stock will be adjusted to their liquidation preferences if and when it becomes probable that such a liquidation event will occur.

Revenue recognition

The Company generates revenue from its collaboration agreements under which the Company licenses certain rights to its technology and/or performs research and development services. The terms of these arrangements include receipt of one or more of the following: nonrefundable, upfront fees; reimbursement of research and development costs; development, regulatory, and commercial milestone payments; and royalties on net sales of licensed products, if any.

At contract inception, the Company first analyzes its license and collaboration agreements to assess whether such arrangements are within the scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”), to determine whether the arrangement involves joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. If an arrangement is not within the scope of ASC 808, the Company then assesses whether the arrangement in its entirety represents a contract with a customer in accordance with ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). If only a portion of the arrangement is potentially with a customer, the Company applies the distinct good or service unit-of-account guidance in ASC 606 to determine whether there is a unit of account that should be accounted for under ASC 606.

To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when, or as, the Company satisfies its performance obligations. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer.

At contract inception, the Company assesses the goods or services promised within the contract and whether each promised good or service constitutes a distinct performance obligation. Promised goods or services are considered distinct when: (i) the customer can benefit from the good or service on its own or together with other readily available resources; or (ii) the promised good or service is separately identifiable from other promises in the contract. In assessing whether promised goods or services are distinct, the Company considers factors such as the stage of development of the underlying technology, the capabilities of the customer to develop the technology on their own, or whether the required expertise is readily available. Arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options. The Company assesses whether these options provide a material right to the customer and, if so, they are considered performance obligations.

The Company estimates the transaction price based on the amount of consideration it expects to receive for transferring the promised goods or services in the contract. The consideration may include both fixed consideration and variable consideration. At the inception of each arrangement that contains variable consideration, the Company evaluates the amount of potential payments and likelihood that such payments will be received. The amount included in the transaction price is constrained to the amount for which it is probable that a significant reversal of recognized revenue will not occur. At the end of each subsequent reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint and, as required, adjusts its estimate of the total transaction price. Any such adjustments are recorded on a cumulative catch-up basis in the period of adjustment.

In a contract with multiple performance obligations, the Company allocates the transaction price to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price the Company would sell a promised good or service separately to a customer. If a standalone selling price is not directly observable, the Company estimates a standalone selling price which may require the Company to make significant estimates and assumptions that require judgment. The estimation of the standalone selling price may include estimates regarding forecasted revenue or costs, development timelines, discount rates, probabilities of technical and regulatory success, as well as active market participation. Certain variable consideration is allocated to one or more performance obligations in a contract when the terms of the variable consideration relate specifically to the satisfaction of the performance obligation and the resulting amounts allocated to each performance obligation are consistent with the amounts the Company would expect to receive for each performance obligation when considering all the performance obligations and payment terms in the contract.

The Company then recognizes as revenue the amount of the transaction price that is allocated to each respective performance obligation when, or as, the performance obligation is satisfied. For performance obligations that are satisfied over time, the Company measures its progress towards completion using various methods. For research and development related performance obligations, including any associated material rights, revenue is recognized using an input method based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. For platform access performance obligations, revenue is recognized using a time-elapsed output method.

Nonrefundable, upfront fees to use the Company’s intellectual property are recognized as revenue when the related license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promised goods or services, the Company utilizes judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time.

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and for which the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of: (i) when the related sales occur; and (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Research and development costs and accruals

Research and development costs include personnel costs and related benefits, stock-based compensation, laboratory supplies, allocated facility costs, activities performed under the collaboration agreements with pharmaceutical partners, external research and development expenses incurred under arrangements with third parties, internally developed software costs, and costs associated with preclinical and clinical activities. Costs incurred in connection with research and development activities are expensed as incurred.

The Company engages with various clinical research organizations, contract development and manufacturing organizations, and other companies to support the research and development of its therapeutic candidates. Payments for these activities are based on individual agreements, which may differ from the pattern of costs incurred, and payments made in advance of performance are reflected in the Company’s consolidated balance sheets as a component of prepaid and other current assets or accrued expenses and other current liabilities. Expenses related to research and development activities are accrued based on management’s estimate of services performed, progress of studies, including the phase or completion of events, invoices received, and contracted costs. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates.

Patent costs

Costs related to filing and pursuing patent applications are classified as general and administrative expenses and expensed as incurred as recoverability of such expenditures is uncertain.

Stock-based compensation

The Company’s stock-based awards consist of stock options awards, including service-based and performance-based awards, and restricted stock awards (“RSAs”) issued to employees and non-employees. The Company measures the estimated fair value of stock-based awards on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective awards. The Company records expense for awards with service-based vesting using the straight-line method over the service period for graded and cliff-vested awards. Forfeitures are recognized as a reduction of stock-based compensation expense as they occur. The Company estimates the fair value of stock options award grants using the Black-Scholes option pricing model.

For awards that contain performance conditions, the Company determines the appropriate amount to expense at each reporting date based on the anticipated achievement of performance targets, which requires judgment, including forecasting the achievement of future specified targets. At the date performance conditions are determined to be probable of achievement, the Company records a cumulative expense catch-up, with remaining expense amortized over the remaining service period. Throughout the performance period, the Company reassesses the estimated performance and updates the number of performance-based awards that it believes will ultimately vest.

Income taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. In addition, ASC 740 requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the consolidated financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense, and any accrued interest and penalties would be included within the related tax liability. As of December 31, 2025 and 2024, the Company accrued no material interest and penalties.

Comprehensive loss

Comprehensive loss is defined as a change in equity during a period from transactions or other events and circumstances from non-owner sources. The component of other comprehensive income (loss) consists of foreign currency translation adjustments. Comprehensive gains (losses) have been reflected in the consolidated statements of operations and comprehensive loss for all periods presented and as a separate component in the accompanying consolidated statements of convertible preferred stock and stockholders’ deficit.

Net loss per share

Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive securities. For all periods presented, basic and diluted net loss per share are the same because the inclusion of all potentially dilutive securities would be anti-dilutive due to the net loss incurred in each period.

The Company has issued convertible preferred stock which is considered a participating security as the holders are entitled to participate in dividends with common stockholders. However, the holders of convertible preferred stock do not have a contractual obligation to share in the losses of the Company. Accordingly, the two-class method does not apply in periods of net loss, and net loss is attributed entirely to common stockholders. Since inception, no dividends have been declared or paid.

The following table sets forth the outstanding shares of common stock equivalents that were excluded from the calculation of diluted net loss per share allocable to common stockholders as of December 31, 2025 and 2024 because including them would have been anti-dilutive:

	As of December 31,
	2025	2024
Convertible Preferred Stock	133,500,615	101,478,270
Common stock warrant	74,396	74,396
Stock options outstanding	14,015,052	9,828,320
Unvested restricted stock awards	—	5,344
Total	147,590,063	111,386,330

Recently adopted accounting pronouncements

In December 2023, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances income tax disclosures, primarily through standardization and disaggregation of the income tax rate reconciliation and disaggregation of income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. ASU 2023-09 can be applied either prospectively or retrospectively and early adoption is permitted. The Company adopted ASU 2023-09 on a retrospective basis as of January 1, 2024. See Note 8, Income Taxes, for further information.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) - Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which improves the disclosure and presentation requirements of reportable segments. The amendments in the update require the disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit and loss. The amendments also require disclosure of all other segment items by reportable segment and a description of its composition. In addition, the amendments require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 is effective for annual periods beginning after December 15, 2023, with early adoption permitted as of the beginning of an annual reporting period. The Company adopted ASU 2023-07 on a retrospective basis as of January 1, 2024. See Note 10, Segment Reporting, for further information.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”), which eliminates the project stage model and introduces a probable-to-complete recognition threshold for the capitalization of software development costs. The amendment in the update requires an assessment of uncertainty associated with software development activities, additional disclosures for capitalized internal-use software costs, and consideration of website development. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, with early adoption permitted as of the beginning of an annual reporting period. The Company early adopted ASU 2025-06 on a retrospective basis as of January 1, 2024, which did not result in a material impact on its consolidated financial statements or related disclosures.

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), which is intended to provide more detailed information about specified categories of expenses (purchases of inventory, employee compensation, depreciation, and amortization) included in certain expense captions presented on the statement of operations. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. ASU 2024-03 can be applied either prospectively or retrospectively and early adopted is permitted. The Company is currently evaluating the impact that this guidance will have on the presentation of its consolidated financial statements and accompanying notes.

3. Fair value measurements

The Company’s financial instruments measured at fair value on a recurring basis include cash equivalents, which consist of deposits in short-term money market funds that are quoted in an active market and classified as Level 1 financial instruments. There were no transfers of financial instruments between classification levels for the years ended December 31, 2025 and 2024.

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicate the level of the fair value hierarchy used to determine such fair values (in thousands):

		December 31, 2025
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents:
Money market funds	$176,007	$176,007	$—	$—
Total fair value of assets	$176,007	$176,007	$—	$—

		December 31, 2024
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents:
Money market funds	$137,243	$137,243	$—	$—
Total fair value of assets	$137,243	$137,243	$—	$—

4. Balance sheet components

Property and equipment, net

Property and equipment, net, consisted of the following (in thousands):

	As of December 31,
	2025	2024
Laboratory equipment	$8,490	$7,298
Office furniture and equipment	204	132
Construction in process	—	58
Leasehold improvements	25	73
Total property and equipment	8,719	7,561
Less: accumulated depreciation and amortization	(3,885)	(2,749)
Property and equipment, net	$4,834	$4,812

Depreciation and amortization expense, including amortization of finance leases, was $1.2 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively. Included in lab equipment is $0.3 million of equipment acquired under a finance lease during the year ended December 31, 2024, with accumulated amortization of $0.1 million as of December 31, 2025.

Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	As of December 31,
	2025	2024
Compensation and related benefits	$5,029	$2,433
Clinical research costs	4,006	2,806
Preclinical research and manufacturing costs	907	799
Professional services	141	276
Other	805	307
Finance leases	102	95
Accrued expenses and other current liabilities	$10,990	$6,716

5. License and collaboration agreements

Lundbeck Agreement

In September 2024, the Company and H. Lundbeck A/S (“Lundbeck”) entered into a Collaboration and Option Agreement (“Lundbeck Agreement”) to collaborate on the discovery of novel drug candidates using the Company’s proprietary molecular superintelligence platform to conduct research activities to prosecute an undisclosed neurological target (“Research Program”). The Company granted to Lundbeck a non-exclusive, sublicensable license to certain intellectual property to conduct research activities under the collaboration. The Research Program is for a single target and is divided into three successive work packages over the research term. The initial target may be substituted for an alternative target by the joint steering committee (“JSC”), subject to certain limitations.

The term of the Research Program is for the earlier of: (i) the completion or cessation of all activities under the Research Program or (ii) 36 months following the effective date of the Lundbeck Agreement (“Research Term”). Lundbeck may also terminate the Lundbeck Agreement in its entirety for convenience upon certain notice to the Company. Within 90 days of the expiration of the Research Term or upon nomination of a development candidate, Lundbeck has the right to exercise a one-time option to obtain an exclusive commercial license to further develop and commercialize a single target discovered during the Research Program in exchange for an option exercise fee.

The Company analyzed the Lundbeck Agreement and concluded that all aspects of the arrangement represent a transaction with a customer; accordingly, the Company recognized revenue for the Lundbeck Agreement in accordance with ASC 606. At inception, the Company determined that: (i) the research activities performed by the Company for the Research Program; (ii) the research license, and; (iii) participation on the JSC and subcommittees represent a single performance obligation. The Company assessed the Lundbeck Agreement at inception to determine whether a significant financing component exists and concluded that a significant financing component does not exist.

Consideration in the Lundbeck Agreement consists of: (i) a nonrefundable and non-creditable upfront fee; (ii) reimbursement of research activity costs incurred by the Company related to the Research Program, payable on a monthly basis; (iii) an option exercise fee; (iv) certain development, commercial and regulatory milestones; and (v) royalty payments. Variable consideration related to reimbursement of research activity costs is estimated at inception. At each reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint and, as necessary, adjusts the transaction price on a cumulative catch-up basis. Development, commercial, and regulatory milestones payments represent variable consideration that are constrained at inception as the achievement of the milestones is not certain at contract inception.

The Company recognizes revenue attributable to the Lundbeck Agreement using the cost-to-cost method, which it believes best depicts the transfer of control to the customer over time. Under the cost-to-cost method, the extent of progress towards completion of the Research Program is measured based on the ratio of actual costs incurred to the total estimated costs expected upon satisfying the combined performance obligation. Sales-based royalties will be recognized if and upon the related sales occurring. As of December 31, 2025 and 2024, no royalty payments under the Lundbeck Agreement have been achieved.

The Company recognized $6.7 million and $1.2 million in revenue related to the Lundbeck Agreement during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the remaining transaction price of $7.5 million was expected to be recognized by the Company as revenue through 2027. As of December 31, 2025 and 2024, no development, commercial, or regulatory milestones had been achieved.

Revolution Medicines Agreement

In May 2025, the Company and Revolution Medicines, Inc. (“RevMed”) entered into a Collaboration and License Agreement (“RevMed Agreement”) for which the Company will license to RevMed certain proprietary AI technologies of the Company, develop optimized machine learning models through fine tuning and training using RevMed’s training data (“Optimized Models”), and conduct certain research and development activities across four distinct work packages using the Optimized Models (“Research Plan”). The agreement consists of an Active Collaboration Period, during which the Research Plan will be conducted, and an Enablement Period, during which the Optimized Models will be deployed. The Active Collaboration Period began on the effective date of the RevMed Agreement and shall end upon the earlier of the completion of the Research Plan, two years following the effective date of the agreement, or as agreed upon by the parties. The term of the RevMed Agreement is 36 months following the effective date of the Enablement Period, unless further extended by the parties. RevMed may also terminate the agreement in its entirety for convenience upon certain notice to the Company.

Consideration in the RevMed Agreement consists of: (i) a nonrefundable and non-creditable upfront fee; (ii) reimbursement of research activity costs incurred by the Company related to the Research Plan, payable on a quarterly basis; and (iii) certain success-based research milestones. In addition, during each year of the Enablement Period, RevMed may elect to pay an update fee to receive the most recent version of Optimized Models. Variable consideration related to reimbursement of research activity costs is estimated at inception. At each reporting period, the Company re-evaluates the estimated variable consideration included in the transaction price and any related constraint and, as necessary, adjusts the transaction price on a cumulative catch-up basis.

The Company analyzed the RevMed Agreement and concluded that all aspects of the arrangement represent a transaction with a customer; accordingly, the Company recognized revenue for the RevMed Agreement in accordance with ASC 606. At inception, the Company determined the following performance obligations: (i) access to NeuralPLexer base model; (ii) access and Research Plan activities related to NeuralPLexer Optimized Model; (iii) access and Research Plan activities related to PropANE Optimized Model; and (iv) material rights related to renewal options during the Active Collaboration Period and Enablement Period. The Company assessed the RevMed Agreement at inception to determine whether a significant financing component exists and concluded that a significant financing component does not exist.

The Company recognizes revenue attributable to the RevMed Agreement using the time-elapsed method and cost-to-cost method, which it believes best depicts the transfer of control to the customer over time for each performance obligation. Under the time-elapsed method, the extent of progress towards completion of the performance obligation is measured on a straight-line basis each period based on the total expected contract term. Under the cost-to-cost method, the extent of progress towards completion of the Research Plan is measured based on the ratio of direct labor costs incurred to the total estimated direct labor expected upon satisfying the related performance obligations.

The Company recognized $2.7 million in revenue related to the RevMed Agreement during the year ended December 31, 2025. As of December 31, 2025, the remaining transaction price of $12.9 million was expected to be recognized by the Company as revenue through 2030. As of December 31, 2025, no success-based research milestones had been achieved.

Summary of contract assets and liabilities

The following table presents changes in the balances of the Company’s contract liabilities for the year ended December 31, 2025 and 2024 (in thousands):

Deferred revenue as of December 31, 2023	$—
Additions	10,533
Revenue recognized	(1,194)
Deferred revenue as of December 31, 2024	$9,339
Additions	20,473
Revenue recognized	(9,426)
Deferred revenue as of December 31, 2025	$20,386

6. Convertible preferred stock and stockholders’ deficit

Convertible preferred stock

As of December 31, 2025, the Company’s Amended and Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”) authorized the Company to issue 141,800,841 shares of preferred stock, par value $0.001 per share. The Company’s convertible preferred stock consists of Series Seed, Series A, Series A-1 (collectively, the “Junior Preferred Stock”), Series B, Series B-2 and Series B-3 (collectively, the “Senior Preferred Stock”, and, together with the Junior Preferred Stock, the “Convertible Preferred Stock”). The Convertible Preferred Stock is classified outside of stockholders’ deficit on the accompanying consolidated financial statements because the shares contain redemption features that are not solely within the control of the Company. As of December 31, 2025 and 2024, redemption of the Convertible Preferred Stock was not deemed probable of occurring.

The authorized, issued, and outstanding shares of Convertible Preferred Stock as of December 31, 2025, consisted of the following:

	Price per share	Shares authorized	Shares issued and outstanding	Carrying value (in thousands)	Aggregate liquidation preference (in thousands)
Series Seed	$0.34849	7,231,110	7,231,110	$2,520	$2,520
Series A	$2.3731	28,295,040	28,295,040	66,951	67,147
Series A-1	$1.8985	1,053,462	1,053,462	2,351	2,000
Series B	$2.4760	42,904,185	42,904,185	105,865	106,231
Series B-2	$2.9712	21,994,473	21,994,473	64,971	65,350
Series B-3	$3.10	40,322,571	32,022,345	98,674	99,269
Total		141,800,841	133,500,615	$341,332	$342,517

The authorized, issued and outstanding shares of Convertible Preferred Stock as of December 31, 2024 consisted of the following:

	Price per share	Shares authorized	Shares issued and outstanding	Carrying value (in thousands)	Aggregate liquidation preference (in thousands)
Series Seed	$0.34849	7,231,110	7,231,110	$2,520	$2,520
Series A	$2.3731	28,295,040	28,295,040	66,951	67,147
Series A-1	$1.8985	1,053,462	1,053,462	2,351	2,000
Series B	$2.4760	42,904,185	42,904,185	105,865	106,231
Series B-2	$2.9712	22,886,370	21,994,473	64,971	65,350
Total		102,370,167	101,478,270	$242,658	$243,248

Series B-2 preferred stock

In April 2024, the Company and certain investors entered into a Series B-2 Preferred Stock Purchase Agreement to sell up to 22,886,370 shares of its Series B-2 Preferred Stock, $0.001 par value per share (“Series B-2 Preferred Stock”) at a purchase price of $2.9712 per share. From April 2024 through November 2024, the Company issued 21,994,473 shares of Series B-2 Preferred Stock at a price of $2.9712 per share for aggregate consideration of $65.3 million, less issuance costs of $0.4 million. In November 2025, the number of shares authorized under the Series B-2 Preferred Stock was reduced from 22,886,370 to 21,994,473 upon completion of the financing round.

Series B-3 preferred stock

In November 2025, the Company and certain investors entered into a Series B-3 Preferred Stock Purchase Agreement to sell up to 40,322,571 shares of its Series B-3 Preferred Stock, $0.001 par value per share (“Series B-3 Preferred Stock”) at a purchase price of $3.10 per share. In November 2025, the Company issued 32,022,345 shares of Series B-3 Preferred Stock at a price of $3.10 per share for aggregate consideration of $99.3 million, less issuance costs of $0.6 million.

The significant rights, preferences and privileges of the Company’s Convertible Preferred Stock are as follows:

Dividends

The holders of Senior Preferred Stock and Junior Preferred Stock, in order of preference, are entitled to receive noncumulative dividends when and if declared by the Company’s board of directors. The Company may not declare, pay, or set aside any dividends on shares of any other class or series of capital stock of the Company unless the holders of the Senior Preferred Stock, and then Junior Preferred Stock, then outstanding first receive, or simultaneously receive, a dividend on each outstanding share of Senior Preferred Stock, and then Junior Preferred Stock, equal to: (i) in the case of a dividend on common stock or any class or series of stock that is convertible into common stock, the product of: (a) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into common stock and (b) the number of shares of common stock issuable upon conversion of each share of Senior Preferred Stock, and then Junior Preferred Stock; or (ii) in the case of a dividend on any class or series that is not convertible into common stock, at a rate per share of Senior Preferred Stock, and then Junior Preferred Stock, determined by (a) dividing the amount of the dividend payable on each share of such class or series of capital stock by the Original Issue Price of such class or series of capital stock, and (b) multiplying such fraction by an amount equal to the Original Issue Price of each series of Senior Preferred Stock and Junior Preferred Stock. Stockholders are not entitled to any accruing dividends. Since inception, no dividends have been declared or paid.

Voting rights

The holder of each share of Convertible Preferred Stock is entitled to one vote for each share of common stock into which such shares of preferred stock are convertible and shall vote together with the holders of common stock as a single class and on an as-converted to common stock basis, except as provided by law or by the other provisions of the Company’s Certificate of Incorporation.

The holders of Convertible Preferred Stock shall be entitled to elect directors of the Company as follows: (i) holders of shares of Series Seed shall be entitled to elect one director; (ii) holders of shares of Series A and Series A-1 Preferred Stock, voting together as a single class, shall each be entitled to elect one director; and (iii) holders of shares of Series B, Series B-2 and Series B-3 Preferred Stock, voting together as a single class, shall be entitled to elect two directors. The holders of common stock, voting exclusively and as a separate class, shall be entitled to elect two directors.

Conversion rights

The holder of each share of Convertible Preferred Stock has the option to convert each share, for no additional consideration, into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable Original Issue Price for such series of Convertible Preferred Stock by the applicable conversion price for such series in effect on the date of conversion.

The conversion price of the Convertible Preferred Stock was initially set at an amount equal to the Original Issue Price and is subject to adjustment for stock dividends, stock splits, and recapitalization. No adjustment to the conversion price of each series of Convertible Preferred Stock shall be made as a result of the issuance or deemed issuance of additional shares of common stock if agreed upon by a majority of the respective holders of each series.

The Convertible Preferred Stock is subject to mandatory conversion upon either: (i) immediately prior to the filing and effectiveness of an amended and restated certificate of incorporation of the Company in connection with the closing of the sale of shares of common stock to the public at a price of at least $7.4280 per share, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50 million of gross proceeds to the Company and in connection with such offering the Company is listed for trading on a nationally recognized exchange; or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the outstanding shares of Convertible Preferred Stock, voting together as a single class, and with respect to the Series A and Series A-1 Preferred Stock, the holders of a majority of the outstanding Series A and Series A-1 Preferred Stock, voting together as a single class, and with respect to the Series B, Series B-2, and Series B-3 Preferred Stock, the holders of a majority of the outstanding Series B, Series B-2, and Series B-3 Preferred Stock, voting together as a single class.

Liquidation preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or upon the occurrence of a Deemed Liquidation Event, as defined below, the holders of shares of Senior Preferred Stock then outstanding shall be entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of Junior Preferred Stock or common stock. The holders of Senior Preferred Stock are entitled to an amount per share equal to the greater of: (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon; or (ii) the amount that would have been payable had all shares of each series of Senior Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event. If the assets or funds of the Company available for distribution to holders of Senior Preferred Stock is insufficient to pay such holders the full amount to which they are entitled to, the asset or funds will be distributed in proportion to the respective amounts which would otherwise be payable if such shares were paid in full.

Following payment to holders of Senior Preferred Stock, the holders of Junior Preferred Stock then outstanding shall be entitled to be paid out of the assets or funds of the Company available for distribution to stockholders before any payment is made to the holders of common stock. The holders of Junior Preferred Stock are entitled to an amount per share equal to the greater of: (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon; or (ii) the amount that would have been payable had all shares of each series of Junior Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up, or Deemed Liquidation Event. If the assets or funds of the Company available for distribution to holders of Junior Preferred Stock is insufficient to pay such holders the full amount to which they are entitled to, the asset or funds will be distributed in proportion to the respective amounts which would otherwise be payable if such shares were paid in full. After distribution to holders of Senior Preferred Stock and Junior Preferred Stock, any remaining assets or funds of the Company available for distribution to stockholders shall be distributed to holders of common stock on pro rata based on the number of shares held by each holder.

Unless at least the holders of a majority of the Convertible Preferred Stock, voting together as a single class and on an as-converted basis to common stock, elect otherwise, a Deemed Liquidation Event shall include a merger, consolidation, or share exchange, except one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation, or a sale, lease, transfer, exclusive license, or other disposition of all or substantially all of the assets of the Company.

Redemption

The Convertible Preferred Stock does not have redemption rights, except for the contingent redemption upon the occurrence of a Deemed Liquidation Event.

Protective provisions

At any time when shares of the Senior Preferred Stock are outstanding, the Company shall first obtain the approval by a majority of holders of the Senior Preferred Stock, voting separately as a class, with respect to the following actions: (i) consummation of a liquidation, dissolution or winding up of the Company, or effect any merger, acquisition or consolidation, or any other deemed liquidation event; (ii) amend, alter, or repeal any provision of the Company’s Certificate of Incorporation or bylaws in a manner that may adversely affect the powers, preferences or rights of the Senior Preferred Stock; or (iii) create, authorize, issue, or obligate the Company to issue shares, or increase or decrease the authorized number of shares, of any capital stock unless such capital stock ranks junior to the Senior Preferred Stock with respect to its rights, preferences and privileges.

Common stock

As of December 31, 2025, the Company’s Certificate of Incorporation authorized the Company to issue 185,438,918 shares of common stock, $0.001 par value per share. All outstanding shares of common stock have been duly authorized and are fully paid and nonassessable. Each share of common stock is entitled to one vote; there is no cumulative voting. The holders of shares of common stock are entitled to receive dividends, as may be declared by the Company’s board of directors, if any, subject to the preferential dividend rights of Senior Preferred Stock and Junior Preferred Stock.

Common stock warrants

In connection with a prior loan agreement with a lender bank, the Company issued a warrant to purchase up to 74,396 shares of the Company’s common stock at an exercise price of $0.57 per share. The warrants were immediately exercisable upon issuance and may be exercised on a cashless basis. Other than in connection with certain mergers or acquisitions, the warrants will expire on the ten-year anniversary of the date of issuance. As of December 31, 2025 and 2024, the warrants remained unexercised and outstanding.

The Company’s common stock warrants are equity-classified and carried at the instruments’ fair value upon classification into equity.

Common stock reserved for future issuance

Common stock reserved for future issuance was as follows:

	As of December 31,
	2025	2024
Conversion of Convertible Preferred Stock to common stock	133,500,615	101,478,270
Common stock options issued and outstanding	14,015,052	9,828,320
Common stock warrants issued and outstanding	74,396	74,396
Shares available for future issuance under the 2020 Plan	5,453,550	4,776,787
Total	153,043,613	116,157,773

7. Stock-based compensation

Stock incentive plan

In September 2020, the Company adopted the 2020 Equity Incentive Plan (the “2020 Plan”), which was subsequently amended. The 2020 Plan provides for the issuance of incentive stock options to employees of the Company and non-statutory stock options, restricted stock awards, restricted stock purchase rights, and other stock awards to directors, employees, and consultants of the Company.

In April 2024, the Company amended the 2020 Plan to increase the number of shares authorized for issuance under the Plan to be in aggregate 15,969,972 shares of common stock. The Company further amended the 2020 Plan during 2025 to increase the number of shares authorized for issuance under the Plan to be in aggregate 21,469,972 shares of common stock as of December 31, 2025.

Stock options

Options granted under the 2020 Plan will expire no more than 10 years from date of grant. The exercise price of each option is determined by the Company’s board of directors, although generally options have an exercise price equal to the estimated fair market value of the Company’s common stock on the date of the option grant. In the case of incentive stock options, the exercise price is required to be no less than 100% of the estimated fair market value of the Company’s common stock at the time the option is granted. For holders of more than 10% of the Company’s total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company’s common stock at the date of grant and for a term not to exceed five years. Stock option awards generally vest 25% on the first anniversary of the original vesting commencement date, with the remaining balance vesting ratably on a monthly basis over three years.

Performance-based stock options

In August 2024, the Company granted 1,448,212 stock options under the 2020 Plan to certain executives that are subject to vesting upon meeting certain performance milestones. As of December 31, 2025 and 2024, the vesting criteria of the performance-based stock options were not met. Accordingly, the performance-based stock options were not deemed probable of achievement, and no stock-based compensation expense related to performance-based stock options has been recognized.

Summary of stock option activity

A summary of the Company’s stock option activity for the years ended December 31, 2025 and 2024 is as follows:

	Options outstanding	Weighted- average exercise prices	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding as of December 31, 2023	5,489,106	$0.57	8.50	$2,049
Granted	5,078,770	1.16
Exercised	(99,528)	0.45
Cancelled/forfeited	(640,028)	0.72
Outstanding as of December 31, 2024	9,828,320	$0.87	8.45	$5,150
Granted	6,036,922	1.43
Exercised	(636,505)	0.75
Cancelled/forfeited	(1,213,685)	0.70
Outstanding as of December 31, 2025	14,015,052	$1.13	8.30	$7,455
Vested and expected to vest as of December 31, 2025	14,015,052	$1.13	8.30	$7,455
Exercisable as of December 31, 2025	7,064,052	$0.96	7.69	$4,914

The intrinsic values are calculated as the difference between the fair value of the Company’s common stock and the exercise price of the stock options. When options are exercised, the Company’s policy is to issue previously unissued shares of common stock to satisfy share option exercises. The fair value of shares vested during the years ended December 31, 2025 and 2024 were $2.4 million and $1.6 million, respectively. For the year ended December 31, 2025 the intrinsic value and cash received from stock option exercises were each $0.5 million. For the year ended December 31, 2024 the intrinsic value and cash received from stock option exercises were each less than $0.1 million. As of December 31, 2025 and 2024, unrecognized estimated compensation expense related to stock options was $8.1 million and $4.4 million, respectively, which were expected to be recognized over approximately 2.3 and 1.9 years, respectively.

Valuation of stock options

The weighted-average grant date fair value per share of option grants for the years ended December 31, 2025 and 2024 was $1.08 and $0.85 per share, respectively. The weighted-average assumptions used in the Black-Scholes option pricing model to determine the fair value of the employee stock option grants were as follows:

	Year ended December 31,
	2025	2024
Expected volatility	88.1%	87.5%
Risk-free interest rate	4.3%	3.9%
Expected term (in years)	6.02	5.57
Expected dividend yield	—	—

The Black-Scholes option-pricing model requires the use of subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•
Expected volatility. The expected volatility assumption is based on volatilities of a peer group of similar companies whose share prices are publicly available.
•
Risk-free interest rate. The Company bases the risk-free interest rate assumption on the U.S. Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued.
•
Expected term. The expected term represents the period of time that options are expected to be outstanding. Because the Company does not have historical exercise behavior, it determines the expected term assumption using the simplified method, which is an average of the contractual term of the option and its vesting period.
•
Expected dividend yield. The Company bases the expected dividend yield assumption on the fact that it has never paid cash dividends and has no present intention to pay cash dividends.

Stock-based compensation costs

The stock-based compensation cost that has been included in the Company’s consolidated statements of operations and comprehensive loss for all stock-based compensation arrangements is detailed as follows (in thousands):

	Year ended December 31,
	2025	2024
Research and development	$1,434	$1,025
General and administrative	1,044	628
Total	$2,478	$1,653

8. Income taxes

Loss before income tax expense by jurisdiction was as follows (in thousands):

	Year ended December 31,
	2025	2024
United States	$(77,434)	$(47,975)
Foreign	184	132
Loss before income taxes	$(77,250)	$(47,843)

Components of income tax expense were as follows (in thousands):

	Year ended December 31,
	2025	2024
Current:
Federal	$—	$—
State	2	2
Foreign	43	32
Total current	45	34
Deferred
Federal	—	—
State	—	—
Foreign	—	—
Total deferred	—	—
Income tax expense	$45	$34

A summary of income taxes paid, net of refunds received was as follows (in thousands):

	Year ended December 31,
	2025	2024
Federal	$—	$—
State	2	2
Foreign:
United Kingdom	31	43
Total taxes paid, net of refunds received	$33	$45

A reconciliation of the U.S. federal statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands, except percentages):

	Year ended December 31,
	2025		2024
	Amount	Rate	Amount	Rate
U.S. federal taxes at statutory rate	$(16,223)	21.0%	$(10,047)	21.0%
State and local income taxes, net of federal benefit (1)	1,578	(2.0)%	970	(2.0)%
Nontaxable and nondeductible expenses’	304	(0.4)%	221	(0.5)%
Research and development tax credits	(1,725)	2.2%	(190)	0.4%
Foreign tax effects	4	—%	4	—%
Changes in valuation allowance	16,107	(20.9%)	9,076	(19.0%)
Effective income tax rate	$45	(0.1%)	$34	(0.1%)

(1)
50% or more of our state tax provision relates to the California state jurisdiction.

Significant components of the Company’s net deferred tax assets and liabilities are as follows (in thousands):

	As of December 31,
	2025	2024
Deferred tax assets:
Net operating losses	$43,385	$17,895
Capitalized research and development	4,782	10,692
Research and development credits	6,303	2,185
Stock-based compensation expense	583	365
Lease liabilities	1,535	1,749
Deferred revenue	1,587	—
Other temporary differences	1,310	1,643
Total deferred tax assets	59,485	34,529
Less: valuation allowance	(57,331)	(31,894)
Total deferred tax assets, net	$2,154	$2,635
Deferred tax liabilities:
Property and equipment basis differences	(744)	(1,026)
Right-of-use assets	(1,410)	(1,609)
Total deferred tax liabilities	$(2,154)	$(2,635)
Net deferred tax assets and liabilities	—	—

As of December 31, 2025, the Company had federal and state net operating loss (“NOL”) carryforwards of $157.0 million and $149.9 million, respectively. The state loss carryforwards will begin to expire in 2039 unless previously utilized. The federal net operating losses do not expire and will carry forward indefinitely. The Company also has federal and state research tax credit carryforwards of $6.1 million and $3.3 million, respectively. The federal research credit carryforwards will begin expiring in 2041 unless previously utilized. Research credits attributable to California will carry forward indefinitely, and research credits attributable to Massachusetts can be carried forward for 15 years.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. Management determined that it is more likely than not that the deferred tax assets will not be realized in the U.S. federal and state tax jurisdictions. Accordingly, a full valuation allowance has been established, and no deferred tax assets and related tax benefits have been recognized. The valuation allowance increased by $25.4 million for the year ended December 31, 2025.

Utilization of net operating losses and credits may be subject to substantial annual limitations due to the “change in ownership” provisions of the Internal Revenue Code (“IRC”) of 1986, as amended, and similar state provisions. The annual limitations may result in the expiration of net operating losses before utilization. Under IRC Section 382, an “ownership change” results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50% of the outstanding stock of a company by certain stockholders or public group. Since the Company’s formation, the Company has raised capital through the issuance of capital stock which, combined with the purchasing stockholders’ subsequent disposition of those shares, may have resulted in such an ownership change, or could result in an ownership change in the future upon subsequent disposition. The annual limitation may result in the expiration of NOL carryforwards before utilization.

The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company’s formation due to the complexity and cost associated with such a study and that there may be additional such ownership changes in the future. If the Company has experienced an ownership change at any time since formation, utilization of the NOL carryforward to offset taxable income and taxes, respectively, would be subject to an annual limitation under the IRC limitation may result in expiration of all or a portion of the NOL carryforwards before utilization.

The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits and recognizable deferred tax benefits after the completion of an ownership change analysis are not expected to impact the Company’s effective tax rate.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits (in thousands):

	Year ended December 31,
	2025	2024
Gross unrecognized tax benefits at the beginning of the year	$1,343	$996
Increases related to prior year positions	470	—
Increases related to current year positions	809	347
Gross unrecognized tax benefits at the end of the year	$2,622	$1,343

The Company is subject to taxation in the United States and various states and foreign jurisdictions. All of the Company’s tax years are subject to examination by federal and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company is not currently under examination by any federal, state, or foreign tax authorities.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was signed into law. The OBBBA includes significant changes to U.S. tax and related laws. Some of the provisions of the OBBBA affecting corporations include the permanent extension of certain expiring provisions of the TCJA, modifications to GILTI and Foreign-Derived Intangible Income international tax provisions, an increase in the limit of the deduction of interest expense to 30% of earnings before interest, taxes, depreciation, and amortization, and reinstatement of 100% bonus depreciation deduction from the TCJA for eligible property acquired after January 19, 2025. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. The OBBBA’s financial reporting implications have been recognized in the Company’s income tax provision for the year ended December 31, 2025. The incorporation of these effects resulted in no material impact on the Company’s effective income tax rate.

9. Commitments and contingencies

Leases

In July 2023, the Company entered into a lease agreement for a facility lease for its headquarters in San Diego, California. The facility lease, consisting of approximately 13,000 square feet of office and laboratory space, commenced in January 2024 upon substantial completion of tenant improvements and other conditions. The facility lease is due to expire in June 2031, with an option to extend the lease term by five years. The facility lease consists of fixed rent costs, including base rent and additional rent for improvements, management, and amenity fees, of $0.1 million per month, with annual escalations of 3%. In connection with the facility lease, the Company paid a security deposit of approximately $0.1 million.

Upon commencement of the facility lease, the Company recognized an operating right-of-use asset and corresponding lease liability of $6.3 million. In consideration for entering into the facility lease, the Company received five months of base and additional base rent abatement. The facility lease is subject to additional variable lease costs for insurance, property taxes, common area maintenance, and other operating expenses. Operating and variable lease costs are allocated between research and development and general and administrative expense based on a proportional cost allocation method.

In October 2024, the Company entered into a 36-month finance lease for laboratory equipment. The leased equipment was included under laboratory equipment and classified as property and equipment, net, on the consolidated balance sheets as of December 31, 2025 and 2024.

The Company’s subsidiary, Iambic Therapeutics UK, maintains a month-to-month lease for office space in Bristol, United Kingdom. The office lease is classified as a short-term lease and costs are expensed as incurred.

The components of lease expense were as follows (in thousands):

	Year ended December 31,
	2025	2024
Finance lease cost:
Amortization of finance right-of-use asset	$87	$25
Interest on finance lease	17	5
Operating lease costs	1,150	1,255
Short-term lease costs	182	78
Variable lease costs	311	221
Total lease costs	$1,747	$1,584

The following tables present supplemental information related to leases (in thousands, except years and percentages):

		As of December 31,
	Balance Sheet Classification	2025	2024
Assets:
Finance lease assets	Property and equipment, net	$199	$285
Liabilities:
Current:
Operating	Operating lease liability, current	672	653
Financing	Accrued expenses and other current liabilities	102	95
Non-current
Operating	Operating lease liability, non-current	4,788	5,556
Financing	Other non-current liabilities	91	193
Total lease liabilities		$5,653	$6,497

	Year ended December 31,
	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		$
Operating cash flows for operating lease	$1,204	580
Operating cash flows for finance lease	$17	23
Financing cash flows from finance lease	$95	15

Weighted-average remaining lease term
Operating lease	5.4 years	6.5 years
Finance leases	1.8 years	2.9 years

Weighted-average discount rate
Operating lease	7.81%	7.81%
Finance leases	7.33%	7.33%

The following table presents the maturity of the Company’s operating and finance lease liabilities as of December 31, 2025 (in thousands):

	Operating Lease	Finance Leases
Year ending December 31,
2026	$1,072	$112
2027	1,202	93
2028	1,238	—
2029	1,275	—
2030	1,313	—
Thereafter	646	—
Total minimum lease payments	6,746	205
Less: Amounts representing interest	(1,286)	(12)
Total lease liabilities	$5,460	$193

Legal matters

In the normal course of business, the Company is at times subject to pending and threatened legal actions. In management’s opinion, any potential losses resulting from the resolution of these matters are not expected to have a material effect on the consolidated results of operations, financial position, or cash flows of the Company.

In accordance with the Company’s Certificate of Incorporation and the indemnification agreements entered into with each officer and non-employee director, the Company has indemnification obligations to its officers and non-employee directors for certain events or occurrences while they are serving at the Company’s request in such capacities. There have been no indemnification claims to date.

Employee benefit plan

The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. During the years ended December 31, 2025 and 2024, the Company provided matching contributions to eligible employees of $1.1 million and $0.7 million, respectively.

10. Segment reporting

The Company operates and manages its business as a single operating and reportable segment headquartered in the United States. The Company’s chief executive officer serves as the CODM. The CODM evaluates segment performance and allocates resources based on consolidated net loss, which is reported on the accompanying consolidated statement of operations and comprehensive loss. This measure is used to monitor spending and compare budgeted versus actual results. Factors considered in determining the single reportable segment include the nature of the Company’s operating activities, its organizational and reporting structure, and the type of financial information reviewed by the CODM. The operating segment’s revenue is derived from multiple collaboration agreements from which the segment primarily licenses access to certain technology and performs research and development services, as applicable. All long-lived assets of the Company are held in the United States.

The CODM reviews cash and cash equivalents as a measure of segment assets. As of December 31, 2025 and 2024, the Company’s cash and cash equivalents were $180.5 million and $141.6 million, respectively.

The following table presents selected financial information about the Company’s single operating segment (in thousands):

	Year ended December 31,
	2025	2024
Collaboration revenue	$9,426	$1,194

Research and development:
Research and development personnel-related	25,291	16,205
Research and development expense - IAM1363	22,131	11,909
Research and development expense - discovery-related costs and other	19,138	11,651
Research and development expense - compute costs	6,014	2,181
General and administrative:
General and administrative personnel-related	7,881	4,659
General and corporate expenses (1)	11,321	8,466
Other segment items (2)	(5,055)	(6,000)
Segment net loss	$77,295	$47,877

(1)
General and corporate expenses include certain costs related to facilities, finance, legal, administration, human resources, information technology, and other overhead.

(2)
Other segment items include interest income, interest expense, other expense, and income tax expense. Interest income consists of interest income earned on cash and cash equivalents. Interest expense consists of interest expense on our finance lease. Other expense primarily consists of realized and unrealized gains on foreign currency transactions and loss on disposal of property and equipment.

11. Subsequent events

The Company has evaluated subsequent events occurring between the end of the most recent fiscal year and through July 24, 2026, the date the consolidated financial statements were available to be issued. Except as described below, the Company has concluded that no subsequent events have occurred that require disclosure in the consolidated financial statements.

Cray Court Lease

On January 16, 2026, the Company entered into a lease agreement for a new facility lease (“Cray Court Lease”) for its headquarters in San Diego, California. The Cray Court Lease consists of approximately 45,000 square feet of office and laboratory space and is estimated to commence in November 2026, subject to completion of certain tenant improvements. The lease expires 90 months from the first full month following the commencement date, with an option to extend the lease term by five years. The lease consists of fixed base rent and tenant improvement allowance, if elected by the Company, and variable lease costs for operating expenses. Initial base rent is subject to annual escalations of 3%. Total aggregate future lease commitments under the lease are $15.7 million. The Company is not required to pay base rent for the first 32 months following the lease commencement date. The Cray Court Lease contains a right of first refusal to lease approximately 9,500 square feet (“Suite A Space”) and 13,400 square feet (“Suite B Space”) of additional office and laboratory space. In connection with the lease, the Company issued the landlord a security deposit in the form of a letter of credit for $0.2 million.

On March 31, 2026, the Company and landlord amended the Cray Court Lease to expand the leased premises to include the Suite B Space (“First Amendment”). The First Amendment expanded the total leased premises to approximately 58,400 square feet. The Suite B Space was expected to commence in February 2027, subject to completion of certain tenant improvements and was coterminous with the Cray Court Lease.

On July 17, 2026, the Company and landlord further amended the Cray Court Lease (“Second Amendment”), which supersedes the First Amendment, to replace the Suite B Space with a new expansion space. The Second Amendment expands the total leased premises under the Cray Court Lease to approximately 96,000 square feet. The expansion space is expected to commence in April 2027, subject to completion of certain tenant improvements. The lease term for the expansion space is coterminous with the original lease term. Total aggregate future lease commitments under the Second Amendment are approximately $25.0 million. The Company is not required to pay base rent for the first 10 months following the commencement date of the expansion space. In addition, the Company's proportionate share of operating expenses increases upon the commencement date. In connection with the amendment, the Company further amended its letter of credit with the landlord to approximately $0.5 million.

Takeda Agreements

On February 3, 2026, the Company entered into a Research Collaboration and License Agreement (“Collaboration Agreement”) with Takeda Pharmaceuticals U.S.A., Inc. (“Takeda”), pursuant to which the Company will utilize its proprietary molecular superintelligence platform to identify, generate, and optimize small molecule drug candidates directed to three initial collaboration targets. Contemporaneously, the Company and Takeda entered into a separate master services agreement pursuant to which the Company licensed to Takeda access to certain proprietary AI platform technology (“Technology Enablement Agreement”).

Consideration under the Collaboration Agreement and Technology Enablement Agreement consists of: (i) nonrefundable and non-creditable upfront fee payments; (ii) reimbursement of research costs incurred by the Company in performing research activities under the Collaboration Agreement, payable on a quarterly basis, as well as reimbursement of costs incurred in support of the Technology Enablement Agreement; (iii) certain success-based research, clinical development, commercial, and sales-based milestone payments per target; and (iv) royalty payments. Under the terms of the Takeda Collaboration Agreement, the Company is eligible to receive up to $1.7 billion in upfront fees, and success-based milestone payments.

Series B-4 financing

On April 1, 2026, the Company and certain investors entered into a Series B-4 Preferred Stock Purchase Agreement to sell up to 15,337,422 shares of its Series B-4 Preferred Stock, $0.001 par value per share (“Series B-4 Preferred Stock”) at a purchase price of $3.26 per share. In April and May 2026, the Company issued 8,518,303 and 1,533,742 shares, respectively of Series B-4 Preferred Stock at a price of $3.26 per share for aggregate consideration of $32.8 million. The significant rights, preferences, privileges, and terms of the Series B-4 Preferred Stock are consistent with those of the Series B-3 Preferred Stock.

shares

Common stock

Preliminary prospectus

J.P. Morgan	Jefferies	BofA Securities	Citigroup

Through and including , 2026 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

, 2026

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and The Nasdaq Global Select Market (Nasdaq) exchange listing fee.

Amount paid or to be paid
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq listing fee		*
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*
Total	$	*

* To be provided by amendment.

Item 14. Indemnification of directors and officers

Section 145 of the DGCL authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors and certain of our officers for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•
any breach of their duty of loyalty to our company or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•
any transaction from which they derived an improper personal benefit.

Similarly, our officers who at the time of an act or omission as to which liability is asserted consented to or are deemed to have consented to certain service of process rules under Delaware law will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as officers, except for liability in connection with:

•
any breach of their duty of loyalty to us or our stockholders;
•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•
any transaction from which they derived an improper personal benefit; or

•
any action by or in the right of the corporation.

Any amendment, repeal or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal or elimination. If the DGCL is amended to provide for further limitations on the personal liability of directors or officers of corporations, then the personal liability of our directors and officers will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, agents and any other persons, to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non‑employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent sales of unregistered securities

Since June 30, 2023, we have issued the following unregistered securities:

•
From September 2023 through December 2023, we issued and sold an aggregate of 42,904,185 shares of our Series B convertible preferred stock at a purchase price of $2.4760 per share for an aggregate purchase price of approximately $106.2 million.
•
From April 2024 through October 2024, we issued and sold an aggregate of 21,994,473 shares of our Series B-2 convertible preferred stock at a purchase price of $2.9712 per share for an aggregate purchase price of approximately $65.3 million.
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From November 2025 through January 2026, we issued and sold an aggregate of 38,473,957 shares of our Series B-3 convertible preferred stock at a purchase price of $3.10 per share for an aggregate purchase price of approximately $119.3 million.
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From April 2026 through May 2026, we issued and sold an aggregate of 10,052,045 shares of our Series B-4 convertible preferred stock at a purchase price of $3.26 per share for an aggregate purchase price of approximately $32.8 million.
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From July 2023 through June 2026, we granted stock options to purchase an aggregate of 17,419,175 shares of common stock under our 2020 Plan at exercise prices per share ranging from $0.94 to $1.70.
•
From July 2023 through June 2026, we issued and sold to certain service providers of ours an aggregate of 2,581,380 shares of common stock upon the exercise of options under our 2020 Plan at exercise prices per share ranging from $0.04 to $1.70, for an aggregate exercise price of approximately $2.6 million.
•
In March 2026, we granted restricted stock units covering an aggregate of 3,338,160 shares of common stock under our 2020 Plan.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules

(a)
Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S‑1, which Exhibit Index is incorporated herein by reference.

(b)
Financial statement schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the accompanying notes.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)
For the purpose of determining any liability under the Securities Act, each post‑effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering
3.3	Amended and Restated Bylaws of the Registrant, as currently in effect
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
4.1	Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain holders of its capital stock, dated as of April 1, 2026
4.2	Warrant to Purchase Stock by and between the Registrant and Western Alliance Bank, dated December 27, 2022
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1+*	Form of Director and Executive Officer Indemnification Agreement
10.2+	Amended and Restated 2020 Equity Incentive Plan and related form agreements
10.3+*	2026 Equity Incentive Plan and related form agreements
10.4+*	2026 Employee Stock Purchase Plan and related form agreements
10.5+*	Outside Director Compensation Policy
10.6+*	Confirmatory Offer Letter by and between the Registrant and Thomas Miller
10.7+*	Confirmatory Offer Letter by and between the Registrant and Frederick Manby
10.8+*	Confirmatory Offer Letter by and between the Registrant and Michael Secora
10.9+*	Confirmatory Offer Letter by and between the Registrant and Neil Josephson
10.10+*	Confirmatory Offer Letter by and between the Registrant and Pete Olson
10.11#	Lease by and between the Registrant and BRE-BMR Oberlin LP, dated July 24, 2023
10.12†	Research Collaboration and License Agreement by and between the Registrant and Takeda Pharmaceuticals, U.S.A., Inc., dated February 3, 2026
10.13*	Collaboration and Option Agreement by and between the Registrant and H. Lundbeck A/S, dated September 23, 2024
10.14+*	Employee Incentive Compensation Plan
10.15+*	Change in Control and Severance Plan and related form participation agreement
10.16*	Lease Agreement by and between the Registrant and ARE-SD Region No. 38, LLC, dated January 16, 2026, as amended
16.1	Letter from Ernst & Young LLP
21.1	List of subsidiaries of the Registrant
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 5.1 to this registration statement)
24.1*	Power of Attorney (included on the signature page to this registration statement)
107*	Filing Fee Table

* To be filed by amendment.

+ Indicates management contract or compensatory plan.

† Portions of this exhibit (indicated by [* * *]) have been omitted because the Registrant has determined that the information is both (i) not material and (ii) the type that the Registrant treats as private and confidential.

# Certain schedules or exhibits to this exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California, on , 2026.

IAMBIC THERAPEUTICS, INC.

By:
Thomas Miller, Ph.D.
Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas Miller, Ph.D. and Michael Secora, Ph.D., and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	, 2026
Thomas Miller, Ph.D.	(Principal Executive Officer)

	Chief Financial Officer and Chief Corporate	, 2026
Michael Secora, Ph.D.	Development Officer (Principal Financial and Accounting Officer)

	Director	, 2026
Jishnu Bhattacharjee

	Director	, 2026
Frederick Manby, Ph.D.

	Director	, 2026
Evan Rachlin, M.D.

	Director	, 2026
William Rastetter, Ph.D.

	Director	, 2026
Shalini Sharp

	Director	, 2026
Mary Tagliaferri, M.D.

	Director	, 2026
Jacob Vogelstein, Ph.D.

	Director	, 2026
Kurt von Emster